

NEW YORK COMMUNITY
BANCORP, INC.



2009 Annual Report:

A GROWTH STORY


The NYCB Family of Banks™



NEW YORK 158 Branches



NEW JERSEY 52 Branches



OHIO 29 Branches



FLORIDA 25 Branches



ARIZONA 18 Branches


Member FDIC
New York Community Bank


NEW YORK COMMUNITY BANK
QUEENS COUNTY SAVINGS BANK DIVISION


NEW YORK COMMUNITY BANK
ROSLYN SAVINGS BANK DIVISION


NEW YORK COMMUNITY BANK
RICHMOND COUNTY SAVINGS BANK DIVISION


NEW YORK COMMUNITY BANK
ROOSEVELT SAVINGS BANK DIVISION


GARDEN STATE COMMUNITY BANK
A DIVISION OF NYCB


OHIO SAVINGS BANK
A Division of New York Community Bank, Member FDIC


AMTRUST BANK
A Division of New York Community Bank, Member FDIC


Member FDIC
New York Commercial Bank


ATLANTIC BANK
A Division of New York Commercial Bank • Member FDIC

ABOUT OUR COVER

The majority of the loans in our portfolio are secured by multi-family buildings in New York City, similar to those pictured on the cover of this year's Annual Report. Of the more than 2.1 million rental apartments in the city, 64.3% feature below-market rents.

2009: A GROWTH STORY

In 2009, we celebrated our 150th anniversary of strength, stability, and service, and added a new chapter to our history of acquisition-driven growth. With our ninth acquisition in as many years—our first FDIC transaction—we increased our assets to $42.2 billion at the end of December, while growing our deposits to $22.3 billion and expanding our footprint both south and west of Metro New York.

Our savings bank subsidiary, New York Community Bank, is the second largest public thrift in the nation, with 175 branches in New York and New Jersey, and 72 branches in Ohio, Florida, and Arizona—our newest markets—combined. Our commercial bank subsidiary, New York Commercial Bank, has 35 branches in New York City, as well as Long Island and Westchester County, also in New York.

Our ability to generate meaningful growth in a year of significant economic weakness attests to the merits of our business model. We grow our franchise efficiently by engaging in earnings-accretive acquisitions and by investing the acquired deposits into the production of multi-family loans.

Our primary lending niche is based in New York City, where we have been a leading producer of multi-family loans for more than 30 years. The loans we produce are largely secured by buildings with below-market rental apartments that tend to maintain their tenants—and cash flows—in times both good and bad. In the last ten years, our portfolio grew at a 29% compound annual growth rate, largely reflecting the $25.9 billion of multi-family loans we produced during this time.

While growing our loan portfolio, we have upheld our underwriting standards, together with our record of superior asset quality. Notwithstanding the challenges posed by high unemployment and declining real estate values, non-performing assets equaled 1.41% of total assets at the end of December and our ratio of net charge-offs to average loans was a modest 0.13% for the year.

Our asset, loan, and deposit growth were driven by our acquisition in early December, yet the increase in our earnings reflects the margin expansion and revenue growth we achieved throughout the year. In 2009, our operating earnings rose more than 13% to $364.7 million, equivalent to $1.03 per diluted share.[1] Including an acquisition-related gain, among other items, our GAAP earnings rose more than four-fold to $398.6 million, and were equivalent to $1.13 per diluted share.

Fueled by the increase in earnings and our success in accessing the capital markets, our tangible stockholders' equity rose 67% year-over-year to $2.8 billion,[2] even as we maintained our annualized dividend of $1.00 per share.

In the process of growing our company, we have also enhanced its value, in keeping with the commitment we made at the start of our public life. This commitment will continue to guide us as we adhere to our business model and engage in the next installment of our story of profitable growth.

Please see the footnotes on page 7.



FELLOW SHAREHOLDERS:

2009: A Growth Story

2009 was a year of significant growth for New York Community Bancorp, verifying our business model and our expectation of outperforming our industry during an adverse credit cycle change. We grew by engaging in a highly earnings-accretive acquisition, and materially increased our capital, our liquidity, and our earnings capacity. We also grew—and greatly enhanced—our deposit franchise, together with our balance sheet and our stability.

In a year when 60% of banks and thrifts reported lower earnings, our GAAP earnings rose more than four-fold to $398.6 million and our operating earnings rose to $364.7 million, a 13.1% increase.[1] An even greater percentage of banks and thrifts saw their value diminish, in a year when the value of our shares rose 21.3%. Since the end of last year, we've experienced even greater appreciation, with the price of our stock growing 21.6% through April 12th.

The list of our achievements—and distinctions—continues. In 2009, when the ratio of net charge-offs to average loans was 2.84% for the SNL Bank & Thrift Index, we recorded a ratio of 0.13%. And in a year when bank failures rose significantly, we significantly strengthened our company by participating in a sizeable FDIC transaction and accretively issuing stock.

Our ability to accomplish meaningful growth in a year of economic weakness and continued industry turmoil speaks to our ability to capitalize on opportunities. It also speaks to the rationale for our conversion to stock form back in 1993.

Our public life began, in fact, at the end of the last credit cycle, when we recognized that our lending niche had enabled us to thrive at a time when many other banks had failed. We believed that as a public company, we could generate real value for those who invested with us in our business model, as we grew through acquisitions and deployed the funds we acquired principally into loans to unique owners of multi-family properties. We knew then, as we know now, that credit cycles inevitably happen, and believed that the next credit cycle turn would provide an opportunity for growth.

While the details of our 2009 financial performance are discussed in the SEC Form 10-K that accompanies this letter, following is a summary of the growth we achieved.

We expanded our franchise and grew our deposits.

On December 4, 2009, we completed our ninth acquisition of the decade with the purchase of certain assets, and the assumption of certain liabilities, of AmTrust Bank. As a result of this transaction, which was FDIC-assisted, we added 25 branches in Florida, 12 in Arizona, and 29 in Ohio to our 210 Community Bank and Commercial Bank branches in New York and New Jersey, combined.

With the expansion of our franchise came an increase in deposits and a meaningful improvement in our funding mix. Deposits rose $7.9 billion year-over-year to $22.3 billion, and represented 52.9% of total assets at December 31st.

The Community Bank branches in our new markets, much like those in New York and New Jersey, hold a meaningful share of deposits in the cities and suburbs they serve. And contrary to common perception in the wake of an acquisition, deposits have actually increased in the AmTrust branches we acquired. This is not only a tribute to our new employees and the quality of their service, but also to our reputation as a strong and stable community bank.

We increased our loans and assets.

While acquisition-driven deposit growth is key to our business model, our production of multi-family loans is its cornerstone. In the past ten years, our portfolio grew from $1.3 billion to $16.7 billion, reflecting originations of $25.9 billion. During this time, our assets rose from $1.9 billion to $42.2 billion, reflecting a compound annual growth rate of 36.3%.

In 2009, our production of multi-family loans was constrained by the general reluctance of property owners to refinance or to increase their real estate holdings until the market presents opportunities to buy at further discounted values. Nonetheless, of the $3.4 billion of loans we originated for portfolio last year, $1.9 billion were multi-family loans.

While organic loan production contributed to the year-over-year growth of our assets, so too did our acquisition of certain AmTrust loans. On December 4, 2009, we acquired one- to four-family and other loans of $5.0 billion—all of which are covered by loss sharing agreements with the FDIC. One of the most attractive features of an FDIC transaction is the mitigation of the risk involved in acquiring another bank's loans. Under the terms of these agreements, the FDIC will reimburse us for 80% of losses on the acquired loans up to $907.0 million, and for 95% of any losses beyond that initial amount.

Another tangible benefit of the AmTrust acquisition was the addition of its wholesale mortgage banking group. More than 1,100 clients throughout the country rely upon its state-of-the-art mortgage platform to originate agency-conforming loans in compliance with federal regulations, which are then aggregated and sold to Fannie Mae and Freddie Mac.

We increased our provision for loan losses and our loan loss allowance.

In 2009, the pressures of rising unemployment and declining real estate values took a toll on borrowers throughout the country, and on our industry's asset quality. At the end of the year, non-performing loans represented 4.89% of total loans for the SNL Bank & Thrift Index, while the ratio of net charge-offs to average loans was 2.84%, as noted previously.



Joseph R. Ficalora, *Chairman, President, and Chief Executive Officer*

It's important to state that our company was in no way immune to the impact of these pressures. We also experienced an increase in non-performing loans and net charge-offs over the course of the year. Still, at 2.04%, our ratio of non-performing loans to total loans was well below the industry average and—of far greater importance—our ratio of net charge-offs to average loans was a modest 0.13%. We believe that the difference in these measures is, perhaps, our most defining—and

Operating Earnings Growth *(dollars in millions, except per share data)*



Operating Earnings(a)
$322.5
$364.7
Diluted Operating EPS(a)
$0.96
$1.03
Net Interest Income
$675.5
$905.3
Net Interest Margin
2.48%
3.12%
Operating Efficiency Ratio(a)
38.89%
36.16%
2008
2009

	Operating Earnings	Diluted Operating EPS	Net Interest Income	Net Interest Margin	Operating Efficiency Ratio
Year-Over-Year Improvement:	13.1%	7.3%	34.0%	64 bp	(273 bp)

(a) Please see the reconciliations of our GAAP and operating earnings and the related GAAP and non-GAAP measures located in the back pocket of this report.



investable—feature, as it underscores our ability to resolve our troubled loans.

We attribute our above-average asset quality to our underwriting standards and to the nature of our primary lending niche. Most of the loans that we produce are secured by apartment buildings in New York City, where more than 64% of rental units are subject to rent control and stabilization laws, according to the 2009 report of the NYC Rent Guidelines Board. We underwrite our multi-family loans on the basis of the current cash flows produced by the building—in other words, on the rents that are paid to the borrower at the time the loan is made. Buildings that feature below-market rents are far less likely to lose their tenants—and therefore their cash flows—during times of rising unemployment and economic distress.

As a result, our multi-family loans—though not immune to such pressures—have contributed to our continuing record of above-average asset quality. I encourage you to refer to the graphs on the following page that compare our non-performing loans and net charge-offs to those of the SNL Bank & Thrift Index since 2007, and from 1990 to 1992, during the last adverse credit cycle turn.

In view of the weak economy and its impact on our assets, we increased our loan loss allowance by 35.1% over the course of the year. Reflecting loan loss provisions of $63.0 million and net charge-offs of $29.9 million, the allowance rose $33.1 million to $127.5 million at December 31, 2009.

While the assessment of our loan loss allowance considers several factors, we believe that our loss experience is particularly germane. This is due to the fact that few of our non-performing loans have resulted in actual losses, not only in previous cycles, but also currently. In 2009, our average allowance for loan losses was more than four times greater than the net charge-offs we recorded over the course of the year.

Our ability to increase our earnings while increasing our loan loss provision is an important indication of our ability to prosper in an adverse credit cycle—much as we thought would be the case in 1993. Although non-performing loans and net charge-offs are likely to rise as economic pressures continue, we would expect our asset quality measures to remain well below the industry average, and that our earnings will continue to grow as they did in 2009.

Our Loan Portfolio *(in millions)*

Total loans: $28.4 billion Covered loans/Total loans: 17.7%


Multi-family $16,736
Commercial real estate $4,987
Acquisition, development, & construction $666
1-4 family $216
Other $772
Covered loans $5,016
12/31/2009

Total loans: $22.2 billion Covered loans/Total loans: 0%


Multi-family $15,726
Commercial real estate $4,551
Acquisition, development, & construction $777
1-4 family $266
Other $873
12/31/2008

YEAR-OVER-YEAR LOAN GROWTH: 27.9%

Our Funding Mix *(in millions)*

Total liabilities: $36.8 billion Deposits/Assets: 52.9%


Core Deposits
$13,263
CDs
$9,054
Total Deposits $22,316
Borrowed Funds $14,165
Other Liabilities $306
12/31/2009

Total liabilities: $28.2 billion Deposits/Assets: 44.3%


Core Deposits
$7,579
CDs
$6,797
Total Deposits $14,376
Borrowed Funds $13,497
Other Liabilities $375
12/31/2008

YEAR-OVER-YEAR DEPOSIT GROWTH: 55.2%

Asset Quality


NON-PERFORMING LOANS/TOTAL LOANS(a)
Last Credit Cycle
Current Credit Cycle
4.00%
2.48%
4.05%
2.10%
3.41%
2.83%
1.45%
0.11%
2.71%
0.51%
4.89%
2.04%
12/31/90
12/31/91
12/31/92
12/31/07
12/31/08
12/31/09


NET CHARGE-OFFS/AVERAGE LOANS
Last Credit Cycle
Current Credit Cycle
1.28%
0.00%
1.50%
0.04%
1.17%
0.07%
0.68%
0.00%
1.63%
0.03%
2.84%
0.13%
1990
1991
1992
2007
2008
2009

SNL Bank & Thrift Index(b)(c) NYB

(a) Non-performing loans are defined as non-accrual loans and loans over 90 days past due but still accruing interest.
(b) SNL Financial
(c) The Index is a composite of 509 U.S. banks and thrifts, including NYB.

We enhanced our efficiency.

Investors often ask me why we grow through acquisitions rather than engaging in de novo growth. The fact is, we believe that acquiring deposits and branches in earnings-accretive transactions is far more efficient, and creates greater value for investors, than building branches in the hopes of establishing a new deposit base. Efficiency is also a factor in our focus on multi-family lending, as it is significantly less costly to produce and service such loans.

As a publicly traded company, it behooves us to be efficient: The less costly our operation, the greater the contribution to earnings of the revenues we produce. Thus, in a year when expenses were increased by a $14.7 million FDIC special assessment and a $41.1 million—or nearly ten-fold—rise in FDIC insurance premiums, we were gratified to report an improvement in our operating efficiency. At 36.16%, our operating efficiency ratio was 273 basis points lower than the measure we recorded in 2008.(1)

We increased our earnings.

In 2009, our GAAP earnings rose to $398.6 million, equivalent to diluted earnings per share of $1.13. Much of the earnings growth we achieved stemmed from net interest income—the difference between the interest we earn on our assets and the interest we pay on our deposits and borrowed funds. In 2009, we increased our net interest income from $675.5 million to $905.3 million—a 34.0% improvement—while expanding our net interest margin from 2.48% to 3.12%—an increase of 64 basis points.

Though several factors contributed to the growth of our net interest income, primary among them was a significant reduction in our cost of funds. Capitalizing on the historically low federal funds rate, we repurchased certain higher-cost debt, replaced our higher-cost funds with lower-cost retail deposits, and grew our loan portfolio at attractive spreads.

The increase in our GAAP earnings also stemmed from the AmTrust acquisition. While our 2009 earnings reflect less than a month of combined operations, the transaction enhanced our net interest income and other income, and provided an after-tax bargain purchase gain of $84.2 million, or $0.24 per diluted share. The highly accretive nature of this transaction is yet another indication of the merits of our growth-through-acquisition strategy.

Excluding the bargain purchase gain, and certain other gains and charges, our operating earnings rose 13.1% year-over-year to $364.7 million, equivalent to a 7.3% rise in diluted operating earnings per share to $1.03.(1) The growth of our earnings contributed to the strengthening of our capital position, as further discussed below.

We strengthened our tangible and regulatory capital measures.

In January 2009, we announced our decision to decline the government's offer of a capital infusion through the Troubled Asset Relief Program—TARP—based, in part, on our capital strength at the end of 2008. By the end of 2009, our capital had grown even stronger—due to the



Total Return on Investment



COMPOUND ANNUAL GROWTH RATE SINCE OUR IPO=33.9%
240%
717%
615%
2,479%
462%
2,885%
213%
2,059%
207%
2,754%
256%
3,207%
11/23/93
12/31/99
12/31/06
12/31/07
12/31/08
12/31/09
3/31/10
SNL Bank & Thrift Index[a]
NYB[b]

(a) SNL Financial
(b) Bloomberg

As a result of nine stock splits in a span of 10 years, our charter shareholders have 2,700 shares of NYB stock for each 100 shares originally purchased.

year-over-year increase in earnings and the success of our accretive capital raising strategies.

Primary among these was our common stock offering in December, which generated net proceeds of $864.9 million. Another $186.4 million was generated through the exchange of 1.4 million BONUSES[SM] units for common stock in August, and through the direct sale of our shares to investors through our Dividend Reinvestment and Stock Purchase Plan during the year.

As a result of these actions, our stockholders' equity rose $1.1 billion year-over-year to $5.4 billion, and our tangible stockholders' equity rose $1.1 billion to $2.8 billion during this time. The latter amount was equivalent to 7.13% of tangible assets—a 147-basis point increase from the measure recorded at December 31, 2008.[2]

Our regulatory capital measures reflected similar increases, with the Community Bank's Tier 1 leverage capital ratio rising to 13.77% at the end of December, and the Commercial Bank's Tier 1 leverage capital ratio rising to 13.82% at that date.

The strength of our capital position is all the more apparent when you consider that we distributed cash dividends of $347.6 million to our shareholders over the course of 2009. Demonstrating the strength of our commitment to enhancing the value of your investment, we maintained our $0.25 per share dividend in all four quarters—as we have since the second quarter of 2004.

Looking Ahead

By the time you read this letter, it will be the end of April, and we will have reported our earnings for the first quarter of 2010. With three months of combined operations, the benefit of the AmTrust acquisition should be reflected in our revenues and margin, as well as year-over-year and linked-quarter operating earnings growth.

We also would expect to see an increase in retail deposits, due not only to the deposit growth in the branches we acquired in December, but also to the deposits assumed in our FDIC-assisted Desert Hills Bank acquisition on March 26th. In addition to providing deposits of approximately $400 million and assets of approximately $450 million, this "bolt-on" transaction expanded our Arizona franchise from 12 to 18 branches, strengthening both our presence and our market share in the state.

We are optimistic that the period ahead will provide further opportunities for expansion, as we continue to engage in our profitable growth-through-acquisition strategy. While our ability to generate growth through the production of loans may be constrained by current market conditions, we are well positioned to increase our lending when those conditions start to improve. With ample liquidity and capital, and fewer banks of our size to compete with, we have a greater capacity to lend in our niche than we have ever had in the past. We also believe we have the capacity to grow our earnings despite the inevitable rise in troubled assets, as our 2009 performance so clearly conveyed.

While the period ahead is likely to bring new challenges in the form of regulatory change and continued economic weakness, we believe we have the ability and the resources to withstand them—and to continue our story of profitable growth.

In Closing

The growth we achieved in 2009 would not have been accomplished were it not for the dedication, commitment, talents, and efforts of our hard-working Board of Directors, management team, and employees. The Company's achievements are a testimony to the caliber of the people who represent your interests, as well as those of our customers and the communities we serve. To each of them, I would like to offer my deep appreciation for a job exceptionally well done.

I would also like to convey my heartfelt gratitude to each of you on behalf of the Board, our management team, and our employees, not only for your investment, but also for your ongoing belief in our ability to enhance the value of your shares.

Sincerely yours,



Joseph R. Ficalora
Chairman, President, and Chief Executive Officer

April 12, 2010



PICTURED SEATED FROM LEFT TO RIGHT:
Thomas R. Cangemi
Senior Executive Vice President and Chief Financial Officer
Joseph R. Ficalora
Chairman, President, and Chief Executive Officer
PICTURED STANDING FROM LEFT TO RIGHT:
James J. Carpenter
Senior Executive Vice President and Chief Lending Officer
Robert Wann
Senior Executive Vice President and Chief Operating Officer

Our ability to accomplish meaningful growth in a year of economic weakness and continued industry turmoil speaks to our ability to capitalize on opportunities. In 2009, we engaged in a highly earnings-accretive acquisition and materially increased our capital, our liquidity, and our earnings capacity.

(1) Please see the reconciliations of our GAAP and operating earnings and the related GAAP and non-GAAP measures located in the back pocket of this report.

(2) Please see the reconciliations of stockholders' equity, tangible stockholders' equity, and the related capital measures that appear on page 85 of the SEC Form 10-K located in the back pocket of this report.



SHAREHOLDER REFERENCE

CORPORATE HEADQUARTERS

615 Merrick Avenue
Westbury, NY 11590
Phone: (516) 683-4100
Fax: (516) 683-8385
Online: www.myNYCB.com

INVESTOR RELATIONS

Shareholders, analysts, and others seeking information about New York Community Bancorp, Inc. are invited to contact our Department of Investor Relations and Corporate Communications at:

Phone: (516) 683-4420
Fax: (516) 683-4424
E-mail: ir@myNYCB.com
Online: www.ir.myNYCB.com

Copies of our earnings releases and other financial publications, including our Annual Report on SEC Form 10-K filed with the U.S. Securities and Exchange Commission ("SEC"), are available without charge upon request.

Information about our financial performance may also be found at ir.myNYCB.com, the Investor Relations portion of our web site, under "Strategies & Results." Earnings releases, dividend announcements, and other press releases are typically available at this site upon issuance, and SEC documents are typically available within minutes of being filed. In addition, shareholders wishing to receive e-mail notification each time a press release, SEC filing, or corporate event is posted to our web site may arrange to do so by clicking on "Register for E-mail Alerts," and following the prompts.

ONLINE DELIVERY OF PROXY MATERIALS

To arrange to receive next year's Annual Report to Shareholders and proxy materials electronically, rather than in hard copy, please visit ir.myNYCB.com, click on "Request Online Delivery of Proxy Materials," and follow the prompts.

SHAREHOLDER ACCOUNT INQUIRIES

To review the status of your shareholder account, expedite a change of address, transfer shares, or perform various other account-related functions, please contact our stock registrar, transfer agent, and dividend disbursement agent, BNY Mellon Shareowner Services ("BNY Mellon"), directly.

BNY Mellon is available to assist you 24 hours a day, seven days a week, through its toll-free Interactive Voice Response ("IVR") system or through its online service, Investor ServiceDirect®. In addition, customer service representatives are available to assist you Monday through Friday, 9:00 a.m. to 7:00 p.m. (Eastern Time), except for bank holidays in the State of New York.

You may contact BNY Mellon in any of the following ways:

Online:
www.bnymellon.com/shareowner/isd

Via e-mail:
shrrelations@bnymellon.com

By phone:
In the U.S. & Canada: (866) 293-6077
International: (201) 680-6578

TDD lines for hearing-impaired investors:
In the U.S. & Canada: (866) 231-5469
International: (201) 680-6610

By regular mail:
P.O. Box 358015
Pittsburgh, PA 15252-8015

By overnight mail:
480 Washington Boulevard
Jersey City, NJ 07310-1900

In all correspondence with BNY Mellon, be sure to mention New York Community Bancorp and to provide your name as it appears on your shareholder account, along with your assigned Investor ID number, daytime phone number, and current address.

DIVIDEND POLICY

We typically pay a quarterly cash dividend on or about the 15th day of February, May, August, and November to shareholders of record on or about the fifth day of those months. Dividends are typically declared on the fourth Tuesday of January, April, July, and October and announced the following day. As declaration, record, and payable dates are subject to change, you may wish to confirm them by visiting ir.myNYCB.com and clicking on "Dividend History."

Dividend Reinvestment and Stock Purchase Plan

Under our Dividend Reinvestment and Stock Purchase Plan, registered shareholders may purchase additional shares of New York Community Bancorp by reinvesting their cash dividends, and by making optional cash purchases ranging from a minimum of $50 per transaction to a maximum of $100,000 per calendar year. In addition, new investors may purchase their initial shares through the Plan. The Plan brochure and enrollment form are available from BNY Mellon and may also be accessed by clicking on "Dividend Reinvestment and Stock Purchase Plan" at ir.myNYCB.com.

Direct Deposit of Dividends

Registered shareholders may arrange to have their quarterly cash dividends deposited directly into their checking or savings accounts on the payable date. For more information, please contact BNY Mellon or click on "Shareholder Services" at ir.myNYCB.com.

ANNUAL MEETING OF SHAREHOLDERS

Our 2010 Annual Meeting of Shareholders will be held at 10:00 a.m. Eastern Time on Thursday, June 3rd, at the Sheraton LaGuardia East Hotel, 135-20 39th Avenue, in Flushing, New York. Shareholders of record as of April 5, 2010 will be eligible to receive notice of, and to vote at, the 2010 Annual Meeting.

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP
345 Park Avenue
New York, NY 10154

STOCK LISTING

Shares of New York Community Bancorp common stock are traded under the symbol "NYB" on the New York Stock Exchange. Price information appears daily in *The Wall Street Journal* under "NY CmntyBcp" and in other major newspapers under similar abbreviations of the Company's name.

The Bifurcated Option Note Unit SecuritiES℠ ("BONUSES units") issued through the Company's subsidiary, New York Community Capital Trust V, also trade on the New York Stock Exchange, under the symbol "NYB PRU."


NYCB
NEW YORK COMMUNITY
BANCORP, INC.

April 23, 2010

Fellow Shareholders:

You are cordially invited to attend the Annual Meeting of Shareholders of New York Community Bancorp, Inc., the holding company for New York Community Bank and New York Commercial Bank. The Annual Meeting will be held on Thursday, June 3, 2010 at 10:00 a.m., Eastern Time, at the Sheraton LaGuardia East Hotel, 135-20 39th Avenue, Flushing, New York.

The attached Notice and Proxy Statement describe the formal business to be transacted at the Annual Meeting. Directors and officers of New York Community Bancorp, Inc., as well as representatives of KPMG LLP, the Company's independent registered public accounting firm, will be present to respond to any questions you may have.

On April 23, 2010, under rules established by the Securities and Exchange Commission, we sent the majority of those shareholders who are eligible to vote at the Annual Meeting a notice that explains how to access their proxy materials, including our 2009 Annual Report, online, rather than in traditional printed form. The notice also explains the simple steps our eligible shareholders can follow in order to vote their shares online. If you are among the shareholders who received the notice explaining this process and would prefer to receive your proxy materials in the traditional hard copy format, the notice also explains how to arrange to have the printed materials sent to you in the mail. If you are among those who received their proxy materials in printed form, rather than the notice, please note that you may still access these materials and vote your shares online by going to the following website: www.proxyvote.com.

To submit your vote, please sign, date, and return the enclosed proxy card promptly, or vote online or by telephone as instructed on the proxy card. As the holders of a majority of the Common Stock entitled to vote must be represented, either in person or by proxy, to constitute a quorum at the meeting, we would appreciate your timely response.

To be admitted to the Annual Meeting of Shareholders, a shareholder must present both an admission ticket and photo identification. Procedures for shareholder admission to the meeting are described in this proxy statement on page 32, where you also will find information about how you can expedite the delivery of future proxy solicitation materials and help reduce our preparation and distribution costs through online delivery.

On behalf of the Board of Directors, officers, and employees of New York Community Bancorp, we thank you for your continued interest and support.

Sincerely,

Joseph R. Ficalora
Chairman, President and Chief Executive Officer

NEW YORK COMMUNITY BANCORP, INC.
615 Merrick Avenue
Westbury, New York 11590

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
To Be Held on June 3, 2010

The Annual Meeting of Shareholders (the "Annual Meeting") of New York Community Bancorp, Inc. will be held on Thursday, June 3, 2010 at 10:00 a.m., Eastern Time, at the Sheraton LaGuardia East Hotel, 135-20 39th Avenue, Flushing, New York.

The purpose of the Annual Meeting is to consider and vote upon the following matters:

1. The election of four directors to three-year terms;
2. The ratification of the appointment of KPMG LLP as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2010; and
3. Such other matters as may properly come before the meeting or any adjournments thereof, including whether or not to adjourn the meeting.

The Board of Directors has established April 5, 2010 as the record date for the determination of shareholders entitled to receive notice of, and to vote at, the Annual Meeting and at any adjournments thereof. Only shareholders of record as of the close of business on that date will be entitled to vote at the Annual Meeting or at any adjournments thereof. In the event that there are not sufficient shares present to constitute a quorum, or votes to approve or ratify any of the foregoing proposals, at the time of the Annual Meeting, the Annual Meeting may be adjourned in order to permit further solicitation of proxies by the Company. A list of shareholders entitled to vote at the Annual Meeting will be available for inspection at New York Community Bancorp, Inc., 615 Merrick Avenue, Westbury, New York 11590, for a period of ten days prior to the Annual Meeting and will also be available for inspection at the meeting.

By Order of the Board of Directors,



R. Patrick Quinn
Executive Vice President,
Chief Corporate Governance Officer,
and Corporate Secretary

Westbury, New York
April 23, 2010

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON JUNE 3, 2010:

The Proxy Statement and Annual Report to Shareholders are available at www.proxyvote.com.

NEW YORK COMMUNITY BANCORP, INC.

PROXY STATEMENT
ANNUAL MEETING OF SHAREHOLDERS
JUNE 3, 2010

Solicitation and Voting of Proxies

This proxy statement is being furnished to shareholders of New York Community Bancorp, Inc. (the "Company") in connection with the solicitation of proxies by the Board of Directors (the "Board of Directors" or "Board") to be voted at the Annual Meeting of Shareholders (the "Annual Meeting") to be held on Thursday, June 3, 2010, and at any adjournments thereof. This proxy statement is being mailed to shareholders on or about April 23, 2010. The 2009 Annual Report on Form 10-K, including consolidated financial statements for the fiscal year ended December 31, 2009, accompanies this proxy statement.

As has been the case since 2008, the Company is taking advantage of Securities and Exchange Commission ("SEC") rules that allow companies to furnish proxy materials to shareholders via the Internet. Accordingly, the Company is sending a Notice of Internet Availability of Proxy Materials (the "Notice") to its shareholders of record and beneficial owners, unless they have directed the Company to provide the materials in a different manner. The Notice provides instructions on how to access and review all of the important information contained in the Company's Proxy Statement and Annual Report to Shareholders, as well as how to submit a vote over the Internet. Shareholders who receive the Notice and who would still like to receive a printed copy of the Company's proxy materials, can find instructions for requesting these materials included in the Notice. The Company plans to mail the Notice to shareholders by April 23, 2010. The Company will continue to mail a printed copy of this Proxy Statement, proxy card and the Annual Report to certain shareholders on or about April 27, 2010.

It is important that holders of at least a majority of the shares eligible to be voted be represented in person or by proxy at the Annual Meeting. Regardless of the number of shares of Company common stock (the "Common Stock") owned, shareholders are requested to vote by completing, signing, and dating the enclosed proxy card and returning it in the enclosed postage-paid envelope. Shareholders are urged to indicate their votes in the spaces provided on the proxy card. **Proxies solicited by the Board of Directors of the Company will be voted in accordance with the directions given therein. If you are a shareholder of record and no instructions are indicated, signed and dated proxy cards will be voted FOR the election of the nominees for director named in this proxy statement and FOR the ratification of the appointment of KPMG LLP as the independent registered public accounting firm of the Company.**

Alternatively, shareholders of record may vote their shares of Common Stock over the Internet, or by calling a specially designated telephone number. The Internet and telephone voting procedures are designed to authenticate shareholders' identities, and to allow shareholders to provide both their voting instructions and confirm that said instructions have been properly recorded. Specific instructions for shareholders of record who wish to vote their proxies over the Internet or by telephone are set forth on the enclosed proxy card.

Please be aware that if you vote over the Internet, you may incur costs such as telephone and Internet access charges for which you will be responsible. The Internet and telephone voting facilities for eligible shareholders of record will close at 11:59 p.m., Eastern Time, on June 2, 2010.

Other than the matters listed on the attached Notice of Annual Meeting of Shareholders, the Board of Directors knows of no other matters that will be presented for consideration at the Annual Meeting. **However, execution of a proxy or voting online or by telephone confers on the designated proxy holders discretionary authority to vote the shares represented by the proxy in accordance with their best judgment on such other business, if any, that may properly come before the Annual Meeting or any adjournments thereof, including whether or not to adjourn the meeting.**

A proxy may be revoked at any time prior to its exercise by filing a written notice of revocation with the Corporate Secretary of the Company, by delivering to the Company a duly executed proxy bearing a later date, by voting online or by telephone on a later date, or by attending the Annual Meeting and voting in person.

The cost of the solicitation of proxies on behalf of management will be borne by the Company. In addition to the solicitation of proxies by mail, Mellon Investor Services LLC, a proxy solicitation firm, will assist the Company in soliciting proxies for the Annual Meeting and will be paid a fee of $8,500 plus out-of-pocket expenses. Proxies also may be solicited, personally or by telephone, by directors, officers, and other employees of the Company and its subsidiaries, New York Community Bank (the "Community Bank") and New York Commercial Bank (the "Commercial Bank") (collectively, the "Banks"), without receipt of additional compensation. The Company also will request that persons, firms, and corporations holding shares in their names, or in the names of their nominees that are beneficially owned by others, send proxy materials to, and obtain proxies from, such beneficial owners. The Company will reimburse such holders for their reasonable expenses in doing so. If your Company shares are held in street name, your broker, bank, or other nominee will provide you with instructions that must be followed in order to have your shares voted. Your broker or bank may allow you to deliver your voting instructions via the Internet or by telephone. Please see the instruction form that was provided by your broker or bank with this proxy statement. If you wish to change your voting instructions after you have returned your voting instruction form, you will need to contact your broker or bank. **If you wish to vote your shares of Common Stock in person at the Annual Meeting, you will need to get a written proxy in your name from the broker, bank, or other nominee who holds your shares.**

Voting Securities

The securities that may be voted at the Annual Meeting consist of shares of Common Stock, with each share entitling its owner to one vote on all matters to be voted on at the Annual Meeting, except as described below. There is no cumulative voting for the election of directors.

The close of business on April 5, 2010 has been fixed by the Board of Directors as the record date (the "Record Date") for the determination of shareholders of record entitled to receive notice of, and to vote at, the Annual Meeting and at any adjournments thereof. The total number of shares of Common Stock outstanding and entitled to vote on the Record Date was 435,441,094.

As provided in the Company's Certificate of Incorporation, holders of Common Stock who beneficially own in excess of 10% of the outstanding shares of Common Stock (the "Limit") are not entitled to any vote with respect to the shares held in excess of the Limit. A person or entity is deemed to beneficially own shares owned by an affiliate of, as well as by, persons acting in concert with such person or entity. The Company's Certificate of Incorporation authorizes the Board of Directors (i) to make all determinations necessary to implement and apply the Limit, including determining whether persons or entities are acting in concert, and (ii) to demand that any person who is reasonably believed to beneficially own stock in excess of the Limit supply information to the Company to enable the Board of Directors to implement and apply the Limit.

The presence, in person or by proxy, of the holders of record of at least a majority of the total number of shares of Common Stock entitled to vote (after subtracting any shares in excess of the Limit pursuant to the Company's Certificate of Incorporation) is necessary to constitute a quorum at the Annual Meeting. In the event that there are not sufficient shares present for a quorum, or votes to approve or ratify any proposal at the time of the Annual Meeting, the Annual Meeting may be adjourned in order to permit the further solicitation of proxies.

As to the election of directors, the proxy card being provided by the Board of Directors enables a shareholder to vote for the election of the nominees proposed by the Board of Directors or to withhold authority to vote for one or more of the nominees being proposed. Directors are elected by a plurality of votes cast, without regard to either (i) broker non-votes or (ii) proxies as to which authority to vote for one or more of the nominees being proposed is withheld.

If you hold your shares in street name it is critical that you cast your vote if you want it to count in the election of directors. In the past, if you held your shares in street name and you did not indicate how you wanted your shares voted in the election of directors, your bank or broker was allowed to vote those shares on your behalf in the election of directors as they felt appropriate.

Recent changes in regulation were made to take away the ability of your bank or broker to vote your uninstructed shares in the election of directors on a discretionary basis. Thus, if you hold your shares in street name and you do not instruct your bank or broker how to vote in the election of directors, no votes will be cast on your behalf. These are referred to broker non-votes. Your bank or broker will, however, continue to have discretion to vote any uninstructed shares on the ratification of the appointment of the Company's independent registered public accounting firm. If you are a shareholder of record and you do not cast your vote, no votes will be cast on your behalf on any of the items of business at the annual meeting.

As to the ratification of the appointment of the independent registered public accounting firm, the proxy card being provided by the Board of Directors enables a shareholder to check the appropriate box on the proxy card to (i) vote "FOR" the proposal, (ii) vote "AGAINST" the proposal, or (iii) "ABSTAIN" from voting on the proposal.

An affirmative vote of a majority of the shares of Common Stock cast at the Annual Meeting at which a quorum is present, in person or by proxy, is required to constitute shareholder ratification of Proposal 2. In connection with such proposal, shares as to which the "ABSTAIN" box has been selected on the proxy card and shares underlying broker non-votes or in excess of the Limit will not be counted as votes cast, and will have no effect on the vote on the matter presented.

Proxies solicited hereby will be tabulated by inspectors of election designated by the Board of Directors. The inspectors of election will not be employed by, or be directors of, the Company or any of its affiliates.

Security Ownership of Certain Beneficial Owners

The following table sets forth information as to those persons known by management to be beneficial owners of more than 5% of the outstanding shares of Common Stock on April 5, 2010. Other than those persons listed below, the Company is not aware of any person or group that beneficially owned more than 5% of the Common Stock as of April 5, 2010.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Capital World Investors, a division of Capital Research and Management Company (1) 333 South Hope Street Los Angeles, California 90071	25,380,000 (1)	5.83%
BlackRock, Inc. 40 East 52nd Street New York, New York 10022	25,676,498 (2)	5.90%

(1) Based solely on information filed in a Schedule 13G with the SEC on February 10, 2010.

(2) Based solely on information filed in a Schedule 13G with the SEC on January 29, 2010.

PROPOSALS TO BE VOTED ON AT THE MEETING

PROPOSAL 1.

ELECTION OF DIRECTORS

All persons standing for election as directors were unanimously nominated by the Nominating and Corporate Governance Committee of the Board of Directors. No person being nominated as a director is being proposed for election pursuant to any agreement or understanding between any such person and the Company.

The Board of Directors currently consists of fourteen (14) members. All directors presently serve as directors of the Company, the Community Bank, and the Commercial Bank. Directors are elected for staggered terms of three years each, with the term of office of one of the three classes of directors expiring each year. Directors serve until their successors are elected and qualified.

The nominees proposed for election at this year's Annual Meeting are Donald M. Blake, Michael J. Levine, Honorable Guy V. Molinari, and John M. Tsimbinos.

The Nominating and Corporate Governance Committee approved and recommended to the Board of Directors the director nominees standing for election at the Annual Meeting. All of the nominees proposed for election at the Annual Meeting are current members of the Board, and the Company received no nominations from shareholders for the election of directors to the Board.

In the event that any such nominee is unable to serve or declines to serve for any reason, it is intended that the proxies will be voted for the election of such other person as may be designated by the Nominating and Corporate Governance Committee of the Board of Directors. The Board of Directors has no reason to believe that any of the persons named will be unable or unwilling to serve. **Unless authority to vote for the nominee is withheld, it is intended that the shares represented by the enclosed proxy card, if executed, dated, and returned, will be voted "FOR" the election of the nominees proposed by the Board of Directors.**

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF THE NOMINEES NAMED IN THIS PROXY STATEMENT.

Information with Respect to the Nominees, Continuing Directors, and Executive Officers

The following table sets forth, as of April 5, 2010, the names of the nominees, continuing directors, and executive officers, their ages and, as applicable, the year in which each became a director and the year in which their terms (or in the case of the nominees, their proposed terms) as director of the Company expire. The table also sets forth the amount and percentage of Common Stock beneficially owned by each director and executive officer and by all directors and executive officers as a group as of April 5, 2010.

Name	Age	Director Since (1)	Shares of Common Stock Beneficially Owned (2)	Percent of Class
Nominees for Directors (whose terms expire in 2013):				
Donald M. Blake	85	1968	307,266 (3,4)	0.07%
Michael J. Levine	65	2004	350,693 (4,6)	0.08%
The Honorable Guy V. Molinari	81	2004	34,277 (4,6)	0.01%
John M. Tsimbinos	72	2003	1,707,785 (3,4)	0.39%
Directors whose terms expire in 2012:				
Maureen E. Clancy	78	2003	136,118 (3,4)	0.03%
Robert S. Farrell	84	2001	363,069 (3,4)	0.08%
Joseph R. Ficalora	63	1989	6,331,037 (3,4,5,6)	1.45%
James J. O'Donovan	67	2003	2,542,261 (3,4,5)	0.58%
Hanif W. Dahya	54	2007	50,000 (3,6)	0.01%
Directors whose terms expire in 2011:				
Dominick Ciampa	76	1995	1,031,526 (3,4)	0.24%
William C. Frederick, M.D.	82	2001	364,329 (3,4,7)	0.08%
Max L. Kupferberg	90	1983	3,960,827 (3,4)	0.91%
Spiros J. Voutsinas	76	2003	158,115 (6,7)	0.04%
Robert Wann	55	2008	2,720,918 (4,5,6)	0.62%
Executive Officers Who Are Not Directors:				
Thomas R. Cangemi	41	—	743,937 (3,5,6,7)	0.17%
James J. Carpenter	49	—	318,264 (3,4,5,6)	0.07%
John J. Pinto	39	—	314,772 (4,5,6)	0.07%
All directors and executive officers as a group (17 persons)			21,435,193	4.86%

(1) Includes years of service as a trustee or director of the Community Bank.

(2) Each person effectively exercises sole (or shares with spouse or other immediate family member) voting or dispositive power as to shares reported herein (except as noted). Figures include all of the shares held directly and indirectly by directors and the Company's executive officers, as well as the shares underlying options that have been granted to, and are currently exercisable or exercisable within 60 days by, such directors and executive officers under the Company's various stock-based and other benefit plans.

(3) Includes the following shares that are owned by spouses of the named nominees, continuing directors, and executive officers or held in individual retirement accounts, trusts accounts, custodian accounts, or foundation accounts for which the directors and the executive officers are deemed beneficial owners: Mr. Blake – 84,560; Mr. Ciampa – 769,983; Ms. Clancy – 22,581; Mr. Dahya – 25,000; Mr. Farrell – 54,247; Mr. Ficalora – 290,863; Dr. Frederick – 12,240; Mr. Kupferberg – 3,103,094; Mr. O'Donovan – 5,318; Mr. Tsimbinos – 793,296; Mr. Cangemi – 60,335; and Mr. Carpenter – 16,166. Mr. Kupferberg's holdings indicated above also include shares held through a partnership and a limited liability company.

(4) Includes the following shares underlying options granted under the Company's stock-based and other benefit plans, all of which are currently exercisable or exercisable within 60 days: Mr. Blake – 15,111; Mr. Ciampa – 216,000; Ms. Clancy – 33,389; Mr. Farrell – 45,333; Mr. Ficalora – 2,052,511; Dr. Frederick – 45,333; Mr. Kupferberg – 261,333; Mr. Levine – 153,333; Mr. Molinari – 11,852; Mr. O'Donovan –1,351,289; Mr. Tsimbinos – 33,389; Mr. Wann – 1,351,289; Mr. Carpenter – 108,297; and Mr. Pinto – 131,854.

(5) Includes the following shares allocated under the NYCB ESOP: Mr. Ficalora – 374,581; Mr. O'Donovan – 259,738; Mr. Wann – 258,624; Mr. Cangemi – 32,482; Mr. Carpenter – 35,446; and Mr. Pinto – 28,206, as well as shares acquired in Messrs. Ficalora's, Cangemi's, and Pinto's ESOP accounts pursuant to dividend reinvestment. Also includes 159,976; 641,107; and 189,821 shares allocated under the Community Bank's Supplemental Benefits Plan to the accounts of Messrs. Wann, Ficalora, and O'Donovan, respectively, as

well as shares acquired by Messrs. Wann, Ficalora, and O'Donovan in such accounts pursuant to dividend reinvestment. Includes shares held by the trustee of the New York Community Bancorp, Inc Employee Savings Plan for the accounts of the following officers: Mr. Ficalora – 395,017; Mr. O'Donovan – 84,749; Mr. Wann – 81,929; Mr. Cangemi – 85,189; Mr. Carpenter – 6,425; and Mr. Pinto – 26,509 as well as shares acquired in Messrs. Ficalora's, Cangemi's, Carpenter's and Pinto's accounts pursuant to dividend reinvestment.

(6) Includes the following shares of unvested restricted stock awarded under the New York Community Bancorp, Inc. 2006 Stock Incentive Plan: Mr. Dahya – 13,000; Mr. Ficalora – 320,000; Mr. Levine – 8,000; Mr. Molinari – 3,500; Mr. Voutsinas – 20,000; Mr. Wann – 159,000; Mr. Cangemi – 125,800; Mr. Carpenter – 113,000; and Mr. Pinto – 43,000. All restricted shares were awarded in 2007 and 2008.

(7) Dr. Frederick and Messrs. Voutsinas and Cangemi have pledged 334,115, 115,531, and 431,729 shares of Common Stock, respectively, pursuant to margin account arrangements. The margin balances outstanding, if any, pursuant to such arrangements may vary from time to time.

Director Qualifications and Business Experience

Donald M. Blake. A significant portion of the Company's business is derived from its commercial lending activities and real estate investment trusts. Mr. Blake has considerable business experience in this area. As the President and Chief Executive Officer of Joseph J. Blake & Associates, Inc., a successful global real estate appraisal company, Mr. Blake has more than 50 years of experience in the area of national and global commercial real estate valuation and consulting. He has also demonstrated his business and leadership skills, serving as President and Chief Executive Officer of his company for 45 years. His leadership skills and experience with his own company, as well as extensive knowledge of our business, including, in particular, real estate valuations and lending, enable him to be an effective board member and committee chairman.

Michael J. Levine, C.P.A. Mr. Levine is the President of Norse Realty Group, Inc. and Affiliates as well as a certified public accountant with the firm Levine & Schmutter. With his years of financial and managerial experience, Mr. Levine brings to the Board of Directors demonstrated management ability and fiscal responsibility at senior levels and an extensive knowledge of our lending business, including the New York real estate market. In addition, as President of the Norse Realty Group, Inc. and Affiliates, Mr. Levine has insight into the operational requirements of a large company. Finally, as a certified public accountant and Chairman of the Board's Audit Committee, Mr. Levine has valuable experience in dealing with accounting principles, financial reporting rules, and regulations; evaluating financial results; and overseeing the financial reporting process of a large corporation.

The Honorable Guy V. Molinari. A well known leader on Staten Island, Mr. Molinari served as Richmond County Borough President from 1989 through 2001; as United States Congressman from 1981 to 1989; and as New York State Assemblyman from 1975 through 1980. In addition, he served as Chairman of the Federal Home Loan Bank of New York from 1990 to 1994. Mr. Molinari has been the Managing Partner of The Molinari Group, a legal consulting firm since December 2002, and Of Counsel to the law firm of Russo Scamardella & D'Amato since December 2002. With his extensive experience in the legal field, local and national government, and his intimate familiarity with significant portions of our market area, Mr. Molinari brings a unique perspective to the Board on both legal and governmental issues, and provides valuable regulatory and risk management insight to the Board.

John M. Tsimbinos. As the former Chairman of the Board, Chief Executive Officer, and President of Roslyn Bancorp, Inc. Roosevelt Savings Bank, and TR Financial Corp., Mr. Tsimbinos offers a wealth of management experience, business understanding, and knowledge of banking regulations along with a deep understanding of the role of the Board of Directors. Mr. Tsimbinos' prior experience as a senior executive officer of a publicly traded bank holding company also gives Mr. Tsimbinos front-line exposure to many of the issues facing the Company as well as extensive valuable experience in overseeing, among other matters, the Company's banking business.

Dominick Ciampa. Mr. Ciampa is a Principal and Partner in the Ciampa Organization, a Queens-based real estate development firm founded in 1975. Mr. Ciampa's combined experience with the Company, and in leading a large commercial real estate development organization with significant ownership interests in our market areas, brings valuable insight to the Board in overseeing, among other matters, a wide range of banking and real estate matters, in furtherance of the Board's objective of maintaining a membership of experienced and dedicated individuals with diverse backgrounds, perspectives, skills, and other qualities that are beneficial to the Company.

Maureen E. Clancy. Mrs. Clancy is Chief Financial Officer and Owner of Clancy & Clancy Brokerage Ltd., an insurance agency. Mrs. Clancy's experience with the Company and prior experience serving on the Boards of Roslyn Bancorp, TR Financial Corp., and Roosevelt Savings Bank, combined with her extensive experience in the insurance industry, including risk management, and leadership skills, knowledge of our market, and sensitivity to the economy, brings valuable insight and individual qualities to our Board in furtherance of the Board's objective of maintaining a membership of experienced and dedicated individuals with diverse backgrounds, perspectives, skills, and other qualities that are beneficial to the Company.

Hanif "Wally" Dahya. Mr. Dahya is the Chief Executive Officer of The Y Company LLC, a private investment firm that focuses on emerging-market companies in the information, communications, retail, financial, and entertainment industries. The Y Company LLC currently has investments in the largest life style technology retail chain in India, the second largest mobile VAS services company in India, and is currently in the process of acquiring a Non-Bank Financial Corporation to issue financial services products in India. The company is also involved in distressed assets in the emerging Asian markets. Prior to forming The Y Company, Mr. Dahya spent fourteen (14) years on Wall Street having started his career in investment banking at E.F. Hutton and Co., Inc. Thereafter, Mr. Dahya was Managing Director at L.F. Rothschild Co. Inc., headed the Mortgage-Backed Securities Group at UBS Securities Inc., and was a partner at Sandler O'Neill + Partners LLC.

Mr. Dahya is a graduate of Harvard Business School and attained his undergraduate degree at Loughborough University of Technology in the United Kingdom. With his extensive financial experience in investments, capital markets, asset liability management, emerging markets, real estate, and bank and thrift investments, Mr. Dahya provides the Board with valuable insight on these and others matters that are beneficial to the Company in furtherance of the Board's objective of maintaining a membership of experienced and dedicated individuals with diverse backgrounds, perspectives, skills, and other qualities that are beneficial to the Company.

Robert S. Farrell. Mr. Farrell is President of H.S. Farrell, Inc., a Staten Island-based building supply company. Mr. Farrell brings to the Board years of business leadership and management experience from having served as President of his building supply business, thereby providing him a unique perspective on many management concerns, economic issues, and sensitivity to the New York real estate market. This unique perspective, coupled with 37 years of combined experience serving as a member of the boards of Richmond County Financial Corp., Richmond County Savings Bank, the Company, and its subsidiary Banks, provides the Board with valuable insight in furtherance of the Board's objective of maintaining a membership of experienced and dedicated individuals with diverse backgrounds, perspectives, skills, and other qualities that are beneficial to the Company.

Joseph R. Ficalora. Mr. Ficalora has been President and Chief Executive Officer and a Director of the Company since its inception on July 20, 1993, and Chief Executive Officer of the Community Bank and Commercial Bank since January 1, 1994 and December 30, 2005, respectively. On January 1, 2007, Mr. Ficalora was appointment Chairman of the Board of the Company and the Banks, a position he held previously at the Company from July 20, 1993 and at the Community Bank from May 20, 1997 through July 31, 2001. In addition, Mr. Ficalora has served as President of the Commercial Bank since its inception on December 30, 2005.

Since 1965, when he joined the Bank, Mr. Ficalora has held increasingly responsible positions, crossing all lines of its operations. Prior to his appointment to President and Chief Executive Officer in 1994, Mr. Ficalora had served as President and Chief Operating Officer of the Bank beginning in October 1989 and previously as Executive Vice President, Comptroller, and Secretary.

A graduate of Pace University with a degree in business and finance, Mr. Ficalora provides leadership to several professional banking organizations. He was recently elected to the Board of Directors of the American Bankers Association (ABA), and serves on its American Bankers Council as well as its Budget Committee. A director of the New York Bankers Association (NYBA) and Chairman of its Metropolitan Area Division, Mr. Ficalora also serves on the Boards of Directors of the Federal Home Loan Bank of New York, RSI Retirement Trust, Standard Funding Corp., a premium finance company, Peter B. Cannell & Co., Inc., an investment advisory firm. In addition, Mr. Ficalora is President of the Queens Borough Public Library and the Queens Library Foundation Board and serves on the boards of directors of the New York Hall of Science, New York Hospital-Queens, Flushing Cemetery and on the Advisory Council of the Queens Museum of Art. Mr. Ficalora is a former member of both the Thrift Institutions Advisory Council of the Federal Reserve Board in Washington and the Federal Reserve Bank of New York Thrift Institutions Advisory Panel.

Mr. Ficalora's experience in leading the Company and the Banks, his responsibilities for the strategic direction and management of the Company's day-to-day operations, and his roles on the Boards of the aforementioned professional banking organizations and advisory councils bring broad industry and specific institutional knowledge and experience to the Board.

William C. Frederick, M.D. Dr. Frederick was affiliated with St. Vincent's Hospital on Staten Island for 36 years, until his retirement in 1997, and was Director of Surgery from 1966 to 1978. Dr. Frederick's experience with the Company and prior experience serving on the Board of Richmond County Financial Corp., combined with his experience in the healthcare industry and leadership skills, bring a unique perspective to the Board in furtherance of the Board's objective of maintaining a membership of experienced and dedicated individuals with diverse backgrounds, perspectives, skills, and other qualities that are beneficial to the Company.

Max L. Kupferberg. Mr. Kupferberg is Chairman of the Board of Kepco, Inc., a manufacturer of electrical equipment. Mr. Kupferberg's 27 years of experience with the Company, combined with his extensive experience as Chairman of his own company, bring valuable business and leadership skills and financial acumen to the Board in furtherance of the Board's objective of maintaining a membership of experienced and dedicated individuals with diverse backgrounds, perspectives, skills, and other qualities that are beneficial to the Company.

James J. O'Donovan. From October 31, 2003 through January 31, 2005, Mr. O'Donovan served as Senior Executive Vice President and Chief Lending Officer of the Company and New York Community Bank, having previously held the titles of Executive Vice President from 2000 and Senior Vice President from 1987. A senior lending consultant to the Company and the Community Bank since February 1, 2005, Mr. O'Donovan continues to be active in the Company's lending activities today.

Mr. O'Donovan's experience as a former executive officer of the Company in conjunction with his continued participation in several lending industry professional associations not only brings valuable management and leadership skills, extensive industry knowledge and business experience to the Board, but also brings a beneficial insight in overseeing critical matters to the Company's lending business. Mr. O'Donovan's experience and contributions furthers the Board's objective of maintaining a membership of experienced and dedicated individuals with diverse backgrounds, perspectives, skills, and other qualities that are beneficial to the Company.

Spiros J. Voutsinas. Mr. Voutsinas was named President of the Commercial Bank's Atlantic Bank Division on April 28, 2006. Mr. Voutsinas was the President of Omega Capital, Inc., a real estate development and syndication firm from November 1988 to March 2007, and a general partner of Omega Partners LP, a money management firm specializing in bank stocks from 1991 to 2005. Mr. Voutsinas' experience with the Company and contributions as the President of the Atlantic Bank division, combined with his prior extensive banking experience with Roslyn Bancorp, TR Financial Corp., and Apple Bank, bring valuable insight and management and leadership skills to the Board as well as a wealth of knowledge in all areas of the Company's banking business. This experience and skill also contribute to the Board's objective of maintaining a membership of experienced and dedicated individuals with diverse backgrounds, perspectives, skills, and other qualities that are beneficial to the Company.

Robert Wann. Mr. Wann has been the Senior Executive Vice President and Chief Operations Officer of the Company since 2003. Previously, Mr. Wann served as Executive Vice President and Chief Financial Officer in 2002 and Senior Vice President, Comptroller, and Chief Financial Officer from 1991 to 2002. During this time, he was a key member of the management team that spearheaded the Company's conversion to stock form in 1993; its acquisition of CFS Bank in November 2000; and its mergers with Richmond County Financial Corp. and Roslyn Bancorp, Inc. in July 2001 and October 2003, respectively.

With over 27 years experience at the Company, Mr. Wann has a deep knowledge and understanding of the Company, its operating companies, and its lines of business. Mr. Wann has demonstrated his leadership abilities and his commitment to the Company through his long service in numerous roles with the Company. It is this commitment, knowledge, and leadership that make him well-suited to serve on the Board, and contributes to the Board's objective of maintaining a membership of experienced and dedicated individuals with diverse backgrounds, perspectives, skills, and other qualities that are beneficial to the Company.

Business Experience of Executive Officers

Thomas R. Cangemi. Senior Executive Vice President and Chief Financial Officer of the Company and the Community Bank since April 5, 2005, and Senior Executive Vice President and Chief Financial Officer of the Commercial Bank from December 30, 2005; Senior Executive Vice President, Capital Markets Group of the Company and the Community Bank from October 31, 2003 to April 5, 2005; Executive Vice President, Capital Markets Group of the Company and the Community Bank from July 31, 2001 to October 31, 2003; Executive Vice President and Chief Financial Officer of Richmond County Financial Corp. and Richmond County Savings Bank from October 1997 to July 2001.

James J. Carpenter. Senior Executive Vice President and Chief Lending Officer of the Company and the Community Bank since January 1, 2006, and Senior Executive Vice President of the Commercial Bank from December 30, 2005; Executive Vice President and Chief Lending Officer of the Community Bank from February 1, 2005 to December 31, 2005; Executive Vice President and Assistant Chief Lending Officer of the Community Bank from January 1, 2003 to February 1, 2005; Senior Vice President, Mortgage Lending Officer of the Community Bank from November 30, 2000 to January 1, 2003; Senior Vice President responsible for Multi-Family and Commercial Real Estate Lending for Haven Bancorp, Inc. and CFS Bank prior to November 30, 2000.

John J. Pinto. Executive Vice President and Chief Accounting Officer of the Company since April 5, 2005; Executive Vice President of the Community Bank from January 1, 2006, and Executive Vice President of the Commercial Bank from December 30, 2005; Executive Vice President and Chief Accounting Officer of the Company and the Community Bank from April 5, 2005 to December 31, 2005; First Senior Vice President and Assistant Director of Capital Markets of the Community Bank from November 1, 2003 to April 5, 2005; Senior Vice President and Assistant Director of Capital Markets of the Community Bank from July 31, 2001 to October 31, 2003; Senior Vice President & General Auditor of Richmond County Financial Corp. and Richmond County Savings Bank prior to July 31, 2001.

Meetings and Committees of the Board of Directors

The Board of Directors of the Company conducts its business through periodic meetings and through the activities of its committees. In 2009, the Board held thirteen (13) meetings. Each director of the Company attended at least 75% of the aggregate number of meetings of the Board and committees on which such director served during fiscal year 2009. Board members are expected to make reasonable efforts to attend all Board meetings and all meetings of the Board committees on which they serve. Absences are excused only for good cause. The nature and composition of the committees of the Board of Directors are described below.

Audit Committee. The Audit Committee of the Board consists of Messrs. Levine (Chairman), Kupferberg, Farrell, and Ciampa, all of whom meet the independence criteria for audit committee members in accordance with the listing standards of the New York Stock Exchange and the rules of the SEC. The Board of Directors has determined that Mr. Levine is an "audit committee financial expert" under the rules of the SEC. The purpose of the Audit Committee is to assist the Board in fulfilling its oversight responsibilities, including with respect to review and, as applicable, approval of (1) the integrity of the Company's financial statements; (2) the Company's compliance with applicable legal and regulatory requirements; (3) the independent registered public accounting firm's qualifications and independence; (4) the performance of the Company's internal audit function and independent auditors; (5) the system of internal controls relating to financial reporting, accounting, legal compliance, and ethics established by management and the Board; and (6) the Company's internal and external auditing processes. This Committee meets with the Company's and the Community and Commercial Bank's internal auditors to review the performance of the internal audit function. The Audit Committee met seven (7) times in 2009. A detailed list of the Committee's functions is included in its written charter adopted by the Board of Directors, a copy of which is available free of charge on the corporate governance pages of our website at www.myNYCB.com and is available in print to any shareholder who requests a copy.

Nominating and Corporate Governance Committee. The Company's Nominating and Corporate Governance Committee consists of Messrs. Blake (Chairman), Ciampa, Dahya, Farrell, Kupferberg, Levine, Molinari, and Tsimbinos, Ms. Clancy, and Dr. Frederick, all of whom are independent in accordance with the listing standards of the New York Stock Exchange. The Committee considers and recommends the nominees for director to stand for election at the Company's Annual Meeting of Shareholders.

In evaluating and recommending nominees for positions on the Board of Directors, the Nominating and Corporate Governance Committee may, but is not required to, consider nominees proposed by management, and will also consider nominees recommended by shareholders. Upon receipt of a nomination, the Committee evaluates candidates based on, among other things, criteria identified by the Board from time to time, including factors relative to the overall composition of the Board and such other factors as the Committee deems appropriate, such as a potential candidate's business experience, specific areas of expertise, skill, and background. When identifying nominees to serve as director, the Nominating and Corporate Governance Committee seeks to create a Board that is strong in its collective knowledge and has a diversity of skills and experience with respect to accounting and finance, management and leadership, vision and strategy, business operations, business judgment, industry knowledge, and corporate governance. Upon approval of a nominee, the Nominating and Corporate Governance Committee recommends that the Board select such candidate for appointment to fill a vacancy and/or for nomination to be elected by the shareholders. The procedures to be followed by shareholders in recommending director candidates to the Nominating and Corporate Governance Committee are included in this proxy statement. See "*Corporate Governance – Procedures to be Followed by Shareholders in Recommending Director Candidates*."

The Nominating and Corporate Governance Committee held two (2) meetings during 2009. The Nominating and Corporate Governance Committee acts under a written charter adopted by the Board of Directors, a copy of which is available, free of charge, on the corporate governance pages of the Company's website at www.myNYCB.com and is available in print to any shareholder who requests a copy.

Compensation Committee. The Compensation Committee of the Board of Directors consists of Messrs. Blake (Chairman), Kupferberg, Farrell, and Levine and Ms. Clancy, all of whom are independent in accordance with the listing standards of the New York Stock Exchange. This committee meets to establish compensation for the executive officers and to review the Company's incentive compensation programs when necessary. See "*Compensation Discussion and Analysis*" for further information on the Company's processes and procedures for the consideration and determination of executive and director compensation. The Compensation Committee met three (3) times in 2009. The Compensation Committee acts under a written charter adopted by the Board of Directors, a copy of which is available, free of charge, on the corporate governance pages of the Company's website at www.myNYCB.com and is available in print to any shareholder who requests a copy.

Attendance at Annual Meetings. The Board of Directors expects all directors to attend the Annual Meeting of Shareholders. Thirteen of the fourteen current Board members attended the 2009 Annual Meeting of Shareholders held on June 10, 2009.

Directors' Compensation

The following table provides details of the compensation received by non-employee directors of the Company during the 2009 fiscal year. Directors who are also employees do not receive separate compensation for service on the Board. The table excludes perquisites, which did not exceed $10,000 in the aggregate for any director.

Non-employee Directors	Fees Earned or Paid in Cash ($)	Stock Awards ($) (1)	All Other Compensation ($) (2)	Total ($)
Donald M. Blake	167,000		347	167,347
Dominick Ciampa	199,100		347	199,447
Maureen E. Clancy	87,500		347	87,847
Hanif Dahya	125,500	125,200	16,597	267,297
Robert S. Farrell	101,000		347	101,347
William C. Frederick, MD	87,500		347	87,847
Max L. Kupferberg	184,000		347	184,347
Michael J. Levine	271,100	125,200	10,347	406,647
Hon. Guy V. Molinari	85,500		4,722	90,222
John M. Tsimbinos	197,200		347	197,547

(1) In accordance with the SEC's revised reporting requirements for equity compensation, the reported amount represents the full grant date fair value of each award calculated in accordance with FASB ASC Topic 718.

(2) For all directors, except Messrs. Dahya, Levine and Molinari, the reported amount represent premiums paid under certain life insurance policies maintained by the Company for the benefit of each of the Directors. For Messrs. Dahya, Levine and Molinari, the reported amount includes life insurance premiums ($347) and dividends received on unvested restricted stock as follows: Mr. Dahya ($16,250), Mr. Levine ($10,000) and Mr. Molinari ($4,375).

Director Fees. In 2009, non-employee directors of the Company received an annual retainer of $46,000 and a fee of $2,500 per Board meeting attended. Non-employee directors also received fees ranging from $500 to $2,000 for each committee meeting attended. Committee chairpersons receive fees ranging from $1,000 to $10,000 per meeting. The Chairman of the Audit Committee also receives an annual retainer of $20,000 for his service in such capacity. Additionally, members of the Mortgage and Real Estate Committee of the Community Bank Board of Directors or the Credit Committee of the Commercial Bank Board of Directors who perform inspections of properties offered as security for the respective Bank's loans, in accordance with the Community Bank's and Commercial Bank's lending policies, also receive a fee of $1,200 per half-day inspection and $1,800 per full-day inspection.

Directors' Deferred Fee Plan. The Community Bank maintains a deferred fee stock unit plan to provide an opportunity for those members of the Board of Directors of the Community Bank who were active in such capacity on the effective date of the plan to defer the receipt of fees otherwise currently payable to them, in exchange for the receipt (at the time they cease to serve as directors) of shares of the Company's Common Stock having a value equal to the amount of such deferred benefit, thus providing the Community Bank with the use of the funds for business activities. The deferral of fees under the plan applies to all fees received by directors, including regular meeting fees, special meeting fees, and committee fees.

Outside Directors' Consultation and Retirement Plan. The Community Bank maintains the Outside Directors' Consultation and Retirement Plan to provide benefits to certain outside directors who served on the board of Queens County Savings Bank to ensure their continued service and assistance in the conduct of the Community Bank's business. Under the plan, a director who is not currently an officer or employee of the Community Bank and who has served as a director for at least ten (10) years (with credit given for prior service as a trustee of the Community Bank), has attained the age of 65, and agrees to provide continuing consulting services to the Community Bank, will be eligible, upon retirement, to receive an annual benefit equal to the average of the director's annual retainer and meeting fees over the 36-month period preceding the director's termination date, for a period equal to the lesser of the number of months for which such director agrees to provide consulting services after retirement, or ten years. The plan is unfunded. Directors Blake, Ciampa, and Kupferberg are the only participants in the plan.

Life Insurance. The Company provides group-term life insurance coverage for non-employee directors of the Banks and the Company.

Director Stock Compensation. Directors also participate from time to time in the Company's stock compensation programs.

Compensation Committee Interlocks and Insider Participation. No executive officer of the Company, the Community Bank, or the Commercial Bank serves, or has served, as a member of the compensation committee of another entity, one of whose executive officers serves on the Compensation Committee of the Company, the Community Bank, or the Commercial Bank. No executive officer of the Company, the Community Bank, or the Commercial Bank serves, or has served, as a director of another entity, one of whose executive officers serves on the Compensation Committee of the Company, the Community Bank, or the Commercial Bank.

Compensation Discussion and Analysis

We are pleased to share with our stockholders the following information about how we compensate our senior management team. For many financial institutions, 2009 was a difficult operating environment with challenges posed by a troubled economy and significant contraction in the financial performance of the sector. Our compensation program recognized these challenges by providing appropriate rewards to our management team as they continued to implement our time-tested business model and took advantage of unique opportunities to expand our franchise. While not immune to some of the difficulties that affected the industry generally, we emerged from 2009 as one of America's leading financial institutions. The sustained leadership of our Chief Executive Officer, Joseph R. Ficalora, was crucial to our ability to implement a plan of strategic growth in a period of contraction and dislocation for many other financial institutions. His efforts, along with those of the other members of our talented senior management team, are the reason for our success in a period when many institutions were simply unable to cope with the challenges and complexities of a changing market for financial services.

Our Compensation Philosophy

Our executive compensation philosophy is based on three guiding principles:

- **Meeting the Demands of the Market** – We compensate our named executive officers ("NEOs") and other key members of our management team at competitive levels to position us as the employer of choice among our peers who provide similar financial services in the markets we serve.
- **Aligning with Shareholders** – We use equity compensation as a key component of our compensation mix to develop a culture of ownership among our management team and to align their individual financial interests with the interests of our shareholders.
- **Driving Performance** – We believe the largest share of the compensation of our NEOs should depend on the performance of the Company, both on an annual basis and over the long-term.

Our compensation philosophy is based on the premise that the success of the Company depends, in large part, on the dedication and commitment of the people we place in key operating positions to drive our business model. Accordingly, we provide the members of our management team with incentives that are tied to the successful implementation of our corporate strategies and reflect our performance relative to industry peers. At the same time, we recognize that the Company operates in a competitive environment for talent. To enable us to compare favorably with our peers as we seek to attract and retain key personnel, we employ a balanced mix of compensation techniques that enable us to achieve our pay-for-performance goals and ensure appropriate risk mitigation strategies.

The decisions we make with regard to compensation for our key personnel serve a three-fold purpose: to communicate our objectives with regard to the Company's performance, to influence the decisions they make, and to reward them when we achieve specific results. We believe that communicating the basis upon which each member of management's performance will be evaluated creates accountability for individual performance within the structure of our business plan.

Components of Executive Compensation

Our compensation program relies on three primary elements: (i) base salary, (ii) equity-based, long-term incentive compensation, and (iii) cash-based, short-term incentive compensation. We meet the objectives of our compensation philosophy by achieving a balance among these three elements that is competitive with our industry peers and creates appropriate incentives for our management team to drive long-term, sustained performance that ultimately delivers value to our shareholders. We structure the mix of compensation to provide greater focus on rewards that are performance-based (i.e. annual and long-term incentives), with a greater weight focused on long-term incentives that reward the kind of sustained performance that delivers value to our shareholders. Our program targets the following balanced approach to total compensation:

	Base Salary	Annual Incentives	Long-Term Incentives
CEO	27%	27%	46%
COO	36%	27%	37%
Other NEOs	40%	20%	40%

To achieve the necessary balance, our Compensation Committee works closely with nationally recognized independent compensation consultants who provide us with their expertise on competitive compensation practices, help us to benchmark our compensation program to our peers and to "best practices" in our sector, and analyze our pay-for-performance results.

Base Compensation. Our NEOs receive base salaries at levels that reflect the role, scope, and complexity of their specific positions. The salaries of our NEOs are reviewed at least annually to reflect their performance, to evaluate our competitive position on base pay, and to make any necessary adjustments. Our goal is to maintain salary levels for our NEOs at a level that is generally consistent with base pay received by those in comparable positions at our peer companies and reflective of their individual contributions. As part of our salary review process, we obtain peer group information from a variety of sources, including an independent compensation consultant. Typically, salary adjustments occur in the first quarter or at other appropriate intervals during the year.

Long-Term Equity-Based Compensation. The use of long-term equity-based compensation as a component of our executive compensation program has been a consistent feature of our history as a public company. We have long believed, and we continue to believe, that equity compensation is the best means available to align the long-term financial interests of our key executives with those of our shareholders. Our long-term incentive compensation program is based on the delivery of competitive equity awards to our management team. We use our equity-based compensation program to reward outstanding performance with incentives that focus our management team on the task of creating long-term shareholder value. By increasing the equity holdings of our management team, we provide them with a continuing stake in our long-term success. The nature and size of awards under our equity compensation programs are determined by a number of factors, including awards made to those holding comparable positions in our peer group, our philosophy to provide greater emphasis on equity/long-term compensation, and the tax and accounting treatment of specific equity compensation techniques. Our stock plan takes an omnibus approach to equity compensation, providing us with the flexibility to use a variety of compensation techniques as appropriate to meet our desired philosophy. In 2009, we continued our performance-based equity compensation program to focus and reward management for the attainment of financial goals relative to our peer group. By combining financial goals with equity awards, we can provide our executive officers with an incentive that is both internally and externally performance-based and balanced.

Short-Term Cash-Based Incentive Compensation. Our compensation strategy is based on the principle that a meaningful share of our senior executives' total direct compensation (the sum of annual cash and equity compensation) should be attributable to variable pay. We implement this strategy, in part, by providing our NEOs with an annual cash-based incentive opportunity under our Management Incentive Compensation Plan ("MICP"), which rewards the attainment of annual company-wide financial objectives relative to our peer group. The Compensation Committee has the opportunity to adjust actual bonuses paid based upon individual performance relative to the specific tasks we expect our key personnel to accomplish during the year. The MICP specifies a wide range of financial metrics that can be selected for use on a comparative basis relative to our peers.

Our objective is to drive annual performance on both a company and individual basis to the highest attainable levels by establishing threshold, target, and maximum goals tied to increasing levels of incentive compensation. We may also establish individual performance objectives in connection with short-term cash incentive opportunities. Individual objectives are evaluated by considering actual results against specific targeted objectives, whether the objective represented a significant stretch for the individual and organization, and whether unanticipated circumstances, either positive or negative, affected the outcome. In general, our intent is to provide specific awards based upon predetermined objectives, although the Compensation Committee may exercise negative discretion in the final determination of awards. Under the MICP, in appropriate circumstances, the Compensation Committee may take into account external or extraordinary factors that influenced or affected a specific outcome, whether relating to a corporate or individual target, and make adjustments that reflect an equitable result. However, under the MICP, the Compensation Committee may only make downward adjustments in the award.

The Compensation Committee also retains the right to provide cash awards to our NEOs and other key personnel outside the MICP. This authority was exercised by the Committee for the first time in 2009. In early 2009, the Committee declined to authorize cash incentive payments to the NEOs for the Company's 2008 performance, despite being eligible for a maximum award based on its superior performance ranking compared to peers. The decision not to issue cash awards reflected a number of factors, including the Committee's assessment of general industry conditions and the fact that many peer companies did not make, or paid reduced, incentive compensation awards. However, in recognition of the Company's superior performance, the Committee did provide each NEO with a special cash award of a value sufficient to help the executive meet his tax obligations with respect to the vesting of stock awards made in prior years. The Committee intended these special awards to allow the NEOs to continue to hold and maximize their retention of Company stock. The specific cash awards for each officer are detailed in the *Summary Compensation Table* that appears on page 20 of this Proxy Statement.

Peer Group Analysis

A critical element of our compensation philosophy, and a key driver of specific compensation decisions for our management team, is a comparative analysis of our financial performance and our compensation mix and levels relative to a peer group of publicly traded financial institutions. A guiding principle of our compensation philosophy is the maintenance of a competitive compensation program relative to the companies with which we compete for talent. In addition, we annually benchmark selected financial results against the performance of our peers to establish incentive compensation award opportunities for our NEOs. Our peer group is selected with the assistance of our independent compensation consultants on the basis of several factors, including asset size, presence in our key markets, and operating characteristics. Below are the financial institutions included in our 2009 peer group:

Associated Banc-Corp. (WI)
Astoria Financial Corporation (NY)
BOK Financial Corporation (OK)
CIT Group, Inc. (NY)
City National Corporation (CA)
Commerce Bancshares, Inc. (MO)
First Citizens BancShares, Inc. (NC)
First Horizon National Corporation (IN)
Fulton Financial Corporation (PA)
Hudson City Bancorp, Inc. (NJ)
Huntington Bancshares, Incorporated. (OH)
M&T Bank Corporation (NY)
Northern Trust Corporation (IL)
Peoples United Financial, Inc. (CT)
Synovus Financial Corp. (AL)
TCF Financial Corporation (MN)
Valley National Bancorp (NJ)
Webster Financial Corporation (CT)
Zions Bancorporation (UT)

In addition to our consideration of specific peer group information, we consult with a variety of broad-based published compensation surveys that are either industry-specific or geographically relevant to our operations. These surveys include financial institutions of similar size.

Role of the Compensation Committee

We rely on the Compensation Committee to develop the broad outline of our compensation program and to monitor the success of the program in achieving the objectives of our compensation philosophy. The Committee, which consists of five independent directors, is also responsible for the administration of our compensation programs and policies, including the administration of our cash and equity incentive programs. The Compensation Committee exercises independent discretion in the determination of executive compensation but may seek input from other Board members, consultants, and advisors.

The Committee operates under the mandate of a formal charter that establishes a framework for the fulfillment of the Committee's responsibilities. The Committee and the Board review the charter at least annually to ensure that it is consistent with the Committee's expected role. Under the charter, the Committee is charged with general responsibility for the oversight and administration of our compensation program. The charter vests in the Committee principal responsibility for determining the compensation of the CEO based on the Committee's evaluation of his performance. The charter also authorizes the Committee to engage consultants and other professionals without management approval to the extent deemed necessary to discharge its responsibilities.

During 2009, the Compensation Committee met three times, including two executive sessions attended by Committee members only. The members of the Committee included Donald M. Blake, Max L. Kupferberg, Robert S. Farrell, Maureen E. Clancy, and Michael J. Levine.

Role of the Independent Compensation Consultant

Since 2005, the Compensation Committee has engaged independent compensation consulting firm Pearl Meyer & Partners (PM&P) to benchmark our compensation and performance against our peers and provide expertise in structuring our executive compensation program. From time to time, the Committee also reviews with PM&P developments in the compensation area to ensure that our program is consistent with prevailing practice in our industry. During 2009, PM&P's services included conducting a comprehensive competitive benchmark review and peer group performance analysis and analyzing performance relative to peer group for the Compensation Committee's incentive plan determination.

Role of Management

Although the Committee is ultimately responsible for executive compensation decisions, information and input from the CEO is critical to ensuring the Committee and its advisors have the information needed to make informed decisions. The CEO provides insight, suggestions, and recommendations regarding executive compensation. The recommendations consider the objectives of our compensation philosophy and the range of compensation programs authorized by the Compensation Committee. The CEO meets with the Compensation Committee to discuss the recommendations and also reviews with the Committee his recommendations concerning the compensation of our NEOs. Although the CEO may provide input on his own compensation, he does not participate in Committee discussions relating to the determination of his compensation.

Tax and Accounting Considerations

In consultation with our advisors, we evaluate the tax and accounting treatment of each of our compensation programs at the time of adoption and on an annual basis to ensure that we understand the financial impact of each program on the Company. Our analysis includes a detailed review of recently adopted and pending changes in tax and accounting requirement. As part of our review, we consider modifications and/or alternatives to existing programs to take advantage of favorable changes in the tax or accounting environment or to avoid adverse consequences.

To preserve maximum flexibility in the design and implementation of our compensation program, we have not adopted a formal policy that requires all compensation to be tax deductible for purposes of Section 162(m) of the Internal Revenue Code, which limits the deductibility of certain compensation paid to our NEOs. However, to the greatest extent possible, it is our intent to structure our compensation programs in a tax-efficient manner. As currently structured and approved, our incentive programs meet the requirements of performance-based pay pursuant to Internal Revenue Code Section 162(m).

Post-Employment Arrangements

We recognize that an important consideration in our ability to attract and retain key personnel is our ability to minimize the impact on our management team of the possible disruption associated with our analysis of strategic opportunities. Accordingly, we believe that it is in the best interest of the Company and its shareholders to provide our key personnel with reasonable financial arrangements in the event of termination of employment. In addition, the use of such arrangements by our competitors necessarily influences our use of such arrangements to maintain our ability to attract and retain key personnel. At present, all of our NEOs are covered by employment agreements providing specified severance benefits and benefit continuation in the event of their termination without cause or for good reason, disability, and after a change in control. No severance benefits are payable if the executive is terminated for cause or upon the executive's voluntary termination of employment. The Compensation Committee periodically reviews the terms of the NEO agreements. For additional information regarding these NEO employment agreements, see the section headed *Potential Post-Termination Payments and Benefits* following the *Summary Compensation Table*.

Retirement Benefits; Employee Welfare Benefits

Our principal retirement savings vehicle is our Employee Stock Ownership Plan ("ESOP"). Since our initial public offering in 1993, the ESOP has been a significant source of retirement savings for our employees, including our NEOs. The ESOP has also fostered a strong sense among our employees that they are owners with a vested interest in the success of the Company. We also offer our employees a 401(k) plan that enables our employees to supplement their retirement savings with elective deferral contributions. In addition, certain of our NEOs are entitled to benefits at retirement under our tax-qualified pension plan which was frozen in 1999 and following which no additional benefits were accrued by the NEOs.

Certain of our NEOs participate in a supplemental retirement benefits plan that was established at the time of our initial public offering and that provides benefits with respect to the ESOP that cannot be allocated as a result of applicable Internal Revenue Code limits. Although this plan was frozen in 1999, the plan would provide a restoration benefit to the participants in the event of a change in control.

We do not currently offer our NEOs supplemental executive retirement benefits or nonqualified deferred compensation programs. For additional information regarding the supplemental retirement benefits plan, see the section headed *Potential Post-Termination Payments and Benefits* following the *Summary Compensation Table*.

In addition to retirement programs, we provide our employees, including our NEOs, with coverage under medical, dental, life insurance, and disability plans on terms consistent with industry practice. We also provide employees with access to a Section 125 Plan to pay their share of the cost of such coverage on a pre-tax basis.

Perquisites

We provide our NEOs with limited perquisites to further their ability to promote the business interests of the Company in our markets and to reflect competitive practices for similarly situated officers employed by our peers. The perquisites are reviewed periodically and adjusted as necessary.

Stock Compensation Grant and Award Practices; Timing Issues

Our Compensation Committee considers whether to make stock option grants and/or award other forms of equity as part of their annual evaluation of the performance of our NEOs. However, grants or awards may be made at other times during the year based on specific circumstances such as a new hire, a specific contractual commitment, or a change in position or responsibility. The Compensation Committee considers the recommendations of our CEO with respect to awards contemplated for the Named Executive Officers. However, the Committee is solely responsible for the development of the schedule of grants or awards made to the CEO and NEOs.

As a general matter, the Compensation Committee's process is independent of any consideration of the timing of the release of material non-public information, including with respect to the determination of grant dates or the stock option exercise prices. Similarly, the Company has never timed the release of material non-public information with the purpose or intent of affecting the value of executive compensation. In general, the release of such information reflects long-established timetables for the disclosure of material non-public information such as earnings releases or, with respect to other events reportable under federal securities laws, the applicable requirements of such laws with respect to the timing of disclosure.

We set the exercise price of stock options solely by reference to the applicable provisions of our equity compensation plans. Under our current plan, the exercise price of an option is the closing price of our Common Stock on the grant date. The grant date is generally the date of Committee action. The Company has not approved any stock option grants by unanimous written consent.

Stock Ownership Requirements

Although we have not adopted formal stock ownership requirements for our senior officers and Board members, as a practical matter, our officers and directors typically hold significant interests in our stock, which they have accumulated through individual purchases and participation in stock compensation programs. We expect our NEOs to maintain a significant portion of their personal wealth in the Company's stock and, historically, our NEOs have more than met this expectation.

2009 Decisions and Developments in NEO Compensation

Base Salary Adjustments

Consistent with our objective of increasing variable pay for our NEOs as a percentage of their total compensation, the Committee did not increase 2009 base salaries for our CEO, Mr. Ficalora, and the other NEOs. The Committee determined, however, that NEO base salaries remained competitive with the Company's peers and consistent with each NEO's level of responsibility.

2009 Peer Group Analysis and Incentive Compensation Awards

Our CEO, Mr. Ficalora, and the other NEOs were all eligible to receive incentive compensation awards in 2009. In 2009, as in prior years, the Committee pre-defined specific performance metrics for our short-term cash-based incentive compensation program and our long-term equity-based compensation program that are consistent with the objectives of our business strategy. These performance metrics included: (i) the efficiency ratio, (ii) the return on tangible shareholders' equity calculated by reference to operating income; and (iii) the Company's non-performing assets as a percentage of total assets. The Committee believed that these metrics were directly linked to the growth of total shareholder return over the long-term and, therefore, represented appropriate goals upon which to base incentive compensation opportunities.

Specific award opportunities for the short-term and long-term awards were expressed as a percentage of base pay for each executive based on competitive market practice and our own philosophy of placing a significant focus on incentive, particularly long-term/equity compensation. The following tables illustrate the award opportunities for our NEOs, expressed as a percentage of 2009 base salary, over the indicated range of performance:

2009 Short-Term Cash-Based Incentive Compensation Award Opportunities

	Threshold	Target	Maximum
Mr. Ficalora	25%	100%	150%
Mr. Wann	18.75	75	112.5
Mr. Cangemi	12.5	50	75
Mr. Carpenter	12.5	50	75
Mr. Pinto	12.5	50	75

2009 Long-Term Equity Incentive Compensation Award Opportunities

	Threshold	Target	Maximum
Mr. Ficalora	44%	175%	263%
Mr. Wann	25	100	150
Mr. Cangemi	25	100	150
Mr. Carpenter	25	100	150
Mr. Pinto	25	100	150

Actual award payouts reflect the Company's performance compared to its peers. The Committee believes this approach is the most effective way to measure our success. At the end of the performance year, the Committee reviews the Company's average percentile rank of the three goals compared to the peer group. In order to achieve a threshold award, performance must exceed the 25th percentile of the peer group average; target awards reflect performance better than the 50th percentile of the peer group average and maximum awards require a rank better than the 75th percentile of the peer group average performance.

In early 2010, we reviewed our 2009 results against our peer group to determine our rank on a percentile basis for the three designated performance metrics. Based on this review, our performance ranked first among our peers (i.e., the 100th percentile of the peer group average for the three measures). With respect to the individual metrics, we ranked second (efficiency ratio and return on tangible equity) and seventh (non-performing assets/total assets) among our peers. The Company's superior performance was also reflected in other key financial metrics that were not included or benchmarked in our 2009 incentive compensation program. We ranked first among our peers in (i) three-year total shareholder return, (ii) earnings per share growth, and (iii) dividend yield. Accordingly, with respect to both our cash- and equity-based incentive compensation programs, our CEO and other NEOs were eligible for awards at the maximum of the range.

Upon consideration of the foregoing, the Committee authorized awards at target for the cash program and slightly below the maximum award opportunity for the equity awards program. The specific awards for Mr. Ficalora and the other NEOs are detailed in the *Summary Compensation* and the *Grants of Plan-Based Awards* tables. All equity awards were made in the form of restricted stock grants with vesting over a five-year period. In making these awards, the Committee specifically noted that the 2009 total direct compensation of the Company's NEOs would rank each above the market median for officers with similar positions in the Company's peer group. The Committee concluded that this positioning was consistent with the Company's superior performance and validated the Company's pay-for-performance philosophy. In addition, consideration was given to the Committee's decision not to pay cash incentives despite comparably high performance in 2008.

Compensation Committee Report

The Compensation Committee has reviewed the foregoing Compensation Discussion and Analysis that is required by the rules established by the Securities and Exchange Commission and discussed it with management. Based on its reviews and discussions, the Compensation Committee recommended to the Board of Directors that the foregoing *Compensation Discussion and Analysis* be included in this proxy statement.

The Compensation Committee
Donald M. Blake, Chairman
Max L. Kupferberg
Robert S. Farrell
Maureen E. Clancy
Michael J. Levine

Summary Compensation Table

The following information is furnished for the principal executive officer, principal financial officer, and the next three highest compensated executive officers of the Company (the "Named Executive Officers") for the 2009 fiscal year.

Name and Principal Position	Year	Salary ($)	Bonus	Stock Awards ($)[(1)]	Non-Equity Incentive Plan Compensation ($)[(2)]	All Other Compensation ($)[(3)]	Total Compensation ($)
Joseph R. Ficalora	2009	1,000,000	—	2,481,000	1,000,000	460,133	4,941,133
Chairman, President and	2008	1,000,000	—	1,466,250	—	850,233	3,316,483
Chief Executive Officer	2007	975,000	—	1,383,000	1,075,000	95,030	3,528,030
Robert Wann	2009	700,000	—	992,400	525,000	267,864	2,485,264
Senior Executive Vice	2008	700,000	—	879,750	—	374,303	1,954,053
President and Chief	2007	650,000	—	737,600	500,000	75,978	1,963,578
Operating Officer							
Thomas R. Cangemi	2009	560,000	—	793,920	280,000	227,796	1,861,716
Senior Executive Vice	2008	560,000	—	645,150	—	165,182	1,370,332
President and Chief	2007	530,000	—	700,720	350,000	56,292	1,637,012
Financial Officer							
James J. Carpenter	2009	500,000	—	694,680	250,000	209,423	1,654,103
Senior Executive Vice	2008	500,000	—	586,500	—	157,412	1,243,912
President and Chief	2007	475,000	—	645,400	300,000	53,565	1,473,965
Lending Officer							
John J. Pinto	2009	330,000	—	413,500	165,000	108,618	1,017,118
Executive Vice President	2008	330,000	—	351,900	—	86,817	768,717
and Chief Accounting	2007	305,000	50,000	368,800	—	48,022	771,822
Officer							

(1) In accordance with the SEC's revised reporting requirements for equity compensation, the reported amount represents the full grant date fair value of each award calculated in accordance with FASB ASC Topic 718. The prior year amounts have been recalculated to reflect the rule change. All 2009 awards were made in the form of restricted stock earned over a five-year vesting period. The 2009 expense recognized by the Company with respect to stock awards granted to NEOs in 2009 and prior years was as follows: Mr. Ficalora ($607,311); Mr. Wann ($345,957); Mr. Cangemi ($298,026); Mr. Carpenter ($274,607); and Mr. Pinto ($228,023). See the *Grants of Plan-Based Awards* table for additional information concerning the 2009 awards.

(2) Represents an award for 2009 performance under the Company's Management Incentive Compensation Plan. See the *Grants of Plan-Based Awards* table for additional information concerning the 2009 awards.

(3) The following table sets forth the components of the All Other Compensation column in 2009:

Name	Dividends on Unvested Restricted Stock $	Medical Reimbursement $	Life Insurance Imputed Income $	ESOP Allocation $[(a)]	Tax Reimbursement $[(b)]	Total $
Joseph R. Ficalora	165,000	3,591	24,747	11,687	255,108	460,133
Robert Wann	94,750	5,957	7,853	11,687	147,617	267,864
Thomas R. Cangemi	77,550	2,807	1,873	11,687	133,879	227,796
James J. Carpenter	71,000	—	1,906	11,687	124,830	209,423
John J. Pinto	39,500	—	962	11,687	56,469	108,618

(a) The value of the ESOP allocation is based on the $14.51 closing price of the Common Stock on December 31, 2009.

(b) Represents a one-time payment authorized by the Compensation Committee to assist the NEOs with tax withholding obligations related to the vesting of restricted stock awards made in prior years. The payment was intended to encourage the NEOs to maximize their retention of the stock.

Grants of Plan-Based Awards

The following table provides information concerning the 2009 award opportunities for the NEOs under the Company's non-equity and equity incentive plans.

	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			Grant Date Fair Value of Stock Awards (3)
	Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)	($)
Mr. Ficalora	250,000	1,000,000	1,500,000	438,000	1,750,000	2,625,000	2,481,000
Mr. Wann	131,000	525,000	788,000	175,000	700,000	1,050,000	992,400
Mr. Cangemi	70,000	280,000	420,000	140,000	560,000	840,000	793,920
Mr. Carpenter	63,000	250,000	375,000	125,000	500,000	750,000	694,680
Mr. Pinto	41,000	165,000	248,000	83,000	330,000	495,000	413,500

(1) Represents 2009 non-equity incentive award opportunity levels under the Company's Management Incentive Compensation Plan. In 2009, the NEOs were eligible for awards at the maximum level based on the performance of the Company. The Compensation Committee exercised its discretion to reduce the awards to the target level, such that the actual awards reflect an aggregate $1,285,000 reduction from the maximum award level. The awards were made on March 31, 2010.

(2) Represents 2009 equity incentive compensation award opportunity levels. In 2009, the NEOs were eligible for awards at the maximum level based on the performance of the Company. The Compensation Committee exercised its discretion to reduce the awards below the maximum level, such that the actual awards reflect an aggregate $385,000 reduction from the maximum award level. The awards were made on March 31, 2010.

(3) Represents the grant date fair value determined in accordance with FASB ASC Topic 718 of the 2009 equity incentive plan awards. The awards were made on March 31, 2010 in the form of restricted stock, and will be earned over a five-year vesting period.

Options Exercised and Stock Vested

The following table provides information concerning restricted stock vesting for the NEOs during the 2009 fiscal year. None of the NEOs exercised stock options during the 2009 fiscal year.

	Shares Acquired on Vesting	Value Realized on Vesting ($) (1)
Mr. Ficalora	45,000	499,650
Mr. Wann	26,000	289,120
Mr. Cangemi	23,600	262,212
Mr. Carpenter	22,000	244,490
Mr. Pinto	10,000	108,200

(1) For Messrs. Ficalora, Wann, Cangemi, and Carpenter, the value realized on vesting is based on a market value of $11.32 and $10.67 per share on the applicable vesting dates (April 2 and April 4, 2009). For Mr. Pinto, the value realized on vesting is based on a market value of $10.67 and $10.92 per share on the applicable vesting dates (April 4 and April 20, 2009). The value realized on vesting is also the amount realized as 2009 income by each NEO.

Outstanding Equity Awards at Fiscal Year-End

The following table provides certain information with respect to the number of shares of Common Stock represented by outstanding stock options and outstanding restricted stock awards held by the NEOs as of December 31, 2009. All stock options are fully exercisable. The market value of unvested restricted stock is based on the $14.51 closing price of the Common Stock on December 31, 2009.

	Number of Securities Underlying Exercisable Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares of Stock That Have Not Vested (#)	Market Value of Shares of Stock That Have Not Vested ($)
Mr. Ficalora	150,000	12.5025	12/21/11	185,000	2,684,350
	1,262,511	15.4125	01/24/12		
	266,667	13.8450	07/24/12		
	373,333	16.0575	01/21/13		
Mr. Wann	177,777	12.5025	12/21/11	107,000	1,552,570
	533,512	15.4125	01/24/12		
	266,667	13.8450	07/24/12		
	373,333	16.0575	01/21/13		
Mr. Cangemi	—	—	—	85,400	1,239,154
Mr. Carpenter	11,564	8.6475	01/18/11	78,000	1,131,780
	19,844	12.5025	12/21/11		
	35,556	13.8450	07/24/12		
	21,333	16.0575	01/21/13		
	20,000	23.4975	09/16/13		
Mr. Pinto	11,854	12.5025	12/21/11	52,000	745,520
	42,667	13.8450	07/24/12		
	21,333	16.0575	01/21/13		
	36,000	23.4975	09/16/13		
	20,000	18.1700	04/05/15		

Pension Benefits

The following table provides certain information, as of December 31, 2009, with respect to each pension plan that provides for payments or other benefits to the NEOs at retirement.[(1)]

	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit ($)
Mr. Ficalora	Supplemental Retirement Plan	33	2,125,842
Mr. Wann	Retirement Plan	17	332,746
	Supplemental Retirement Plan	17	97,523
Mr. Cangemi	Retirement Plan	0.4	3,500
Mr. Carpenter	Retirement Plan	9	76,870
Mr. Pinto	Retirement Plan	—	—

(1) The Retirement Plan and Supplemental Retirement Plan were frozen by the Company as of September 30, 1999. Subsequent to the plan freeze, the similarly frozen pension plans of financial institutions acquired by the Company were merged into the Company's frozen plan. The indicated benefit represents the present value of the executive's accumulated benefit as of the date the plans were frozen. All amounts accrued by the Company with respect to the Plans subsequent to the freeze date reflect the effect of actuarial adjustments and do not increase the Executive's benefit. Mr. Pinto did not participate in either plan. In 2009, as part of his individual tax and estate planning process, Mr. Ficalora received an in-service, lump sum distribution of his frozen Retirement Plan benefit as authorized by the plan based on his age and service and, therefore, has no remaining benefit due under the frozen plan.

Non-Qualified Defined Contribution Plan Benefits

The following table represents the value of the executive's account balance at December 31, 2009 under the ESOP-related provisions of the Company's Supplemental Executive Retirement Plan.

	Value of Aggregate Balance at Last Fiscal Year-End ($)(1)
Mr. Ficalora	9,302,477
Mr. Wann	2,321,252

(1) The plan, which was frozen as to annual allocations in 1999, credited the executive with shares of the Company's Common Stock that could not be allocated to them directly under the Company's ESOP as a result of applicable federal tax limitations. No allocations have been made since 1999. Messrs. Ficalora and Wann have 641,108 and 159,976 shares, respectively, allocated to their accounts under the frozen plan. The value presented is based on the closing price of $14.51 for the Common Stock on December 31, 2009. The share totals reflect the cumulative effect of nine stock splits in the form of stock dividends since the Company's 1993 initial public offering and also include shares credited in the form of dividend reinvestment. For additional information regarding the plan, see *Potential Post-Termination Payments and Benefits below.*

Potential Post-Termination Payments and Benefits

Severance Under Employment Agreements

The Company maintains employment agreements with its CEO and other NEOs. The agreements, which are identical in form, provide for an initial three-year term and daily extension so that the contract term is always three years from the then-current date, unless either party provides written notice of non-renewal or termination, at which time the expiration date becomes fixed at three years from the date of notice or termination. The employment agreements also provide for the payment and annual review of base salary, the provision of employee benefits applicable to executive personnel, and eligibility to participate in incentive and stock-based compensation programs. The employment agreements allow the Company to terminate the executive's employment for cause, as defined in, and subject to, procedures outlined, in the agreements. The executive receives no further payments or benefits under their agreement following a termination for cause. Upon the executive's voluntary termination or death, the executive or his estate would receive only base salary and other compensation or benefits earned through the date of termination.

Under the agreements, the Company has the right to terminate the executive's employment if he becomes disabled. Upon the executive's termination of employment by reason of his disability, the executive's full base salary would be continued through the date the executive begins to receive benefits under the Company's long-term disability program. When the executive begins to receive long-term disability benefits, the Company is obligated to (i) continue paying the executive the difference between 60 percent of his base salary and the long-term disability benefit, and (ii) continue the executive's employee benefits through the date the agreement would have otherwise expired.

Each executive may also terminate employment under the agreements for good reason (i.e., under circumstances outlined in the agreement and equivalent to constructive termination), and the Company may also terminate the executive without cause. Upon termination for good reason or termination without cause, the executive receives a lump sum benefit equal to the sum of base salary and other compensation earned through the termination date, plus the executive's pro rata share of his annual incentive compensation for the year of termination determined by reference to the highest annual aggregate annual amounts of bonuses or other cash incentive compensation paid to the executive in any of the three calendar years preceding termination of employment. The executive also becomes entitled to a lump sum payment equal to the sum of (i) three times the highest total compensation paid to the executive during the three preceding years, including bonuses, cash and stock compensation, and other amounts reported on the executive's Form W-2 (but excluding income realized from the exercise or disqualifying disposition of stock options); and (ii) three times the average amount contributed by or allocated to the executive under all tax-qualified benefit plans during the three preceding years. The executive also receives continued medical, dental, and life insurance benefits for a period of thirty-six months following termination of employment. In addition, if the executive's termination of employment for good reason or without cause occurs on or after the effective date of a change in control, as defined in the agreement, all stock awards and stock options will accelerate and vest in full as of the executive's termination date.

If the executive terminates employment due to disability or death within one year after the occurrence of a change in control or within one year after the commencement of preliminary steps leading to an eventual change of control, with the actual change in control taking place within two years after the executive's termination of employment, the executive or his estate will receive the severance benefits described above, in the same manner as if the executive had terminated employment with good reason.

Section 280G of the Internal Revenue Code of 1986 provides that payments or benefits contingent upon a change in control that exceed three times an executive's "base amount" (i.e., three times average annual taxable compensation over the five taxable years preceding the change in control) are "excess parachute payments." Under Section 4999 of the Code, an executive who receives an excess parachute payment is subject to a 20% excise tax on the amount received in excess of the base amount, and the Company is unable to deduct a corresponding amount. In the event that any payments or benefits provided to the executives are subject to the excise tax, the employment agreements provide the executives with indemnification for these excise taxes and any additional income, employment, and excise taxes imposed as a result of the initial indemnification.

The following table summarizes the estimated severance payments and benefits available to the executives under their employment agreements in the event of their termination of employment as of December 31, 2009 in the indicated circumstances:

	Termination without Cause or for Good Reason ($)	Disability [(1)] ($)	Code Section 4999 Indemnification [(2)] ($)
Joseph R. Ficalora			
Cash severance	8,714,463	1,550,000	9,024,814
In-kind benefits	29,916		
Robert Wann			
Cash severance	5,721,075	950,000	3,945,166
In-kind benefits	29,916		
Thomas R. Cangemi			
Cash severance	3,266,110	670,000	—
In-kind benefits	87,156		
James J. Carpenter			
Cash severance	2,795,116	550,000	2,263,896
In-kind benefits	41,616		
John J. Pinto			
Cash severance	2,031,315	210,000	1,192,939
In-kind benefits	19,116		

(1) Represents an undiscounted aggregate benefit of 100% base salary continuation for six months after termination by reason of disability and 60% base salary continuation for an additional 30 months reduced by the maximum annual long-term disability payments under the Company's disability plan ($180,000).

(2) The Section 4999 tax indemnification payment applies only if the executive's termination severance payments and benefits, when aggregated with other payments and benefits made or provided in connection with the change in control, results in an excess parachute payment under Section 280G of the Code. Absent a change in control of the Company (within the meaning of Section 280G), no amount would be payable as tax indemnification if the executive's employment were terminated in circumstances that give rise to a severance obligation.

Accelerated Vesting of Restricted Stock Awards

In the event of a change in control of the Company (as defined in our 2006 Stock Incentive Plan), all unvested shares of restricted stock held by our NEOs would vest. If a change in control has occurred on December 31, 2009, the value of the shares (based on a closing price of $14.51) subject to acceleration would have been as follows: Mr. Ficalora ($2,684,350); Mr. Wann ($1,552,570); Mr. Cangemi ($1,239,154); Mr. Carpenter ($1,131,780); and Mr. Pinto ($745,520).

Supplemental Change-in-Control ESOP Benefit

The Company maintains a nonqualified supplemental plan in connection with the ESOP that was designed to provide certain of our officers with benefits that cannot be allocated to them directly through the ESOP as a result of certain limitations under the Internal Revenue Code. Messrs. Ficalora and Wann have participated in the plan since 1993. The plan was amended in December 2002 to add Mr. Cangemi as a participant but only with respect to the separate change in control provision described below. The supplemental plan was frozen in 1999 with respect to annual allocations. However, in the event of a change in control of the Company (as defined in the plan), Messrs. Ficalora, Wann, and Cangemi, the only NEOs participating in the plan, would be credited with the value of the allocations they would have received under the plan had it been in effect on an annual basis since 1999 (2002 for Mr. Cangemi). The account balance would also be adjusted to reflect stock and cash dividends payable over the same period. Assuming a change in control had occurred at December 31, 2009, the value of the additional benefits payable under the plan (based on a closing price of $14.51) are estimated to be as follows: Mr. Ficalora ($7,232,335), Mr. Wann ($1,370,847), and Mr. Cangemi ($501,640).

Transactions with Certain Related Persons

The federal banking laws require that all loans or extensions of credit to executive officers and directors must be made on substantially the same terms, including interest rates and collateral, and follow substantially the same credit underwriting procedures as those prevailing at the time for comparable transactions with other persons, and must not involve more than the normal risk of repayment or present other unfavorable features. The Community Bank from time to time may make mortgage loans to its directors, officers, and employees, including consumer loans or loans to purchase or refinance personal residences, and may make loans secured by income-producing properties to entities in which a director or officer has an ownership or, in the case of directors, a management interest, provided that all such loans are made in accordance with federal banking laws and are made in the ordinary course of business, do not involve more than normal risk of collectibility or present other unfavorable features, and are made on substantially the same terms, including interest rates and collateral requirements, as those prevailing at the same time for comparable transactions with unaffiliated persons.

From time to time, in accordance with written policies, the Board of Directors reviews a summary of the Company's transactions with directors and executive officers of the Company and with firms that employ directors, as well as any other related-person transactions, for the purpose of recommending to the disinterested members of the Board of Directors that the transactions are fair, reasonable, and within Company policy, and should be ratified and approved. The Board of Directors also reviews any transactions reported to the Board by the Company's Corporate Secretary that are required to be reported under SEC regulations. Additionally, in accordance with federal regulations, the Board of Directors reviews all loans made to a director or executive officer in an amount that, when aggregated with the amount of all other loans to such person and his or her related interests, exceed the greater of $25,000 or 5% of the Company's capital and surplus (up to a maximum of $500,000) and such loan must be approved in advance by a majority of the disinterested members of the Board of Directors. Further, pursuant to the Company's Code of Business Conduct and Ethics and other business standards applicable to them, all executive officers and directors of the Company must disclose any existing or emerging conflicts of interest to the Chief Executive Officer. Such potential conflicts of interest include, but are not limited to, any position or interest, financial or otherwise, which could materially conflict with an executive officer's or director's performance or which affects such executive officer's or director's independence or judgment concerning transactions between the Company, its customers, suppliers, or competitors.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires the Company's executive officers and directors, and persons who own more than 10% of a registered class of the Company's equity securities, to file reports of ownership and changes in ownership with the SEC. Executive officers, directors, and greater than 10% shareholders are required by the SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

Based solely on its review of copies of the reports of ownership furnished to the Company, or written representations that no other reports were required, the Company believes that during the 2009 fiscal year, its executive officers and directors complied with applicable reporting requirements for transactions in the Company's Common Stock.

Audit Committee Report to Shareholders

The Audit Committee of the Company's Board of Directors is composed of four non-employee, independent directors, and operates under a written charter adopted by the Board of Directors.

The Company's management is responsible for the Company's internal control over financial reporting. The independent registered public accounting firm is responsible for performing an independent audit of the Company's consolidated financial statements and issuing an opinion on the conformity of those financial statements with generally accepted accounting principles. The independent registered public accounting firm is also responsible for issuing an opinion on the effectiveness of the Company's internal control over financial reporting. The Audit Committee oversees the Company's internal controls and financial reporting process on behalf of the Board of Directors.

In this context, the Audit Committee has met and held discussions with management and the independent registered public accounting firm for 2009. Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accounting firm. The Audit Committee discussed with the independent registered public accounting firm matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1 AU Section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T, including the quality, not just the acceptability, of the Company's accounting principles, the reasonableness of significant judgments, and the clarity of the disclosures in the financial statements.

In addition, the Audit Committee has received the written disclosures and the letter from the independent registered public accounting firm required by the applicable requirements of the Public Company Accounting Oversight Board (United States), and has discussed with the independent registered public accounting firm, the independent registered public accounting firm's independence from the Company and its management. In concluding that the independent registered public accounting firm is independent, the Audit Committee considered, among other factors, whether the non-audit services provided by the independent registered public accounting firm in 2009 were compatible with its independence.

The Audit Committee discussed with the Company's independent registered public accounting firm the overall scope and plans for its 2009 audit. The Audit Committee meets with the independent registered public accounting firm, with and without management present, to discuss the results of their examination, their evaluation of the Company's internal control over financial reporting, and the overall quality of the Company's financial reporting process.

In performing all of these functions, the Audit Committee acts only in an oversight capacity. In its oversight role, the Audit Committee relies on the work and assurances of the Company's management, which has the primary responsibility for financial statements and reports, and of the independent registered public accounting firm, who, in its reports, express an opinion on the conformity of the Company's financial statements to generally accepted accounting principles and an opinion on the effectiveness of the Company's internal control over financial reporting. The Audit Committee's oversight does not provide it with an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or policies, or appropriate internal control over financial reporting designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee's considerations and discussions with management and the independent registered public accounting firm do not assure that the Company's financial statements are presented in accordance with generally accepted accounting principles, that the audit of the Company's financial statements has been carried out in accordance with the standards of the Public Company Accounting Oversight Board (United States), or that the Company's independent registered public accounting firm is in fact "independent."

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors, and the Board approved, that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2009 for filing with the SEC. The Audit Committee and the Board of Directors also have approved, subject to shareholder ratification, the selection of the Company's independent registered public accounting firm to audit the Company's consolidated financial statements for the year ending December 31, 2010.

The Audit Committee
Michael J. Levine, Chairman
Max L. Kupferberg
Robert S. Farrell
Dominick Ciampa

PROPOSAL 2.

RATIFICATION OF THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company's independent registered public accounting firm for the fiscal year ended December 31, 2009 was KPMG LLP. The Company's Audit Committee has reappointed KPMG LLP to continue as the independent registered public accounting firm of the Banks and the Company for the year ending December 31, 2010, subject to ratification of such appointment by the Company's shareholders. Representatives of KPMG LLP will be present at the Annual Meeting and will have the opportunity to make a statement if they desire to do so and will be available to respond to appropriate questions from shareholders present at the Annual Meeting.

Unless marked to the contrary, the shares represented by the enclosed proxy card, if properly signed and dated, will be voted FOR ratification of the appointment of KPMG LLP as the independent registered public accounting firm of the Company.

Audit and Non-audit Fees

The following table presents fees for professional services rendered by KPMG LLP for the audit of the Company's consolidated financial statements for fiscal 2009 and 2008, and fees billed for audit-related services, tax services, and all other services rendered by KPMG LLP for fiscal 2009 and 2008.

	Year Ended	
	2009	2008
Audit Fees	$1,000,000 (1)	$1,890,000 (1)
Audit-related Fees	635,000 (2)	372,000 (3)
Tax Fees	23,098 (4)	30,281 (4)
All Other Fees	—	34,000 (5)

(1) Includes fees billed, or to be billed, for professional services rendered in connection with the audit of the Company's annual financial statements, the review of its financial statements included in the Company's quarterly reports, and the Sarbanes-Oxley Section 404 attestation.

(2) Primarily reflects services rendered in connection with audits of the Company's employee benefit plan financial statements, the audit of the opening balance sheet of the AmTrust Bank division acquired 12/4/09, issuance of comfort letters and consents relating to the Company's filing of registration statements and offering circulars.

(3) Primarily reflects services rendered in connection with audits of the Company's employee benefit plan financial statements, issuance of comfort letters and consents relating to the Company's filing of registration statements and offering circulars.

(4) Includes fees for services rendered in connection with an acquisition cost recovery analysis performed by the Company, tax services relating to certain state and local tax matters, and tax audit support services.

(5) Includes fees for services rendered in connection with the application of EITF 96-19 to New York Community Bancorp, Inc.'s debt restructuring transaction during the quarter ending June 30, 2008.

The Audit Committee will consider on a case-by-case basis, and, if appropriate, approve, all audit and non-audit services to be provided by the Company's independent registered public accounting firm. Alternatively, the Audit Committee may adopt a policy for pre-approval of audit and permitted non-audit services by the independent registered public accounting firm. In 2009, all audit-related services, tax services, and other services were approved by the Audit Committee, which concluded that the provision of such services by KPMG LLP was compatible with the maintenance of that firm's independence in the conduct of its audit functions.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY.

CORPORATE GOVERNANCE

General. The Company periodically reviews its corporate governance policies and practices. This process includes comparing its current policies and practices to policies and practices suggested by various groups or authorities active in corporate governance and practices of other public companies. Based upon this review, the Company adopts any changes in corporate governance policies that the Board of Directors believes are best for the Company. As part of the Company's continuing efforts to strengthen its corporate governance practices, protect the interests of its shareholders, and reflect the adoption of the New York Stock Exchange corporate governance rules, the Board of Directors has taken several important actions.

Corporate Governance Guidelines. The Board has adopted and reviewed a set of Corporate Governance Guidelines, which are available on the corporate governance pages of the Company's website, www.myNYCB.com, and are available in print to any shareholder who requests a copy. These Guidelines address, among other matters, the qualifications and responsibilities of directors; functions of the Board and Board committees; director compensation, training, and performance evaluations; and management performance evaluations and succession.

Director Independence. The Board of Directors of the Company has determined that the following directors are "independent" within the meaning of the rules of the New York Stock Exchange: Donald M. Blake, Dominick Ciampa, Maureen E. Clancy, Hanif W. Dahya, Robert S. Farrell, William C. Frederick, M.D., Max L. Kupferberg, Michael J. Levine, Guy V. Molinari, and John M. Tsimbinos. Additionally, the Board has determined that each of the members of the Audit, Nominating and Corporate Governance, and Compensation Committees is independent in accordance with the listing standards of the New York Stock Exchange and, in the case of the members of the Audit Committee, the rules of the SEC. In determining the independence of its members, the Board broadly considers all facts and circumstances it deems to be relevant and does not limit such review to a specific set of categorical independence standards. Such determinations are made not merely from the standpoint of the director, but also from that of persons or organizations with which the director has an affiliation. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable, and familial relationships, among others.

In arriving at its conclusions with respect to the directors named above, the Board determined that the directors had no material relationships (as such term is defined under the listing standards of the New York Stock Exchange) with the Company either directly or as a partner, shareholder, or officer of an organization that has a relationship with the Company. Directors Ciampa and Levine are principals in, or have ownership interests in, organizations that maintain lending relationships with the Community Bank, and Director Levine is a guarantor of a loan between the Community Bank and a family member. These Directors have fully disclosed such relationships to the Board, and the Board has determined that the subject loans do not involve more than normal risk of collectability or present other unfavorable features, and were made on substantially the same terms, including interest rates and collateral requirements, as those prevailing at the same time for comparable transactions with unaffiliated persons and, accordingly, the lending relationships maintained by the Community Bank with Messrs. Ciampa and Levine would not be inconsistent with a determination that they are independent directors of the Company. Further, both Director Ciampa and Levine possess significant knowledge of, and each is a principal in companies that actively participate in, the New York metropolitan area real estate market where the Banks currently conduct significant portions of their lending businesses. The Board has determined that it is in the best interests of the Banks and the Company not to exclude such potential borrowers from conducting business with the Banks in accordance with the arms-length terms described above, and under circumstances that are no more favorable than those available to the Banks' other borrowers.

Board Leadership Structure and Board's Role in Risk Oversight. While the offices of Chairman of the Board and President and Chief Executive Officer are not separated, the Board has created the office of the Presiding Director to enhance Board independence and oversight. The Board has designated the Chairman of the

Nominating and Corporate Governance Committee to serve as the Board's lead independent director. Among other things, the Presiding Director is responsible for:

- serving as the presiding director to chair the Board's executive sessions;
- assisting the Board in assuring compliance with, and implementation of, the Company's Corporate Governance Guidelines;
- providing advice with respect to the selection of Committee chairs;
- coordinating the agenda for, and moderating sessions of, the Board's independent directors; and
- acting as principal liaison between the independent directors and the Chairman of the Board on important issues.

The Presiding Director assists the Chairman of the Board with his Board duties, thereby allowing him to better focus on his growing responsibilities as President and Chief Executive Officer of running the Company, enhancing shareholder value, and expanding and strengthening our franchise. Donald M. Blake currently serves as the Presiding Director. Mr. Blake is independent under the listing requirements of the New York Stock Exchange.

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including credit risk, interest rate risk, liquidity risk, operational risk, strategic risk, and reputation risk. Management is responsible for the day-to-day management of risks the Company faces, while the Board, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, the Board of Directors has the responsibility to satisfy itself that the risk management processes designed and implemented by management are adequate and functioning as designed. To do this, the Chairman of the Board meets regularly with management to discuss strategy and the risks facing the Company. Senior management attends the Board meetings and is available to address any questions or concerns raised by the Board on risk management and any other matters. The Chairman of the Board and independent members of the Board work together to provide strong, independent oversight of the Company's management and affairs through its standing committees and, when necessary, special meetings of independent directors.

Procedures to be Followed by Shareholders in Recommending Director Candidates. It is the policy of the Nominating and Corporate Governance Committee to consider director candidates recommended by shareholders who appear to be qualified to serve on the Board. The Nominating and Corporate Governance Committee may choose not to consider an unsolicited recommendation if no vacancy exists on the Board of Directors and the Nominating and Corporate Governance Committee does not perceive a need to increase the size of the Board of Directors. To avoid the unnecessary use of the Nominating and Corporate Governance Committee's resources, the Nominating and Corporate Governance Committee will consider only those director candidates recommended in accordance with the procedures set forth below. To submit a recommendation of a director candidate to the Nominating and Corporate Governance Committee, a shareholder should submit the following information in writing, addressed to the Chairman of the Nominating and Corporate Governance Committee, care of the Corporate Secretary, at the main office of the Company:

a. the name of the person recommended as a director candidate;

b. all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended;

c. the written consent of the person being recommended as a director candidate to being named in the proxy statement as a nominee and to serving as a director if elected;

d. the name and address of the shareholder making the recommendation, as they appear on the Company's books; provided, however, that if the shareholder is not a registered holder of the

Company's Common Stock, the shareholder should submit his or her name and address along with a current written statement from the record holder of the shares that reflects ownership of the Company's Common Stock;

e. a statement disclosing whether such shareholder is acting with, or on behalf of, any other person and, if applicable, the identity of such person; and

f. such other information as the Company may require in accordance with its established nomination procedures then in effect.

In order for a director candidate to be considered for nomination at the Company's Annual Meeting of Shareholders, the recommendation must be received at the principal executive office of the Company not less than 90 days prior to the date of the meeting; provided, however, that in the event that less than 100 days' notice or prior disclosure of the date of the Annual Meeting is given or made to shareholders, notice by the shareholder to be timely must be so received not later than the close of business on the 10th day following the day on which such notice of the date of the meeting was mailed or such public disclosure was made.

Code of Business Conduct and Ethics. The Company maintains a Code of Professional Conduct applicable to all Company, Community Bank, and Commercial Bank employees that sets forth requirements relating to ethical conduct, conflicts of interest, and compliance with the law. The Code of Professional Conduct requires that the Banks' employees avoid conflicts of interest, comply with all laws and other legal requirements, conduct business in an honest and ethical manner, and otherwise act with integrity and in the Company's and the Banks' best interests. The Chief Executive Officer, Chief Operating Officer, and Chief Financial Officer are bound by the Code of Professional Conduct. In addition, the Board of Directors has adopted a Code of Business Conduct and Ethics for the Chief Executive Officer, Chief Operating Officer, and Chief Financial Officer of the Company. A copy of that Code, which also applies to the Directors and all other employees of the Company, is available, free of charge, on the corporate governance pages of our website, www.myNYCB.com, and is available in print to any shareholder who requests a copy.

Communication with the Board of Directors. Shareholders and other parties interested in communicating directly with the Presiding Director or with the non-management directors as a group may do so by writing to: Presiding Director, New York Community Bancorp, Inc., 615 Merrick Avenue, Westbury, New York 11590. Letters addressed to the Presiding Director will be opened by the Company's Corporate Secretary, who will review them and forward a summary of such correspondence to the Presiding Director and, if applicable, the Board. If the Corporate Secretary determines that an item of correspondence relates to the functions of the Board or its committees, or otherwise requires their attention, he will direct the item itself to the Presiding Director or other Board members. Directors may at any time review a log of all correspondence received by the Company that is addressed to the Presiding Director as provided above and request copies of any correspondence.

ADDITIONAL INFORMATION

Shareholder Proposals

To be considered for inclusion in the Company's proxy statement and form of proxy relating to the Annual Meeting of Shareholders to be held in 2011, a shareholder proposal must be received by the Secretary of the Company, at the address set forth on the first page of this proxy statement, not later than December 24, 2010. If such Annual Meeting is held on a date more than thirty (30) days from June 3, 2011, a shareholder proposal must be received within a reasonable time before the Company begins to print and mail its proxy solicitation materials for such Annual Meeting. Any such proposal will be subject to the proxy rules adopted by the SEC.

Notice of Business to be Conducted at an Annual Meeting

The Bylaws of the Company, a copy of which may be obtained from the Company, set forth the procedures by which a shareholder may properly bring business before a meeting of shareholders. Pursuant to the Bylaws, only business brought by, or at the direction of, the Board of Directors may be conducted at a special meeting.

The Bylaws of the Company provide an advance notice procedure for a shareholder to properly bring business before an annual meeting. The shareholder must give written advance notice to the Secretary of the Company not less than ninety (90) days before the date originally fixed for such meeting; *provided, however*, that in the event that less than one hundred (100) days' notice or prior public disclosure of the date of the meeting is given or made to shareholders, notice by the shareholder, to be timely, must be received not later than the close of business on the tenth day following the date on which the Company's notice to shareholders of the annual meeting date was mailed or such public disclosure was made.

Attendance at the Annual Meeting

If you are a holder of record and plan to attend the Annual Meeting, please indicate this when you vote. The top half of the proxy card is your admission ticket. When you arrive at the Annual Meeting, you will be asked to present this admission ticket and photo identification, such as a driver's license. If you hold your Common Stock in street name, you will need proof of ownership to be admitted to the Meeting. A recent brokerage statement or a letter from your bank or broker are examples of proof of ownership. If you want to vote your Common Stock held in street name in person, **you must get a written proxy in your name from the broker, bank, or other nominee that holds your shares.**

Other Matters Which May Properly Come Before the Annual Meeting

The Board of Directors knows of no business that will be presented for consideration at the Annual Meeting other than as stated in the Notice of Annual Meeting of Shareholders. If, however, other matters are properly brought before the Meeting, it is the intention of the members of the Proxy Committee to vote the shares represented thereby on such matters in accordance with their best judgment.

Whether or not you intend to be present at the Annual Meeting, you are urged to sign, date, and return your proxy card or to vote via the Internet or by telephone promptly. If you are then present and wish to vote your shares in person, your original proxy may be revoked by voting at the Annual Meeting.

Online Delivery of Proxy and Other Materials

We have elected to take advantage of SEC rules that allow companies to furnish proxy materials to their shareholders on the Internet. We believe that the rules will allow us to provide our shareholders with the information they need to vote at our Annual Meeting, while also lowering the costs of delivery and reducing the environmental impact of producing and distributing the related proxy materials.

Since April 23, 2010, the proxy materials for the 2010 Annual Meeting (which includes the 2009 Annual Report to Shareholders) have been available at the following web site: www.proxyvote.com. Shareholders who wish to receive a printed copy of the proxy materials available on this web site may request copies in any of the following ways: (i) via the Internet, at www.proxyvote.com; (ii) by telephone, at 1-800-579-1639; or (iii) by sending an e-mail to sendmaterial@proxyvote.com. Shareholders who are not eligible to vote at the Annual Meeting may find our 2009 Annual Report to Shareholders and the Notice of Annual Meeting and Proxy Statement on the Investor Relations portion of our Company website.

We encourage all of our shareholders who have Internet access to receive future proxy materials online rather than through the U.S. mail delivery system. By electing to receive our materials electronically, you will be supporting our efforts to add to shareholder value. Other benefits of this service include:

- Receiving shareholder communications, including the Company's annual report to shareholders and proxy statement, as soon as they are available, thus eliminating the need to wait for them to arrive by mail;
- Enjoying easier access to convenient online voting; and
- Eliminating bulky paper documents from your personal files.

Householding of Proxy Statements and Annual Reports

The SEC has adopted rules that permit companies to mail a single proxy statement and a single annual report to two or more shareholders sharing the same address. This practice is known as "householding." Householding provides greater convenience to shareholders and saves the Company money by reducing excess printing costs. You may have been identified as living at the same address as another Company shareholder. If this is the case, and unless the Company receives contrary instructions from you, we will continue to "household" your proxy statement and annual report for the reasons stated above.

If you are a shareholder or a beneficial owner at a shared address to which a single copy of both the proxy statement and the annual report has been delivered, and you would like to receive your own copy of this proxy statement and the annual report, you may obtain them electronically from the Investor Relations portion of our website, www.myNYCB.com, by selecting "SEC Documents"; by contacting the Investor Relations Department of the Company by phone (516-683-4420) or by e-mail (ir@myNYCB.com); or by writing to the Investor Relations Department of the Company and indicating that you are a shareholder at a shared address and would like an additional copy of each document.

If you are a recordholder and would like to receive a separate proxy statement or annual report in the future, please contact BNY Mellon Investor Services either by phone at (866) 293-6077, by e-mail at shrrelations@melloninvestor.com, or by mail at 480 Washington Boulevard, Jersey City, New Jersey 07310. If you are a beneficial owner and would like to receive a separate proxy statement or annual report in the future, please contact your broker, bank, or other nominee.

If, on the other hand, you are a multiple shareholder sharing an address, and are receiving multiple copies of this proxy statement or the annual report, please contact BNY Mellon Investor Services at one of the numbers or addresses listed above so that all shareholders at the shared address can request that only a single copy of each document be mailed to your address in the future. If you are the beneficial owner, but not the recordholder, of Company shares, and you wish to receive only one copy of the proxy statement and annual report in the future, you will need to contact your broker, bank, or other nominee so that all shareholders at the shared address can request that only a single copy of each document be mailed to your address in the future.

A copy of the Company's Annual Report on Form 10-K for the year ended December 31, 2009, as filed with the SEC, accompanies this proxy statement. An additional copy will be furnished without charge to shareholders upon written request to New York Community Bancorp, Inc., Investor Relations Department, 615 Merrick Avenue, Westbury, New York 11590.

By Order of the Board of Directors,



R. Patrick Quinn
Executive Vice President,
Chief Corporate Governance Officer,
and Corporate Secretary

Westbury, New York
April 23, 2010

YOU ARE CORDIALLY INVITED TO ATTEND THE ANNUAL MEETING IN PERSON. WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, YOU ARE REQUESTED TO PROMPTLY COMPLETE, SIGN, DATE, AND RETURN THE ACCOMPANYING PROXY CARD IN THE ENCLOSED POSTAGE-PAID ENVELOPE OR TO VOTE VIA THE INTERNET OR TELEPHONE.


New York Community
Bancorp, Inc.

C/O BNY MELLON SHAREOWNER SERVICES
480 WASHINGTON BOULEVARD
JERSEY CITY, NJ 07310

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by the Company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards, and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign, and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK. M24537-P90967 KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

NEW YORK COMMUNITY BANCORP, INC.

The Board of Directors recommends that you vote FOR the following:

	For All	Withhold All	For All Except
1. Election of Directors	☐	☐	☐

To withhold authority to vote for any individual nominee (s), mark "For All Except" and write the number(s) of the nominee(s) on the line below.

Nominees:
01) Donald M. Blake
02) Michael J. Levine
03) Guy V. Molinari
04) John M. Tsimbinos

The Board of Directors recommends that you vote FOR the following proposal:

	For	Against	Abstain
2. The ratification of the appointment of KPMG LLP as the independent registered public accounting firm of New York Community Bancorp, Inc. for the fiscal year ending December 31, 2010.	☐	☐	☐

NOTE: If any other business is presented at the annual meeting, including whether or not to adjourn the meeting, this proxy will be voted by the proxies in their best judgement.

	Yes	No
Please indicate if you plan to attend this meeting.	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name, by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

ADMISSION TICKET

NEW YORK COMMUNITY BANCORP, INC.
ANNUAL MEETING OF SHAREHOLDERS
Thursday, June 3, 2010
10:00 a.m. Eastern Time
Sheraton LaGuardia East Hotel
135-20 39th Avenue
Flushing, New York

You must present this admission ticket in order to gain admittance to the Annual Meeting. This ticket admits only the shareholder(s) listed on the reverse side and is not transferable. Each shareholder will be asked to present valid picture identification, such as a driver's license. Cameras, recording devices, and other electronic devices will not be permitted during the meeting.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Annual Report to Shareholders are available at www.proxyvote.com.

M24538-P90967

REVOCABLE PROXY
NEW YORK COMMUNITY BANCORP, INC.
ANNUAL MEETING OF SHAREHOLDERS
Thursday, June 3, 2010
10:00 a.m., Eastern Time

The undersigned hereby appoints the Proxy Committee of the Board of Directors of New York Community Bancorp, Inc. (the "Company"), with full power of substitution, to act as attorney and proxy for the undersigned, and to vote all shares of Common Stock of the Company which the undersigned is entitled to vote only at the Annual Meeting of Shareholders, to be held on Thursday, June 3, 2010 at 10:00 a.m., Eastern Time, at the Sheraton LaGuardia East Hotel, 135-20 39th Avenue, Flushing, New York, and at any and all adjournments thereof, as set forth on the reverse side.

PLEASE COMPLETE, DATE, SIGN, AND MAIL THIS PROXY PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE OR VOTE VIA THE INTERNET OR BY TELEPHONE

(Continued, and to be marked, dated, and signed, on the other side)

NEW YORK COMMUNITY BANCORP, INC.
615 Merrick Avenue
Westbury, NY 11590

April 23, 2010

Dear Plan Participant:

On Thursday, June 3, 2010, New York Community Bancorp, Inc. (the "Company" or "NYCB") will hold its Annual Meeting of Shareholders. In connection with this meeting, two proposals are being presented to our shareholders for a vote.

As a participant in one or more of the stock-related plans (the "Stock Plans") listed at the end of this letter, you are entitled to provide instructions as to how you would like the trustees for the Stock Plans to vote the shares of NYCB common stock credited to your Stock Plan account(s).

The respective trustees will vote the shares of NYCB common stock held in your Stock Plan account(s) in accordance with your timely instructions. Shares that are held in your Stock Plan account(s) for which no voting instructions are provided, or for which timely instructions are not received, will be voted proportionately to voting instructions that are received from other Plan participants. Furthermore, in the case of shares held in the NYCB Employee Stock Ownership Plan ("ESOP") Trust, all unallocated shares held in the ESOP Trust will be voted proportionately to voting instructions that are provided on the allocated shares, so long as such vote is in accordance with the provisions of the Employee Retirement Income Security Act of 1974, as amended.

To provide your voting instructions, **please complete the enclosed Voting Instruction Form and return it by Thursday, May 13, 2010** to the NYCB Benefits Unit, Human Resources, New York Community Bancorp, Inc., 1601 Veterans Memorial Highway, Ste 205, Islandia, NY 11749. For your convenience, an envelope marked "Confidential" is enclosed.

In addition, please note that if you or your family holds shares of NYCB common stock outside of the Stock Plans, you can expect to receive a proxy card for those shares in a separate mailing.

In connection with the Annual Meeting, the Company has published the 2010 Notice of Annual Meeting and Proxy Statement, which will provide you with information on the Company and the proposals that will be presented at the Annual Meeting on June 3rd. The Company also has issued its 2009 Annual Report to Shareholders. Please review these documents prior to completing your Voting Instruction Form. For your convenience you can obtain these documents by visiting our web site, **www.myNYCB.com**, and following these simple instructions:

1. Click on "Investor Relations"
2. Click on "SEC Documents"
3. Click on "Latest Annual Report"
4. Go back to "Documents"
5. Click on "Latest Proxy Statement"

If you prefer to receive a hard copy of the 2009 Annual Report to Shareholders or the 2010 Notice of Annual Meeting and Proxy Statement, please contact the NYCB Benefits Unit at 631-650-8779. A supply of these Annual Meeting documents is also available at every branch.

Sincerely yours,

THE NYCB BOARD OF DIRECTORS

This letter and Voting Instruction Form are being sent to participants in the NYCB ESOP, the NYCB Employee Savings Plan, and the NYCB 2006 Stock Incentive Plan.

VOTING INSTRUCTION FORM

I, the undersigned, understand that the Stock Plan Trustees are the holders of record and custodians of all shares of New York Community Bancorp, Inc. (the "Company") common stock credited to my accounts under the Stock Plans in which I am a participant. Further, I understand that my voting instructions are solicited on behalf of the Company's Board of Directors for the Annual Meeting of Shareholders to be held on June 3, 2010 or at any adjournments thereof.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1 AND 2.

I hereby instruct the Stock Plan Trustees to vote all shares credited to me as follows:

1. The election as directors of all nominees listed (except as marked to the contrary).

   Nominees: **Donald M. Blake, Michael J. Levine, The Honorable Guy V. Molinari and John M. Tsimbinos**

   FOR ________ VOTE WITHHELD ________

   INSTRUCTION: To withhold your vote for any individual nominee, write that nominee's name on this line:

____

2. The ratification of the appointment of KPMG LLP as the independent registered public accounting firm of New York Community Bancorp, Inc. for the fiscal year ending December 31, 2010.

   FOR ________ AGAINST ________ ABSTAIN ________

The Trustees are hereby authorized to vote any shares attributable to me in their capacities as indicated.

______________________________ ______________________________

Print your name on this line Your signature

____

Date

Please date, sign, and return this form in the envelope provided **by no later than Thursday, May 13, 2010,** to the NYCB Benefits Unit, New York Community Bancorp, Inc., 1601 Veterans Memorial Highway, Ste. 205, Islandia, NY 11749.

NEW YORK COMMUNITY BANCORP, INC.
615 Merrick Avenue
Westbury, NY 11590

April 23, 2010

Dear Retiree:

On Thursday, June 3, 2010, New York Community Bancorp, Inc. (the "Company" or "NYCB") will hold its Annual Meeting of Shareholders. In connection with this meeting, two proposals are being presented to our shareholders for a vote.

As a participant in one or more of the stock-related plans (the "Stock Plans") maintained by the Company or New York Community Bank listed at the end of this letter, you are entitled to provide instructions as to how you would like the trustees for the Stock Plans to vote the shares of NYCB common stock credited to your Stock Plan account(s).

The respective trustees will vote those shares of NYCB common stock held in your Stock Plan account(s) in accordance with your timely instructions. Shares that are held in your Stock Plan account(s) but for which no voting instructions are provided, or for which timely instructions are not received, will be voted proportionately to voting instructions received from other Plan participants. Furthermore, in the case of shares held in the NYCB Employee Stock Ownership Plan ("ESOP") Trust, all unallocated shares held in the ESOP Trust will be voted proportionately to voting instructions that are provided on the allocated shares, so long as such vote is in accordance with the provisions of the Employee Retirement Income Security Act of 1974, as amended.

To provide your voting instructions, **please complete the enclosed Voting Instruction Form and return it by Thursday, May 13, 2010** to the NYCB Benefits Unit, Human Resources, New York Community Bancorp, Inc., 1601 Veterans Memorial Highway, Ste 205, Islandia, NY 11749. For your convenience, an envelope marked "Confidential" is enclosed.

In addition to the Voting Instruction Form, we are providing you with a Notice of Annual Meeting and Proxy Statement, dated April 23, 2010, together with a copy of the Company's 2009 Annual Report to Shareholders.

Please note that if you or your family holds shares of NYCB common stock outside of the Stock Plans, you can expect to receive a separate mailing with regard to the voting of those shares. This letter and Voting Authorization Form pertain **only** to those shares held through the Stock Plans.

Should you have any questions, please contact the NYCB Benefits Unit at 631-650-8779.

Sincerely yours,

THE NYCB BOARD OF DIRECTORS

This letter and Voting Instruction Form are being sent to participants in the NYCB ESOP, the NYCB Employee Savings Plan, and the NYCB 2006 Stock Incentive Plan.

VOTING INSTRUCTION FORM

I, the undersigned, understand that the Stock Plan Trustees are the holders of record and custodians of all shares of New York Community Bancorp, Inc. (the "Company") common stock credited to my accounts under the Stock Plans in which I am a participant. Further, I understand that my voting instructions are solicited on behalf of the Company's Board of Directors for the Annual Meeting of Shareholders to be held on June 3, 2010 or at any adjournments thereof.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1 AND 2.

I hereby instruct the Stock Plan Trustees to vote all shares credited to me as follows:

1. The election as directors of all nominees listed (except as marked to the contrary).

   Nominees: **Donald M. Blake, Michael J. Levine, The Honorable Guy V. Molinari and John M. Tsimbinos**

   FOR ________ VOTE WITHHELD ________________

   INSTRUCTION: To withhold your vote for any individual nominee, write that nominee's name on this line: ________________

2. The ratification of the appointment of KPMG LLP as the independent registered public accounting firm of New York Community Bancorp, Inc. for the fiscal year ending December 31, 2010.

   FOR ________ AGAINST ________________ ABSTAIN ________________

The Trustees are hereby authorized to vote any shares attributable to me in their capacities as indicated.

________________________________ ________________________________

Print your name on this line Your signature

____

Date

Please date, sign, and return this form in the envelope provided **by no later than Thursday, May 13, 2010,** to the NYCB Benefits Unit, New York Community Bancorp, Inc.,1601 Veterans Memorial Highway, Ste 205, Islandia, NY 11749.


NEW YORK COMMUNITY
BANCORP, INC.

2009 Annual Report to Shareholders

RECONCILIATIONS OF GAAP AND OPERATING EARNINGS AND CERTAIN RELATED GAAP AND NON-GAAP MEASURES

While neither operating earnings, diluted operating earnings per share, nor the operating efficiency ratio are calculated in accordance with U.S. generally accepted accounting principles ("GAAP"), we believe that each of these non-GAAP measures of performance are important indications of our ability to generate earnings through our fundamental banking business. Since our operating earnings, diluted operating earnings per share, and operating efficiency ratio exclude the effects of certain gains and/or losses that are unusual and/or difficult to predict, we believe that these non-GAAP measures provide useful supplemental information to both management and investors in evaluating our financial results.

For the twelve months ended December 31, 2009 and 2008, we calculated our operating earnings, diluted operating earnings per share, and operating efficiency ratio by (1) subtracting certain gains from non-interest income and non-interest expense; (2) subtracting certain losses and charges from non-interest expense; (3) adding back certain losses and charges to non-interest income; and/or (4) adding back certain charges to net interest income. The specific items that were subtracted or added back in calculating our operating earnings, diluted operating earnings per share, and operating efficiency ratio are noted in the table below.

Operating earnings should not be considered in isolation or as a substitute for net income, cash flows from operating activities, or other income or cash flow statement data calculated in accordance with GAAP. Moreover, the manner in which we calculate our operating earnings and the related measures may differ from that of other companies reporting measures with similar names.

Reconciliations of our GAAP and operating earnings and the related GAAP and non-GAAP measures for the twelve months ended December 31, 2009 and 2008 follow:

	For the Twelve Months Ended					
	December 31, 2009			December 31, 2008		
(dollars in thousands, except per share data)	Earnings	Diluted EPS	Efficiency Ratio	Earnings	Diluted EPS	Efficiency Ratio
GAAP Earnings and Related Measures	$ 398,646	$1.13	36.13 %	$ 77,884	$ 0.23	46.43 %
Adjustments:						
Gain on AmTrust transaction	(139,607)	(0.40)	5.43	--	--	--
Loss on other-than-temporary impairment of securities	96,533	0.27	(3.94)	104,317	0.31	(5.49)
Gain on debt repurchases	(10,054)	(0.03)	0.38	(16,962)	(0.05)	0.80
Acquisition-related costs	7,530	0.02	(0.49)			
Gain on termination of servicing hedge	(3,078)	(0.09)	0.12	--	--	--
FDIC special assessment	14,753	0.04	(1.47)	--	--	--
Resolution of tax audits	(14,337)	(0.04)	--	--	--	--
Debt repositioning charge	--	--	--	325,016	0.97	(2.52)
Litigation settlement charge	--	--	--	3,365	0.01	(0.40)
Visa-related gain	--	--	--	(1,647)	--	0.07
Income tax effect	14,264	0.13	--	(169,467)	(0.51)	--
Operating Earnings and Related Measures	$ 364,650	$1.03	36.16 %	$ 322,506	$ 0.96	38.89 %

CORPORATE DIRECTORY

NEW YORK COMMUNITY BANCORP, INC.

BOARD OF DIRECTORS[1]

Joseph R. Ficalora[2]
Chairman, President, and Chief Executive Officer

Donald M. Blake
President and Chief Executive Officer
Joseph J. Blake and Associates, Inc.

Dominick Ciampa
Principal and Partner
Ciampa Organization

Maureen E. Clancy
Chief Financial Officer and Owner
Clancy & Clancy Brokerage Ltd.

Hanif "Wally" Dahya
Chief Executive Officer
The Y Company LLC

Robert S. Farrell[3]
President
H. S. Farrell, Inc.

William C. Frederick, M.D.[3]
Surgeon (retired)
St. Vincent's Hospital

Max L. Kupferberg
Chairman of the Board of Directors
Kepco, Inc.

Michael J. Levine
Principal, Norse Realty Group, Inc. & Affiliates;
Partner, Levine & Schmutter, CPAs

Hon. Guy V. Molinari[3]
Richmond Borough President (retired);
Former U.S. Congressman and New York State Assemblyman;
Managing Partner, The Molinari Group;
Of Counsel, Russo Scamardella & D'Amato

James J. O'Donovan
Senior Executive Vice President and Chief Lending Officer (retired)
New York Community Bank

John M. Tsimbinos[4]
Former Chairman and Chief Executive Officer
TR Financial Corp. and Roosevelt Savings Bank

Spiros J. Voutsinas
President and Chief Executive Officer
Atlantic Bank Division
New York Commercial Bank

Robert Wann
Senior Executive Vice President and Chief Operating Officer

(1) Directors of New York Community Bancorp, Inc. also serve as directors of New York Community Bank and New York Commercial Bank.
(2) Mr. Ficalora serves on each of our Divisional Boards.
(3) Mr. Farrell, Dr. Frederick, and Mr. Molinari also serve on the Richmond County Savings Bank Divisional Board.
(4) Mr. Tsimbinos also serves on the Atlantic Bank Divisional Board.

EXECUTIVE OFFICERS

Joseph R. Ficalora
Chairman, President, and Chief Executive Officer

Robert Wann
Senior Executive Vice President and Chief Operating Officer

Thomas R. Cangemi
Senior Executive Vice President and Chief Financial Officer

James J. Carpenter
Senior Executive Vice President and Chief Lending Officer

EXECUTIVE VICE PRESIDENTS

Ilene A. Angarola
Director, Investor Relations and Corporate Communications

Robert D. Brown
Chief Information Officer

William P. DiSalvatore
Director, Equity Recovery Group

Frank J. Esposito
Director, Loan Administration

Andrew Kaplan
Director, Financial Solutions Group, and President, CFS Investments, Inc.

Lloyd B. Levy
Chief Auditor

Anthony M. Lewis
Director, Regulatory Oversight and Asset Review Group

John J. Pinto
Chief Accounting Officer

R. Patrick Quinn, Esq.
Corporate Secretary and Chief Corporate Governance Officer

Louis Riccio
Director, Branch Administration

Bernard A. Terlizzi
Director, Human Resources

Robert J. Tolomer
Director, Enterprise Risk and Sarbanes-Oxley Management

Barbara Tosi-Renna
Director, Retail Operations

AFFILIATE OFFICERS

NEW YORK COMMERCIAL BANK

Spiros J. Voutsinas
President and Chief Executive Officer
Atlantic Bank Division

Dennis D. Jurs
Executive Vice President and Chief Lending Officer

Kenneth M. Scheriff
Executive Vice President and Regional Manager, Commercial Lending

STANDARD FUNDING CORP.

Angelo J. Mangia
President and Chief Executive Officer

NEW YORK COMMUNITY BANK

NYCB MORTGAGE CORPORATION, LLC

Jon K. Baymiller
President and Chief Executive Officer

PETER B. CANNELL & CO., INC.

Joseph B. Werner
Chairman, President, and Chief Executive Officer

DIVISIONAL BANK DIRECTORS

QUEENS COUNTY SAVINGS BANK

Joseph R. Ficalora
President

Msgr. Thomas J. Hartman
President Emeritus, Radio and Television for the Diocese of Rockville Centre;
Founder, The Thomas Hartman Foundation for Parkinson's Research, Inc.

Hon. Claire Shulman
Queens Borough President (retired);
President and Chief Executive Officer
Flushing-Willets Point-Corona LDC

RICHMOND COUNTY SAVINGS BANK

Michael F. Manzulli
Chairman;
Former Chairman and Chief Executive Officer
Richmond County Bancorp, Inc. and Richmond County Savings Bank

Godfrey H. Carstens, Jr.
President
Carstens Electrical Supply

James L. Kelley, Esq.
Partner
Lahr, Dillon, Manzulli, Kelley & Penett, P.C.

THE ROSLYN SAVINGS BANK

John R. Bransfield, Jr.
President;
Former Vice Chairman
Roslyn Bancorp, Inc.

Thomas J. Calabrese, Jr.
Vice President, Operations
Daniel Gale Agency

ATLANTIC BANK

Spiros J. Voutsinas
President and Chief Executive Officer

Nicolas Bornozis
President
Capital Link, Inc.

John Catsimatidis
Chairman and Chief Executive Officer
Red Apple Group

Andre Gregory
President
Sete Consultants & Services, Inc.

Andrew J. Jacovides
Former Ambassador, Cyprus

Savas Konstantinides
President and Chief Executive Officer
Omega Brokerage

Spiros Milonas
President
Ionian Management, Inc.

Mitchell Rutter
President
Essex Capital Partners

OHIO SAVINGS BANK

Ronald A. Rosenfeld
Chairman;
Chairman (retired)
Federal Housing Finance Board

Leslie D. Dunn
Independent Director
Federal Home Loan Bank of Cincinnati

Robert P. Duvin
Partner
Littler Mendelson, P.C.

Keith V. Mabee
Vice Chairman
Dix & Eaton

Rev. Robert L. Niehoff, S.J.
President
John Carroll University

Designed by Curran & Connors, Inc. / www.curran-connors.com

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

Annual Report Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

For the fiscal year ended: December 31, 2009

Commission File Number 1-31565

NEW YORK COMMUNITY BANCORP, INC.
(Exact name of registrant as specified in its charter)

Delaware
(State or other jurisdiction of incorporation or organization)

06-1377322
(I.R.S. Employer Identification No.)

615 Merrick Avenue, Westbury, New York 11590
(Address of principal executive offices) (Zip code)

(Registrant's telephone number, including area code) (516) 683-4100

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $0.01 par value
and
Bifurcated Option Note Unit SecuritiES[SM]
(Title of Class)

New York Stock Exchange
(Name of exchange on which registered)

Haven Capital Trust II 10.25% Capital Securities
(Title of Class)

The NASDAQ Stock Market, LLC
(Name of exchange on which registered)

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (Section 229.405 of this chapter) is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "accelerated filer," "large accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. Large Accelerated Filer ☒ Accelerated Filer ☐ Non-Accelerated Filer ☐ Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes☐ No ☒

As of June 30, 2009, the aggregate market value of the shares of common stock outstanding of the registrant was $3.52 billion, excluding 15,846,674 shares held by all directors and executive officers of the registrant. This figure is based on the closing price of the registrant's common stock on June 30, 2009, $10.69, as reported by the New York Stock Exchange.

The number of shares of the registrant's common stock outstanding as of February 23, 2010 was 433,222,466 shares.

Documents Incorporated by Reference

Portions of the definitive Proxy Statement for the Annual Meeting of Shareholders to be held on June 3, 2010 are incorporated by reference into Part III.

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CROSS REFERENCE INDEX

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For the purpose of this Annual Report on Form 10-K, the words "we," "us," "our," and the "Company" are used to refer to New York Community Bancorp, Inc. and our consolidated subsidiaries, including New York Community Bank and New York Commercial Bank (the "Community Bank" and the "Commercial Bank," respectively, and collectively, the "Banks.")

FORWARD-LOOKING STATEMENTS AND ASSOCIATED RISK FACTORS

This report, like many written and oral communications presented by New York Community Bancorp, Inc. and our authorized officers, may contain certain forward-looking statements regarding our prospective performance and strategies within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995, and are including this statement for purposes of said safe harbor provisions.

Forward-looking statements, which are based on certain assumptions and describe future plans, strategies, and expectations of the Company, are generally identified by use of the words "anticipate," "believe," "estimate," "expect," "intend," "plan," "project," "seek," "strive," "try," or future or conditional verbs such as "will," "would," "should," "could," "may," or similar expressions. Our ability to predict results or the actual effects of our plans or strategies is inherently uncertain. Accordingly, actual results may differ materially from anticipated results.

There are a number of factors, many of which are beyond our control, that could cause actual conditions, events, or results to differ significantly from those described in our forward-looking statements. These factors include, but are not limited to:

- general economic conditions, either nationally or in some or all of the areas in which we and our customers conduct our respective businesses;
- conditions in the securities markets and real estate markets or the banking industry;
- changes in interest rates, which may affect our net income, prepayment penalty income, and other future cash flows, or the market value of our assets, including our investment securities;
- changes in deposit flows and wholesale borrowing facilities;
- changes in the demand for deposit, loan, and investment products and other financial services in the markets we serve;
- changes in our credit ratings or in our ability to access the capital markets;
- changes in our customer base or in the financial or operating performances of our customers' businesses;
- changes in real estate values, which could impact the quality of the assets securing the loans in our portfolio;
- changes in the quality or composition of our loan or securities portfolios;
- changes in competitive pressures among financial institutions or from non-financial institutions;
- the ability to successfully integrate any assets, liabilities, customers, systems, and management personnel, including those of AmTrust Bank and any other banks we may acquire, into our operations, and our ability to realize related revenue synergies and cost savings within expected time frames;
- our use of derivatives to mitigate our interest rate exposure;
- our ability to retain key members of management;
- our timely development of new lines of business and competitive products or services in a changing environment, and the acceptance of such products or services by our customers;
- any interruption or breach of security resulting in failures or disruptions in customer account management, general ledger, deposit, loan or other systems;
- any breach in performance by the Community Bank under our loss sharing agreements with the FDIC;
- any interruption in customer service due to circumstances beyond our control;
- potential exposure to unknown or contingent liabilities of companies we have acquired or target for acquisition;
- the outcome of pending or threatened litigation, or of other matters before regulatory agencies, whether currently existing or commencing in the future;
- environmental conditions that exist or may exist on properties owned by, leased by or mortgaged to the Company;
- operational issues stemming from, and/or capital spending necessitated by, the potential need to adapt to industry changes in information technology systems, on which we are highly dependent;

- changes in our estimates of future reserves based upon the periodic review thereof under relevant regulatory and accounting requirements;
- changes in our capital management policies, including those regarding business combinations, dividends, and share repurchases, among others;
- changes in legislation, regulation, policies, or administrative practices, whether by judicial, governmental, or legislative action, including, but not limited to, those pertaining to banking, securities, taxation, rent regulation and housing, environmental protection, and insurance; and the ability to comply with such changes in a timely manner;
- additional FDIC special assessments or required assessment prepayments;
- changes in accounting principles, policies, practices or guidelines;
- the ability to keep pace with, and implement on a timely basis, technological changes;
- changes in the monetary and fiscal policies of the U.S. Government, including policies of the U.S. Department of the Treasury and the Board of Governors of the Federal Reserve System;
- war or terrorist activities; and
- other economic, competitive, governmental, regulatory and geopolitical factors affecting our operations, pricing and services.

It should be noted that we routinely evaluate opportunities to expand through acquisitions and frequently conduct due diligence activities in connection with such opportunities. As a result, acquisition discussions and, in some cases, negotiations, may take place at any time, and acquisitions involving cash or our debt or equity securities may occur.

Additionally, the timing and occurrence or non-occurrence of events may be subject to circumstances beyond our control.

Please see Item 1A, "Risk Factors," for a further discussion of factors that could affect the actual outcome of future events.

Readers are cautioned not to place undue reliance on the forward-looking statements contained herein, which speak only as of the date of this report. Except as required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

GLOSSARY

BARGAIN PURCHASE GAIN

A bargain purchase gain exists when the fair value of the assets acquired in a business combination exceeds the fair value of the assumed liabilities. Assets acquired in an FDIC-assisted transaction may include cash payments received from the FDIC.

BASIS POINT

Throughout this filing, the year-over-year or linked-quarter changes that occur in certain financial measures are reported in terms of basis points. Each basis point is equal to one hundredth of a percentage point, or 0.01%.

BOOK VALUE PER SHARE

As we define it, book value per share refers to the amount of stockholders' equity attributable to each outstanding share of common stock, after the unallocated shares held by our Employee Stock Ownership Plan ("ESOP") have been subtracted from the total number of shares outstanding. Book value per share is determined by dividing total stockholders' equity at the end of a period by the adjusted number of shares at the same date. The following table indicates the number of shares outstanding both before and after the total number of unallocated ESOP shares have been subtracted at December 31,

	2009	2008	2007	2006	2005
Shares outstanding	433,197,332	344,985,111	323,812,639	295,350,936	269,776,791
Less: Unallocated ESOP shares	(299,248)	(631,303)	(977,800)	(1,460,564)	(2,182,398)
Shares used for book value per share computation	432,898,084	344,353,808	322,834,839	293,890,372	267,594,393

BROKERED DEPOSITS

Refers to funds obtained, directly or indirectly, by or through deposit brokers that are then deposited into one or more deposit accounts at a bank.

CHARGE-OFF

Refers to the amount of a loan balance that has been written off against the allowance for loan losses.

CORE DEPOSIT INTANGIBLE ("CDI")

Refers to the intangible asset related to the value of core deposit accounts acquired in a business combination.

CORE DEPOSITS

All deposits other than certificates of deposit (i.e., NOW and money market accounts, savings accounts, and non-interest-bearing deposits) are collectively referred to as core deposits.

COST OF FUNDS

The interest expense associated with interest-bearing liabilities, typically expressed as a ratio of interest expense to the average balance of interest-bearing liabilities for a given period.

COVERED LOANS

On December 4, 2009, we acquired certain assets and assumed certain liabilities of AmTrust Bank ("AmTrust") in an FDIC-assisted transaction (the "AmTrust acquisition"). The loans we acquired in the AmTrust acquisition are referred to as covered loans because they are "covered" by loss sharing agreements with the FDIC. Please see the definition of "Loss Sharing Agreements" that appears on the following page.

DIVIDEND PAYOUT RATIO

The percentage of our earnings that is paid out to shareholders in the form of dividends. It is determined by dividing the dividend paid per share during a period by our diluted earnings per share during the same period of time.

DIVIDEND YIELD

Refers to the yield generated on a shareholder's investment in the form of dividends. The current dividend yield is calculated by annualizing the current quarterly cash dividend and dividing that amount by the current stock price.

EFFICIENCY RATIO

Measures total operating expenses as a percentage of the sum of net interest income and non-interest income.

GAAP

This abbreviation is used to refer to U.S. generally accepted accounting principles, on the basis of which financial statements are prepared and presented.

GOODWILL

Refers to the difference between the purchase price and the fair value of an acquired company's assets, net of the liabilities assumed. Goodwill is reflected as an asset on the balance sheet and is tested at least annually for impairment.

GOVERNMENT-SPONSORED ENTERPRISES ("GSEs")

Refers to a group of financial services corporations that were created by the United States Congress to enhance the availability, and reduce the cost, of credit to certain targeted borrowing sectors, including home finance. The GSEs include, but are not limited to, the Federal National Mortgage Association ("Fannie Mae"), the Federal Home Loan Mortgage Corporation ("Freddie Mac"), and the Federal Home Loan Bank.

GSE OBLIGATIONS

Refers to GSE mortgage-related securities (both certificates and collateralized mortgage obligations) and GSE debentures.

INTEREST RATE SENSITIVITY

Refers to the likelihood that the interest earned on assets and the interest paid on liabilities will change as a result of fluctuations in market interest rates.

INTEREST RATE SPREAD

The difference between the yield earned on average interest-earning assets and the cost of average interest-bearing liabilities.

LOAN-TO-VALUE RATIO

Measures the current balance of a loan as a percentage of the original appraised value of the underlying property.

LOSS SHARING AGREEMENTS

Refers to agreements we entered into with the FDIC in connection with our acquisition of certain loans of AmTrust on December 4, 2009. The agreements call for the FDIC to reimburse us for 80% of losses (and share in 80% of any recoveries) up to $907.0 million and to reimburse us for 95% of any losses (and share in 95% of any recoveries) beyond that amount with respect to the acquired loans. All of the loans acquired in the AmTrust acquisition are subject to these agreements and are referred to in this document as "covered loans."

MULTI-FAMILY LOAN

A mortgage loan secured by a rental or cooperative apartment building with more than four units.

NET INTEREST INCOME

The difference between the interest and dividends earned on interest-earning assets and the interest paid or payable on interest-bearing liabilities.

NET INTEREST MARGIN

Measures net interest income as a percentage of average interest-earning assets.

NON-ACCRUAL LOAN

A loan generally is classified as a "non-accrual" loan when it is over 90 days past due. When a loan is placed on non-accrual status, we cease the accrual of interest owed, and previously accrued interest is reversed and charged against interest income. A loan generally is returned to accrual status when the loan is less than 90 days past due and we have reasonable assurance that the loan will be fully collectible.

NON-COVERED LOANS

Refers to all of the loans in our loan portfolio that are not covered by our loss sharing agreements with the FDIC.

NON-PERFORMING ASSETS

Consists of non-accrual loans, loans over 90 days past due and still accruing interest, and other real estate owned.

RENT-CONTROL/RENT-STABILIZATION

In New York City, where the vast majority of the properties securing our multi-family loans are located, the amount of rent that tenants may be charged on the apartments in certain buildings is restricted under certain "rent-control" or "rent-stabilization" laws. Rent-control laws apply to apartments in buildings that were constructed prior to February 1947. An apartment is said to be "rent-controlled" if the tenant has been living continuously in the apartment for a period of time beginning prior to July 1971. When a rent-controlled apartment is vacated, it typically becomes "rent-stabilized." Rent-stabilized apartments are generally located in buildings with six or more units that were built between February 1947 and January 1974. Rent-controlled and -stabilized apartments tend to be more affordable to live in because of the applicable regulations, and buildings with a preponderance of such rent-regulated apartments are therefore less likely to experience vacancies in times of economic adversity.

REPURCHASE AGREEMENTS

Repurchase agreements are contracts for the sale of securities owned or borrowed by the Banks with an agreement to repurchase those securities at an agreed-upon price and date. The Banks' repurchase agreements are primarily collateralized by GSE obligations and other mortgage-related securities, and are entered into with either the Federal Home Loan Bank (the "FHLB") or various brokerage firms.

RETURN ON AVERAGE ASSETS

A measure of profitability determined by dividing net income by average assets.

RETURN ON AVERAGE STOCKHOLDERS' EQUITY

A measure of profitability determined by dividing net income by average stockholders' equity.

WHOLESALE BORROWINGS

Refers to advances drawn by the Banks against their respective lines of credit with the FHLB, their repurchase agreements with the FHLB and various brokerage firms, and federal funds purchased.

YIELD

The interest income associated with interest-earning assets, typically expressed as a ratio of interest income to the average balance of interest-earning assets for a given period.

YIELD CURVE

Considered a key economic indicator, the yield curve is a graph that illustrates the difference between long-term and short-term interest rates over a period of time. The greater the difference, the steeper the yield curve; the lesser the difference, the flatter the yield curve. When short-term interest rates exceed long-term interest rates, the result is an "inverted" yield curve.

PART I

ITEM 1. BUSINESS

General

With total assets of $42.2 billion at December 31, 2009, we are the 22nd largest publicly traded bank holding company in the nation, and operate the nation's second largest public thrift. Reflecting our growth through nine business combinations in the last decade, we currently have 276 branch offices, including 210 in Metro New York and New Jersey, and 66 in Florida, Ohio, and Arizona that were acquired in connection with our FDIC-assisted acquisition of certain assets and assumption of certain liabilities of AmTrust Bank (the "AmTrust acquisition") on December 4, 2009.

We are organized under Delaware Law as a multi-bank holding company and have two primary subsidiaries: New York Community Bank and New York Commercial Bank (hereinafter referred to as the "Community Bank" and the "Commercial Bank," respectively, and collectively as the "Banks").

Established in 1859, the Community Bank is a New York State-chartered savings bank with 241 locations that currently operate through seven divisional banks.

In New York, we serve our customers through Roslyn Savings Bank, with 56 locations on Long Island, a suburban market east of New York City comprised of Nassau and Suffolk counties; Queens County Savings Bank, with 33 locations in the New York City borough of Queens; Richmond County Savings Bank, with 22 locations in the borough of Staten Island; and Roosevelt Savings Bank, with eight branches in the borough of Brooklyn. In the Bronx and neighboring Westchester County, we currently have four branches that operate directly under the name "New York Community Bank."

In New Jersey, we serve our Community Bank customers through 52 locations that operate under the name Garden State Community Bank.

In Florida and Arizona, where we have 25 and 12 branches, respectively, we serve our customers through the new AmTrust Bank division of the Community Bank. In Ohio, we serve our customers through 29 branches of our new Ohio Savings Bank division, which was the name of AmTrust in Ohio for the first 118 of its 120 years.

We compete for depositors in these diverse markets by emphasizing service and convenience, and by offering a comprehensive menu of traditional and non-traditional products and services. Of our 241 Community Bank branches, 223 feature weekend hours, including 61 that are open seven days a week. Of these, 44 are in-store branches that are located in supermarkets or drugstores in New York and New Jersey. The Community Bank also offers 24-hour banking online and by phone.

In addition, we are a leading producer of multi-family loans in New York City with an emphasis on non-luxury apartment buildings that feature below-market rents. In addition to multi-family loans, we originate commercial real estate loans, primarily in Metro New York and New Jersey, and, to a lesser extent, acquisition, development, and construction loans, and commercial and industrial loans. We also originate one- to four-family loans for sale. Such loans are either originated on a pass-through basis and sold to a third-party conduit shortly after closing, or are originated for sale by AmTrust's mortgage banking unit to the Federal National Mortgage Association ("Fannie Mae") or the Federal Home Loan Mortgage Corporation ("Freddie Mac"). Although the majority of the loans we produce for portfolio are secured by properties or businesses in Metro New York and New Jersey, the one- to four-family loans we originate on a pass-through basis are made to borrowers throughout our extended market and the one- to four-family loans we originate for sale to Fannie Mae or Freddie Mac are originated nationwide.

The Commercial Bank is a New York State-chartered commercial bank and was established in connection with our acquisition of Long Island Financial Corp. ("Long Island Financial") on December 30, 2005. Reflecting that acquisition, and our subsequent acquisitions of Atlantic Bank of New York ("Atlantic Bank") and the New York City-based branch network of Doral Bank, FSB ("Doral"), we currently serve our Commercial Bank customers through 35 branches in Manhattan, Queens, Brooklyn, Westchester County, and Long Island, including 18 that operate under the name "Atlantic Bank."

The Commercial Bank competes for customers by emphasizing personal service and by addressing the needs of small and mid-size businesses, professional associations, and government agencies with a comprehensive menu of business solutions, including installment loans, revolving lines of credit, and cash management services. In addition to featuring up to 52.5 hours per week of in-branch service, the Commercial Bank offers 24-hour banking online and by phone.

Customers of the Community Bank and the Commercial Bank also have 24-hour access to their accounts through 260 of our 289 ATM locations.

We also serve our customers through three connected websites: www.myNYCB.com, www.NewYorkCommercialBank.com, and www.NYCBfamily.com. In addition to providing our customers with 24-hour access to their accounts, and information regarding our products and services, hours of service, and locations, these websites provide extensive information about the Company for the investment community. Earnings releases, dividend announcements, and other press releases are posted upon issuance to the Investor Relations portion of our websites. In addition, our filings with the U.S. Securities and Exchange Commission (the "SEC") (including our annual report on Form 10-K; our quarterly reports on Form 10-Q; and our current reports on Form 8-K), and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, are available without charge, typically within minutes of being filed. The websites also provide information regarding our Board of Directors and management team and the number of Company shares held by these insiders, as well as certain Board Committee charters and our corporate governance policies. The content of our websites shall not be deemed to be incorporated by reference into this Annual Report.

Overview

Loan Production: Loans are our principal asset and represented $28.4 billion, or 67.4%, of total assets at December 31, 2009. Our portfolio largely consists of loans secured by non-luxury multi-family buildings in New York City in which the majority of the apartments are rent-controlled or –stabilized. As reported by the Rent Guidelines Board, such rent-regulated apartments represented 43.2% of New York City's housing market as recently as 2008.

For several years, we have complemented our multi-family lending with the production of commercial real estate loans and, to a much lesser extent, acquisition, development, and construction loans, and commercial and industrial loans. While these loans, and our multi-family loans, are originated for portfolio, we have also originated one- to four-family loans on a pass-through basis for sale to a third-party conduit shortly after they close. As a result, our portfolio of one- to four-family loans traditionally consisted of seasoned loans we originated before adopting this conduit practice, as well as loans we acquired in our merger transactions prior to 2009. With the acquisition of AmTrust's mortgage banking unit, our portfolio of one- to four-family loans will now include agency-conforming loans that were originated throughout the nation for sale to Fannie Mae and Freddie Mac.

Covered Loans: In connection with the AmTrust acquisition, we acquired $5.0 billion of one- to four-family and other loans, all of which are covered by loss sharing agreements with the FDIC. To distinguish these "covered loans" from the loans in our portfolio that are not subject to these agreements (and that, for the most part, we ourselves originated), all other loans in our portfolio are referred to as "non-covered loans."

Non-covered Loans: At December 31, 2009, non-covered loans totaled $23.4 billion and represented 82.3% of the total loan portfolio. A discussion of our non-covered loans follows.

Multi-family Loans: Multi-family loans represented $16.7 billion, or 71.6%, of non-covered loans at the end of this December, and represented $1.9 billion, or 45.0%, of the total loans we produced over the course of 2009.

The loans we produce are typically based on the cash flows generated by the buildings, and are generally made to long-term property owners with a history of growing cash flows over time. The property owners typically use the funds we provide to make improvements to the buildings and the apartments within them, thus increasing the value of the buildings and the amount of rent they may charge. As improvements are made, the building's rent roll increases, typically prompting the borrower to seek additional funds by refinancing the loan.

Our typical loan has a term of ten years, with a fixed rate of interest in years one through five and a rate that either adjusts annually or is fixed for the five years that follow. Loans that prepay in the first five years generate prepayment penalties ranging from five percentage points to one percentage point of the then-current loan balance, depending on the remaining term of the loan. If a loan is still outstanding in the sixth year and the borrower selects the fixed rate option, the prepayment penalties typically reset to a range of five points to one point over years six through ten. Reflecting the structure of our multi-family credits, the average multi-family loan had an expected weighted average life of 4.2 years at December 31, 2009.

Commercial Real Estate ("CRE") Loans: At December 31, 2009, CRE loans totaled $5.0 billion and represented 21.3% of our non-covered loan portfolio. Twelve-month originations totaled $673.8 million, representing 15.7% of the total loans we produced over the course of the year.

Our CRE loans are similar in structure to our multi-family credits, and had a weighted average life of 3.9 years at December 31, 2009. In addition, our CRE loans are largely secured by properties in New York City, with Manhattan accounting for the largest share.

Acquisition, Development, and Construction ("ADC") Loans: ADC loans represented $666.4 million, or 2.9%, of total non-covered loans at the end of December, reflecting our decision to largely limit such lending to previously committed advances in the face of declining real estate values and economic uncertainty.

Our ADC loan portfolio largely consists of loans that were originated for land acquisition, development, and construction of multi-family and residential tract projects in New York City and Long Island, and, to a lesser extent, for the construction of owner-occupied one- to four-family homes and commercial properties.

Commercial and Industrial ("C&I") Loans: Included in "other loans" in our Consolidated Statements of Condition, C&I loans represented $653.2 million, or 2.8%, of non-covered loans at December 31, 2009. We offer a broad range of loans to small and mid-size businesses for working capital (including inventory and receivables), business expansion, and the purchase of equipment and machinery.

One- to Four-Family Loans: Non-covered one- to four-family loans totaled $216.1 million at the end of this December, and consisted primarily of loans acquired in our earlier business combinations and seasoned loans we produced prior to adopting our practice of originating one- to four-family loans on a pass-through basis and selling them to the conduit after they close.

Funding Sources: We have four primary funding sources: the deposits we've added through our acquisitions or gathered organically through our branch network, and brokered deposits; wholesale borrowings, primarily in the form of Federal Home Loan Bank ("FHLB") advances and repurchase agreements with the FHLB and various brokerage firms; cash flows produced by the repayment and sale of loans; and cash flows produced by securities repayments and sales.

Primarily reflecting the deposits acquired in the AmTrust acquisition, total deposits rose to $22.3 billion at December 31, 2009. Certificates of deposit ("CDs") represented $9.1 billion, or 40.6%, of the current year-end total, while NOW and money market accounts, savings accounts, and non-interest-bearing accounts totaled $7.7 billion, $3.8 billion, and $1.8 billion, respectively.

Although the AmTrust acquisition added wholesale borrowings of $2.6 billion on December 4th, we utilized a portion of the cash we received in the transaction to reduce the balance of such funding in December 2009. Including wholesale borrowings of $13.1 billion, borrowed funds totaled $14.2 billion and represented 33.6% of total assets at December 31, 2009.

Loan repayments generated $3.3 billion, while securities sales and repayments generated cash flows of $2.7 billion in 2009.

Asset Quality: The recession that began in late 2007 continued to impact borrowers in our region throughout 2009. While home prices started to rise, albeit modestly, in the last quarter, they remained well below 2008 levels for the better part of the year. In addition, unemployment in New York City, Long Island, and New Jersey rose to 10.4%, 7.0%, and 9.8% in 2009 from the respective year-earlier levels of 7.2%, 5.8%, and 6.8%. In addition, office vacancies in Manhattan were 13.1% in December 2009 as compared to 10.2% in December 2008.

Although our net charge-offs rose to $29.9 million in 2009 from $6.2 million in 2008, these amounts represented 0.13% and 0.03% of average loans in the respective years. Similarly, non-performing loans rose $464.4 million year-over-year to $578.1 million, representing 2.04% of total loans at December 31, 2009 as compared to 0.51% at December 31, 2008.

In view of the declining economy and the related rise in non-performing loans and net charge-offs, we increased our loan loss provision to $63.0 million in 2009 from $7.7 million in 2008. Reflecting this provision and the aforementioned net charge-offs, our allowance for loan losses rose $33.1 million year-over-year to $127.5 million, representing 22.05% of non-performing loans and 0.45% of loans, net, at December 31, 2009.

Continued economic weakness, resulting from a further contraction of real estate values and/or an increase in office vacancies, bankruptcies, and unemployment, could result in our experiencing a further increase in charge-offs and/or an increase in our loan loss provisions, either of which could have an adverse impact on our earnings in the period ahead.

Growth through Acquisitions: In 2009, the opportunities for healthier banks to expand by engaging in FDIC-assisted acquisitions were abundant, and we were among the many banks that capitalized on such opportunities.

On December 4, 2009, we acquired certain assets and assumed certain liabilities of AmTrust in an FDIC-assisted acquisition. The AmTrust acquisition provided us with assets of $11.0 billion, including loans of $5.0 billion, all of which are subject to loss sharing agreements; securities of $760.0 million, and cash and cash equivalents of $4.0 billion (including $3.2 billion received from the FDIC); and liabilities of $10.9 billion, including deposits of $8.2 billion and wholesale borrowings of $2.6 billion.

Revenues: Our primary source of income is net interest income, which is the difference between the interest income generated by the loans we produce and the securities we invest in, and the interest expense produced by our interest-bearing deposits and borrowed funds. The level of net interest income we generate is influenced by a variety of factors, some of which are within our control (e.g., our mix of interest-earning assets and interest-bearing liabilities); and some of which are not (e.g., the level of short-term interest rates and market rates of interest, the degree of competition we face for deposits and loans, and the level of prepayment penalty income we receive).

While net interest income is our primary source of income, it is supplemented by the non-interest income we produce. The fee income we generate on deposits and loans and the revenues from our investment in bank-owned life insurance ("BOLI") are complemented by income from a variety of other sources, including revenues from the sale of third-party investment products, the sale of one- to four-family loans to a third-party conduit, and the revenues from our investment advisory firm, Peter B. Cannell & Co., Inc., which had $1.4 billion of assets under management at December 31, 2009.

In December 2009, our non-interest income was supplemented by revenues generated through AmTrust's mortgage banking unit, which engages in the origination of agency-conforming one- to four-family loans for sale to Fannie Mae and Freddie Mac.

Efficiency: The efficiency of our operation has long been a distinguishing characteristic, stemming from our focus on multi-family lending, which is broker-driven, and from the expansion of our franchise through acquisitions rather than de novo growth. Notwithstanding an increase in operating expenses stemming from higher FDIC insurance premiums and the addition of AmTrust's employees and operations, we continued to rank among the most efficient bank holding companies in the nation, with an efficiency ratio of 36.13% in 2009.

Our Market

With the AmTrust acquisition, we expanded the reach of our franchise beyond Metro New York and New Jersey to encompass south Florida, northeast Ohio, and central Arizona. As a result, the combined population of our marketplace grew from 16.4 million residents of New York City, Long Island, and Westchester County in New York, and the seven counties we serve in New Jersey, to 29.6 million, including residents of the 11 counties we added on December 4, 2009.

In addition, our assets grew from $32.5 billion to $42.2 billion from the end of 2008 to the end of 2009. As a result, we now are the 22nd largest bank holding company in the nation and operate the nation's second largest public thrift.

With deposits of $22.3 billion at year-end 2009, we ranked tenth among all bank and thrift depositories in the 26 counties that now comprise our market, and ranked first or second among all thrift depositories in Queens, Staten Island, and Nassau Counties in New York; Essex County in New Jersey; Broward and Palm Beach Counties in Florida; Cuyahoga County in Ohio; and Maricopa County in Arizona. (Market share information was provided by SNL Financial.)

With more than 400 banks and thrifts currently serving our expanded market, we face a significant level of competition for deposits and, to a lesser extent, for loans. We not only vie for business with the many banks and thrifts within our local markets, but also with credit unions, Internet banks, and brokerage firms. Many of the institutions we compete with have greater financial resources than we do, and serve a far broader market, which enables them to promote their products more extensively than we can.

Furthermore, our success is substantially tied to the economic health of the cities and suburban areas where our branches are located, and in the areas where we lend. Local economic conditions have a significant impact on loan demand, the value of the collateral securing our credits, and the ability of our borrowers to repay their loans. In addition, our ability to attract and retain deposits is not only a function of short-term interest rates and industry consolidation, but also the competitiveness of the rates being offered by other financial institutions within our marketplace.

Competition for Deposits

Competition for deposits is influenced by several factors, including the opportunity to acquire deposits through business combinations; the cash flows produced through loan and securities repayments and sales; and the availability of attractively priced wholesale funds. In addition, the degree to which we compete for deposits is influenced by the liquidity needed to fund our loan production and other outstanding commitments, and by the interest rates on the products offered by the banks and thrifts with which we compete.

In 2009, our ability to compete for deposits was significantly enhanced by the AmTrust acquisition, which added 66 branches to our Community Bank franchise in south Florida, northeast Ohio, and central Arizona, bringing our total number of Community Bank branches to 241. We also enhanced our liquidity with the addition of AmTrust's deposits and the infusion of $4.0 billion in cash and cash equivalents. Among our goals in 2010 is bringing back the customers who had transferred their funds from AmTrust to other institutions in the year preceding the acquisition, and thus restoring our deposits in Florida, Ohio, and Arizona to previous levels.

We vie for deposits and customers by placing an emphasis on convenience and service. In addition to our 241 Community Bank branches and 35 Commercial Bank branches, we have 289 ATM locations, including 260 that operate 24 hours a day. Our customers also have 24-hour access to their accounts through our bank-by-phone service and online through our three websites, www.myNYCB.com, www.NewYorkCommercialBank.com, and www.NYCBfamily.com.

In addition to 190 traditional "brick & mortar" branches in New York, New Jersey, Florida, Ohio, and Arizona, our Community Bank currently has 44 branches in Metro New York and New Jersey that are located in-store. Our in-store branch network ranks among the largest in-store franchises in this region, and is also one of the largest in the Northeast. Because of the proximity of these branches to our traditional locations, our customers in New York and New Jersey have the option of doing their banking seven days a week in many of the communities we serve. This service model is a key component of our efforts to attract and maintain deposits in a highly competitive marketplace.

We also compete by complementing our broad selection of traditional banking products with an extensive menu of alternative financial services, including insurance, annuities, and mutual funds of various third-party service providers. Furthermore, our practice of originating loans in our branches through a third-party conduit enables us to offer our customers a variety of one- to four-family mortgage loans. This service is already available in the 66 branches we acquired in the AmTrust acquisition, as it has been in our New York and New Jersey branches for nearly ten years.

In addition to checking and savings accounts, Individual Retirement Accounts, and CDs for both businesses and consumers, the Commercial Bank offers a variety of cash management products to address the needs of small and mid-size businesses, municipal and county governments, school districts, and professional associations.

Another competitive advantage is our strong community presence, with April 14, 2009 having marked the 150th anniversary of our forebear, Queens County Savings Bank. We capitalized on this occasion to promote awareness of our institution, and to attract deposits from customers seeking a strong, stable, and service-oriented bank.

Competition for Loans

We are a leading producer of multi-family loans in New York City, and compete for such loans both on the basis of timely service and the expertise that stems from being a specialist in our field. The majority of our multi-family loans are secured by non-luxury buildings with a preponderance of rent-regulated apartments, a niche that we have focused on for more than 30 years.

Although multi-family lending remains our primary focus, we also originate CRE, ADC, and C&I loans for our portfolio, and one- to four-family loans for sale.

While our ability to compete for multi-family loans was enhanced in 2008 by the conservatorship of Fannie Mae and Freddie Mac and the demise or acquisition of certain investment banks and savings institutions, a number of new competitors entered this market, and the government-sponsored enterprises ("GSEs") recommenced such lending, in 2009. In general, the GSEs have been offering rates that are lower than those we offer, and we have been willing to pass on making a loan rather than lend imprudently. Nonetheless, certain other competitors have shifted their focus away from multi-family and CRE lending, countering some of the impact of new competitors and the return of Fannie Mae and Freddie Mac.

While we anticipate that competition for multi-family loans will continue in the future, the volume of loans produced in 2009 is indicative of our continued ability to compete for such loans. That said, no assurances can be made that we will be able to sustain or increase our level of multi-family loan production, given the extent to which it is influenced not only by competition, but also by such factors as the level of market interest rates, the availability and cost of funding, real estate values, market conditions, and the state of the economy.

Our ability to originate CRE loans was also enhanced in 2008 by the exit of the conduit lenders and other institutions, a factor that contributed to the growth of our portfolio in 2009. In view of the economic weakness in our local markets, fewer banks chose to compete for CRE credits, and we also reduced our production levels over the course of the year. Our ability to compete for CRE loans on a go-forward basis depends on the same factors that impact our ability to compete for multi-family credits, and on the degree to which other CRE lenders choose to step up their loan production once the local market improves.

Since the second half of 2007, we have been largely limiting our ADC lending to previously committed advances; in addition, we have generally been limiting our production of C&I loans.

With our acquisition of AmTrust in December, we assumed the operation of its mortgage banking unit, which competed for one- to four-family loans with other mortgage banks throughout the United States. We have continued the origination of agency-conforming one- to four-family loans for sale to the GSEs, and expect that this service will continue to be competitive with that of other mortgage banks.

Environmental Issues

We encounter certain environmental risks in our lending activities. The existence of hazardous materials may make it unattractive for a lender to foreclose on the properties securing its loans. In addition, under certain conditions, lenders may become liable for the costs of cleaning up hazardous materials found on such properties. We attempt to mitigate such environmental risks by requiring either that a borrower purchase environmental insurance or that an appropriate environmental site assessment be completed as part of our underwriting review on the initial granting of CRE and ADC loans, regardless of location, and of all out-of-state multi-family loans. In addition, we order an updated environmental analysis prior to foreclosing on a property, and typically maintain ownership of real estate we acquire through foreclosure in separately incorporated subsidiaries.

Our attention to environmental risks also applies to the properties and facilities that house our bank operations. Prior to acquiring a large-scale property, a Phase 1 Environmental Property Assessment is typically performed by a licensed professional engineer to determine the integrity of, and/or the potential risk associated with, the facility and the property on which it is built. Properties and facilities of a smaller scale are evaluated by qualified in-house assessors, as well as by industry experts in environmental testing and remediation. This two-pronged approach identifies potential risks associated with asbestos-containing material, above and underground storage tanks, radon, electrical transformers (which may contain PCBs), ground water flow, storm and sanitary discharge, and mold, among other environmental risks. These processes assist us in mitigating environmental risk by enabling us to identify potential issues prior to, and following, our acquisition of bank properties.

Subsidiary Activities

The Community Bank has formed, or acquired through merger transactions, 39 active subsidiary corporations. Of these, 19 are direct subsidiaries of the Community Bank and 20 are subsidiaries of Community Bank-owned entities.

The 19 direct subsidiaries of the Community Bank are:

Name	Jurisdiction of Organization	Purpose
Mt. Sinai Ventures, LLC	Delaware	A joint venture partner in the development, construction, and sale of a 177-unit golf course community in Mt. Sinai, New York, all the units of which were sold by December 31, 2006
NYCB Community Development Corp.	Delaware	Formed to invest in community development activities
Eagle Rock Investment Corp.	New Jersey	Formed to hold and manage investment portfolios for the Company
Pacific Urban Renewal, Inc.	New Jersey	Owns a branch building
Somerset Manor Holding Corp.	New Jersey	Holding company for four subsidiaries that owned and operated two assisted-living facilities in New Jersey in 2005
Synergy Capital Investments, Inc.	New Jersey	Formed to hold and manage investment portfolios for the Company
1400 Corp.	New York	Manages properties acquired by foreclosure while they are being marketed for sale
BSR 1400 Corp.	New York	Organized to own interests in real estate
Bellingham Corp.	New York	Organized to own interests in real estate
Blizzard Realty Corp.	New York	Organized to own interests in real estate
CFS Investments, Inc.	New York	Sells non-deposit investment products
Main Omni Realty Corp.	New York	Organized to own interests in real estate
NYB Realty Holding Company, LLC	New York	Holding company for subsidiaries owning interests in real estate
O.B. Ventures, LLC	New York	A joint venture partner in a 370-unit residential community in Plainview, New York, all the units of which were sold by December 31, 2004
RCBK Mortgage Corp.	New York	Organized to own interests in certain multi-family loans
RCSB Corporation	New York	Owns a branch building, Ferry Development Holding Company, and Woodhaven Investments, Inc.
RSB Agency, Inc.	New York	Sells non-deposit investment products
Richmond Enterprises, Inc.	New York	Holding company for Peter B. Cannell & Co., Inc.
Roslyn National Mortgage Corporation	New York	Formerly operated as a mortgage loan originator and servicer and currently holds an interest in its former office space

The 20 subsidiaries of Community Bank-owned entities are:

Name	Jurisdiction of Organization	Purpose
Grove Street Realty Holding Company, LLC	Connecticut	Organized to own interests in real estate
HS Realty Holding Company, LLC	Connecticut	Organized to own interests in real estate
Columbia Preferred Capital Corporation	Delaware	A real estate investment trust ("REIT") organized for the purpose of investing in mortgage-related assets
Ferry Development Holding Company	Delaware	Formed to hold and manage investment portfolios for the Company
Peter B. Cannell & Co., Inc.	Delaware	Advises high net worth individuals and institutions on the management of their assets
Roslyn Real Estate Asset Corp.	Delaware	A REIT organized for the purpose of investing in mortgage-related assets
Woodhaven Investments, Inc.	Delaware	Holding company for Roslyn Real Estate Asset Corp. and Ironbound Investment Company, Inc.
Ironbound Investment Company, Inc.	New Jersey	A REIT organized for the purpose of investing in mortgage-related assets that also is the principal shareholder of Richmond County Capital Corp.
Somerset Manor North Operating Company, LLC	New Jersey	Established to own or operate assisted-living facilities in New Jersey that were sold in 2005
Somerset Manor North Realty Holding Company, LLC	New Jersey	Established to own or operate assisted-living facilities in New Jersey that were sold in 2005
Somerset Manor South Operating Company, LLC	New Jersey	Established to own or operate assisted-living facilities in New Jersey that were sold in 2005
Somerset Manor South Realty Holding Company, LLC	New Jersey	Established to own or operate assisted-living facilities in New Jersey that were sold in 2005
Trent Court Realty Holding Company, LLC	New Jersey	Organized to own interests in real estate
The Hamlet at Olde Oyster Bay, LLC	New York	Organized as a joint venture, part-owned by O.B. Ventures, LLC
The Hamlet at Willow Creek, LLC	New York	Organized as a joint venture, part-owned by Mt. Sinai Ventures, LLC
Moriches Sunrise Real Estate Holding Company, LLC	New York	Organized to own interests in real estate
Rational Real Estate I, LLC	New York	Organized to own interests in real estate
Rational Real Estate II, LLC	New York	Organized to own interests in real estate
Rational Real Estate III, LLC	New York	Organized to own interests in real estate
Richmond County Capital Corporation	New York	A REIT organized for the purpose of investing in mortgage-related assets that also is the principal shareholder of Columbia Preferred Capital Corp.

In addition, the Community Bank maintains one inactive corporation organized in New York.

The Commercial Bank has six active subsidiary corporations, three of which are subsidiaries of Commercial Bank-owned entities.

The three direct subsidiaries of the Commercial Bank are:

Name	Jurisdiction of Organization	Purpose
Beta Investments, Inc.	Delaware	Holding company for Omega Commercial Mortgage Corp. and Long Island Commercial Capital Corp.
Gramercy Leasing Services, Inc.	New York	Provides equipment lease financing
Standard Funding Corp.	New York	Provides insurance premium financing

The three subsidiaries of Commercial Bank-owned entities are:

Name	Jurisdiction of Organization	Purpose
Standard Funding of California, Inc.	California	Provides insurance premium financing
Omega Commercial Mortgage Corp.	Delaware	A REIT organized for the purpose of investing in mortgage-related assets
Long Island Commercial Capital Corp.	New York	A REIT organized for the purpose of investing in mortgage-related assets

The Company owns nine active special business trusts that were formed for the purpose of issuing capital and common securities and investing the proceeds thereof in the junior subordinated debentures issued by the Company. Please see Note 8 to the Consolidated Financial Statements, "Borrowed Funds," within Item 8, "Financial Statements and Supplementary Data," for a further discussion of the Company's special business trusts.

The Company also has one non-banking subsidiary that was established in connection with the acquisition of Atlantic Bank.

Personnel

At December 31, 2009, the number of full-time equivalent employees was 3,970. Our employees are not represented by a collective bargaining unit, and we consider our relationship with our employees to be good.

Federal, State, and Local Taxation

In estimating income taxes, management assesses the relative merits and risks of the tax treatment of transactions, taking into account statutory, judicial, and regulatory guidance in the context of our tax position. In this process, management also relies on tax opinions, recent audits, and historical experience. Although we use the best available information to record income taxes, underlying estimates and assumptions can change over time as a result of unanticipated events or circumstances such as changes in tax laws and judicial guidance influencing our overall or transaction-specific tax position.

We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and the carryforward of certain tax attributes such as net operating losses. A valuation allowance is maintained for deferred tax assets that we estimate are more likely than not to be unrealizable, based on available evidence at the time the estimate is made. In assessing the need for a valuation allowance, we estimate future taxable income, considering the feasibility of tax planning strategies and the realizability of tax loss carryforwards. Valuation allowances related to deferred tax assets can be affected by changes to tax laws, statutory tax rates, and future taxable income levels. In the event that we were to determine that we would not be able to realize all or a portion of our net deferred tax assets in the future, we would reduce such amounts through a charge to income tax expense in the period in which that determination was made. Conversely, if we were to determine that we would be able to realize our deferred tax assets in the future in excess of the net carrying amounts, we would decrease the recorded valuation allowance through a decrease in income tax expense in the period in which that determination was made. Subsequently recognized tax benefits associated with valuation allowances recorded in a business combination would be recorded as an adjustment to goodwill.

In July 2009, new tax laws were enacted that were effective for the determination of our New York City income tax liability for calendar year 2009. In general, these laws conformed the New York City tax rules to those of New York State. The new tax laws include a provision that requires the inclusion of income earned by a subsidiary taxed as a Real Estate Investment Trust ("REIT") for federal tax purposes, regardless of the location in which the REIT subsidiary conducts its business or the timing of its distribution of earnings. The inclusion of such income is phased in with full inclusion of income starting in 2011. As a result of certain of our earlier business combinations, the Company currently has six REIT subsidiaries.

This new tax law increased our effective tax rate and income tax expense in 2009. Absent any change in the manner in which we conduct our business, current income tax expense is estimated to increase by approximately $1.3 million in 2010, with a larger increase starting in 2011.

Regulation and Supervision

General

The Community Bank is a New York State-chartered savings bank and its deposit accounts are insured under the Deposit Insurance Fund (the "DIF") up to applicable legal limits. The Commercial Bank is a New York State-chartered commercial bank and its deposit accounts also are insured by the DIF up to applicable legal limits. Both the Community Bank and the Commercial Bank are subject to extensive regulation and supervision by the New York State Banking Department (the "Banking Department"), as their chartering agency, and by the Federal Deposit Insurance Corporation (the "FDIC"), as their insurer of deposits. Both institutions must file reports with the Banking Department and the FDIC concerning their activities and financial condition, in addition to obtaining regulatory approvals prior to entering into certain transactions such as mergers with, or acquisitions of, other depository institutions. Furthermore, the Banks are periodically examined by the Banking Department and the FDIC to assess compliance with various regulatory requirements, including safety and soundness considerations. This regulation and supervision establishes a comprehensive framework of activities in which a savings bank and a commercial bank can engage, and is intended primarily for the protection of the insurance fund and depositors. The regulatory structure also gives the regulatory authorities extensive discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss allowances for regulatory purposes. Any change in such regulation, whether by the Banking Department, the FDIC, or through legislation, could have a material adverse impact on the Company, the Community Bank, the Commercial Bank, and their operations, and the Company's shareholders.

The Company is required to file certain reports under, and otherwise comply with, the rules and regulations of the Federal Reserve Board of Governors (the "FRB"), the FDIC, the Banking Department, and the SEC under federal securities laws. In addition, the FRB periodically examines the Company. Certain of the regulatory requirements applicable to the Community Bank, the Commercial Bank, and the Company are referred to below or elsewhere herein. However, such discussion is not meant to be a complete explanation of all laws and regulations and is qualified in its entirety by reference to the actual laws and regulations.

New York Law

The Community Bank and the Commercial Bank derive their lending, investment, and other authority primarily from the applicable provisions of New York State Banking Law and the regulations of the Banking Department, as limited by FDIC regulations. Under these laws and regulations, banks, including the Community Bank and the Commercial Bank, may invest in real estate mortgages, consumer and commercial loans, certain types of debt securities (including certain corporate debt securities, and obligations of federal, state, and local governments and agencies), certain types of corporate equity securities, and certain other assets. The lending powers of New York savings banks and commercial banks are not subject to percentage of assets or capital limitations, although there are limits applicable to loans to individual borrowers.

Under the statutory authority for investing in equity securities, a savings bank may directly invest up to 7.5% of its assets in certain corporate stock, and may also invest up to 7.5% of its assets in certain mutual fund securities. Investment in the stock of a single corporation is limited to the lesser of 2% of the issued and outstanding stock of such corporation or 1% of the savings bank's assets, except as set forth below. Such equity securities must meet certain earnings ratios and other tests of financial performance. Commercial banks may invest in certain equity securities up to 2% of the stock of a single issuer and are subject to a general overall limit of the lesser of 2% of the bank's assets or 20% of capital and surplus.

Pursuant to the "leeway" power, a savings bank may also make investments not otherwise permitted under New York State Banking Law. This power permits a bank to make investments that would otherwise be impermissible. Up to 1% of a bank's assets may be invested in any single such investment, subject to certain restrictions; the aggregate limit for all such investments is 5% of a bank's assets. Additionally, savings banks are authorized to elect to invest under a "prudent person" standard in a wide range of debt and equity securities in lieu of investing in such securities in accordance with, and reliance upon, the specific investment authority set forth in New York State Banking Law. Although the "prudent person" standard may expand a savings bank's authority, in the event that a savings bank elects to utilize the "prudent person" standard, it may be unable to avail itself of the other provisions of New York State Banking Law and regulations which set forth specific investment authority.

New York State savings banks may also invest in subsidiaries under a service corporation power. A savings bank may use this power to invest in corporations that engage in various activities authorized for savings banks, plus any additional activities which may be authorized by the Banking Department. Investment by a savings bank in the stock, capital notes, and debentures of its service corporation is limited to 3% of the savings bank's assets, and such investments, together with the savings bank's loans to its service corporations, may not exceed 10% of the savings bank's assets. Savings banks and commercial banks may invest in operating subsidiaries that engage in activities permissible for the institution directly. Under New York law, the New York State Banking Board has the authority to authorize savings banks to engage in any activity permitted under federal law for federal savings associations and the insurance powers of national banks. Commercial banks may be authorized to engage in any activity permitted under federal law for national banks.

The exercise by an FDIC-insured savings bank or commercial bank of the lending and investment powers under New York State Banking Law is limited by FDIC regulations and other federal laws and regulations. In particular, the applicable provision of New York State Banking Law and regulations governing the investment authority and activities of an FDIC-insured state-chartered savings bank and commercial bank have been effectively limited by the Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA") and the FDIC regulations issued pursuant thereto.

With certain limited exceptions, a New York State-chartered savings bank may not make loans or extend credit for commercial, corporate, or business purposes (including lease financing) to a single borrower, the aggregate amount of which would be in excess of 15% of the bank's net worth or up to 25% for loans secured by collateral having an ascertainable market value at least equal to the excess of such loans over the bank's net worth. A commercial bank is subject to similar limits on all of its loans. The Community Bank and the Commercial Bank currently comply with all applicable loans-to-one-borrower limitations.

Under New York State Banking Law, New York State-chartered stock-form savings banks and commercial banks may declare and pay dividends out of their net profits, unless there is an impairment of capital, but approval of the Superintendent of Banks (the "Superintendent") is required if the total of all dividends declared by the bank in a calendar year would exceed the total of its net profits for that year combined with its retained net profits for the preceding two years less prior dividends paid.

New York State Banking Law gives the Superintendent authority to issue an order to a New York State-chartered banking institution to appear and explain an apparent violation of law, to discontinue unauthorized or unsafe practices, and to keep prescribed books and accounts. Upon a finding by the Banking Department that any director, trustee, or officer of any banking organization has violated any law, or has continued unauthorized or unsafe practices in conducting the business of the banking organization after having been notified by the Superintendent to discontinue such practices, such director, trustee, or officer may be removed from office after notice and an opportunity to be heard. The Superintendent also has authority to appoint a conservator or a receiver for a savings or commercial bank under certain circumstances.

FDIC Regulations

Capital Requirements. The FDIC has adopted risk-based capital guidelines to which the Community Bank and the Commercial Bank are subject. The guidelines establish a systematic analytical framework that makes regulatory capital requirements sensitive to differences in risk profiles among banking organizations. The Community Bank and the Commercial Bank are required to maintain certain levels of regulatory capital in relation to regulatory risk-weighted assets. The ratio of such regulatory capital to regulatory risk-weighted assets is referred to as a "risk-based capital ratio." Risk-based capital ratios are determined by allocating assets and specified off-balance-sheet items to four risk-weighted categories ranging from 0% to 100%, with higher levels of capital being required for the categories perceived as representing greater risk.

These guidelines divide an institution's capital into two tiers. The first tier ("Tier I") includes common equity, retained earnings, certain non-cumulative perpetual preferred stock (excluding auction rate issues) and minority interests in equity accounts of consolidated subsidiaries, less goodwill and other intangible assets (except mortgage servicing rights and purchased credit card relationships subject to certain limitations). Supplementary ("Tier II") capital includes, among other items, cumulative perpetual and long-term limited-life preferred stock, mandatorily convertible securities, certain hybrid capital instruments, term subordinated debt, and the allowance for loan losses, subject to certain limitations, and up to 45% of pre-tax net unrealized gains on equity securities with readily determinable fair market values, less required deductions. Savings banks and commercial banks are required to maintain a total risk-based capital ratio of at least 8%, of which at least 4% must be Tier I capital.

In addition, the FDIC has established regulations prescribing a minimum Tier I leverage capital ratio (the ratio of Tier I capital to adjusted average assets as specified in the regulations). These regulations provide for a minimum Tier I leverage capital ratio of 3% for institutions that meet certain specified criteria, including that they have the highest examination rating and are not experiencing or anticipating significant growth. All other institutions are required to maintain a Tier I leverage capital ratio of at least 4%. The FDIC may, however, set higher leverage and risk-based capital requirements on individual institutions when particular circumstances warrant. Institutions experiencing or anticipating significant growth are expected to maintain capital ratios, including tangible capital positions, well above the minimum levels.

As of December 31, 2009, the Community Bank and the Commercial Bank were deemed to be well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, a bank must maintain a minimum Tier I leverage capital ratio of 5%, a minimum Tier I risk-based capital ratio of 6%, and a minimum total risk-based capital ratio of 10%. A summary of the regulatory capital ratios of the Banks at December 31, 2009 appears in Note 18 to the Consolidated Financial Statements, "Regulatory Matters" in Item 8, "Financial Statements and Supplementary Data."

The regulatory capital regulations of the FDIC and other federal banking agencies provide that the agencies will take into account the exposure of an institution's capital and economic value to changes in interest rate risk in assessing capital adequacy. According to the agencies, applicable considerations include the quality of the institution's interest rate risk management process, overall financial condition, and the level of other risks at the institution for which capital is needed. Institutions with significant interest rate risk may be required to hold additional capital. The agencies have issued a joint policy statement providing guidance on interest rate risk management, including a discussion of the critical factors affecting the agencies' evaluation of interest rate risk in connection with capital adequacy. Institutions that engage in specified amounts of trading activity may be subject to adjustments in the calculation of the risk-based capital requirement to assure sufficient additional capital to support market risk.

Standards for Safety and Soundness. Federal law requires each federal banking agency to prescribe, for the depository institutions under its jurisdiction, standards that relate to, among other things, internal controls; information and audit systems; loan documentation; credit underwriting; the monitoring of interest rate risk; asset growth; compensation; fees and benefits; and such other operational and managerial standards as the agency deems appropriate. The federal banking agencies adopted final regulations and Interagency Guidelines Establishing Standards for Safety and Soundness (the "Guidelines") to implement these safety and soundness standards. The Guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the Guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard, as required by the Federal Deposit Insurance Act, as amended, (the "FDI Act"). The final regulations establish deadlines for the submission and review of such safety and soundness compliance plans.

Real Estate Lending Standards. The FDIC and the other federal banking agencies have adopted regulations that prescribe standards for extensions of credit that (i) are secured by real estate, or (ii) are made for the purpose of financing construction or improvements on real estate. The FDIC regulations require each institution to establish and maintain written internal real estate lending standards that are consistent with safe and sound banking practices and appropriate to the size of the institution and the nature and scope of its real estate lending activities. The standards also must be consistent with accompanying FDIC Guidelines, which include loan-to-value limitations for the different types of real estate loans. Institutions are also permitted to make a limited amount of loans that do not conform to the proposed loan-to-value limitations so long as such exceptions are reviewed and justified appropriately. The Guidelines also list a number of lending situations in which exceptions to the loan-to-value standard are justified.

In 2006, the FDIC, the Office of the Comptroller of the Currency, and the Board of Governors of the Federal Reserve System (collectively, the "Agencies") issued joint guidance entitled "Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices" (the "CRE Guidance"). The CRE Guidance, which addresses land development, construction, and certain multi-family loans, as well as commercial real estate loans, does not establish specific lending limits but, rather, reinforces and enhances the Agencies' existing regulations and guidelines for such lending and portfolio management.

Dividend Limitations. The FDIC has authority to use its enforcement powers to prohibit a savings bank or commercial bank from paying dividends if, in its opinion, the payment of dividends would constitute an unsafe or unsound practice. Federal law prohibits the payment of dividends that will result in the institution failing to meet applicable capital requirements on a pro forma basis. The Community Bank and the Commercial Bank are also subject to dividend declaration restrictions imposed by New York law as previously discussed under "New York Law."

Investment Activities

Since the enactment of FDICIA, all state-chartered financial institutions, including savings banks, commercial banks, and their subsidiaries, have generally been limited to such activities as principal and equity investments of the type and in the amount authorized for national banks. State law, FDICIA, and FDIC regulations permit certain exceptions to these limitations. For example, certain state-chartered savings banks, such as the Community Bank, may, with FDIC approval, continue to exercise state authority to invest in common or preferred stocks listed on a national securities exchange and in the shares of an investment company registered under the Investment Company Act of 1940, as amended. Such banks may also continue to sell Savings Bank Life Insurance. In addition, the FDIC is authorized to permit institutions to engage in state authorized activities or investments not permitted for national banks (other than non-subsidiary equity investments) for institutions that meet all applicable capital requirements if it is determined that such activities or investments do not pose a significant risk to the insurance fund. The Gramm-Leach-Bliley Act of 1999 and FDIC regulations impose certain quantitative and qualitative restrictions on such activities and on a bank's dealings with a subsidiary that engages in specified activities.

The Community Bank received grandfathering authority from the FDIC in 1993 to invest in listed stock and/or registered shares subject to the maximum permissible investments of 100% of Tier I Capital, as specified by the FDIC's regulations, or the maximum amount permitted by New York State Banking Law, whichever is less. Such grandfathering authority is subject to termination upon the FDIC's determination that such investments pose a safety and soundness risk to the Community Bank or in the event that the Community Bank converts its charter or undergoes a change in control.

Prompt Corrective Regulatory Action

Federal law requires, among other things, that federal bank regulatory authorities take "prompt corrective action" with respect to institutions that do not meet minimum capital requirements. For these purposes, the law establishes five capital tiers: well capitalized, adequately capitalized, undercapitalized, significantly undercapitalized, and critically undercapitalized.

The FDIC has adopted regulations to implement prompt corrective action. Among other things, the regulations define the relevant capital measure for the five capital categories. An institution is deemed to be "well capitalized" if it has a total risk-based capital ratio of 10% or greater, a Tier I risk-based capital ratio of 6% or greater, and a leverage capital ratio of 5% or greater, and is not subject to a regulatory order, agreement, or directive to meet and maintain a specific capital level for any capital measure. An institution is deemed to be "adequately capitalized" if it has a total risk-based capital ratio of 8% or greater, a Tier I risk-based capital ratio of 4% or greater, and generally a leverage capital ratio of 4% or greater. An institution is deemed to be "undercapitalized" if it has a total risk-based capital ratio of less than 8%, a Tier I risk-based capital ratio of less than 4%, or generally a leverage capital ratio of less than 4%. An institution is deemed to be "significantly undercapitalized" if it has a total risk-based capital ratio of less than 6%, a Tier I risk-based capital ratio of less than 3%, or a leverage capital ratio of less than 3%. An institution is deemed to be "critically undercapitalized" if it has a ratio of tangible equity (as defined in the regulations) to total assets that is equal to or less than 2%.

"Undercapitalized" institutions are subject to growth, capital distribution (including dividend), and other limitations and are required to submit a capital restoration plan. An institution's compliance with such plan is required to be guaranteed by any company that controls the undercapitalized institution in an amount equal to the lesser of 5.0% of the bank's total assets when deemed undercapitalized or the amount necessary to achieve the status of adequately capitalized. If an undercapitalized institution fails to submit an acceptable plan, it is treated as if it is "significantly undercapitalized." Significantly undercapitalized institutions are subject to one or more additional restrictions including, but not limited to, an order by the FDIC to sell sufficient voting stock to become adequately capitalized; requirements to reduce total assets, cease receipt of deposits from correspondent banks, or dismiss directors or officers; and restrictions on interest rates paid on deposits, compensation of executive officers, and capital distributions by the parent holding company.

"Critically undercapitalized" institutions also may not, beginning 60 days after becoming critically undercapitalized, make any payment of principal or interest on certain subordinated debt, or extend credit for a highly leveraged transaction, or enter into any material transaction outside the ordinary course of business. In addition, subject to a narrow exception, the appointment of a receiver is required for a critically undercapitalized institution.

Transactions with Affiliates

Under current federal law, transactions between depository institutions and their affiliates are governed by Sections 23A and 23B of the Federal Reserve Act and the FRB's Regulation W promulgated thereunder. An affiliate of a savings bank or commercial bank is any company or entity that controls, is controlled by, or is under common control with the institution, other than a subsidiary. Generally, an institution's subsidiaries are not treated as affiliates unless they are engaged in activities as principal that are not permissible for national banks. In a holding company context, at a minimum, the parent holding company of an institution, and any companies that are controlled by such parent holding company, are affiliates of the institution. Generally, Section 23A limits the extent to which the institution or its subsidiaries may engage in "covered transactions" with any one affiliate to an amount equal to 10% of the institution's capital stock and surplus, and contains an aggregate limit on all such transactions with all affiliates to an amount equal to 20% of such capital stock and surplus. The term "covered transaction" includes the making of loans or other extensions of credit to an affiliate; the purchase of assets from an affiliate; the purchase of, or an investment in, the securities of an affiliate; the acceptance of securities of an affiliate as collateral for a loan or extension of credit to any person; or issuance of a guarantee, acceptance, or letter of credit on behalf of an affiliate. Section 23A also establishes specific collateral requirements for loans or extensions of credit to, or guarantees, or acceptances on letters of credit issued on behalf of, an affiliate. Section 23B requires that covered transactions and a broad list of other specified transactions be on terms substantially the same as, or no less favorable to, the institution or its subsidiary as similar transactions with non-affiliates.

The Sarbanes-Oxley Act of 2002 generally prohibits loans by the Company to its executive officers and directors. However, the Sarbanes-Oxley Act contains a specific exemption for loans by an institution to its executive officers and directors in compliance with federal banking laws. Section 22(h) of the Federal Reserve Act, and FRB Regulation O adopted thereunder, governs loans by a savings bank or commercial bank to directors, executive officers, and principal shareholders. Under Section 22(h), loans to directors, executive officers, and shareholders who control, directly or indirectly, 10% or more of voting securities of an institution, and certain related interests of any of the foregoing, may not exceed, together with all other outstanding loans to such persons and affiliated entities, the institution's total capital and surplus. Section 22(h) also prohibits loans above amounts prescribed by the appropriate federal banking agency to directors, executive officers, and shareholders who control 10% or more of the voting securities of an institution, and their respective related interests, unless such loan is approved in advance by a majority of the board of the institution's directors. Any "interested" director may not participate in the voting. The loan amount (which includes all other outstanding loans to such person) as to which such prior board of director approval is required, is the greater of $25,000 or 5% of capital and surplus or any loans aggregating over $500,000. Further, pursuant to Section 22(h), loans to directors, executive officers, and principal shareholders must be made on terms substantially the same as those offered in comparable transactions to other persons. There is an exception for loans made pursuant to a benefit or compensation program that is widely available to all employees of the institution and does not give preference to executive officers over other employees. Section 22(g) of the Federal Reserve Act places additional limitations on loans to executive officers.

Enforcement

The FDIC has extensive enforcement authority over insured banks, including the Community Bank and the Commercial Bank. This enforcement authority includes, among other things, the ability to assess civil money penalties, to issue cease and desist orders, and to remove directors and officers. In general, these enforcement actions may be initiated in response to violations of laws and regulations and unsafe or unsound practices.

The FDIC has authority under federal law to appoint a conservator or receiver for an insured institution under certain circumstances. The FDIC is required, with certain exceptions, to appoint a receiver or conservator for an insured institution if that institution was critically undercapitalized on average during the calendar quarter beginning 270 days after the date on which the institution became critically undercapitalized. For this purpose, "critically undercapitalized" means having a ratio of tangible equity to total assets of less than 2%. See "Prompt Corrective Regulatory Action" earlier in this report.

The FDIC may also appoint a conservator or receiver for an insured institution on the basis of the institution's financial condition or upon the occurrence of certain events, including (i) insolvency (whereby the assets of the bank are less than its liabilities to depositors and others); (ii) substantial dissipation of assets or earnings through violations of law or unsafe or unsound practices; (iii) existence of an unsafe or unsound condition to transact business; (iv) likelihood that the bank will be unable to meet the demands of its depositors or to pay its obligations in the normal course of business; and (v) insufficient capital, or the incurrence or likely incurrence of losses that will deplete substantially all of the institution's capital with no reasonable prospect of replenishment of capital without federal assistance.

Insurance of Deposit Accounts

The deposits of the Community Bank and the Commercial Bank are insured up to applicable limits by the DIF. The DIF is the successor to the Bank Insurance Fund and the Savings Association Insurance Fund, which were merged in 2006. Under the FDIC's risk-based assessment system, insured institutions are assigned to one of four risk categories based on supervisory evaluations, regulatory capital level, and certain other factors, with less risky institutions paying lower assessments. An institution's assessment rate depends upon the category to which it is assigned. No institution may pay a dividend if in default of the federal deposit insurance assessment.

For calendar year 2008, assessments ranged from five to 43 basis points of each institution's deposit assessment base. Due to losses incurred by the DIF in 2008 from failed institutions, and anticipated future losses, the FDIC adopted an across the board seven-basis point increase in the assessment range for the first quarter of 2009. The FDIC made further refinements to its risk-based assessment system, as of April 1, 2009, that effectively made the range seven to 77.5 basis points. The FDIC may adjust the scale uniformly from one quarter to the next, except that no adjustment can deviate more than three basis points from the base scale without notice and comment rulemaking.

The FDIC also imposed on all insured institutions a special emergency assessment of five basis points of total assets minus Tier 1 capital (capped at ten basis points of an institution's deposit assessment base, as of June 30, 2009), in order to cover losses to the DIF. That special assessment was collected on September 30, 2009. The FDIC considered the need for similar special assessments during the final two quarters of 2009. However, in lieu of further special assessments, the FDIC required insured institutions to prepay estimated quarterly risk-based assessments for the fourth quarter of 2009 through the fourth quarter of 2012. The estimated assessments, which include an assumed annual assessment base increase of 5%, were recorded as a prepaid expense asset as of December 31, 2009. As of December 31, 2009, and each quarter thereafter, a charge to earnings will be recorded for each regular assessment with an offsetting credit to the prepaid asset.

Due to the decline in economic conditions, the deposit insurance provided by the FDIC per account owner was raised to $250,000 for all types of accounts for the period beginning January 1, 2009 and ending December 31, 2013. In addition, the FDIC adopted an optional Temporary Liquidity Guarantee Program ("TLGP") under which, for a fee, non-interest-bearing transaction accounts would receive unlimited insurance coverage until December 31, 2009, later extended to June 30, 2010, and certain senior unsecured debt issued between October 13, 2008 and June 30, 2009, later extended to October 31, 2009, by institutions and their holding companies would be guaranteed by the FDIC through June 30, 2012 or in certain cases, until December 31, 2012. The Banks are both participating in the unlimited non-interest-bearing transaction account coverage and, together with the Company, participated in the unsecured debt guarantee program. In December 2008, the Company issued $90.0 million of fixed rate senior notes with a maturity date of June 22, 2012, and the Community Bank issued $512.0 million of fixed rate senior notes with a maturity date of December 16, 2011.

Federal law also provides for the possibility that the FDIC may pay dividends to insured institutions once the DIF reserve ratio equals or exceeds 1.35% of estimated insured deposits.

In addition to the assessment for deposit insurance, institutions are required to make payments on bonds issued in the late 1980s by the Financing Corporation to recapitalize a predecessor deposit insurance fund. That payment is established quarterly, and during the calendar year ending December 31, 2009, averaged 1.06 basis points of assessable deposits.

The Federal Deposit Insurance Reform Act of 2005 provided the FDIC with authority to adjust the DIF ratio to insured deposits within a range of 1.15% and 1.50%, in contrast to the prior statutorily fixed ratio of 1.25%. The Restoration Plan adopted by the FDIC seeks to restore the DIF to a 1.15% ratio within a period of eight years.

Insurance of deposits may be terminated by the FDIC upon a finding that the institution has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order, or condition imposed by the FDIC. Management does not know of any practice, condition, or violation that might lead to termination of deposit insurance of either of the Banks.

Community Reinvestment Act

Federal Regulation. Under the Community Reinvestment Act (the "CRA"), as implemented by FDIC regulations, an institution has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not establish specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the FDIC, in connection with its examinations, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution. The CRA requires public disclosure of an institution's CRA rating and further requires the FDIC to provide a written evaluation of an institution's CRA performance utilizing a four-tiered descriptive rating system. The Community Bank's latest CRA rating from the FDIC was "outstanding" and the Commercial Bank's latest CRA rating was "satisfactory."

New York Regulation. The Community Bank and the Commercial Bank are also subject to provisions of the New York State Banking Law which impose continuing and affirmative obligations upon a banking institution organized in New York to serve the credit needs of its local community (the "NYCRA"). Such obligations are substantially similar to those imposed by the CRA. The NYCRA requires the Banking Department to make a periodic written assessment of an institution's compliance with the NYCRA, utilizing a four-tiered rating system, and to make such assessment available to the public. The NYCRA also requires the Superintendent to consider the NYCRA rating when reviewing an application to engage in certain transactions, including mergers, asset purchases, and the establishment of branch offices or ATMs, and provides that such assessment may serve as a basis for the denial of any such application. The latest NYCRA rating received by the Community Bank was "outstanding" and the latest rating received by the Commercial Bank was "satisfactory."

Federal Reserve System

Under FRB regulations, the Community Bank and the Commercial Bank are required to maintain reserves against their transaction accounts (primarily NOW and regular checking accounts). The FRB regulations generally require that reserves be maintained against aggregate transaction accounts as follows: for that portion of transaction accounts aggregating $55.2 million or less (subject to adjustment by the FRB), the reserve requirement is 3%; for amounts greater than $55.2 million, the reserve requirement is 10% (subject to adjustment by the FRB between 8% and 14%). The first $10.7 million of otherwise reservable balances (subject to adjustments by the FRB) are exempted from the reserve requirements. The Community Bank and the Commercial Bank are in compliance with the foregoing requirements.

Federal Home Loan Bank System

The Community Bank and the Commercial Bank are members of the Federal Home Loan Bank of New York (the "FHLB-NY"), one of 12 regional FHLBs comprising the FHLB system. Each regional FHLB manages its customer relationships, while the 12 FHLBs use their combined size and strength to obtain their necessary funding at the lowest possible cost. As members of the FHLB-NY, the Community Bank and the Commercial Bank are required to acquire and hold shares of FHLB-NY capital stock. In addition, the Community Bank acquired $110.6 million of FHLB-Cincinnati stock in the AmTrust acquisition. As a result, the Community Bank held total FHLB stock of $488.3 million at December 31, 2009 and the Commercial Bank held FHLB-NY stock of $8.4 million at that date. FHLB stock continued to be valued at par, with no impairment loss required, at that date.

For the fiscal years ended December 31, 2009 and 2008, dividends from the FHLB to the Community Bank amounted to $22.6 million and $18.0 million, respectively. Dividends from the FHLB-NY to the Commercial Bank amounted to $473,000 and $487,000, respectively, in the corresponding years. A reduction in FHLB dividends received or an increase in the interest paid on future FHLB advances would adversely impact the Company's net interest income. The FHLB has stated that it expects to continue to pay dividends, but has acknowledged that future economic events, regulatory actions, and other actions could impact its ability to pay dividends. In addition, a reduction in the capital levels of the FHLB could adversely impact our ability to redeem our shares and the value thereof.

Interstate Branching

Federal law allows the FDIC, and New York State Banking Law allows the Superintendent, to approve an application by a state banking institution to acquire interstate branches by merger, unless, in the case of the FDIC, the state of the target institution has opted out of interstate branching. New York State Banking Law authorizes savings banks and commercial banks to open and occupy de novo branches outside the state of New York, and the FDIC is authorized to approve a state bank's establishment of a de novo interstate branch, if the intended host state has opted into interstate de novo branching. The Community Bank currently maintains 52 branches in New Jersey, 25 branches in Florida, 29 branches in Ohio, and 12 branches in Arizona, in addition to its 123 branches in New York State.

In April 2008, the Banking Regulators in the States of New Jersey, New York, and Pennsylvania entered into a Memorandum of Understanding (the "Interstate MOU") to clarify their respective roles, as home and host state regulators, regarding interstate branching activity on a regional basis pursuant to the Riegle-Neal Amendments Act of 1997. The Interstate MOU establishes the regulatory responsibilities of the respective state banking regulators regarding bank regulatory examinations and is intended to reduce the regulatory burden on state chartered banks branching within the region by eliminating duplicative host state compliance exams.

Under the Interstate MOU, the activities of branches established by the Community Bank or the Commercial Bank in New Jersey or Pennsylvania would be governed by New York State law to the same extent that federal law governs the activities of the branch of an out-of-state national bank in such host states. For the Community Bank and the Commercial Bank, issues regarding whether a particular host state law is preempted are to be determined in the first instance by the Banking Department. In the event that the Banking Department and the applicable host state regulator disagree regarding whether a particular host state law is pre-empted, the Banking Department and the applicable host state regulator would use their reasonable best efforts to consider all points of view and to resolve the disagreement.

Holding Company Regulation

Federal Regulation. The Company is currently subject to examination, regulation, and periodic reporting under the Bank Holding Company Act of 1956, as amended (the "BHCA"), as administered by the FRB.

The Company is required to obtain the prior approval of the FRB to acquire all, or substantially all, of the assets of any bank or bank holding company. Prior FRB approval would be required for the Company to acquire direct or indirect ownership or control of any voting securities of any bank or bank holding company if, after giving effect to such acquisition, it would, directly or indirectly, own or control more than 5% of any class of voting shares of such bank or bank holding company. In addition to the approval of the FRB, before any bank acquisition can be completed, prior approval thereof may also be required to be obtained from other agencies having supervisory jurisdiction over the bank to be acquired, including the Banking Department.

FRB regulations generally prohibit a bank holding company from engaging in, or acquiring, direct or indirect control of more than 5% of the voting securities of any company engaged in non-banking activities. One of the principal exceptions to this prohibition is for activities found by the FRB to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. Some of the principal activities that the FRB has determined by regulation to be so closely related to banking are: (i) making or servicing loans; (ii) performing certain data processing services; (iii) providing discount brokerage services; (iv) acting as fiduciary, investment, or financial advisor; (v) leasing personal or real property; (vi) making investments in corporations or projects designed primarily to promote community welfare; and (vii) acquiring a savings and loan association.

The Gramm-Leach-Bliley Act of 1999 authorizes a bank holding company that meets specified conditions, including being "well capitalized" and "well managed," to opt to become a "financial holding company" and thereby engage in a broader array of financial activities than previously permitted. Such activities can include insurance underwriting and investment banking.

The FRB has adopted capital adequacy guidelines for bank holding companies (on a consolidated basis) substantially similar to those of the FDIC for the Community Bank and the Commercial Bank. (Please see "Capital Requirements" earlier in this report.) At December 31, 2009, the Company's consolidated Total and Tier I capital exceeded these requirements.

Bank holding companies are generally required to give the FRB prior written notice of any purchase or redemption of its outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding twelve months, is equal to 10% or more of the Company's consolidated net worth. The FRB may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe or unsound practice, or would violate any law, regulation, FRB order or directive, or any condition imposed by, or written agreement with, the FRB. The FRB has adopted an exception to this approval requirement for well-capitalized bank holding companies that meet certain other conditions.

The FRB has issued a policy statement regarding the payment of dividends by bank holding companies. In general, the FRB's policies provide that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization's capital needs, asset quality, and overall financial condition. The FRB's policies also require that a bank holding company serve as a source of financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity and by maintaining the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks where necessary. Under the prompt corrective action laws, the ability of a bank holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. These regulatory policies could affect the ability of the Company to pay dividends or otherwise engage in capital distributions.

Under the FDI Act, a depository institution may be responsible for providing financial support if a commonly controlled depository institution were to fail. The Community Bank and the Commercial Bank are commonly controlled within the meaning of that law.

The status of the Company as a registered bank holding company under the BHCA does not exempt it from certain federal and state laws and regulations applicable to corporations generally, including, without limitation, certain provisions of the federal securities laws.

The Company, the Community Bank, the Commercial Bank, and their respective affiliates will be affected by the monetary and fiscal policies of various agencies of the United States Government, including the Federal Reserve System. In view of changing conditions in the national economy and in the money markets, it is difficult for management to accurately predict future changes in monetary policy or the effect of such changes on the business or financial condition of the Company, the Community Bank, or the Commercial Bank.

New York Holding Company Regulation. With the addition of the Commercial Bank, the Company became subject to regulation as a "multi-bank holding company" under New York law since it controls two banking institutions. Among other requirements, this means that the Company must receive the prior approval of the New York State Banking Board prior to the acquisition of 10% or more of the voting stock of another banking institution or to otherwise acquire a banking institution by merger or purchase.

Acquisition of the Holding Company

Federal Restrictions. Under the Federal Change in Bank Control Act (the "CIBCA"), a notice must be submitted to the FRB if any person (including a company), or group acting in concert, seeks to acquire 10% or more of the Company's shares of outstanding common stock, unless the FRB has found that the acquisition will not result in a change in control of the Company. Under the CIBCA, the FRB generally has 60 days within which to act on such notices, taking into consideration certain factors, including the financial and managerial resources of the acquirer, the convenience and needs of the communities served by the Company, the Community Bank, and the Commercial Bank, and the anti-trust effects of the acquisition. Under the BHCA, any company would be required to obtain prior approval from the FRB before it may obtain "control" of the Company within the meaning of the BHCA. Control generally is defined to mean the ownership or power to vote 25% or more of any class of voting securities of the Company or the ability to control in any manner the election of a majority of the Company's directors. An existing bank holding company would be required to obtain the FRB's prior approval under the BHCA before acquiring more than 5% of the Company's voting stock. See "Holding Company Regulation" earlier in this report.

New York Change in Control Restrictions. In addition to the CIBCA and the BHCA, New York State Banking Law generally requires prior approval of the New York State Banking Board before any action is taken that causes any company to acquire direct or indirect control of a banking institution which is organized in New York.

Federal Securities Law

The Company's common stock is registered with the SEC under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company is subject to the information and proxy solicitation requirements, insider trading restrictions, and other requirements under the Exchange Act.

Registration of the shares of the common stock that were issued in the Community Bank's conversion from mutual to stock form under the Securities Act of 1933, as amended (the "Securities Act"), does not cover the resale of such shares. Shares of the common stock purchased by persons who are not affiliates of the Company may be resold without registration. Shares purchased by an affiliate of the Company will be subject to the resale restrictions of Rule 144 under the Securities Act. If the Company meets the current public information requirements of Rule 144 under the Securities Act, each affiliate of the Company who complies with the other conditions of Rule 144 (including those that require the affiliate's sale to be aggregated with those of certain other persons) would be able to sell in the public market, without registration, a number of shares not to exceed in any three-month period the greater of (i) 1% of the outstanding shares of the Company, or (ii) the average weekly volume of trading in such shares during the preceding four calendar weeks. Provision may be made by the Company in the future to permit affiliates to have their shares registered for sale under the Securities Act under certain circumstances.

Regulatory Restructuring Legislation

The Obama Administration has proposed, and Congress is currently considering, legislation that would restructure the regulation of depository institutions and other financial companies. Proposed legislation includes creation of an oversight counsel to monitor and address systemic risk, and strengthened regulation of systemically significant financial companies. Other proposals range from the merger of the Office of Thrift Supervision, which regulates federal thrifts, with the Office of the Comptroller of the Currency, which regulates national banks, to the creation of an independent federal agency that would assume the regulatory responsibilities of the Office of Thrift Supervision, Federal Deposit Insurance Corporation, Office of the Comptroller of the Currency, and the FRB. The federal savings association charter would be eliminated and federal associations required to become banks under some proposals, although others would grandfather existing charters. Also proposed is the creation of a new federal agency to administer and enforce consumer and fair lending laws, a function that is now performed by the federal depository institution regulators.

Enactment of certain of these proposals could revise the regulatory structure imposed on the Bank, and result in more stringent regulation. At this time, the contents of any final legislation, or whether any legislation will be enacted at all, is uncertain.

Enterprise Risk Management

The Company identifies, measures, and attempts to mitigate risks that affect, or have the potential to affect, our business. Proper risk management does not achieve the elimination of all risk but, rather, keeps risks within acceptable levels, and ensures that efforts are made to prioritize identified risks. The Company uses the *COSO Enterprise Risk Management - Integrated Framework* to manage risk. The framework applies at all levels, from the development of the Enterprise Risk Management ("ERM") Program to the tactical operations of the front-line business team. The framework has eight key elements:

1. *Internal Environment* – The internal environment sets the basis for how risk and control are viewed and addressed by our Company. Our employees, their individual attributes, including integrity, ethical values, and competence, along with the environment in which they operate, are all critical to setting a proper internal environment.

2. *Objective Setting* – Management sets the Company's key objectives before proceeding to the challenge of identifying the potential events, risks, and other factors that could affect the achievement of those objectives. The ERM Program ensures that management has in place a process to set objectives and that such objectives support and align with the Company's mission.

3. *Risk Identification* – The ERM Program focuses on recognizing and identifying existing risks to the core objectives of the Company, as well as risks that may arise from time to time from new business initiatives or from changes to the Company's size, businesses, structure, personnel, or strategic interests.

4. *Risk Measurement* – Accurate and timely measurement of risks is a critical component of effective risk management. The sophistication of the risk measurement tools the Company uses reflects the complexity and levels of risk it has assumed. The Company periodically verifies the integrity of the measurement tools it uses. Risk measurement takes into account inherent risks (risks before controls are applied), residual risks (the level of risks remaining after controls are applied), and mitigating factors (e.g., insurance).

5. *Risk Control* – The Company establishes and communicates limits through policies, standards, and/or procedures that define responsibility and authority. These control limits are meaningful management tools that can be adjusted if conditions or risk tolerances change. The Company has a process to authorize exceptions or changes to risk limits when they are warranted.

6. *Risk Monitoring* – The Company monitors risk levels to ensure timely review of risk positions and exceptions. Monitoring reports compare actual performance metrics against benchmarks, and where applicable, against Board-established limits. Reports are produced with such frequency as management deems to be appropriate and a major effort is made to ensure that these reports are timely, accurate, and informative. These reports are distributed to appropriate individuals to ensure action, when needed.

7. *Risk Response* – Management addresses cases where actual risk levels are approaching or exceeding established limits, and considers alternative risk response options (taking into account appropriate cost/benefit analyses) in order to reduce residual risk to desired risk tolerances.

8. *Information and Communication* – Relevant information is communicated in a form and timeframe that enable our employees to carry out their responsibilities. Effective communication occurs in a broader sense, flowing down, across, and up the Company, including Executive Management and, if appropriate, the applicable Board of Directors, and other relevant parties across the Company.

Risk Management Roles and Responsibilities

The proper management of risk must start at, and be driven by, the highest level within a company. The following groups play an integral role in the successful achievement of the Company's ERM Program.

<u>Board of Directors</u>

The Company's Board of Directors is responsible for oversight of the Company's overall ERM function, including, but not limited to, the approval and oversight of the execution of the ERM Program; reviewing the Company's risk profile; and reviewing risk indicators against established risk limits, including those identified in the Chief Risk Officer's reports.

Senior Management

Senior Management is responsible for ensuring that a risk management process with adequate resources is effectively implemented; ensuring that the corporate structure supports risk management goals; and ensuring that a risk management process is integrated into the corporate culture.

Chief Risk Officer

The Chief Risk Officer is responsible for establishing and implementing the Company's overall ERM Policy; overseeing and implementing the ERM Program; reviewing each Business Process Owner's self-risk assessment, and making recommendations regarding their risk scores; aggregating and categorizing risks; and reporting the Company's risk profile and risk indicators to Senior Management and the Board of Directors.

Business Process Owners

Each Business Process Owner is responsible for ensuring that proper controls are in place to prudently mitigate risk; performing periodic self-assessments of risks and controls which are reviewed by the Chief Risk Officer; identifying changes in rules, laws, and regulations that could impact the business unit; and maintaining communication with the applicable Risk Committee and Chief Risk Officer on emerging risk.

Internal Audit

Internal Audit is responsible for validating controls identified by Business Process Owners when performing internal audits and communicating its audit findings to the Chief Risk Officer, who revisits the self-assessment performed by the Business Process Owner.

Risk Categories

The Company's risk management program is organized around eight categories: credit risk, interest rate risk, liquidity risk, market risk, operational risk, legal/compliance risk, strategic risk, and reputational risk.

ITEM 1A. RISK FACTORS

There are various risks and uncertainties that are inherent in our business. Following is a discussion of the material risks and uncertainties that could have a material adverse impact on our financial condition and results of operations, and that could cause the value of our common stock to decline significantly. Additional risks that are not currently known to us, or that we currently believe to be immaterial, may also have a material effect on our financial condition and results of operations. This report is qualified in its entirety by these risk factors.

The current economic environment poses significant challenges for us and could adversely affect our financial condition and results of operations.

Since the second half of 2007, we have been operating in a challenging and uncertain economic environment, both nationally and in the various local markets that we serve. Financial institutions continue to be affected by declines in the value of financial instruments and real estate values, and while we have taken, and continue to take, steps to reduce our market and credit risk exposure, we nonetheless are affected by these issues in view of our retaining a securities portfolio; retaining portfolios of multi-family, commercial real estate ("CRE"), acquisition, development and construction ("ADC"), and commercial and industrial ("C&I") loans, and, to a lesser extent, our having acquired a portfolio of one- to four-family and other loans in the AmTrust acquisition and our now originating one- to four-family loans for sale to Fannie Mae and Freddie Mac.

Continued declines in the value of our investment securities could result in our recording additional losses on the other-than-temporary impairment ("OTTI") of securities, which would reduce our earnings and, therefore, our capital. Continued declines in real estate values and home sales, and an increase in the financial stress on borrowers stemming from an uncertain economic environment, including high unemployment, could have an adverse effect on our borrowers or their customers, which could adversely impact the repayment of the loans we have made. The overall deterioration in economic conditions also could subject us, and the financial services industry, to increased regulatory scrutiny. In addition, further deterioration in economic conditions in the markets we serve could result in an increase in loan delinquencies, an increase in problem assets and foreclosures, and a decline in the value of the collateral for our loans, which could reduce our customers' borrowing power. Further deterioration in local economic conditions could drive the level of loan losses beyond the level we have provided for in our loan loss allowance, which could necessitate an increase in our provision for loan losses, which, in turn, would reduce our earnings and capital. Additionally, the demand for our products and services could be reduced, which would adversely impact our liquidity and the level of revenues we generate.

We are subject to interest rate risk.

Our primary source of income is net interest income, which is the difference between the interest income generated by our interest-earning assets (consisting primarily of loans and, to a lesser extent, securities) and the interest expense produced by our interest-bearing liabilities (consisting primarily of deposits and wholesale borrowings).

The level of net interest income we produce is primarily a function of the average balance of our interest-earning assets, the average balance of our interest-bearing liabilities, and the spread between the yield on such assets and the cost of such liabilities. These factors are influenced by both the pricing and mix of our interest-earning assets and our interest-bearing liabilities which, in turn, are impacted by such external factors as the local economy, competition for loans and deposits, the monetary policy of the Federal Open Market Committee of the Federal Reserve Board of Governors (the "FOMC") and market interest rates.

The cost of our deposits and short-term wholesale borrowings is largely based on short-term interest rates, the level of which is driven by the FOMC. However, the yields generated by our loans and securities are typically driven by intermediate-term (i.e., five-year) interest rates, which are set by the market and generally vary from day to day. The level of net interest income is therefore influenced by movements in such interest rates, and the pace at which such movements occur. If the interest rates on our interest-bearing liabilities increase at a faster pace than the interest rates on our interest-earning assets, the result could be a reduction in net interest income and with it, a reduction in our earnings. Our net interest income and earnings would be similarly impacted were the interest rates on our interest-earning assets to decline more quickly than the interest rates on our interest-bearing liabilities.

In addition, such changes in interest rates could affect our ability to originate loans and attract and retain deposits, the fair values of our securities and other financial assets, the fair values of our liabilities, and the average lives of our loan and securities portfolios.

Changes in interest rates could also have an effect on the level of loan refinancing activity which, in turn, would impact the amount of prepayment penalty income we receive on our multi-family and CRE loans. As prepayment penalties are recorded as interest income, the extent to which they increase or decrease during any given period could have a significant impact on the level of net interest income and net income we generate during that time.

In addition, changes in interest rates could have an effect on the slope of the yield curve. A flat to inverted yield curve could cause our net interest income and net interest margin to contract, which could have a material adverse effect on our net income and cash flows, and the value of our assets.

Furthermore, with the acquisition of AmTrust's mortgage banking unit, we are originating one- to four-family loans for sale to Fannie Mae and Freddie Mac. Although we enter into forward commitments and other derivative financial instruments to hedge the interest rate risk stemming from this business, there is no guarantee that these forward commitments and other derivative instruments will be sufficient to hedge the interest rate risk we undertake.

Our use of derivative financial instruments to mitigate our interest rate exposure may not be effective and may expose us to counterparty risks.

In accordance with our operating policies, we may use various types of derivative financial instruments, including forward rate agreements, options, and other derivative transactions, to mitigate or reduce our exposure to losses from adverse changes in interest rates. These activities will vary in scope based on the types of assets held, the level and volatility of interest rates, and other changing market conditions. No strategy, however, can completely insulate us from the interest rate risks to which we are exposed and there is no guarantee that the implementation of any strategy would have the desired impact on our results of operations or financial condition. These derivatives, which are intended to limit losses, may actually adversely affect our earnings, which could reduce our capital and the cash available to us for distribution to our shareholders.

We are subject to credit risk.

Risks stemming from our lending activities:

The loans we originate for portfolio are primarily multi-family loans and, to a lesser extent, CRE loans, as well as ADC and C&I loans. Such loans are generally larger, and have higher risk-adjusted returns and shorter maturities, than one- to four-family mortgage loans. Our credit risk would ordinarily be expected to increase with the growth of these loan portfolios.

Multi-family and CRE properties are generally believed to involve a greater degree of credit risk than one- to four-family mortgage loans. In addition, payments on multi-family and CRE loans generally depend on the income produced by the underlying properties which, in turn, depends on their successful operation and management. Accordingly, the ability of our borrowers to repay these loans may be impacted by adverse conditions in the local real estate market and the local economy. While we seek to minimize these risks through our underwriting policies, which generally require that such loans be qualified on the basis of the collateral property's cash flows, appraised value, and debt service coverage ratio, among other factors, there can be no assurance that our underwriting policies will protect us from credit-related losses or delinquencies.

ADC financing typically involves a greater degree of credit risk than longer-term financing on improved, owner-occupied real estate. Risk of loss on an ADC loan depends largely upon the accuracy of the initial estimate of the property's value at completion of construction or development, compared to the estimated costs (including interest) of construction. If the estimate of value proves to be inaccurate, the loan may be under-secured. While we seek to minimize these risks by maintaining consistent lending policies and rigorous underwriting standards, an error in such estimates or a downturn in the local economy or real estate market could have a material adverse effect on the quality of our ADC loan portfolio, thereby resulting in material losses or delinquencies.

We seek to minimize the risks involved in C&I lending by underwriting such loans on the basis of the cash flows produced by the business; by requiring that such loans be collateralized by various business assets, including inventory, equipment, and accounts receivable, among others; and by requiring personal guarantees. However, the capacity of a borrower to repay a C&I loan is substantially dependent on the degree to which his or her business is successful. In addition, the collateral underlying such loans may depreciate over time, may not be conducive to appraisal, or may fluctuate in value, based upon the results of operation of the business.

We cannot guarantee that our record of asset quality will be maintained in future periods. The ramifications of the subprime lending crisis and the turmoil in the financial and capital markets that followed have been far-reaching, with real estate values declining and unemployment and bankruptcies rising throughout the nation, including the regions we serve. The ability of our borrowers to repay their loans could be adversely impacted by the significant change in market conditions, which not only could result in our experiencing a further increase in charge-offs, but also could necessitate our further increasing our provision for loan losses. Either of these events would have an adverse impact on our results of operations.

Although the credit risk associated with the $5.0 billion of loans we acquired in the AmTrust acquisition was largely mitigated by the loss sharing agreements with the FDIC, these loans are not without risk. Under the terms of these agreements, we will assume 20% of any losses incurred on the first $907.0 million of losses and 5% of any losses incurred above that amount. However, if the loss sharing process is not properly managed, the losses may not be fully recoverable from the FDIC, which could result in an increase in charge-offs and necessitate our increasing our provision for loan losses. Either of these events would have an adverse impact on our results of operations.

Furthermore, if the loans we originate for sale to Fannie Mae and Freddie Mac are not agency-conforming or properly documented, we could be required to repurchase the loans for our own portfolio.

Risks stemming from the loans we originate in the New York metropolitan region:

Our business depends significantly on general economic conditions in the New York metropolitan region, where the majority of the buildings and properties securing the loans we originate for portfolio, and the businesses of the customers to whom we make C&I loans, are located. Unlike larger national or superregional banks that serve a broader and more diverse geographic region, our lending historically has been concentrated in New York City and the surrounding markets of Nassau, Suffolk, and Westchester counties in New York, and Essex, Hudson, Mercer, Middlesex, Monmouth, Ocean, and Union counties in New Jersey.

Accordingly, the ability of our borrowers to repay their loans, and the value of the collateral securing such loans, may be significantly affected by economic conditions in this region or by changes in the local real estate market. A significant decline in general economic conditions caused by inflation, recession, unemployment, acts of terrorism, or other factors beyond our control, could therefore have an adverse effect on our financial condition and results of operations. In addition, because multi-family and CRE loans represent the majority of the loans in our portfolio, a decline in tenant occupancy or rents due to such factors, or for other reasons, could adversely impact the ability of our borrowers to repay their loans on a timely basis, which could have a negative impact on our results of operations.

We are subject to certain risks in connection with the level of our allowance for loan losses.

A variety of factors could cause our borrowers to default on their loan payments and the collateral securing such loans to be insufficient to repay any remaining indebtedness. In such an event, we could experience significant loan losses, which could have a material adverse effect on our financial condition and results of operations.

In the process of originating a loan, we make various assumptions and judgments about the ability of the borrower to repay it, based on the cash flows produced by the building, property, or business; the value of the real estate or other assets serving as collateral; and the creditworthiness of the borrower, among other factors.

We also establish an allowance for loan losses through an assessment of probable losses in each of our loan portfolios. Several factors are considered in this process, including the level of defaulted loans at the close of each quarter; recent trends in loan performance; historical levels of loan losses; the factors underlying such loan losses and loan defaults; projected default rates and loss severities; internal risk ratings; loan size; economic, industry, and environmental factors; and impairment losses on individual loans. If our assumptions and judgments regarding such matters prove to be incorrect, our allowance for loan losses might not be sufficient, and additional loan loss provisions might need to be made. Depending on the amount of such loan loss provisions, the adverse impact on our earnings could be material.

In addition, as we continue to grow our loan portfolio, it may be necessary to increase the allowance for loan losses by making additional provisions, which would adversely impact our operating results. Furthermore, bank regulators may require us to make a provision for loan losses or otherwise recognize further loan charge-offs following their periodic review of our loan portfolio, our underwriting procedures, and our loan loss allowance. Any increase in our allowance for loan losses or loan charge-offs as required by such regulatory authorities could have a material adverse effect on our financial condition and results of operations.

Reflecting the weakness of the economy and the increase in our non-performing loans and net charge-offs, we increased our allowance for loan losses substantially in 2009. For more information regarding our allowance for loan losses in recent periods, please see "Allowance for Loan Losses" in the discussion of "Critical Accounting Policies" that begins on page 43 and the discussion of "Asset Quality" that begins on page 57 of this report.

We face significant competition for loans and deposits.

We face significant competition for loans and deposits from other banks and financial institutions, both within and beyond our local markets. We compete with commercial banks, savings banks, credit unions, and investment banks for deposits, and with the same financial institutions and others (including mortgage brokers, finance companies, mutual funds, insurance companies, and brokerage houses) for loans. We also compete with companies that solicit loans and deposits over the Internet.

Many of our competitors (including money center, national, and superregional banks) have substantially greater resources and higher lending limits than we do, and may offer certain products and services that we cannot. Because our profitability stems from our ability to attract deposits and originate loans, our continued ability to compete for depositors and borrowers is critical to our success.

Our success as a competitor depends on a number of factors, including our ability to develop, maintain, and build upon long-term relationships with our customers by providing them with convenience, in the form of multiple branch locations and extended hours of service; access, in the form of alternative delivery channels, such as online banking, banking by phone, and ATMs; a broad and diverse selection of products and services; interest rates and service fees that compare favorably with those of our competitors; and skilled and knowledgeable personnel to assist our customers with their financial needs. External factors that may impact our ability to compete include changes in local economic conditions and real estate values, changes in interest rates, and the consolidation of banks and thrifts within our marketplace.

In addition, the mortgage banking unit we acquired in the AmTrust acquisition originates one- to four-family loans for sale to Fannie Mae and Freddie Mac, and competes nationally with other mortgage brokers for this business.

We are subject to certain risks with respect to liquidity.

"Liquidity" refers to our ability to generate sufficient cash flows to support our operations and to fulfill our obligations, including commitments to originate loans, to repay our wholesale borrowings and other liabilities, and to satisfy the withdrawal of deposits by our customers.

Our primary sources of liquidity are the deposits we acquire in connection with our acquisitions and those we gather organically through our branch network, and brokered deposits; borrowed funds, primarily in the form of wholesale borrowings from the FHLB and various Wall Street brokerage firms; the cash flows generated through the repayment of loans and securities; and the cash flows from the sale of loans and securities. In addition, and depending on current market conditions, we have the ability to access the capital markets from time to time.

Deposit flows, calls of investment securities and wholesale borrowings, and prepayments of loans and mortgage-related securities are strongly influenced by such external factors as the direction of interest rates, whether actual or perceived; local and national economic conditions; and competition for deposits and loans in the markets we serve. Furthermore, changes to the FHLB's underwriting guidelines for wholesale borrowings or lending policies may limit or restrict our ability to borrow, and could therefore have a significant adverse impact on our liquidity. Additionally, replacing funds in the event of large-scale withdrawals of brokered deposits could require us to pay significantly higher interest rates on retail deposits or other wholesale funding sources, which would have an adverse impact on our net interest income and our earnings. A decline in available funding could adversely impact our ability to originate loans, invest in securities, and meet our expenses, or to fulfill such obligations as repaying our borrowings or meeting deposit withdrawal demands.

Our goodwill may be determined to be impaired.

We test goodwill for impairment on an annual basis, or more frequently, if necessary. Quoted market prices in active markets are the best evidence of fair value and are to be used as the basis for measuring impairment, when available. Other acceptable valuation methods include present-value measurements based on multiples of earnings or revenues, or similar performance measures. If we were to determine that the carrying amount of our goodwill exceeded its implied fair value, we would be required to write down the value of the goodwill on our balance sheet. This, in turn, would result in a charge against earnings and, thus, a reduction in our stockholders' equity.

We may not be able to attract and retain key personnel.

To a large degree, our success depends on our ability to attract and retain key personnel whose expertise, knowledge of our markets, and years of industry experience would make them difficult to replace. Competition for skilled leaders in our industry can be intense, and we may not be able to hire or retain the people we would like to have working for us. The unexpected loss of services of one or more of our key personnel could have a material adverse impact on our business, given the specialized knowledge of such personnel and the difficulty of finding qualified replacements on a timely basis. To attract and retain personnel with the skills and knowledge to support our business, we offer a variety of benefits that may reduce our earnings.

We are subject to environmental liability risk associated with our lending activities.

A significant portion of our loan portfolio is secured by real property. During the ordinary course of business, we may foreclose on, and take title to, properties securing certain loans. In doing so, there is a risk that hazardous or toxic substances could be found on these properties. If hazardous or toxic substances are found, we may be liable for remediation costs, as well as for personal injury and property damage. In addition, we own and operate certain properties that may be subject to similar environmental liability risks.

Environmental laws may require us to incur substantial expenses and may materially reduce the affected property's value or limit our ability to use or sell the affected property. In addition, future laws or more stringent interpretations or enforcement policies with respect to existing laws may increase our exposure to environmental liability. Although we have policies and procedures requiring the performance of an environmental site assessment before initiating any foreclosure action on real property, these assessments may not be sufficient to detect all potential environmental hazards. The remediation costs and any other financial liabilities associated with an environmental hazard could have a material adverse effect on our financial condition and results of operations.

Our business may be adversely impacted by acts of war or terrorism.

Acts of war or terrorism could have a significant adverse impact on our ability to conduct our business. Such events could affect the ability of our borrowers to repay their loans, could impair the value of the collateral securing our loans, and could cause significant property damage, thus increasing our expenses and/or reducing our revenues. In addition, such events could affect the ability of our depositors to maintain their deposits with the Banks. Although we have established disaster recovery policies and procedures, the occurrence of any such event could have a material adverse effect on our business which, in turn, could have a material adverse effect on our financial condition and results of operations.

We are subject to extensive laws, regulations, and regulatory enforcement.

We are subject to regulation, supervision, and examination by the New York State Banking Department, which is the chartering authority for both the Community Bank and the Commercial Bank; by the FDIC, as the insurer of the Banks' deposits; and by the Federal Reserve Bank.

Such regulation and supervision governs the activities in which a bank holding company and its banking subsidiaries may engage, and is intended primarily for the protection of the Deposit Insurance Fund, the banking system in general, and customers, and not for the benefit of a company's stockholders. These regulatory authorities have extensive discretion in connection with their supervisory and enforcement activities, including with respect to the imposition of restrictions on the operation of a bank or a bank holding company, the imposition of significant fines, the ability to delay or deny merger applications, the classification of assets by a bank, and the adequacy of a bank's allowance for loan losses, among other matters. Any failure to comply with, or any change in, such regulation and supervision, or change in regulation or enforcement by such authorities, whether in the form of policy, regulations, legislation, rules, orders, enforcement actions, or decisions, could have a material impact on the Company, our subsidiary banks, and our operations.

Our operations are also subject to extensive legislation enacted, and regulation implemented, by other federal, state, and local governmental authorities, and to various laws and judicial and administrative decisions imposing requirements and restrictions on part or all of our operations. While we believe that we are in compliance in all material respects with applicable federal, state, and local laws, rules, and regulations, including those pertaining to banking, lending, and taxation, among other matters, we may be subject to future changes in such laws, rules, and regulations that could have a material impact on our results of operations.

We may be required to pay significantly higher FDIC premiums, special assessments, or taxes that could adversely affect our earnings.

Market developments have significantly depleted the insurance fund of the FDIC and reduced the ratio of reserves to insured deposits. As a result, we may be required to pay significantly higher premiums or additional special assessments or taxes that could adversely affect our earnings. We are generally unable to control the amount of premiums that we are required to pay for FDIC insurance. If there are additional bank or financial institution failures, we may be required to pay even higher FDIC premiums than the higher levels imposed in 2009. These increases and any future increases or required prepayments in FDIC insurance premiums or taxes may materially adversely affect our results of operations.

We are subject to risks associated with taxation.

The amount of income taxes we are required to pay on our earnings is based on federal and state legislation and regulations. We provide for current and deferred taxes in our financial statements, based on our results of operations, business activity, legal structure, interpretation of tax statutes, assessment of risk of adjustment upon audit, and application of financial accounting standards. We may take tax return filing positions for which the final determination of tax is uncertain. Our net income and earnings per share may be reduced if a federal, state, or local authority assesses additional taxes that have not been provided for in our consolidated financial statements. There can be no assurance that we will achieve our anticipated effective tax rate either due to a change to tax law, a change in regulatory or judicial guidance, or an audit assessment which denies previously recognized tax benefits.

Recent legislative and regulatory proposals in response to developments in the financial markets may adversely affect our business and results of operations.

Legislation proposing significant structural reforms to the financial services industry is being considered in the U.S. Congress, including, among other things, the creation of a Consumer Financial Protection Agency, which would have broad authority to regulate financial service providers and financial products. In addition, the Federal Reserve Bank has proposed guidance on incentive compensation at the banking organizations it regulates and the United States Department of the Treasury and the federal banking regulators have issued statements calling for higher capital and liquidity requirements for banking organizations. Complying with any new legislative or regulatory requirements, and any programs established thereunder by federal and state governments to address the current economic crisis, could have an adverse impact on our results of operations, our ability to fill positions with the most qualified candidates available, and our ability to maintain our dividend.

We are subject to certain risks in connection with our use of technology.

Risks associated with systems failures, interruptions, or breaches of security:

Communications and information systems are essential to the conduct of our business, as we use such systems to manage our customer relationships, our general ledger, our deposits, and our loans. While we have established policies and procedures to prevent or limit the impact of systems failures, interruptions, and security breaches, there can be no assurance that such events will not occur or that they will be adequately addressed if they do. In addition, any compromise of our security systems could deter customers from using our web site and our online banking service, both of which involve the transmission of confidential information. Although we rely on commonly used security and processing systems to provide the security and authentication necessary to effect the secure transmission of data, these precautions may not protect our systems from compromises or breaches of security.

In addition, we outsource certain of our data processing to certain third-party providers. If our third-party providers encounter difficulties, or if we have difficulty in communicating with them, our ability to adequately process and account for customer transactions could be affected, and our business operations could be adversely impacted. Threats to information security also exist in the processing of customer information through various other vendors and their personnel.

The occurrence of any systems failure, interruption, or breach of security could damage our reputation and result in a loss of customers and business, could subject us to additional regulatory scrutiny, or could expose us to civil litigation and possible financial liability. Any of these occurrences could have a material adverse effect on our financial condition and results of operations.

Risks associated with changes in technology:

Financial products and services have become increasingly technology-driven. Our ability to meet the needs of our customers competitively, and in a cost-efficient manner, is dependent on our ability to keep pace with technological advances and to invest in new technology as it becomes available. Many of our competitors have greater resources to invest in technology than we do and may be better equipped to market new technology-driven products and services. The ability to keep pace with technological change is important, and the failure to do so on our part could have a material adverse impact on our business and therefore on our financial condition and results of operations.

We rely on the dividends we receive from our subsidiaries.

The Parent Company (i.e., the company on an unconsolidated basis) is a separate and distinct legal entity from the Banks, and a substantial portion of the revenues the Parent Company receives consists of dividends from the Banks. These dividends are the primary funding source for the dividends we pay on our common stock and the interest and principal payments on our debt. Various federal and state laws and regulations limit the amount of dividends that a bank may pay to its parent company. In addition, our right to participate in a distribution of assets upon the liquidation or reorganization of a subsidiary may be subject to the prior claims of the subsidiary's creditors. If the Banks are unable to pay dividends to the Company, we may not be able to service our debt, pay our obligations, or pay dividends on our common stock. The inability to receive dividends from the Banks could therefore have a material adverse effect on our business, our financial condition, and our results of operations, as well as our ability to maintain or increase the current level of cash dividends paid to our shareholders.

We are subject to certain risks in connection with our strategy of growing through mergers and acquisitions.

Mergers and acquisitions have contributed significantly to our growth in the past, and continue to be a key component of our business model. Accordingly, it is possible that we could acquire other financial institutions, financial service providers, or branches of banks in the future, including as part of one or more additional acquisitions from the FDIC acting in its capacity as receiver for such financial institutions. However, our ability to engage in future mergers and acquisitions depends on our ability to identify suitable merger partners and acquisition opportunities, our ability to finance and complete such transactions on acceptable terms and at acceptable prices, our ability to bid competitively for FDIC-assisted transactions, and our ability to receive the necessary regulatory and, where required, shareholder approvals.

Furthermore, mergers and acquisitions involve a number of risks and challenges, including:

- Our ability to integrate the branches and operations we acquire, and the internal controls and regulatory functions into our current operations;
- The diversion of management's attention from existing operations;
- Our ability to limit the outflow of deposits held by our new customers in the acquired branches and to successfully retain and manage the loans we acquire;
- Our ability to attract new deposits, and to generate new interest-earning assets, in geographic areas we have not previously served;
- Our success in deploying any cash received in a transaction into assets bearing sufficiently high yields without incurring unacceptable credit or interest rate risk;
- Our ability to control the incremental non-interest expense from the acquired branches in a manner that enables us to maintain a favorable overall efficiency ratio;
- Our ability to retain and attract the appropriate personnel to staff the acquired branches and conduct any acquired operations;
- Our ability to earn acceptable levels of interest and non-interest income, including fee income, from the acquired branches;
- Our ability to address an increase in working capital requirements; and
- Limitations on our ability to successfully reposition the post-merger balance sheet, when deemed appropriate.

As with any acquisition involving a financial institution, particularly one involving the transfer of a large number of bank branches as in our AmTrust acquisition, there may be business and service changes and disruptions that result in the loss of customers or cause customers to close their accounts and move their business to competing financial institutions. Integrating acquired branches is an operation of substantial size and expense, and may be affected by general market and economic conditions or government actions affecting the financial industry in general. Integration efforts will also likely divert our management's attention and resources. No assurance can be given that we will be able to integrate acquired branches successfully, and the integration process could result in the loss of key employees, the disruption of ongoing business, or inconsistencies in standards, controls, procedures, and policies that could adversely affect our ability to maintain relationships with clients, customers, depositors, and employees, or to achieve the anticipated benefits of an acquisition. We may also encounter unexpected difficulties or costs during the integration process that could adversely affect our earnings and financial condition, perhaps materially.

Additionally, no assurance can be given that the operation of acquired branches would not adversely affect our existing profitability; that we would be able to achieve results in the future similar to those achieved by our existing banking business; that we would be able to compete effectively in the market areas served by acquired branches; or that we would be able to manage any growth resulting from a transaction effectively. In particular, our ability to compete effectively in new markets is dependent on our ability to understand those markets and their competitive dynamics, and our ability to retain certain key employees from the acquired institution who know those markets better than we do.

Any of these factors, among others, could adversely affect our ability to achieve the anticipated benefits of any acquisitions we undertake.

The acquisition of assets and liabilities of financial institutions in FDIC-sponsored or assisted transactions involves risks similar to those faced when acquiring existing financial institutions, even though the FDIC might provide assistance to mitigate certain risks, e.g., entering into loss sharing arrangements. However, because such acquisitions are structured in a manner that does not allow the time normally associated with evaluating and preparing for the integration of an acquired institution, we face the additional risk that the anticipated benefits of such an acquisition may not be realized fully or at all, or within the time period expected.

Risks Specific to the AmTrust Acquisition

Changes in national, regional, and local economic conditions could lead to higher delinquencies or defaults in connection with the AmTrust acquisition, all of which may not be supported by the loss sharing agreements with the FDIC.

We acquired a significant nationwide portfolio of one- to four-family loans in the AmTrust acquisition. Although this loan portfolio was initially accounted for at fair value, there is no assurance that the loans we acquired will not become impaired, which may result in charge-offs to this portfolio. Fluctuations in national, regional, and local economic conditions may increase the level of charge-offs on the loans we acquired in the transaction and correspondingly reduce our net income. These fluctuations are not predictable, cannot be controlled, and may have a material adverse impact on our operations and financial condition even if other favorable events occur.

Although we have entered into loss sharing agreements which provide that the FDIC will bear a significant portion of any losses related to the loan portfolios we acquired in the AmTrust acquisition, we are not protected from all losses resulting from charge-offs with respect to the acquired loan portfolios. Additionally, the loss sharing agreements have limited terms; therefore, any charge-offs that we experience after the terms of the loss sharing agreements have ended may not be fully recoverable from the FDIC, which would negatively impact our net income.

Loans acquired in the AmTrust acquisition may not be covered by the loss sharing agreements if the FDIC determines that we have not adequately managed these agreements.

Although the FDIC has agreed to reimburse us for 80% of losses on covered loans up to $907.0 million and 95% of losses on covered loans beyond that amount, the FDIC has the right to refuse or delay payment for loan losses if the loss sharing agreements are not managed in accordance with their terms.

Loans originated by AmTrust's mortgage banking unit for sale may not be agency-conforming or provide required documentation.

The mortgage banking unit we acquired in the AmTrust acquisition originates one- to four-family loans throughout the country for sale to Fannie Mae and Freddie Mac. If a loan we originate is not in conformance with the pertinent guidelines, and/or Fannie Mae or Freddie Mac find that the documentation provided upon the sale of a loan was defective, we could be required to repurchase the loan for our own portfolio.

Risks Related to our Common Stock

The price of our common stock may fluctuate.

The market price of our common stock could be subject to significant fluctuations due to changes in sentiment in the market regarding our operations or business prospects. Among other factors, these risks may be affected by:

- operating results that vary from the expectations of our management or of securities analysts and investors;
- developments in our business or in the financial services sector generally;
- regulatory or legislative changes affecting our industry generally or our business and operations;
- operating and securities price performance of companies that investors consider to be comparable to us;
- changes in estimates or recommendations by securities analysts or rating agencies;
- announcements of strategic developments, acquisitions, dispositions, financings, and other material events by us or our competitors; and
- changes or volatility in global financial markets and economies, general market conditions, interest or foreign exchange rates, stock, commodity, credit, or asset valuations.

Furthermore, given recent and ongoing market and economic conditions, the market price of our common stock may be subject to further significant market fluctuations. The recession that began in the second half of 2007 has continued to have an adverse impact on real estate values; in addition, foreclosure filings are increasing and unemployment remains atypically high. These factors have negatively affected the credit performance of mortgage and other loans, and resulted in significant write-downs of asset values by financial institutions. The resulting economic pressure on property owners and other borrowers, and the lack of confidence in the financial markets in general, has adversely affected, and may continue to adversely affect, our business and results of operations.

In addition, stock markets around the world have experienced significant price and trading volume volatility, with shares of financial services firms being adversely impacted, in particular. While the U.S. and other governments continue to take action to restore confidence in the financial markets and to promote job creation and economic growth, continued or further market and economic turmoil could occur in the near or long term, which could negatively affect our business, financial condition and results of operations, and volatility in the price and trading volume of our common stock.

We may not pay dividends on our common stock.

Holders of our common stock are only entitled to receive such dividends as our Board of Directors may declare out of funds available for such payments under applicable law and regulatory guidance. Furthermore, regulatory agencies may impose further restrictions on the payment of dividends in the future. In addition, although we have historically declared cash dividends on our common stock, we are not required to do so. Any reduction of, or the elimination of, our common stock dividend in the future could adversely affect the market price of our common stock.

Our common stock is equity and is subordinate to our existing and future indebtedness and preferred stock.

Shares of our common stock are equity interests and do not constitute indebtedness. Accordingly, shares of our common stock rank junior to all indebtedness of, and other non-equity claims on, the Company with respect to assets available to satisfy claims. Additionally, holders of our common stock are subject to the prior dividend and liquidation rights of the holders of any series of preferred stock we may issue.

Various factors could make a takeover attempt of the Company more difficult to achieve.

Certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws, in addition to certain federal banking laws and regulations, could make it more difficult for a third party to acquire the Company without the consent of our Board of Directors, even if doing so were perceived to be beneficial to our stockholders. These provisions also make it more difficult to remove our current Board of Directors or management or to appoint new directors, and also regulate the timing and content of stockholder proposals and nominations, and qualification for service on our Board of Directors. In addition, we have entered into employment agreements with certain executive officers and directors that would require payments to be made to them in the event that their employment was terminated following a change in control of the Company or the Banks. These payments may have the effect of increasing the costs of acquiring the Company. The combination of these provisions could effectively inhibit a non-negotiated merger or other business combination, which could adversely impact the market price of our common stock.

If we defer payments on our trust preferred capital debt securities or are in default under the related indentures, we will be prohibited from making distributions on our common stock.

The terms of our outstanding trust preferred capital debt securities prohibit us from declaring or paying any dividends or distributions on our capital stock, including our common stock, or purchasing, acquiring or making a liquidation payment on such stock, if an event of default has occurred and is continuing under the applicable indenture, we are in default with respect to a guarantee payment under the guarantee of the related trust preferred securities, or we have given notice of our election to defer interest payments but the related deferral period has not yet commenced or a deferral period is continuing. In addition, without notice to, or consent from, the holders of our common stock, we may issue additional series of trust preferred capital debt securities with similar terms or enter into other financing agreements that limit our ability to purchase or pay dividends or distributions on our common stock.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 2. PROPERTIES

In addition to owning certain branches and other bank business facilities, we also lease a majority of our branch offices and facilities under various lease and license agreements that expire at various times. (Please see Note 10 to the Consolidated Financial Statements, "Commitments and Contingencies: Lease and License Commitments" in Item 8, "Financial Statements and Supplementary Data.") We believe that our facilities are adequate to meet our present and immediately foreseeable needs.

The Community Bank did not immediately acquire or lease the real estate, banking facilities, furniture, fixtures, or equipment of AmTrust as part of the Purchase and Assumption Agreement with the FDIC. However, the Community Bank has the option to purchase or lease these items from the FDIC. The terms of these options expire 170 days after December 4, 2009, unless extended by the FDIC. Acquisition costs of the real estate, banking facilities, furniture, fixtures, and equipment will be based on current appraisals and determined at a later date.

ITEM 3. LEGAL PROCEEDINGS

In the ordinary course of our business, we are defendants in or parties to a number of legal proceedings. We believe we have meritorious defenses with respect to these cases and intend to defend them vigorously.

ITEM 4. [RESERVED]

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

The common stock of the Company is traded on the New York Stock Exchange (the "NYSE") under the symbol "NYB."

At December 31, 2009, the number of outstanding shares was 433,197,332 and the number of registered owners was approximately 14,000. The latter figure does not include those investors whose shares were held for them by a bank or broker at that date.

Dividends Declared per Common Share and Market Price of Common Stock

The following table sets forth the dividends declared per common share, and the intra-day high/low price range and closing prices for the Company's common stock, as reported by the NYSE, in each of the four quarters of 2009 and 2008:

	Dividends Declared per Common Share	Market Price		
		High	Low	Close
2009				
1st Quarter	$0.25	$14.10	$ 7.69	$11.17
2nd Quarter	0.25	12.55	9.90	10.69
3rd Quarter	0.25	11.89	9.98	11.42
4th Quarter	0.25	14.81	10.35	14.51
2008				
1st Quarter	$0.25	$19.20	$14.48	$18.22
2nd Quarter	0.25	20.70	17.21	17.84
3rd Quarter	0.25	21.00	15.07	16.79
4th Quarter	0.25	18.05	10.31	11.96

Please see the discussion of "Liquidity" in Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," for information regarding restrictions on the Company's ability to pay dividends.

On July 6, 2009, our Chairman, President, and Chief Executive Officer, Joseph R. Ficalora, submitted to the NYSE his Annual CEO certification confirming our compliance with the NYSE's corporate governance listing standards, as required by Section 303A.12(a) of the NYSE Listed Company Manual.

Stock Performance Graph

Notwithstanding anything to the contrary set forth in any of the Company's previous filings under the Securities Act of 1933 or the Securities Exchange Act of 1934 that might incorporate future filings, including this Form 10-K, in whole or in part, the following stock performance graph shall not be incorporated by reference into any such filings.

The following graph provides a comparison of total shareholder returns on the Company's common stock since December 31, 2004 with the cumulative total returns of a broad market index and a peer group index. The S&P Mid-Cap 400 Index was chosen as the broad market index in connection with the Company's trading activity on the NYSE. The peer group index chosen was the SNL Bank and Thrift Index, which currently is comprised of 529 bank and thrift institutions, including the Company. The data for the indices included in the graph were provided by SNL Financial.

Comparison of 5-Year Cumulative Total Return
Among New York Community Bancorp, Inc.,
S&P Mid-Cap 400 Index, and SNL Bank and Thrift Index



140
120
100
80
60
40
20
DOLLARS
12/31/04
12/31/05
12/31/06
12/31/07
12/31/08
12/31/09
New York Community Bancorp, Inc.
S&P Mid-Cap 400 Index
SNL Bank and Thrift Index

ASSUMES $100 INVESTED ON DEC. 31, 2004
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING DEC. 31, 2009

	12/31/2004	12/31/2005	12/31/2006	12/31/2007	12/31/2008	12/31/2009
New York Community Bancorp, Inc.	$100.00	$ 85.01	$ 88.01	$101.89	$73.64	$ 97.58
S&P Mid-Cap 400 Index	$100.00	$112.55	$124.17	$134.07	$85.50	$117.46
SNL Bank and Thrift Index	$100.00	$101.57	$118.68	$ 90.50	$52.05	$ 51.35

Share Repurchase Program

From time to time, we repurchase shares of our common stock on the open market or through privately negotiated transactions, and hold such shares in our Treasury account. Repurchased shares may be utilized for various corporate purposes, including, but not limited to, merger transactions and the exercise of stock options.

During the three months ended December 31, 2009, we allocated $22,000 toward share repurchases, as outlined in the following table:

Period	(a) Total Number of Shares (or Units) Purchased[1]	(b) Average Price Paid per Share (or Unit)	(c) Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs[2]
Month #1: October 1, 2009 through October 31, 2009	1,943	$11.36	1,943	1,235,990
Month #2: November 1, 2009 through November 30, 2009	--	--	--	1,235,990
Month #3: December 1, 2009 through December 31, 2009	--	--	--	1,235,990
Total	1,943	$11.36	1,943	

(1) *All shares were purchased in privately negotiated transactions.*

(2) *On April 20, 2004, the Board authorized the repurchase of up to five million shares. Of this amount, 1,235,990 shares were still available for repurchase at December 31, 2009. Under said authorization, shares may be repurchased on the open market or in privately negotiated transactions until completion or the Board's earlier termination of the repurchase authorization.*

Use of Proceeds

In December 2009, we issued 69,000,000 shares in a common stock offering that generated net proceeds of $864.9 million. We contributed $827.0 million of these proceeds to the capital of the Community Bank, which will use this amount for its general corporate purposes. The filing date of the Automatic Shelf Registration Statement on Form S-3 (File No. 333-152147) relating to the stock offering was July 3, 2008. Credit Suisse Securities (USA) LLC acted as managing underwriter for the offering. The class of securities registered was common stock, par value $0.01 per share. The expenses incurred in connection with the stock offering were $32.1 million, including expenses paid to and for underwriters of $31.4 million and attorney and accounting fees of $707,000.

ITEM 6. SELECTED FINANCIAL DATA

(dollars in thousands, except share data)	At or For the Years Ended December 31,				
	2009[1]	2008	2007[2]	2006[3]	2005[4]
EARNINGS SUMMARY:					
Net interest income [5]	$905,325	$675,495	$616,530	$561,566	$595,367
Provision for loan losses	63,000	7,700	--	--	--
Non-interest income	157,639	15,529	111,092	88,990	97,701
Non-interest expense:					
Operating expenses	384,003	320,818	299,575	256,362	236,621
Debt repositioning charges	--	285,369	3,190	26,477	--
Termination of interest rate swaps	--	--	--	1,132	--
Amortization of core deposit intangibles	22,812	23,343	22,758	17,871	11,733
Income tax expense (benefit)	194,503	(24,090)	123,017	116,129	152,629
Net income [6][7][8]	398,646	77,884	279,082	232,585	292,085
Basic earnings per share [6][7][8]	$1.13	$0.23	$0.90	$0.82	$1.12
Diluted earnings per share [6][7][8]	1.13	0.23	0.90	0.81	1.11
Dividends paid per common share	1.00	1.00	1.00	1.00	1.00
SELECTED RATIOS:					
Return on average assets	1.20%	0.25%	0.94%	0.83%	1.17%
Return on average stockholders' equity	9.29	1.86	7.13	6.57	9.15
Operating expenses to average assets	1.15	1.03	1.01	0.91	0.95
Average stockholders' equity to average assets	12.89	13.41	13.21	12.60	12.83
Efficiency ratio	36.13	46.43	41.17	39.41	34.14
Interest rate spread [5]	2.98	2.25	2.11	2.02	2.59
Net interest margin [5]	3.12	2.48	2.38	2.27	2.74
Dividend payout ratio	88.50	434.78	111.11	123.46	90.09
BALANCE SHEET SUMMARY:					
Total assets	$42,153,869	$32,466,906	$30,579,822	$28,482,370	$26,283,705
Loans, net of allowance for loan losses	28,265,208	22,097,844	20,270,454	19,567,502	16,948,697
Allowance for loan losses	127,491	94,368	92,794	85,389	79,705
Securities held to maturity	4,223,597	4,890,991	4,362,645	2,985,197	3,258,038
Securities available for sale	1,518,646	1,010,502	1,381,256	1,940,787	2,379,214
Deposits	22,316,411	14,375,648	13,235,801	12,693,740	12,167,950
Borrowed funds	14,164,686	13,496,710	12,915,672	11,880,008	10,528,658
Stockholders' equity	5,366,902	4,219,246	4,182,313	3,689,837	3,324,877
Common shares outstanding	433,197,332	344,985,111	323,812,639	295,350,936	269,776,791
Book value per share [9]	$12.40	$12.25	$12.95	$12.56	$12.43
Stockholders' equity to total assets	12.73%	13.00%	13.68%	12.95%	12.65%
ASSET QUALITY RATIOS:					
Non-performing loans to total loans	2.04%	0.51%	0.11%	0.11%	0.16%
Non-performing assets to total assets	1.41	0.35	0.07	0.08	0.11
Allowance for loan losses to non-performing loans	22.05	83.00	418.14	402.72	289.17
Allowance for loan losses to total loans	0.45	0.43	0.46	0.43	0.47
Net charge-offs to average loans	0.13	0.03	0.00	0.00	0.00

(1) The Company acquired certain assets and liabilities of AmTrust Bank ("AmTrust") on December 4, 2009. Accordingly, the Company's 2009 earnings reflect 27 days of combined operations with AmTrust.

(2) The Company completed three business combinations in 2007: the acquisition of PennFed Financial Services, Inc. on April 2, 2007; the acquisition of Doral Bank, FSB's branch network in New York City and certain assets and liabilities on July 26, 2007; and the acquisition of Synergy Financial Group, Inc. on October 1, 2007. Accordingly, the Company's 2007 earnings reflect nine months, five months, and three months of combined operations with the respective institutions.

(3) The Company acquired Atlantic Bank of New York ("Atlantic Bank") on April 28, 2006. Accordingly, the Company's 2006 earnings reflect eight months of combined operations with Atlantic Bank.

(4) The Company acquired Long Island Financial Corp. on December 30, 2005, the last business day of the year.

(5) The 2008 amount/measure reflects the impact of a $39.6 million debt repositioning charge that was recorded in interest expense.

(6) Please see the comparison of our 2009 and 2008 earnings on pages 71 through 78 of this report for a discussion of certain gains and charges that increased/reduced our earnings in the respective periods.

(7) Please see the comparison of our 2008 and 2007 earnings on pages 78 through 83 of this report for a discussion of certain gains and charges that increased/reduced our earnings in the respective periods.

(8) The 2005 amount includes a pre-tax merger-related charge of $36.6 million, recorded in operating expenses, which resulted in an after-tax charge of $34.0 million, or $0.13 per diluted share.

(9) Excludes unallocated Employee Stock Ownership Plan ("ESOP") shares from the number of shares outstanding. Please see "book value per share" in the Glossary earlier in this report.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the purpose of this discussion and analysis, the words "we," "us," "our," and the "Company" are used to refer to New York Community Bancorp, Inc. and our consolidated subsidiaries, including New York Community Bank (the "Community Bank") and New York Commercial Bank (the "Commercial Bank") (collectively, the "Banks").

Executive Summary

As more fully discussed in the following pages, 2009 was a year of challenges—as the economy continued to falter—and achievements—as we expanded our franchise, increased our earnings, and enhanced our capital strength.

Challenges

The economic crisis that began in the second half of 2007 continued to adversely impact our nation, as unemployment rose, real estate values declined, and bankruptcies increased in 2009. For the first time in 26 years, unemployment grew to 10.1% in October, before retracting to 10.0% the following month. In December, home prices were down 2.5% year-over-year throughout the nation, and the number of businesses filing for bankruptcy rose 38% to 89,402 as the recession continued to impact small and large businesses alike.

In the Metro New York region, where most of the properties securing our loans are located, the statistics tell a similar tale of economic decline. In December 2009, unemployment rose to 10.4% in New York City, 7.0% on Long Island, and 9.8% in New Jersey, and home prices declined 6.3%, year-over-year, throughout Metro New York. In addition, 13.1% of Manhattan's office space was vacant in December, as compared to 10.2% in December 2008.

Not surprisingly, these increases had an effect on the quality of our assets, despite the strength of our underwriting standards and the unique character of our primary lending niche. As non-performing assets rose, together with our net charge-offs, we increased our provision for loan losses from $7.7 million in 2008 to $63.0 million, and our loan loss allowance from $94.4 million to $127.5 million at year-end 2009.

The recession also took a toll on certain of our investment securities, as the other-than-temporary impairment ("OTTI") losses we recorded reduced our 2009 earnings by $58.5 million, or $0.17 per diluted share. Our earnings growth was also subdued by the higher cost of FDIC deposit insurance, as the premiums paid by healthy banks were increased by the FDIC. As more and more borrowers fell victim to the prolonged recession, the number of bank failures rose from 25 in 2008 to 140 in 2009. To further replenish the Deposit Insurance Fund, the FDIC imposed a special assessment in the second quarter. As a result of these actions, our total FDIC-related expenses rose to $45.8 million in 2009 from $4.7 million in the year-earlier twelve months.

While these challenges were counterproductive to earnings, their impact was more than exceeded by the achievements noted below.

Achievements

In 2009, our consistent pursuit of the strategies that comprise our business model resulted in our best financial performance since 2004. While asset quality declined due to the aforementioned economic factors, we expanded our net interest margin, increased our net interest income, and grew our earnings and capital meaningfully over the course of the year.

Growth through Acquisitions

Capitalizing on the opportunity to grow through FDIC-assisted transactions, we acquired certain assets and assumed certain liabilities of AmTrust Bank ("AmTrust") on December 4, 2009. In addition to expanding our Community Bank franchise with the addition of 66 branches in Florida, Ohio, and Arizona, the AmTrust acquisition increased our interest-earning assets with loans of $5.0 billion and securities of $760.0 million, and enhanced our liquidity with an infusion of $4.0 billion in cash and cash equivalents. Furthermore, the acquisition enhanced our funding mix by providing deposits of $8.2 billion, in addition to $2.6 billion of wholesale borrowings.

The loans we acquired are covered by certain loss sharing agreements which reduce the risk of having acquired loans outside our traditional market and lending niche. Of the $5.0 billion in loans we acquired, $4.7 billion were one- to four-family credits; the remainder consisted primarily of home equity lines of credit ("HELOCs") and consumer loans. Under the terms of the loss sharing agreements, the FDIC will reimburse the Community Bank for 80% of losses up to $907.0 million and 95% of losses beyond that initial amount with respect to these "covered loans."

Another positive feature of the transaction was the potential for revenue enhancement, primarily through the addition of AmTrust's mortgage banking unit, which originates loans for sale to the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Mortgage Corporation ("Freddie Mac").

Although our 2009 earnings reflect less than a month of combined operations with AmTrust, we recorded a one-time bargain purchase gain in connection with the transaction that added $84.2 million to our 2009 earnings and $0.24 to our diluted earnings per share. Other immediate contributions to earnings from the AmTrust acquisition are discussed under "non-interest income" beginning on page 76 of this report.

Multi-family Lending

Multi-family loans continued to be our principal asset, notwithstanding the AmTrust-related growth of our one- to four-family mortgage loan portfolio. Although loan production was somewhat constrained by the general reluctance of property owners to refinance their loans or increase their real estate holdings, in view of current market conditions, we originated $1.9 billion of multi-family loans in 2009, and grew the multi-family loan portfolio by $1.0 billion, or 6.4%, to $16.7 billion at December 31st.

Asset Quality

While the quality of our assets declined as certain of our borrowers fell victim to the recession, our measures of asset quality continued to compare favorably with those of our industry peers. Non-performing loans rose $464.4 million year-over-year, to $578.1 million, equivalent to 2.04% of total loans at December 31st. Net charge-offs rose $23.8 million during this time, to $29.9 million, which represented 0.13% of average loans in 2009.

To mitigate, and manage, our credit risk, we limited our production of acquisition, development, and construction loans and commercial and industrial loans, and increased our loan loss provisions over the course of the year. We also stepped up our loan workout and collection efforts with the expansion of our Loan Recovery Unit. In addition, we focused our growth-through-acquisition strategy on FDIC-assisted acquisitions, to reduce the risk entailed in acquiring loans that we did not underwrite.

Net Interest Income

Net interest income continued to be our primary source of income and rose $229.8 million, or 34.0%, over the course of the year. Capitalizing on the level of short-term interest rates and the related steepness of the yield curve, we continued to lower our funding costs throughout 2009. In addition to allowing higher cost certificates of deposit ("CDs") to run off, and replacing them with lower-cost deposits, we repurchased certain REIT-preferred and trust preferred securities and exchanged 1.4 million of our Bifurcated Option Note Unit SecuritiES[SM] ("BONUSES units") for 4.8 million shares of our common stock. Together, the repurchase of debt and the debt exchange added $6.5 million after-tax, or $0.02 per diluted share, to our 2009 earnings, while at the same time contributing to the reduction in our cost of funds.

We also enhanced our funding mix through the AmTrust acquisition, with deposits representing 52.9% of total assets at December 31, 2009, an improvement from 44.3% at December 31, 2008.

While the average yields on our loans and assets declined, the impact was far exceeded by the benefit of substantial loan and asset growth. Reflecting both the loans we acquired and organic loan production, the average balance of loans rose $2.2 billion, or 10.3%, to $23.0 billion, and the average balance of interest-earning assets rose $1.8 billion to $29.0 billion, an increase of 6.8%.

The same factors that contributed to the growth of our net interest income contributed to the expansion of our net interest margin in 2009. At 3.12%, our margin was 64 basis points wider than the measure recorded in the prior year.

Efficiency

We measure our efficiency by monitoring the ratio of our operating expenses to the combination of our net interest income and non-interest income (together, our "revenues"). Although our operating expenses were increased by the addition of AmTrust's staff and operations and higher FDIC insurance-related expenses, the impact was exceeded by the increased revenues we produced. As a result, our efficiency ratio in 2009 was 36.13%.

Our efficiency was, in some part, enhanced by the integration of the data processing systems used by our Community Bank branches in New York and New Jersey. As a result, our customers in these branches now have the option of conducting their business in any of our 175 branches in these two states.

Capital Strength

While the actions we took in 2009 resulted in the growth of our assets, deposits, and franchise, they also resulted in a significant level of capital strength. Tangible stockholders' equity rose $1.1 billion, or 66.6%, to $2.8 billion, and our ratio of tangible equity to tangible assets rose 147 basis points to 7.13% at year-end. (Please see the reconciliation of our stockholders' equity and tangible stockholders' equity on page 85 of this report.)

These increases were, in large part, attributable to the positive response to our AmTrust acquisition, which was followed by a successful common stock offering. The offering generated net proceeds of $864.9 million and resulted in our issuing 69.0 million shares.

As a result of our actions in 2009, we ended the year with assets of $42.2 billion, deposits of $22.3 billion, and a book value of $12.40 per share. We also produced earnings of $398.6 million, equivalent to $1.13 per diluted share. Reflecting the strength of our capital, as well as that of our earnings, we distributed dividends of $347.6 million, collectively, to our investors, and maintained our quarterly cash dividend at $0.25 per share throughout the year.

Recent Events

Dividend Declaration

On January 26, 2010, the Board of Directors declared a quarterly cash dividend of $0.25 per share, payable on February 17, 2010 to shareholders of record at the close of business on February 5, 2010.

Critical Accounting Policies

We consider certain accounting policies to be critically important to the portrayal of our financial condition and results of operations, since they require management to make complex or subjective judgments, some of which may relate to matters that are inherently uncertain. The sensitivity of our consolidated financial statements to these critical accounting policies, and the judgments, estimates, and assumptions used therein, could have a material impact on our financial condition or results of operations.

We have identified the following to be critical accounting policies: the determination of the allowance for loan losses; the determination of whether an impairment of securities is other than temporary; the determination of the amount, if any, of goodwill impairment; and the valuation allowance for deferred tax assets.

The judgments used by management in applying these critical accounting policies may be influenced by a further and prolonged deterioration in the economic environment, which may result in changes to future financial results. In addition, the current economic environment has increased the degree of uncertainty inherent in our judgments, estimates, and assumptions.

Allowance for Loan Losses

The allowance for loan losses is increased by provisions for loan losses that are charged against earnings, and is reduced by net charge-offs and/or reversals, if any, that are credited to earnings. Loans are held by either the Community Bank or the Commercial Bank, and a separate loan loss allowance is established for each. In addition, except as otherwise noted below, the process for establishing the allowance for loan losses is the same for each of the Community Bank and the Commercial Bank. In determining the respective allowances for loan losses, management considers the Community Bank's and the Commercial Bank's current business strategies and credit processes, including compliance with conservative guidelines established by the respective Boards of Directors with regard to credit limitations, loan approvals, underwriting criteria, and loan workout procedures.

The allowances for loan losses are established based on our evaluation of the probable inherent losses in our portfolio in accordance with United States generally accepted accounting principles ("GAAP"). The allowances for loan losses are comprised of both specific valuation allowances and general valuation allowances which are determined in accordance with Financial Accounting Standards Board ("FASB") accounting standards.

Specific valuation allowances are established based on our analyses of individual loans that are considered impaired. If a loan is deemed to be impaired, management measures the extent of the impairment and establishes a specific valuation allowance for that amount. A loan is classified as "impaired" when, based on current information and events, it is probable that we will be unable to collect both the principal and interest due under the contractual terms of the loan agreement. We apply this classification as necessary to loans individually evaluated for impairment in our portfolios of multi-family; commercial real estate; acquisition, development, and construction; and commercial and industrial loans. Smaller balance homogenous loans and loans carried at the lower of cost or fair value are evaluated for impairment on a collective rather than an individual basis. We generally measure impairment on an individual loan and the extent to which a specific valuation allowance is necessary by comparing the loan's outstanding balance to either the fair value of the collateral, less the estimated cost to sell, or the present value of expected cash flows, discounted at the loan's effective interest rate. A specific valuation allowance is established when the fair value of the collateral, net of estimated costs, or the present value of the expected cash flows, is less than the recorded investment in the loan.

We also follow a process to assign general valuation allowances to loan categories. General valuation allowances are established by applying our loan loss provisioning methodology, and reflect the inherent risk in loans outstanding. Our loan loss provisioning methodology considers various factors in determining the appropriate quantified risk factors to use to determine the general valuation allowances. The factors assessed begin with the historical loan loss experience for each of the major loan categories we maintain. Our historical loan loss experience is then adjusted by considering qualitative or environmental factors that are likely to cause estimated credit losses associated with the existing portfolio to differ from historical loss experience, including, but not limited to, the following:

- Changes in lending policies and procedures, including changes in underwriting standards and collection, charge-off, and recovery practices;
- Changes in international, national, regional, and local economic and business conditions and developments that affect the collectability of the portfolio, including the condition of various market segments;
- Changes in the nature and volume of the portfolio and in the terms of loans;
- Changes in the volume and severity of past due loans, the volume of non-accrual loans, and the volume and severity of adversely classified or graded loans;
- Changes in the quality of our loan review system;
- Changes in the value of the underlying collateral for collateral-dependent loans;
- The existence and effect of any concentrations of credit, and changes in the level of such concentrations;
- Changes in the experience, ability, and depth of lending management and other relevant staff; and
- The effect of other external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in the existing portfolio.

By considering the factors discussed above, we determine quantified risk factors that are applied to each non-impaired loan or loan type in the loan portfolio to determine the general valuation allowances.

In recognition of recent macroeconomic and real estate market conditions, the time periods considered for historical loss experience are the last three years and the current period. We also evaluate the sufficiency of the overall allocations used for the loan loss allowance by considering the loss experience in the current calendar year.

The process of establishing the loan loss allowances also involves:

- Periodic inspections of the loan collateral by qualified in-house property appraisers/inspectors, as applicable;
- Regular meetings of executive management with the pertinent Board committee, during which observable trends in the local economy and/or the real estate market are discussed;
- Assessment by the pertinent Board of Directors of the aforementioned factors when making a business judgment regarding the impact of anticipated changes on the future level of loan losses; and
- Analysis of the portfolio in the aggregate, as well as on an individual loan basis, taking into consideration payment history, underwriting analyses, and internal risk ratings.

In order to determine their overall adequacy, each of the respective loan loss allowances is reviewed quarterly by management and by the Mortgage and Real Estate Committee of the Community Bank's Board of Directors or the Credit Committee of the Board of Directors of the Commercial Bank, as applicable.

We charge off loans, or portions of loans, in the period that such loans, or portions thereof, are deemed uncollectible. The collectability of individual loans is determined through an estimate of the fair value of the underlying collateral and/or an assessment of the financial condition and repayment capacity of the borrower.

The level of future additions to the respective loan loss allowances is based on many factors, including certain factors that are beyond management's control such as changes in economic and local market conditions, including declines in real estate values, and increases in vacancy rates and unemployment. Management uses the best available information to recognize losses on loans or to make additions to the loan loss allowances; however, the Community Bank and/or the Commercial Bank may be required to take certain charge-offs and/or recognize further additions to their loan loss allowances, based on the judgment of regulatory agencies with regard to information provided to them during their examinations of the Banks.

Investment Securities

The securities portfolio primarily consists of mortgage-related securities and, to a lesser extent, debt and equity ("other") securities. Securities that are classified as "available for sale" are carried at their estimated fair value, with any unrealized gains and losses, net of taxes, reported as accumulated other comprehensive income or loss in stockholders' equity. Securities that we have the intent and ability to hold to maturity are classified as "held to maturity" and carried at amortized cost, less the non-credit portion of OTTI recorded in accumulated other comprehensive loss, net of tax ("AOCL").

The fair values of our securities—and particularly our fixed-rate securities—are affected by changes in market interest rates and credit spreads. In general, as interest rates rise and/or credit spreads widen, the fair value of fixed-rate securities will decline; as interest rates fall and/or credit spreads tighten, the fair value of fixed-rate securities will increase. We regularly conduct a review and evaluation of the securities portfolio to determine if the decline in the fair value of any security below its carrying amount is other than temporary. If we deem any decline in value to be other than temporary, the security is written down to its current fair value, creating a new cost basis, and the resultant loss (other than OTTI on debt securities attributable to non-credit factors) is charged against earnings and recorded in non-interest income. Our assessment of a decline in fair value includes judgment as to the financial positions and future prospects of the entity that issued the investment security, as well as a review of the security's underlying collateral. Broad changes in the overall market or interest rate environment generally will not lead to a conclusion that an OTTI loss should be recognized on a particular security.

Prior to April 1, 2009, when the decline in fair value below an investment's carrying amount was deemed to be other than temporary, the investment was written down to fair value and the full amount of the write-down was charged to the income statement. A decline in fair value of an investment was deemed to be other than temporary if we did not expect to recover the carrying amount of the investment or we did not have the intent and ability to hold the investment to the anticipated recovery of its amortized cost. Effective April 1, 2009, with the adoption of revised OTTI accounting requirements issued by the FASB, unless we have the intent to sell, or it is more likely than not that we will be required to sell a security, an OTTI is recognized as a realized loss on the income statement to the extent that the decline in fair value is credit-related. The decline in value attributable to factors other than credit is charged to AOCL. If there is a decline in fair value of a security below its carrying amount and we have the intent to sell it, or it is more likely than not that we will be required to sell the security, the entire amount of the decline in fair value will be charged to the income statement.

At December 31, 2009, we had net unrealized losses of $1.2 million on available-for-sale securities. The securities impairments were deemed to be temporary and were principally based on the direct relationship of the declines in fair value to the movements in interest rates, including, in some cases, wider credit spreads; the effect of illiquidity on the market; the estimated remaining life and the credit quality of the investments; and our ability to hold, and our intent not to sell, before anticipated full recovery of amortized cost, which may not be until maturity. In contrast, we had net unrealized gains on held-to-maturity securities of $26.1 million.

Goodwill Impairment

Goodwill is presumed to have an indefinite useful life and is tested for impairment, rather than amortized, at the reporting unit level, at least once a year. The goodwill impairment analysis is a two-step test. The first step ("Step 1") is used to identify potential impairment, and involves comparing each reporting unit's estimated fair value to its carrying amount, including goodwill. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill is considered not to be impaired. If the carrying amount exceeds the estimated fair value, there is an indication of potential impairment and the second step ("Step 2") is performed to measure the amount.

Step 2 involves calculating an implied fair value of goodwill for each reporting unit for which impairment was indicated in Step 1. The implied fair value of goodwill is determined in a manner similar to the amount of goodwill calculated in a business combination, i.e., by measuring the excess of the estimated fair value of the reporting unit, as determined in Step 1, over the aggregate estimated fair values of the individual assets, liabilities, and identifiable intangibles, as if the reporting unit was being acquired in a business combination at the impairment test date. If the implied fair value of goodwill exceeds the carrying amount of goodwill assigned to the reporting unit, there is no impairment. If the carrying amount of goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess. An impairment loss cannot exceed the carrying amount of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted.

Quoted market prices in active markets are the best evidence of fair value and are used as the basis for measurement, when available. Other acceptable valuation methods include present-value measurements based on multiples of earnings or revenues, or similar performance measures. Differences in the identification of reporting units and in valuation techniques could result in materially different evaluations of impairment.

For the purpose of goodwill impairment testing, management has determined that the Company has one reporting unit. We performed our annual goodwill impairment test as of January 1, 2009, and determined that the fair value of the reporting unit was in excess of its carrying amount. Accordingly, as of the annual impairment test date, there was no indication of goodwill impairment.

Historically, we have used the quoted market price of our common stock on the impairment testing date as the basis for determining fair value. As of January 1, 2009, the quoted market price of our common stock was $11.96 per share, resulting in a market capitalization of $4.1 billion, as compared to a net book value (common stockholders' equity) of $4.2 billion at December 31, 2008. Given the negative variance of 2.4% in the Company's market capitalization, management enhanced the valuation methodology by using a discounted cash flow analysis ("DCFA"). The DCFA utilized observable market data to the extent available. The discount rates utilized in the DCFA reflected market-based estimates of capital costs and discount rates adjusted for management's assessment of a market participant's view with respect to execution, concentration, and other risks associated with the projected cash flows. The results of the DCFA yielded a net book value in excess of fair value. In addition to the DCFA, we reviewed the Company's average market price for the one-month period subsequent to December 31, 2008 and found that the average market price resulted in a market capitalization greater than the Company's book value per share.

Furthermore, management utilized a market premium approach to determine if there was any indication of goodwill impairment at January 1, 2009. This approach looks at the market value of the Company's common stock, and estimates the fair value of the Company based on the market value of the stock plus a control premium, and compares that value to the carrying amount of the Company's stockholders' equity. Under this method, management determined that there was no indication of goodwill impairment as of January 1, 2009. In determining the appropriate control premium, management took into consideration, among other factors, certain facts and circumstances unique to our company, as well as recent trends in market capitalization and control premiums used in comparable transactions.

We also performed our annual goodwill impairment test as of January 1, 2010 and found no indication of goodwill impairment.

Income Taxes

In estimating income taxes, management assesses the relative merits and risks of the tax treatment of transactions, taking into account statutory, judicial, and regulatory guidance in the context of our tax position. In this process, management also relies on tax opinions, recent audits, and historical experience. Although we use the best available information to record income taxes, underlying estimates and assumptions can change over time as a result of unanticipated events or circumstances such as changes in tax laws and judicial guidance influencing our overall or transaction-specific tax position.

We recognize deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and the carryforward of certain tax attributes such as net operating losses. A valuation allowance is maintained for deferred tax assets that we estimate are more likely than not to be unrealizable, based on available evidence at the time the estimate is made. In assessing the need for a valuation allowance, we estimate future taxable income, considering the feasibility of tax planning strategies and the realizability of tax loss carryforwards. Valuation allowances related to deferred tax assets can be affected by changes to tax laws, statutory tax rates, and future taxable income levels. In the event that we were to determine that we would not be able to realize all or a portion of our net deferred tax assets in the future, we would reduce such amounts through a charge to income tax expense in the period in which that determination was made. Conversely, if we were to determine that we would be able to realize our deferred tax assets in the future in excess of the net carrying amounts, we would decrease the recorded valuation allowance through a decrease in income tax expense in the period in which that determination was made. Subsequently recognized tax benefits associated with valuation allowances recorded in a business combination would be recorded as an adjustment to goodwill.

In July 2009, new tax laws were enacted that were effective for the determination of our New York City income tax liability for calendar year 2009. In general, these laws conformed the New York City tax rules to those of New York State. Included in these new tax laws is a provision which requires the inclusion of income earned by a subsidiary taxed as a real estate investment trust ("REIT") for federal tax purposes, regardless of the location in which the REIT subsidiary conducts its business or the timing of its distribution of earnings. As a result of certain earlier business combinations, we currently have six REIT subsidiaries. The inclusion of such income is phased in with full inclusion of income starting in 2011. This new tax law increased our income tax expense in 2009 by $1.6 million. Absent any change in the manner in which we conduct our business, current income tax expense is estimated to increase by approximately $1.3 million in 2010, with a larger increase starting in 2011.

Balance Sheet Summary

At December 31, 2009, our assets totaled $42.2 billion and were up $9.7 billion, or 29.8%, from the year-earlier amount. Asset growth was primarily due to the AmTrust acquisition, which provided one- to four-family mortgage and other loans of $5.0 billion; available-for-sale securities of $760.0 million; and cash and cash equivalents of $4.0 billion, including $3.2 billion in cash received from the FDIC. In addition to the assets acquired in the AmTrust acquisition, our asset growth stemmed from loan originations of $4.3 billion over the course of the year.

Similarly, total liabilities rose $8.5 billion, or 30.2%, year-over-year, to $36.8 billion, as deposits grew $7.9 billion, or 55.2%, to $22.3 billion, and borrowed funds rose $668.0 million to $14.2 billion. The increase in deposits was largely attributable to the AmTrust acquisition, which provided deposits of $8.2 billion at December 4, 2009. While the balance of borrowed funds was increased by the AmTrust acquisition, the extent of the increase was limited by our deployment of cash acquired in the transaction to pay down certain wholesale borrowings and repurchase certain debt.

Stockholders' equity rose $1.1 billion year-over-year to $5.4 billion, representing 12.73% of total assets and a book value of $12.40 per share. Tangible stockholders' equity rose $1.1 billion during this time to $2.8 billion, and represented 7.13% of tangible assets and a tangible book value of $6.53 per share. (Please see the reconciliations of stockholders' equity and tangible stockholders' equity and the related measures that appear on page 85 of this report.) The year-over-year increases in the respective balances were primarily attributable to the net proceeds of our common stock offering in December and the sale of shares through the direct purchase feature of our Dividend Reinvestment and Stock Purchase Plan ("DRP") during the year.

Loans

At December 31, 2009, loans represented $28.4 billion, or 67.4%, of total assets, as compared to $22.2 billion, or 68.4% of total assets, at December 31, 2008. Included in the year-end 2009 balance were the $5.0 billion of loans acquired in the AmTrust acquisition, all of which are subject to (i.e., covered by) our loss sharing agreements with the FDIC. These loans are referred to as "covered loans" on our Consolidated Statement of Condition at December 31, 2009. The remainder of the loan portfolio consisted of non-covered loans which were originated by the Company or, in some cases, acquired in our merger transactions prior to 2009.

Originations totaled $4.3 billion in 2009, a $1.6 billion reduction from the year-earlier total, as the decline in real estate values and economic weakness in our market discouraged multi-family and commercial real estate property owners from buying or refinancing properties. Included in the 2007 amount were loan originations for portfolio of $3.4 billion and originations of one- to four-family loans held for sale of $888.5 million. In 2008, originations of held-for-sale one- to four-family loans totaled $47.4 million; the significant increase in 2009 was attributable to originations by AmTrust's mortgage banking unit in December for sale to Fannie Mae and Freddie Mac.

Although originations declined year-over-year, so too did loan sales and repayments, from $4.1 billion in 2008 to $3.3 billion in 2009. Included in the 2009 amount were sales of one- to four-family loans totaling $835.7 million; of this amount, loans of $735.0 million were originated for sale by AmTrust; the remainder were originated through our third-party conduit.

Loan Origination Analysis

The following table summarizes our loan production for the years ended December 31, 2009 and 2008:

	For the Years Ended December 31,			
	2009		2008	
(dollars in thousands) Mortgage Loan Originations:	Amount	Percent of Total	Amount	Percent of Total
Multi-family	$1,927,240	45.02%	$3,200,364	54.42%
Commercial real estate	673,814	15.74	1,135,833	19.31
Acquisition, development, and construction	117,926	2.76	372,987	6.34
One- to four-family held for sale	888,527	20.76	47,385	0.81
One- to four-family held for portfolio	340	0.01	5,155	0.09
Total mortgage loan originations	3,607,847	84.29	4,761,724	80.97
Other Loan Originations:				
Commercial and industrial	656,008	15.32	1,099,123	18.69
Other	16,563	0.39	20,087	0.34
Total other loan originations	672,571	15.71	1,119,210	19.03
Total loan originations	$4,280,418	100.00%	$5,880,934	100.00%

Covered Loans

At December 31, 2009, covered loans consisted of $4.4 billion of one- to four-family loans (including both fixed and adjustable rate loans that were made to subprime, Alt-A, and prime borrowers); $309.9 million of other loans (HELOCs and consumer loans); and $351.2 million of loans held-for-sale that were originated by AmTrust's mortgage banking unit prior to the December 4th acquisition date. The latter loans are recorded in the Consolidated Statement of Condition as "covered loans held for sale."

Covered loans are referred to as such because they are subject to our loss sharing agreements with the FDIC. The loss sharing agreements require the FDIC to reimburse us for 80% of losses up to $907.0 million, and 95% of losses beyond that initial amount with respect to the covered loans. Please see page 60 of this report for a more detailed discussion of the FDIC loss sharing agreements to which all the covered loans are subject.

Non-covered Loans

Multi-family Loans

Multi-family loans are our principal asset, and non-luxury residential apartment buildings with below-market rents in the New York Metropolitan region constitute our primary lending niche. Consistent with our emphasis on multi-family lending, multi-family loan originations represented 45.0% of the loans we produced in 2009 and 71.6% of non-covered loans outstanding at December 31, 2009. Multi-family loans rose $1.0 billion year-over-year to $16.7 billion, reflecting originations of $1.9 billion over the twelve-month period. At December 31, 2009, the average multi-family loan had a principal balance of $4.0 million and the portfolio had an average loan-to-value ("LTV") ratio at origination of 61.0%, based on appraisals that primarily were received at the time of origination.

In 2009, loan production was primarily constrained by the decline in real estate values and by continued economic uncertainty. In addition, while competition for product was weak in the first half of the year, it began to pick up in the summer with the entry of new competitors and the return of Fannie Mae and Freddie Mac to our multi-family lending niche. We would expect to see a return to more normal loan production levels when the market becomes more stable and when an increase in market interest rates appears likely to occur.

Our multi-family loans are typically made to long-term owners of buildings with apartments that are subject to certain rent-control and rent-stabilization laws. Borrowers typically use the funds we provide to make improvements to the buildings and to certain apartments therein. Upon completion of these improvements, the property owners have the right to increase the rents paid by their tenants and, in doing so, can create more cash flows to borrow against in future years. To a lesser extent, we make loans to building owners seeking to expand their real estate holdings with the purchase of additional properties.

In addition to underwriting our multi-family loans on the basis of the buildings' income and condition, we consider the borrowers' credit history, profitability, and building management expertise. Borrowers are required to present evidence of their ability to repay the loan from the building's current rent rolls, their financial statements, and related documents.

Our multi-family loans typically feature a term of ten years, with a fixed rate of interest for the first five years of the loan, and an alternative rate of interest in years six through ten. The rate charged in the first five years is generally based on intermediate-term interest rates plus a spread. During years six through ten, the loan resets to an annually adjustable rate that is tied to the prime rate of interest, as reported in *The New York Times*, plus a spread. Alternately, the borrower may opt for a fixed rate that, until January 2009, was tied to the five-year Constant Maturity Treasury rate (the "five year CMT"). For loans originated since that date, the fixed rate in years six through ten has been tied to the fixed advance rate of the Federal Home Loan Bank ("FHLB") of New York (the "FHLB-NY"), plus a spread. The fixed-rate option also requires the payment of an amount equal to one percentage point of the then-outstanding loan balance. In either case, the minimum rate at repricing is equivalent to the rate in the initial five-year term.

As the rent roll increases, the typical property owner seeks to refinance the mortgage, and generally does so before the loan reprices in year six. While this cycle has repeated itself over the course of many decades, regardless of market interest rates and conditions, refinancing activity has been increasingly constrained by the uncertainty in the real estate market over the past two years, and is likely to be restrained while such uncertainty remains. Thus, in

2009, contrary to our historical experience, certain borrowers took the fixed rate option for years six through ten. Accordingly, the expected weighted average life of the multi-family loan portfolio was 4.2 years at the end of this December, as compared to 3.8 years at December 31, 2008.

Multi-family loans that refinance within the first five years are typically subject to an established prepayment penalty schedule. Depending on the remaining term of the loan at the time of prepayment, the penalties normally range from five percentage points to one percentage point of the then-current loan balance. If a loan extends past the fifth year and the borrower selects the fixed rate option, the prepayment penalties typically reset to a range of five points to one point over years six through ten.

Prepayment penalties are recorded as interest income and are therefore reflected in the average yields on our loans and assets, our interest rate spread and net interest margin, and the level of net interest income we record.

Our success in our primary lending niche partly reflects the solid relationships we have developed with the market's leading mortgage brokers, who are familiar with our lending practices, our underwriting standards, and our long-standing practice of basing our loans on the cash flows produced by the properties. Because the multi-family market is largely broker-driven, the process of producing such loans is significantly expedited, with loans taking four to six weeks to process, and the related expenses being substantially reduced.

At December 31, 2009, $16.4 billion, or 98.3%, of our multi-family loans were secured by rental apartment buildings, with the remainder of the portfolio being secured by underlying mortgages on cooperative apartment buildings. In addition, 75.4% of our multi-family loans were secured by buildings in New York City, with Manhattan accounting for the largest share. Of the loans secured by buildings that are outside New York City, the State of New York was home to 5.8% of our multi-family credits, with New Jersey and Pennsylvania accounting for 8.8% and 4.0%, respectively. The remaining 6.0% of multi-family loans were secured by buildings outside our primary market.

Our emphasis on multi-family loans is driven by several factors, including their structure, which reduces our exposure to interest rate volatility to some degree. Another factor driving our focus on multi-family lending has been the comparative quality of the loans in our specific niche. Notwithstanding an increase in non-performing multi-family loans in the current credit cycle, the amount of charged-off multi-family loans has, to date, been limited and has largely consisted of out-of-market non-niche loans. We attribute the difference between the amount of non-performing loans we record and the actual losses we take to our underwriting standards and the generally conservative LTV ratios on the multi-family loans we produce.

We primarily underwrite our multi-family loans based on the current cash flows produced by the building, with a reliance on the "income" approach to appraising the properties, rather than the "sales" approach. The sales approach is subject to fluctuations in the real estate market, as well as general economic conditions, and is therefore liable to be more risky in the event of a downward credit cycle. We also consider a variety of other factors, including the physical condition of the underlying property; the net operating income of the mortgaged premises prior to debt service and depreciation; the debt service coverage ratio, which is the ratio of the property's net operating income to its debt service; and the ratio of the loan amount to the appraised value of the property. The multi-family loans we are originating today generally represent no more than 75% of the lower of the appraised value or the sales price of the underlying property, and typically feature an amortization period of up to 30 years. In addition to requiring a minimum debt service coverage ratio of 120% on multi-family buildings, we obtain a security interest in the personal property located on the premises, and an assignment of rents and leases.

Accordingly, while our multi-family lending niche has not been immune to the downturn of the credit cycle, we continue to believe that the multi-family loans we produce involve less credit risk than certain other types of loans. In general, buildings that are subject to rent regulation have tended to be stable, with occupancy levels remaining more or less constant over time. Because the rents are typically below market and the buildings securing our loans are generally maintained in good condition, we believe that they are reasonably likely to retain their tenants in adverse economic times.

In a ruling that was contrary to a 1996 advisory opinion from the New York State Division of Housing and Community Renewal that owners of housing units who benefited from the receipt of "J-51" tax incentives under the Rent Stabilization Law are eligible to decontrol luxury apartments, the New York State Court of Appeals ruled, on

October 22, 2009, that residential housing units located in two major housing complexes in New York City had been illegally decontrolled by the current and previous property owners.

Although we are a major producer of multi-family loans in New York City, the loans on these two properties are not in our portfolio. In addition, because we underwrite our multi-family loans on the basis of the current cash flows generated by the underlying properties—excluding any J-51 real estate tax benefits received by the property owners—our business model is not dependent upon lending to property owners who place an emphasis on luxury decontrol. Accordingly, this ruling has not had a material impact on our multi-family loan portfolio.

Commercial Real Estate ("CRE") Loans

CRE loans represented $673.8 million, or 15.7%, of the year's originations, as compared to $1.1 billion, or 19.3%, of the loans produced in 2008. While the growth of the portfolio was tempered by the level of repayments, CRE loans totaled $5.0 billion at the end of this December, a $435.1 million increase from the balance recorded at December 31, 2008. At December 31, 2009, CRE loans represented 21.3% of non-covered loans outstanding, as compared to 20.5% at the prior year-end. The average CRE loan had a principal balance of $2.8 million at the end of this December, and the portfolio had an average LTV ratio at origination of 54.2%.

At December 31, 2009, 60.2% of our CRE loans were secured by properties in New York City, with properties on Long Island and in New Jersey accounting for 17.2% and 11.7%, respectively. The CRE loans we produce are secured by income-producing properties such as office buildings, retail centers, mixed-use buildings, and multi-tenanted light industrial properties.

The pricing of our CRE loans is structured along the same lines as our multi-family credits, i.e., with a fixed rate of interest for the first five years of the loan that is generally based on intermediate-term interest rates plus a spread. During years six through ten, the loan resets to an annually adjustable rate that is tied to the prime rate of interest, as reported in *The New York Times*, plus a spread. Alternately, the borrower may opt for a fixed rate that, until January 2009, was tied to the five-year CMT. For loans originated since that date, the fixed rate in years six through ten has been tied to the fixed advance rate of the FHLB-NY plus a spread. The fixed-rate option also requires the payment of an amount equal to one percentage point of the then-outstanding loan balance. In either case, the minimum rate at repricing is equivalent to the rate in the initial five-year term.

Prepayment penalties also apply, with five percentage points of the then-current balance generally being charged on loans that refinance in the first year, scaling down to one percentage point of the then-current balance on loans that refinance in year five. Our CRE loans tend to refinance within five years of origination. Accordingly, the expected weighted average life of the portfolio was 3.9 years at December 31, 2009 and 3.4 years at December 31, 2008. If a loan remains outstanding in the sixth year, and the borrower selects the fixed-rate option, a schedule of prepayment penalties ranging from five points to one point begins again in year six.

The repayment of loans secured by commercial real estate is often dependent on the successful operation and management of the underlying properties. To minimize our credit risk, we originate CRE loans in adherence with conservative underwriting standards, and require that such loans qualify on the basis of the property's current income stream and debt service coverage ratio. The approval of a loan also depends on the borrower's credit history, profitability, and expertise in property management, and generally requires a minimum debt service coverage ratio of 130% and a maximum LTV ratio of 65%. In addition, the origination of CRE loans typically requires a security interest in the personal property of the borrower and/or an assignment of the rents and/or leases.

Acquisition, Development, and Construction ("ADC") Loans

While the growth of our loan portfolio was fueled by multi-family and CRE lending, the increase was tempered by a reduction in ADC loans. In the interest of reducing our exposure to credit risk at a time when real estate values have been declining, we have, for the most part, limited our production of ADC loans since the second half of 2007 to advances that were committed prior to the onset of the credit cycle turn. As a result, originations declined by $255.1 million, or 68.4%, from the year-earlier volume to $117.9 million in 2009. ADC loans represented $666.4 million, or 2.9%, of total non-covered loans at December 31, 2009, representing a 14.4% reduction from $778.4 million at December 31, 2008.

At December 31, 2009, 60.2% of the loans in our ADC portfolio were for land acquisition and development; the remaining 39.8% consisted of loans that were provided for the construction of owner-occupied homes and commercial properties. Such loans are typically originated for terms of 18 to 24 months, and feature a floating rate of interest tied to prime, and a floor. They also generate origination fees that are recorded as interest income and amortized over the lives of the loans.

In addition, 68.9% of the loans in the ADC portfolio were for properties in New York City, with Manhattan accounting for more than half of New York City's share. Long Island accounted for 20.5% of our ADC loans, with other parts of New York State and New Jersey accounting for 6.4%, combined. In previous years, limited ADC lending was done outside our immediate market and, even then, to borrowers we had lent to successfully within our marketplace.

Because ADC loans are generally considered to have a higher degree of credit risk, especially during a downturn in the credit cycle, borrowers are required to provide a personal guarantee of repayment and completion during construction. The risk of loss on an ADC loan is largely dependent upon the accuracy of the initial appraisal of the property's value upon completion of construction; the estimated cost of construction, including interest; and the estimated time to complete and/or sell or lease such property. If the appraised value proves to be inaccurate, the cost of completion is greater than expected, or the length of time to complete and/or sell or lease the collateral property is greater than anticipated, the property could have a value upon completion that is insufficient to assure full repayment of the loan. At December 31, 2009, 11.9% of the loans in our ADC loan portfolio were non-performing, a result of the downturn in the credit cycle, and an indication of the length of time it has taken certain borrowers to sell or lease the properties underlying their loans.

When applicable, as a condition to closing a construction loan, it is our practice to require that residential properties be pre-sold or that borrowers secure permanent financing commitments from a recognized lender for an amount equal to, or greater than, the amount of our loan. In some cases, we ourselves may provide permanent financing. We typically require pre-leasing for loans on commercial properties.

One- to Four-Family Loans

Although we offer one- to four-family loans, it has long been our policy to produce such loans on a pass-through basis only, and to sell the loans we originate to the third-party conduit shortly after they close. Reflecting this practice, as well as repayments of seasoned loans that were produced before its adoption or were acquired in our pre-AmTrust merger transactions, non-covered one- to four-family loans declined $50.2 million year-over-year to $216.1 million, and represented less than 1% of total non-covered loans at December 31, 2009.

In connection with this practice, we participate in a private-label program with a nationally recognized third-party mortgage originator (the "conduit"), based on defined underwriting criteria. The loans are marketed through our branches, including those acquired in the AmTrust acquisition, as well as on our web sites. The loans that we originate through the conduit program generate fees that are recorded as "other non-interest income" in our Consolidated Statements of Income and Comprehensive Income.

In addition to ensuring that our customers are provided with an extensive range of one- to four-family products, the conduit arrangement supports two of our primary objectives: managing our exposure to interest rate risk and maintaining our efficiency.

With the addition of AmTrust's mortgage banking unit, we now originate a far greater number of one- to four-family loans than we did before the acquisition, specifically consisting of agency-conforming loans for sale to Fannie Mae and Freddie Mac. The loans originated through the mortgage banking unit are made to borrowers on a nationwide platform, and in future periods will be reflected on the Consolidated Statement of Condition, together with the loans originated through our conduit program, as "non-covered one- to four-family loans held for sale."

Other Loans

Our portfolio of other loans also declined in 2009, by $101.8 million, to $771.6 million at December 31st. Commercial and industrial ("C&I") loans accounted for $653.2 million of other loans at the end of December, as compared to $713.1 million at December 31, 2008. Of the $672.6 million of other loans produced in the past four quarters, C&I loan originations accounted for $656.0 million, or 97.5%.

C&I loans are tailored to meet the specific needs of our borrowers, and include term loans, demand loans, revolving lines of credit, letters of credit, and loans that are partly guaranteed by the Small Business Administration. A broad range of C&I loans, both collateralized and unsecured, are made available to businesses for working capital (including inventory and accounts receivable), business expansion, the purchase of machinery and equipment, and other general corporate needs. In determining the tenor and structure of a C&I loan, several factors are considered, including its purpose, the collateral, and the anticipated sources of repayment. C&I loans are typically secured by business assets and personal guarantees of the borrower, and include financial covenants to monitor the borrower's financial stability.

The interest rates on C&I loans can be fixed or floating, with floating rate loans being tied to prime or some other market index, plus an applicable spread. Depending on the profitability of our relationship with the borrower, our floating rate loans may or may not feature a floor rate of interest.

A benefit of C&I lending is the opportunity to establish full-scale banking relationships with our C&I customers. As a result, many of our borrowers provide us with deposits, and many take advantage of our cash management, investment, and trade finance services.

The remainder of the portfolio of other loans consists primarily of home equity loans and lines of credit, as well as a variety of consumer loans, most of which were originated by our pre-AmTrust merger partners prior to their joining the Company. We currently do not offer home equity loans or lines of credit.

Geographical Analysis of the Loan Portfolio

The following table presents a geographical analysis of our multi-family, CRE, and ADC loans (all of which are non-covered loans) at December 31, 2009:

	At December 31, 2009					
	Multi-family Loans		Commercial Real Estate Loans		Acquisition, Development, and Construction Loans	
(dollars in thousands)	Amount	Percent of Total	Amount	Percent of Total	Amount	Percent of Total
New York City:						
Manhattan	$ 5,306,808	31.71%	$1,834,807	36.78%	$271,419	40.73%
Brooklyn	2,986,082	17.84	390,303	7.82	91,040	13.66
Bronx	2,329,002	13.91	192,233	3.85	17,827	2.68
Queens	1,889,069	11.29	529,423	10.61	53,541	8.03
Staten Island	116,278	0.69	56,632	1.14	25,001	3.75
Total New York City	$12,627,239	75.44%	$3,003,398	60.20%	$458,828	68.85%
Long Island	450,450	2.69	859,574	17.23	136,513	20.48
Other New York State	521,557	3.12	113,009	2.27	2,891	0.43
New Jersey	1,465,753	8.76	582,672	11.68	39,892	5.99
Pennsylvania	664,168	3.97	262,105	5.25	--	--
All other states	1,008,554	6.02	167,891	3.37	28,316	4.25
Total	$16,737,721	100.00%	$4,988,649	100.00%	$666,440	100.00%

The covered loans acquired in the AmTrust acquisition were made to borrowers throughout the United States, primarily for the purchase or refinancing of one- to four-family homes.

Loan Portfolio Analysis

The following table summarizes the composition of our loan portfolio at each year-end for the five years ended December 31, 2009:

	At December 31,										
	2009			2008		2007		2006		2005	
(dollars in thousands)	Amount	Percent of Total Loans	Percent of Non-covered Loans	Amount	Percent of Total Loans	Amount	Percent of Total Loans	Amount	Percent of Total Loans	Amount	Percent of Total Loans
Non-covered Mortgage Loans:											
Multi-family	$16,737,721	58.94%	71.59%	$15,728,264	70.85%	$14,052,298	69.00%	$14,529,097	73.93%	$12,854,188	75.49%
Commercial real estate	4,988,649	17.57	21.34	4,553,550	20.51	3,828,334	18.80	3,114,440	15.85	2,888,294	16.96
Acquisition, development, and construction	666,440	2.35	2.85	778,364	3.51	1,138,851	5.59	1,102,732	5.61	856,651	5.03
One- to four-family	216,078	0.76	0.92	266,307	1.20	380,824	1.87	230,508	1.17	254,510	1.49
Total non-covered mortgage loans	$22,608,888	79.62	96.70	$21,326,485	96.07	$19,400,307	95.26	$18,976,777	96.56	$16,853,643	98.97
Non-covered Other Loans:											
Commercial and industrial	653,159	2.30	2.79	713,099	3.21	705,810	3.47	643,116	3.27	152,638	0.90
Other loans	118,445	0.42	0.51	160,340	0.72	259,395	1.27	33,677	0.17	22,855	0.13
Total non-covered other loans	771,604	2.72	3.30	873,439	3.93	965,205	4.74	676,793	3.44	175,493	1.03
Total non-covered loans	$23,380,492	82.34	100.00%								
Net deferred loan origination fees	(3,893)			(7,712)		(2,264)		(679)		(734)	
Allowance for loan losses	(127,491)			(94,368)		(92,794)		(85,389)		(79,705)	
Total non-covered loans, net	$23,249,108			$22,097,844		$20,270,454		$19,567,502		$16,948,697	
Total covered loans[(1)]	5,016,100	17.66		--	--	--	--	--	--	--	--
Total loans, net	$28,265,208	100.00%		$22,097,844	100.00%	$20,270,454	100.00%	$19,567,502	100.00%	$16,948,697	100.00%

(1) Covered loans include $4.7 billion of one- to four-family loans (of which $351.3 million were held for sale) and $309.9 million of other loans at December 31, 2009. We had no covered loans at any of the prior year-ends.

Lending Authority

The loans we originate for portfolio are subject to federal and state laws and regulations, and are underwritten in accordance with loan underwriting policies and procedures approved by the Mortgage and Real Estate Committee of the Board of Directors of the Community Bank (the "Mortgage Committee"), the Credit Committee of the Board of Directors of the Commercial Bank (the "Credit Committee"), and the respective Boards of Directors.

In accordance with the Banks' policies, all loans of $10.0 million or more are reported to the respective Boards of Directors. In 2009, 52 loans of $10.0 million or more were originated by the Banks, with an aggregate loan balance of $1.2 billion at origination. In 2008, 104 such loans were originated by the Banks, with an aggregate loan balance at origination of $2.7 billion.

We also place a limit on the amount of loans that may be made to one borrower. At December 31, 2009, the largest concentration of loans to one borrower consisted of a $479.5 million multi-family loan provided by the Community Bank to Riverbay Corporation—Co-op City, a residential community with 15,372 units in the Bronx, New York, which was created under New York State's Mitchell-Lama Housing Program in the late 1960s to provide affordable housing for middle-income residents of the State. The loan was originated on September 30, 2004 at an interest rate of 5.20%. At October 1, 2009, the interest rate on the loan was 6.20%. As of December 31, 2009, the loan has been current since its origination.

Mortgage Banking Unit

With the AmTrust acquisition, we acquired a mortgage banking unit that is currently originating only agency-conforming one- to four-family loans for sale to Fannie Mae and Freddie Mac. In connection with the activities of the mortgage banking unit, we have certain interest rate lock commitments to fund loans and other derivative financial instruments that obligate us to sell loans at specific dates in the future at specified prices. These commitments are considered derivatives, and are carried at fair value.

Most forward commitments to sell are entered into with primary dealers. Entering into commitments to sell loans can pose a risk if we are not able to deliver the loans on the appropriate delivery date. If we are unable to meet our obligation, we may be required to pay a fee to the counterparty.

We may retain the servicing on loans that we sell, in which case we would recognize a mortgage servicing right ("MSR") asset. We estimate prepayment rates based on current interest rate levels, other economic conditions, and market forecasts, as well as relevant characteristics of the servicing portfolio. Generally, when market interest rates decline, prepayments increase as customers refinance their existing mortgages under more favorable interest rate terms. When a mortgage prepays, or when loans are expected to prepay earlier than originally expected, the anticipated cash flows associated with servicing these loans are terminated or reduced, resulting in a reduction to the fair value of the capitalized MSRs and a reduction in earnings. MSRs are recorded at fair value, with changes in fair value recorded as a component of non-interest income in each period.

Loan Maturity and Repricing Analysis

The following table sets forth the maturity or period to repricing of our loan portfolio at December 31, 2009. Loans that have adjustable rates are shown as being due in the period during which the interest rates are next subject to change.

	Covered and Non-covered Loans at December 31, 2009					
(in thousands)	Multi-Family	Commercial Real Estate	Acquisition, Development, and Construction	One- to Four-Family	Other	Total Loans
Amount due:						
Within one year	$ 2,055,458	$ 731,885	$655,619	$1,456,231	$ 864,196	$ 5,763,389
After one year:						
One to five years	11,708,252	3,017,927	10,344	1,952,709	153,895	16,843,127
Over five years	2,974,011	1,238,837	477	1,513,355	63,396	5,790,076
Total due or repricing after one year	14,682,263	4,256,764	10,821	3,466,064	217,291	22,633,203
Total amounts due or repricing, gross	$16,737,721	$4,988,649	$666,440	$4,922,295	$1,081,487	$28,396,592

The following table sets forth, as of December 31, 2009, the dollar amount of all loans due after December 31, 2010, and indicates whether such loans have fixed or adjustable rates of interest.

	Due after December 31, 2010		
(in thousands)	Fixed	Adjustable	Total
Mortgage Loans:			
Multi-family	$4,125,900	$10,556,363	$14,682,263
Commercial real estate	1,371,989	2,884,775	4,256,764
Acquisition, development, and construction	10,821	--	10,821
One- to four-family	2,174,766	1,291,298	3,466,064
Total mortgage loans	7,683,476	14,732,436	22,415,912
Other loans	215,693	1,598	217,291
Total loans	$7,899,169	$14,734,034	$22,633,203

Outstanding Loan Commitments

At December 31, 2009, we had outstanding loan commitments of $1.4 billion, including commitments to originate $232.1 million of multi-family loans; $50.3 million of CRE loans; $173.1 million of ADC loans; and $517.6 million of other loans, including $473.7 million of unadvanced lines of credit. Commitments to originate one- to four-family loans (all of which will be sold) totaled $474.4 million at December 31, 2009, as compared to $27.1 million at December 31, 2008, with the difference primarily being attributable to AmTrust's mortgage banking unit.

In addition to loan commitments, we had commitments to issue financial stand-by, performance, and commercial letters of credit totaling $48.0 million at December 31, 2009. The commitments featured terms ranging from one to three years and are collateralized.

Financial stand-by letters of credit primarily are issued for the benefit of other financial institutions or municipalities, on behalf of certain of our current borrowers, and obligate us to guarantee payment of a specified financial obligation.

Performance letters of credit are primarily issued for the benefit of local municipalities on behalf of certain of our borrowers. These borrowers are mainly developers of residential subdivisions with whom we currently have a lending relationship. Performance letters of credit obligate us to make payments in the event that a specified third party fails to perform under non-financial contractual obligations.

Commercial letters of credit act as a means of ensuring payment to a seller upon shipment of goods to a buyer. Although commercial letters of credit are used to effect payment for domestic transactions, the majority are used to settle payments in international trade. Typically, such letters of credit require presentation of documents that describe the commercial transaction, and provide evidence of shipment and the transfer of title.

The fees we collect in connection with the issuance of letters of credit are included in "fee income" in the Consolidated Statements of Income and Comprehensive Income.

Asset Quality

The economic crisis that began in the second half of 2007 showed few signs of abating as unemployment continued to rise, more businesses faltered, and real estate values declined through most of 2009. Although the initial shock of the crisis faded away, its far-reaching impact continued, posing a challenge to both borrowers and lenders alike.

The following discussion refers to our non-covered loans only, as the covered loans we acquired in the AmTrust acquisition are considered to be performing, as discussed on page 60 under "Covered Loans."

The impact of these economic forces was reflected in our non-performing assets and net charge-offs, both of which rose substantially in 2009. At $29.9 million, net charge-offs represented 0.13% of average loans in 2009, as compared to $6.2 million, representing 0.03% of average loans, in 2008. Multi-family loans accounted for $15.3 million of the 2009 net charge-offs, with ADC loans and other loans accounting for $6.0 million and $7.8 million, respectively. In 2008, the majority of our net charge-offs consisted of ADC and other loans.

Non-performing loans rose to $578.1 million in 2009 from the prior year's $113.7 million, and represented 2.04% and 0.51% of total loans, respectively. The increase in non-performing loans was attributable to a $455.2 million rise in non-accrual mortgage loans to $557.1 million and a $9.2 million rise in non-accrual other loans to $20.9 million. The increase in non-accrual mortgage loans was largely due to a $340.0 million increase in loans secured by multi-family buildings, most of which were located outside our primary lending niche, as described earlier under "Multi-family Loans." Although the reasons for this increase vary from credit to credit, such loans do not typically result in significant losses, given the value of the cash flows such buildings generate.

A loan generally is classified as a "non-accrual" loan when it is over 90 days past due. When a loan is placed on non-accrual status, we cease the accrual of interest owed, and previously accrued interest is reversed and charged against interest income. A loan is generally returned to accrual status when the loan is less than 90 days past due and we have reasonable assurance that the loan will be fully collectible.

Non-performing loans are reviewed regularly by management and reported on a monthly basis to the Mortgage Committee, the Credit Committee, and the Boards of Directors of the Banks. When necessary, non-performing loans are written down to their current appraised values, less certain transaction costs. Workout specialists from our Loan Recovery Unit actively pursue borrowers who are delinquent in repaying their loans in an effort to collect payment. In addition, outside counsel with experience in foreclosure proceedings are retained to institute such action with regard to such borrowers.

Properties that are acquired through foreclosure are classified as "other real estate owned" ("OREO"), and recorded at the lower of the unpaid principal balance or fair value at the date of acquisition, less the estimated cost of selling the property. At December 31, 2009, OREO totaled $15.2 million as compared to $1.1 million at the previous year-end.

It is our policy to require an appraisal and environmental assessment of properties classified as OREO before foreclosure, and to re-appraise the properties on an as-needed basis until they are sold. We dispose of such properties as quickly and prudently as possible, given current market conditions and the property's condition.

Reflecting the increase in non-performing loans and OREO, non-performing assets rose $478.5 million year-over-year to $593.3 million, representing 1.41% of total assets at December 31, 2009. At December 31, 2008, the comparable ratio was 0.35%. In addition, loans 30 to 89 days past due totaled $273.0 million at the end of this December, a $170.2 million increase from the year-end 2008 amount.

To mitigate the potential for credit risk, we underwrite our loans in accordance with prudent credit standards. In the case of multi-family and CRE loans, we look first at the consistency of the cash flows being generated to determine the property's economic value, and then at the market value of the property that collateralizes the loan. The amount of the loan is then based on the lower of the two values, with the economic value more typically used.

The condition of the collateral property is another critical factor. Multi-family buildings and CRE properties are inspected from rooftop to basement as a prerequisite to approval by management and the Mortgage or Credit Committee, as applicable. A member of the Mortgage or Credit Committee participates in inspections on multi-family loans originated in excess of $4.0 million. Similarly, a member of the Mortgage or Credit Committee participates in inspections on CRE loans in excess of $2.5 million. Furthermore, independent appraisers, whose appraisals are carefully reviewed by our experienced in-house appraisal officers, perform appraisals on collateral properties.

In addition, we work with a select group of mortgage brokers who are familiar with our credit standards and whose track record with our lending officers is typically greater than ten years. In addition, in New York City, where 75.4% of the buildings securing our multi-family loans are located, the rents that tenants may be charged on the apartments in certain buildings is restricted under certain rent-control or rent-stabilization laws. As a result, the average rents that tenants pay in such apartments are generally lower than current market rents. Buildings with a preponderance of such rent-regulated apartments are, therefore, less likely to experience vacancies in times of economic adversity.

To further manage our credit risk, our lending policies limit the amount of credit granted to any one borrower, and typically require a minimum debt service coverage ratio of 120% for multi-family loans and 130% for CRE loans. Although we typically will lend up to 75% of the appraised value on multi-family buildings and up to 65% on commercial properties, the current average LTV ratios of such credits were well below those amounts at December 31, 2009, as previously noted. Exceptions to these LTV limitations are reviewed on a case-by-case basis, requiring the approval of the Mortgage or Credit Committee, as applicable.

The repayment of loans secured by commercial real estate is often dependent on the successful operation and management of the underlying properties. To minimize our credit risk, we originate CRE loans in adherence with conservative underwriting standards, and require that such loans qualify on the basis of the property's current income stream and debt service coverage ratio. The approval of a loan also depends on the borrower's credit history, profitability, and expertise in property management; in addition, the origination of CRE loans typically requires an assignment of the rents and/or leases.

The Boards of Directors also take part in the ADC lending process, with all ADC loans requiring the approval of the Mortgage or Credit Committee, as applicable. In addition, a member of the pertinent committee participates in inspections when the loan amount exceeds $2.5 million. ADC loans have primarily have been made to well-established builders who have worked with us or our merger partners in the past. We typically lend up to 75% of the estimated as-completed market value of multi-family and residential tract projects; however, in the case of home construction loans to individuals, the limit is 80%. With respect to commercial construction loans, which are not our primary focus, we typically lend up to 65% of the estimated as-completed market value of the property.

Credit risk is also managed through the loan disbursement process. Loan proceeds are disbursed periodically in increments as construction progresses, and as warranted by inspection reports provided to us by our own lending officers and/or consulting engineers.

C&I loans are typically underwritten on the basis of the cash flows produced by the borrower's business, and are generally collateralized by various business assets, including, but not limited to, inventory, equipment, and accounts receivable. As a result, the capacity of the borrower to repay is substantially dependent on the degree to which the business is successful. Furthermore, the collateral underlying the loan may depreciate over time, may not be conducive to appraisal, and may fluctuate in value, based upon the operating results of the business. Accordingly, personal guarantees are also a normal requirement for C&I loans.

Our loan portfolio has been structured to manage our exposure to both credit and interest rate risk. The vast majority of the loans in our portfolio are intermediate-term credits, with multi-family and CRE loans typically repaying or refinancing within three to five years of origination, and the duration of ADC loans ranging up to 36 months, with 18 to 24 months more the norm. Furthermore, our multi-family loans are largely secured by buildings with rent-regulated apartments that tend to maintain a high level of occupancy, regardless of economic conditions in our marketplace.

The procedures we follow with respect to delinquent loans are generally consistent across all categories, with late charges assessed, and notices mailed to the borrower, at specified dates. We attempt to reach the borrower by telephone to ascertain the reasons for delinquency and the prospects for repayment. When contact is made with a borrower at any time prior to foreclosure or recovery against collateral property, we attempt to obtain full payment, and will consider a repayment schedule to avoid taking such action. Delinquencies are addressed by our Loan Recovery Unit and every effort is made to collect rather than initiate foreclosure proceedings.

While we strive to originate loans that will perform fully, the severity of the credit cycle has resulted in an increase in non-performing loans and assets, as well as net charge-offs. In view of the weakened economy and the increase in non-performing assets and net charge-offs, we increased our allowance for loan losses in 2009. The allowance for loan losses rose $33.1 million, or 35.1%, year-over-year to $127.5 million, as net charge-offs of $29.9 million were exceeded by loan loss provisions of $63.0 million. In 2008, the provision for loan losses totaled $7.7 million and exceeded that year's net charge-offs by $1.5 million. At December 31, 2009, the allowance for loan losses represented 0.45% of total loans and 22.05% of non-performing loans.

The manner in which the allowance for loan losses is established, and the assumptions made in that process, are considered critical to our financial condition and results. Such assumptions are based on judgments that are difficult, complex, and subjective regarding various matters of inherent uncertainty. The current economic environment has increased the degree of uncertainty inherent in these judgments. Accordingly, the policies that govern our assessment of the allowance for loan losses are considered "Critical Accounting Policies" and are discussed under that heading earlier in this report.

Based upon all relevant and available information, management believes that the allowance for loan losses at December 31, 2009 was appropriate at that date.

Historically, our level of charge-offs has been relatively low in adverse credit cycles, even when the volume of non-performing loans has increased. This distinction has largely been due to the nature of our primary lending niche (multi-family loans collateralized by non-luxury residential apartment buildings in the New York Metropolitan region that have a preponderance of apartments with below-market rents); and to our conservative underwriting practices that require, among other things, low LTV ratios.

Despite the rise in non-performing multi-family loans in 2009, we would not expect to see a comparable increase in losses. This is primarily due to the strength of the underlying collateral for these loans and the collateral structure upon which these loans are based. Low LTV ratios provide a greater likelihood of full recovery and reduce the possibility of incurring a severe loss on a credit. Furthermore, in many cases, low LTV ratios result in our having fewer loans with a potential for the borrower to "walk-away" from the property. Although borrowers may default on loan payments, they have a greater incentive to protect their equity in the collateral property and to return the loan to performing status.

Similarly, an increase in CRE loans would not necessarily be expected to result in a corresponding increase in our loan loss allowance for such credits. At December 31, 2009, CRE loans represented 21.3% of non-covered loans outstanding, an 83 basis point increase from the year-earlier amount. Charge-offs of CRE loans represented 1.8% of total charge-offs in the current twelve-month period and 0.26% in the twelve months ended December 31, 2008. We believe this favorable loan loss experience is due to our historical practice of underwriting CRE loans in accordance with standards similar to those we follow in underwriting our multi-family loans.

In 2009, we continued to de-emphasize the production of ADC and other loans, as well as one- to four-family loans for portfolio, in order to mitigate credit risk. At December 31, 2009, ADC, other loans, and one- to four-family loans represented 2.4%, 2.7%, and 0.76%, respectively, of loans outstanding, as compared to 3.5%, 3.9%, and 1.2%, respectively, at December 31, 2008. At December 31, 2009, 11.9%, 2.7%, and 6.6% of ADC, other loans, and one- to four-family loans were non-performing, respectively. Although ADC, other loans, and one- to four-family loans each represented a smaller percentage of loans outstanding, the level of the loan loss allowance for such loans at December 31, 2009 either increased or remained consistent with the year-earlier level, reflecting the trend in non-performing loans and our ongoing assessment of the risk inherent in these portfolios.

In view of these factors, we believe that a significant increase in non-performing loans will not necessarily result in a comparable increase in loan losses and, accordingly, will not necessarily require a significant increase in our loan loss allowance or in the provision for loan losses recorded in any given period. As indicated, while non-performing loans represented 2.04% of total loans at December 31, 2009, the ratio of net charge-offs to average loans for the twelve months ended at that date was 0.13%. The allowance for loan losses is determined in accordance with the methodology described earlier in this report under "Critical Accounting Policies."

Covered Loans

Although the AmTrust acquisition increased our loan portfolio by $5.0 billion, the credit risk associated with the acquired loans was substantially mitigated by the Community Bank's loss sharing agreements with the FDIC. Under the terms of the loss sharing agreements, the FDIC will reimburse us for 80% of losses (and share in 80% of any recoveries) up to $907.0 million and reimburse us for 95% of any losses (and share in 95% of any recoveries) with respect to losses exceeding that initial amount. The loss sharing (and reimbursement) agreement applicable to one- to four-family mortgage loans and HELOCs is effective for a ten-year period. The loss sharing agreement applicable to consumer loans provides for the FDIC to reimburse us for losses for a five-year period; the period for sharing in recoveries on consumer loans extends for a period of eight years.

We consider the covered loans to be performing due to the application of the yield accretion method under Codification Topic 310-30, "Loans and Debt Securities Acquired with Deteriorated Credit Quality." Topic 310-30 allows us to aggregate credit-impaired loans acquired in the same fiscal quarter into one or more pools, provided that the loans have common risk characteristics. A pool is then accounted for as a single asset with a single composite interest rate and an aggregate expectation of cash flows. Accordingly, loans that may have been classified as non-performing loans by AmTrust are no longer classified as non-performing because, at acquisition, we believe we will fully collect the new carrying value of these loans. The new carrying value represents the contractual balance, reduced by the portion expected to be uncollectible (referred to as the "non-accretable difference") and by an accretable yield (discount) that is recognized as interest income. It is important to note that management's judgment is required in reclassifying loans subject to Codification Topic 310-30 as performing loans, and is dependent on having a reasonable expectation about the timing and amount of the cash flows to be collected, even if the loan is contractually past due.

In addition, the Community Bank agreed to pay to the FDIC on January 18, 2020 (the "True-Up Measurement Date"), half of the amount, if positive, calculated as (1) $181,400,000 minus (2) the sum of (a) 25% of the asset discount bid made in connection with the AmTrust acquisition; (b) 25% of the Cumulative Shared-Loss Payments (as defined in the agreements); and (c) the sum of the period servicing amounts for every consecutive twelve-month period prior to, and ending on, the True-Up Measurement Date in respect of each of the shared loss agreements during which the applicable shared loss agreement is in effect.

These reimbursable losses and recoveries are based on the book value of the relevant loans and other assets as determined by the FDIC as of the effective date of the acquisition. The amount that the Community Bank realizes on these assets could differ materially from the carrying value that will be reflected in any financial statements, based upon the timing and amount of collections and recoveries on the covered loans in future periods.

In connection with the loss sharing agreements, we established an FDIC loss share receivable in the amount of $740.0 million, which was the acquisition date fair value of the loss sharing agreements (expected reimbursements from the FDIC over the terms of the agreements. The loss share receivable may increase if the losses increase, and may decrease if the losses fall short of the expected amount. Gains and recoveries on covered loans will offset losses or be paid to the FDIC at the applicable loss share percentage at the time of recovery.

In addition, the one- to four-family loans originated for sale by AmTrust's mortgage banking unit are underwritten to Fannie Mae and Freddie Mac standards. At the time of sale, certain representations and warranties with regard to the underwriting and documentation of these loans are made. We may be required to repurchase the loans from Fannie Mae and Freddie Mac if it is found that a breach of the representations and warranties was made at the time of sale.

Asset Quality Analysis

The following table presents information regarding our consolidated allowance for loan losses, non-performing assets, and delinquencies at each year-end in the five years ended December 31, 2009. Covered loans are considered to be performing due to the application of the yield accretion method, as discussed on page 60 of this report. Therefore, covered loans are not reflected in any of the 2009 amounts or ratios provided in this table.

	At December 31,				
(dollars in thousands)	2009	2008	2007	2006	2005
Allowance for Loan Losses:					
Balance at beginning of year	$ 94,368	$ 92,794	$85,389	$79,705	$78,057
Provision for loan losses	63,000	7,700	--	--	--
Charge-offs:					
Multi-family	(15,261)	(175)	--	--	--
Commercial real estate	(530)	(16)	--	--	--
Acquisition, development, and construction	(5,990)	(2,517)	--	--	--
One- to four-family	(322)	--	--	--	--
Other loans	(7,828)	(3,460)	(431)	(420)	(21)
Total charge-offs	(29,931)	(6,168)	(431)	(420)	(21)
Recoveries	54	42	--	--	--
Allowance acquired in merger transactions	--	--	7,836	6,104	1,669
Balance at end of year	$127,491	$ 94,368	$92,794	$85,389	$79,705
Non-performing Assets:					
Non-accrual mortgage loans:					
Multi-family	$393,113	$ 53,153	$ 3,061	$ --	$ 263
Commercial real estate	70,618	12,785	3,293	2,583	3,000
Acquisition, development, and construction	79,228	24,839	2,939	11,375	5,906
One- to four-family	14,171	11,155	5,598	4,114	6,382
Total non-accrual mortgage loans	557,130	101,932	14,891	18,072	15,551
Other non-accrual loans	20,938	11,765	7,301	3,131	1,338
Loans 90 days or more past due and still accruing interest	--	--	--	--	10,674
Total non-performing loans	578,068	113,697	22,192	21,203	27,563
Other real estate owned	15,205	1,107	658	1,341	1,294
Total non-performing assets	$593,273	$114,804	$22,850	$22,544	$28,857
Ratios:					
Non-performing loans to total loans	2.04%	0.51%	0.11%	0.11%	0.16%
Non-performing assets to total assets	1.41	0.35	0.07	0.08	0.11
Allowance for loan losses to non-performing loans	22.05	83.00	418.14	402.72	289.17
Allowance for loan losses to total loans	0.45	0.43	0.46	0.43	0.47
Net charge-offs during the period to average loans outstanding during the period	0.13	0.03	0.00	0.00	0.00
Loans 30-89 Days Past Due:					
Multi-family	$155,790	$ 37,266	$15,461	$15,545	$ 4,017
Commercial real estate	42,324	29,090	1,762	4,191	3,083
Acquisition, development, and construction	48,838	21,380	2,870	19,301	--
One- to four-family	5,019	4,885	4,875	4,440	3,601
Other loans	21,036	10,170	9,333	6,926	510
Total loans 30-89 days past due	$273,007	$102,791	$34,301	$50,403	$11,211

In accordance with GAAP, we are required to account for certain loan modifications or restructurings as "troubled debt restructurings." In general, the modification or restructuring of a loan constitutes a troubled debt restructuring when we grant a concession to a borrower experiencing financial difficulty. Loans modified in a troubled debt restructuring are placed on non-accrual status until we determine that future collection of principal and interest is reasonably assured, which generally requires that the borrower demonstrate performance according to the restructured terms for a period of at least six months. Loans modified in a troubled debt restructuring, all of which had non-accrual status, totaled $184.8 million at December 31, 2009. There were no troubled debt restructurings at any of the previous year-ends included in the preceding asset quality analysis.

Summary of the Allowance for Loan Losses

The following table sets forth the allocation of the consolidated allowance for loan losses at each year-end in the five years ended December 31, 2009. The entire allowance for loan losses at December 31, 2009 relates to non-covered loans.

	2009		2008		2007		2006		2005	
(dollars in thousands)	Amount	Percent of Loans in Each Category to Total Non-covered Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans	Amount	Percent of Loans in Each Category to Total Loans
Multi-family loans	$ 75,567	71.59%	$43,908	70.85%	$43,066	69.00%	$46,525	73.93%	$44,336	75.49%
Commercial real estate loans	32,079	21.34	29,622	20.51	29,461	18.80	23,313	15.85	23,379	16.96
Acquisition, development, and construction loans	8,276	2.85	10,289	3.51	10,243	5.59	9,089	5.61	8,281	5.03
One- to four-family loans	1,530	0.92	1,685	1.20	1,884	1.87	1,048	1.17	1,304	1.49
Other loans	10,039	3.30	8,864	3.93	8,140	4.74	5,414	3.44	2,405	1.03
Total loans	$127,491	100.00%	$94,368	100.00%	$92,794	100.00%	$85,389	100.00%	$79,705	100.00%

The preceding allocation is based upon an estimate of various factors, as discussed in "Critical Accounting Policies" earlier in this report, and a different allocation methodology may be deemed to be more appropriate in the future. In addition, it should be noted that the portion of the loan loss allowance allocated to each non-covered loan category does not represent the total amount available to absorb losses that may occur within that category, since the total loan loss allowance is available for the entire non-covered loan portfolio.

Securities

Securities represented $5.7 billion, or 13.6%, of total assets at December 31, 2009, as compared to $5.9 billion, or 18.2%, of total assets at December 31, 2008. While the balance of securities had declined steadily from January through November, we acquired $760.0 million of securities in the AmTrust acquisition, which limited the degree to which the portfolio declined year-over-year. Included in the acquired amount were U.S. Treasury notes of $608.0 million and GSE obligations of $152.0 million.

The investment policies of the Company and the Banks are established by the respective Boards of Directors and implemented by their respective Investment Committees, in concert with the respective Asset and Liability Management Committees. The Investment Committees generally meet quarterly or on an as-needed basis to review the portfolios and specific capital market transactions. In addition, the securities portfolios are reviewed monthly by the Boards of Directors as a whole. Furthermore, the policies guiding the Company's and the Banks' investments are reviewed at least annually by the respective Investment Committees, as well as by the respective Boards. While the policies permit investment in various types of liquid assets, neither the Company nor the Banks currently maintain a trading portfolio.

Our general investment strategy is to purchase liquid investments with various maturities to ensure that our overall interest rate risk position stays within the required limits of our investment policies. In 2009, we limited our investments to government-sponsored enterprise ("GSE") obligations (defined as GSE certificates; GSE collateralized mortgage obligations ("CMOs") and GSE debentures). At December 31, 2009, 91.8% of our securities portfolio consisted of GSE obligations, including those acquired in the AmTrust acquisition, as compared to 89.9% at December 31, 2008. The remainder of the portfolio was comprised of private label CMOs, corporate bonds, trust preferred securities, corporate equities, and municipal obligations. We have no investment securities that are backed by subprime or Alt-A loans.

Depending on management's intent at the time of purchase, securities are classified as either "available for sale" or "held to maturity." While available-for-sale securities are intended to generate earnings, they also represent a significant source of cash flows and liquidity for future loan production, the reduction of higher-cost funding, and general operating activities. These cash flows stem from the repayment of principal and interest, in addition to the sale of such securities. Held-to-maturity securities also generate cash flows from repayments and serve as a source of earnings.

Securities expected to be held for an indefinite period of time are classified as available for sale. A decision to purchase or sell these securities is based on economic conditions, including changes in interest rates, liquidity, and our asset and liability management strategy. All of the securities acquired in the AmTrust acquisition were classified as available for sale. Accordingly, available-for-sale securities represented $1.5 billion, or 26.4%, of total securities at the end of this December, up from $1.0 billion, or 17.1%, of total securities at December 31, 2008. Included in the respective year-end amounts were mortgage-related securities of $774.2 million and $833.7 million, and other securities of $744.4 million and $176.8 million, respectively. The estimated weighted average lives of the available-for-sale securities portfolio were 2.2 years and 5.6 years, respectively, at December 31, 2009 and 2008.

Held-to-maturity securities represented $4.2 billion, or 73.6%, of total securities at the end of this December, as compared to $4.9 billion, or 82.9%, of total securities at the prior year-end. At December 31, 2009, the fair value of securities held to maturity represented 100.62% of their carrying value, an improvement from the year-earlier percentage of 98.7%. Mortgage-related securities accounted for $2.5 billion and $3.2 billion, respectively, of the year-end 2009 and 2008 totals, with other securities representing the remaining $1.8 billion and $1.7 billion. Included in the latter year-end amounts were GSE obligations of $1.5 billion and $1.4 billion; capital trust notes of $167.1 million and $220.4 million; and corporate bonds of $101.1 million and $133.2 million, respectively. The estimated weighted average lives of the held-to-maturity securities portfolio were 6.2 years and 5.2 years at the corresponding dates.

OTTI losses declined to $96.5 million in 2009 from $104.3 million in the year-earlier period. Included in the 2009 amount was OTTI of $25.1 million on certain trust preferred securities that was recognized based on information received subsequent to the issuance of our fourth quarter 2009 earnings release on January 27, 2010. For the twelve months ended December 31, 2009, the OTTI losses on securities consisted of $96.3 million on trust preferred securities ($86.6 million of which was recognized in earnings); and $10.0 million related to corporate debt (all of which was recognized in earnings).

Prior to April 1, 2009, if the decline in fair value below an investment's carrying amount was deemed to be other than temporary, the investment was written down to fair value and the entire amount of the write-down was charged to the income statement. A decline in fair value of an investment was deemed to be other than temporary if we did not expect to recover the carrying amount of the investment or we did not have the intent and ability to hold the investment to its anticipated recovery. Effective April 1, 2009, with the adoption of revised OTTI accounting requirements issued by the FASB, unless we have the intent to sell, or it is more likely than not that we will be required to sell a security, an OTTI is recognized as a realized loss on the income statement to the extent that the decline in fair value is credit-related. The decline in value attributable to factors other than credit is charged to AOCL. If there is a decline in fair value of a security below its carrying amount and we have the intent to sell it, or it is more likely than not that we will be required to sell the security, the entire amount of the decline in fair value will be charged to the income statement.

Partly reflecting an improvement in market conditions during the year, the after-tax net unrealized loss on securities available for sale and the non-credit portion of OTTI, net of taxes, amounted to $6.3 million at the end of this December as compared to after-tax net unrealized losses of $32.5 million at December 31, 2008. The respective after-tax losses were recorded as a component of stockholders' equity in the Consolidated Statements of Condition at the corresponding dates.

Federal Home Loan Bank ("FHLB") Stock

The Community Bank and the Commercial Bank are members of the FHLB-NY, one of 12 regional FHLBs comprising the FHLB system. Each regional FHLB manages its customer relationships, while the 12 FHLBs use their combined size and strength to obtain their necessary funding at the lowest possible cost.

As members of the FHLB-NY, the Community Bank and the Commercial Bank are required to acquire and hold shares of its capital stock. In addition, the Community Bank acquired shares of the capital stock of the FHLB-Cincinnati with a value of $110.6 million in connection with the AmTrust acquisition.

As a result, the Community Bank and the Commercial Bank held FHLB stock of $488.3 million and $8.4 million, respectively, at December 31, 2009. FHLB stock continued to be valued at par, with no impairment required, at that date.

For the fiscal year ended December 31, 2009, dividends from the FHLB to the Community Bank and the Commercial Bank respectively amounted to $22.6 million and $473,000; in 2008, such dividends amounted to $18.0 million and $487,000, respectively. A reduction in the dividend paid by the FHLB or an increase in the interest paid on future FHLB advances would adversely impact our net interest income. The FHLB has stated that it expects to continue to pay dividends, but has acknowledged that future economic events, regulatory actions, and other actions could impact its ability to pay such dividends. In addition, a reduction in the capital levels of the FHLB could adversely impact our ability to redeem our shares and the value thereof.

Bank-Owned Life Insurance ("BOLI")

At December 31, 2009, our investment in BOLI was $716.0 million, as compared to $691.4 million at December 31, 2008. The increase in our investment reflects the increase in the cash surrender value of the underlying policies during 2009.

BOLI is recorded as the total cash surrender value of the policies in the Consolidated Statements of Condition, and the income generated by the increase in the cash surrender value of the policies is recorded in "non-interest income" in the Consolidated Statements of Income and Comprehensive Income.

FDIC Loss Share Receivable

In connection with our loss sharing agreements with the FDIC with respect to the loans acquired in the AmTrust acquisition, we recorded an FDIC loss share receivable which represents the acquisition date fair value of $740.0 million for the reimbursements we expect to receive under the loss sharing agreements. The initial balance may be increased or decreased over time, primarily depending on the performance of the covered loan portfolio and the extent of losses incurred.

Goodwill and Core Deposit Intangibles ("CDI")

We record goodwill and CDI in our Consolidated Statements of Condition in connection with our various business combinations.

At December 31, 2009 goodwill totaled $2.4 billion, equal to the balance at December 31, 2008. CDI rose $18.0 million year-over-year, to $105.8 million, reflecting the $40.8 million of CDI acquired in the AmTrust acquisition less $22.8 million of amortization stemming from previous mergers and acquisitions.

Sources of Funds

The Parent Company (i.e, the Company on an unconsolidated basis) has four primary funding sources for the payment of dividends, share repurchases, and other corporate uses: capital raised through the issuance of stock; dividends paid to the Company by the Banks; funding raised through the issuance of debt instruments; and repayments of, and income from, investment securities.

On a consolidated basis, our funding primarily stems from the deposits we acquire in our business combinations or gather through our branch network, and brokered deposits; the use of borrowed funds, primarily in the form of wholesale borrowings; the cash flows generated through the repayment of loans and securities; and the cash flows generated through the sale of loans and securities. In 2009, these funding sources were complemented by the AmTrust-related infusion of $4.0 billion in cash and cash equivalents.

In 2009, loan repayments and sales totaled $3.3 billion, down from $4.1 billion in the prior year. Included in the 2009 amount were repayments of $2.4 million and sales of $835.7 million, primarily reflecting loans originated for sale by AmTrust's mortgage banking unit. Cash flows from the repayment and sale of securities totaled $2.7 billion and $10.3 million, respectively, and were partially offset by purchases of securities totaling $1.8 billion over the course of the year. In 2008, securities repayments and sales generated cash flows of $2.5 billion and $11.5 million and were offset by purchases of $2.7 billion.

Consistent with our business model, the cash flows from loans and securities were primarily invested in loans and, to a lesser extent, in GSE obligations.

Deposits

Our funding mix and our ability to attract retail deposits were substantially enhanced by the AmTrust acquisition on December 4, 2009. With the addition of 66 branches in Florida, Ohio, and Arizona and $8.2 billion in deposits, we expanded our franchise to 276 branches (including 210 branches in Metro New York and New Jersey) and increased our deposits to $22.3 billion at December 31, 2009. Year-over-year, deposits were up $7.9 billion, equivalent to an increase of 55.2%. Deposits represented 52.9% of total assets at the end of this December, an improvement from 44.3% at year-end 2008.

While the vast majority of our deposits, historically, have been acquired through business combinations or gathered through our branch network, our mix of deposits has also included brokered CDs and brokered money market accounts. Depending on the availability and pricing of such wholesale funding sources, we typically refrain from pricing our retail deposits at the higher end of the market in order to contain or reduce our funding costs.

CDs represented $9.1 billion, or 40.6%, of total deposits at the end of December, and were up $2.3 billion, or 33.2%, year-over-year. Brokered CDs accounted for $358.5 million of the December 31, 2009 balance, down from $1.6 billion of the balance at December 31, 2008. The balance of CDs at December 31, 2009 also includes CDs in excess of $100,000 that feature preferential rates of interest and are accepted by both the Community Bank and the Commercial Bank. At December 31, 2009, CDs due to mature within one year totaled $7.2 billion, representing 79.6% of total CDs at that date.

Core deposits (defined as all deposits other than CDs) rose $5.7 billion year-over-year to $13.3 billion, and represented 59.4% of total deposits at December 31, 2009. The increase was across the board, with NOW and money market accounts rising $3.9 billion year-over-year to $7.7 billion; savings accounts rising $1.2 billion to $3.8 billion; and non-interest-bearing accounts rising $640.3 million to $1.8 billion. The increase in the balance of NOW and money market accounts was partially due to a $1.1 billion increase in brokered money market accounts to $2.6 billion at year-end 2009.

Borrowed Funds

Borrowed funds consist primarily of wholesale borrowings (i.e., FHLB advances, repurchase agreements, and federal funds purchased); junior subordinated debentures; and other borrowed funds (consisting primarily of preferred stock of subsidiaries and senior notes).

The cost of borrowed funds is largely based on short-term rates of interest, the level of which is partially impacted by the actions of the Federal Open Market Committee of the Federal Reserve Board of Governors (the "FOMC.") The FOMC reduces, maintains, or increases the target federal funds rate as it deems necessary. While the target federal funds rate declined dramatically in 2008, from 4.25% in January to a range of 0 to 25 basis points in December, the rate was maintained at that historically low range throughout 2009.

In the interest of reducing our cost of funds and enhancing our net interest margin, we used a portion of the cash received in the AmTrust acquisition to pay down the repurchase agreements we acquired. In the third quarter of 2009, we exchanged shares of our common stock for BONUSES units; and in the fourth quarter of 2009, we repurchased certain REIT- and trust preferred securities.

Wholesale Borrowings

Although wholesale borrowings of $2.6 billion were assumed in the AmTrust acquisition, we utilized a portion of the cash received in that transaction to pay down $865.0 million of such borrowings before the end of the year. As a result, wholesale borrowings rose $737.7 million from the December 31, 2008 balance to $13.1 billion at December 31, 2009.

FHLB advances represented $9.0 billion of wholesale borrowings at the end of this December, a $1.2 billion increase from the balance at December 31, 2008. Included in the year-end 2009 amount were $1.7 billion of FHLB-Cincinnati advances that were acquired in the AmTrust acquisition. The remaining advances were from the FHLB-NY. The Community Bank and the Commercial Bank are both members of, and have lines of credit with, the FHLB-NY. Pursuant to blanket collateral agreements with the Banks, our FHLB advances and overnight line-of-credit borrowings are secured by a pledge of certain eligible collateral in the form of loans and securities.

Also included in wholesale borrowings at year-end 2009 were repurchase agreements of $4.1 billion, down $360.0 million from the balance at December 31, 2008. Repurchase agreements are contracts for the sale of securities owned or borrowed by the Banks with an agreement to repurchase those securities at an agreed-upon price and date. Our repurchase agreements are primarily collateralized by GSE obligations, and may be entered into with the FHLB-NY or certain brokerage firms. The brokerage firms we utilize are subject to our ongoing internal financial review to ensure that we borrow funds only from those dealers whose financial strength will minimize the risk of loss due to default. In addition, a master repurchase agreement must be executed and on file for the brokerage firms we use. While the balance of wholesale borrowings at year-end 2008 included overnight federal funds purchased of $150.0 million, we had no federal funds purchased at year-end 2009.

A significant portion of our wholesale borrowings at year-end 2009 consisted of callable advances and callable repurchase agreements. At December 31, 2009, $9.9 billion of our wholesale borrowings were callable in 2010 and $2.2 billion were callable in 2011. Given the current interest rate environment, we do not expect these borrowings to be called.

Junior Subordinated Debentures

Junior subordinated debentures declined to $427.4 million at December 31, 2009 from $484.2 million at December 31, 2008. The reduction was due to the exchange of BONUSES units for common stock in the third quarter, and the repurchase of New York Community Capital Trust XI securities in the fourth quarter of the year.

Other Borrowings

Other borrowings totaled $656.5 million at December 31, 2009, as compared to $669.4 million at the prior year-end. The reduction was attributable to the fourth quarter repurchase of REIT-preferred securities that had been issued by Richmond County Financial Corp. and Roslyn Bancorp, Inc. prior to merging with and into the Company in 2001 and 2003, respectively.

Included in the balance of other borrowings at both year-ends were $602.0 million of fixed rate senior notes that were issued by the Community Bank under the FDIC's Temporary Liquidity Guarantee Program in December 2008.

Please see Note 8 to the Consolidated Financial Statements, "Borrowed Funds," in Item 8, "Financial Statements and Supplementary Data" for a further discussion of our wholesale borrowings, junior subordinated debentures, and other borrowings.

Liquidity, Contractual Obligations and Off-Balance-Sheet Commitments, and Capital Position

Liquidity

We manage our liquidity to ensure that cash flows are sufficient to support our operations, and to compensate for any temporary mismatches between sources and uses of funds caused by variable loan and deposit demand.

As discussed under "Sources of Funds," the loans we produce are funded through four primary sources: (1) the deposits we acquire in connection with our business combinations, those we gather organically through our branch network, and brokered deposits; (2) borrowed funds, primarily in the form of wholesale borrowings; (3) cash flows from the repayment of loans and securities; and (4) cash flows from the sale of securities and loans.

While borrowed funds and the scheduled amortization of securities and loans are generally more predictable funding sources, deposit flows and loan and securities repayments are less predictable in nature, as they are subject to external factors beyond our control. Among these are changes in the economy and local real estate values; competition from other financial institutions and non-traditional financial services companies; and changes in short- and intermediate-term interest rates. Depending on the volume and cost of deposits acquired in our business combinations, we may opt not to compete aggressively for deposits, and may also allow our higher-cost deposits to run off.

Our principal investing activity is multi-family lending, which is supplemented by the production of CRE and, to a lesser extent, ADC and C&I loans. In 2009, loan originations totaled $4.3 billion, including multi-family loans and CRE loans of $1.9 billion and $673.8 million, respectively. While the growth of the loan portfolio in 2009 was largely due to the AmTrust acquisition, organic loan production was primarily funded with cash flows from loan repayments, borrowed funds, and brokered deposits, while the cash flows from the sale and repayment of securities were primarily reinvested into GSE securities. The net cash provided by investing activities in 2009 totaled $3.8 billion, including cash and cash equivalents received in the AmTrust acquisition. In addition, our operating activities provided net cash of $211.6 million in 2009.

In 2009, the net cash used in financing activities totaled $1.5 billion, primarily reflecting a $266.4 million net decrease in cash flows from deposits and the net proceeds of $864.9 million from our common stock offering in December 2009. These inflows were partially offset by the use of $347.6 million for the payment of cash dividends.

We monitor our liquidity on a daily basis to ensure that sufficient funds are available to meet our financial obligations. Our most liquid assets are cash and cash equivalents, which totaled $2.7 billion at the end of this December, in contrast to $203.2 million at December 31, 2008. Reflected in the current year-end balance was the cash received in the AmTrust acquisition, which is currently awaiting deployment into higher-yielding assets. Additional liquidity stems from our portfolio of available-for-sale securities, which totaled $1.5 billion at the end of this December, and from the Banks' approved lines of credit with the FHLB-NY.

CDs due to mature in one year or less from December 31, 2009 totaled $7.2 billion, representing 79.6% of total CDs at that date. Our ability to retain these CDs and to attract new deposits depends on numerous factors, including customer satisfaction, the rates of interest we pay on our deposits, the types of products we offer, and the attractiveness of their terms. As previously mentioned, there are times that we may choose not to compete for deposits, depending on our access to deposits through acquisitions, the availability of lower-cost funding sources, the competitiveness of the market and its impact on pricing, and our need for such deposits to fund loan demand.

In 2009, the primary sources of funds for the Parent Company included dividend payments from the Banks, the proceeds from the issuance of common stock, and the sale and repayment of investment securities. The ability of the Community Bank and the Commercial Bank to pay dividends and other capital distributions to the Parent Company is generally limited by New York State banking law and regulations, and by certain regulations of the FDIC. In addition, the New York State Superintendent of Banks (the "Superintendent"), the FDIC, and the Federal Reserve Bank, for reasons of safety and soundness, may prohibit the payment of dividends that are otherwise permissible by regulation.

Under New York State Banking Law, a New York State-chartered stock-form savings bank or commercial bank may declare and pay dividends out of its net profits, unless there is an impairment of capital. However, the approval of the Superintendent is required if the total of all dividends declared in a calendar year would exceed the total of a bank's net profits for that year, combined with its retained net profits for the preceding two years. In 2009, the Banks paid dividends totaling $300.0 million to the Parent Company, leaving $274.2 million that they could dividend to the Parent Company without regulatory approval at December 31st. In addition, the Parent Company had $167.8 million in cash and cash equivalents at year-end 2009, together with $6.9 million of available-for-sale securities. If either of the Banks applies to the Superintendent for approval to make a dividend or capital distribution in excess of the dividend amounts permitted under the regulations, there can be no assurance that such an application would be approved by the regulatory authorities.

In 2009, the Federal Reserve Bank issued a policy statement regarding the payment of dividends by bank holding companies. In general, the Federal Reserve Bank's policies provide that dividends should be paid only out of current earnings and only if the prospective rate of earnings retention by the bank holding company appears consistent with the organization's capital needs, asset quality, and overall financial condition. The Federal Reserve Bank's policies also require that a bank holding company serve as a source of financial strength to its subsidiary banks by standing ready to use available resources to provide adequate capital funds to those banks during periods of financial stress or adversity and by maintaining the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks where necessary. Under the prompt corrective action laws, the ability of a bank holding company to pay dividends may be restricted if a subsidiary bank becomes undercapitalized. These regulatory policies could affect the ability of the Company to pay dividends or otherwise engage in capital distributions.

Contractual Obligations and Off-Balance-Sheet Commitments

In the normal course of business, we enter into a variety of contractual obligations in order to manage our assets and liabilities, fund loan growth, operate our branch network, and address our capital needs.

For example, we offer CDs to our customers under contract, and borrow funds under contract from the FHLB and various brokerage firms. These contractual obligations are reflected in the Consolidated Statements of Condition under "deposits" and "borrowed funds," respectively. At December 31, 2009, we recorded CDs of $9.1 billion and long-term debt (defined as borrowed funds with an original maturity in excess of one year) of $14.2 billion.

We also are obligated under certain non-cancelable operating leases on the buildings and land we use in operating our branch network and in performing our back-office responsibilities. These obligations are not included in the Consolidated Statements of Condition and totaled $188.1 million at December 31, 2009.

Contractual Obligations

The following table sets forth the maturity profile of the aforementioned contractual obligations:

(in thousands)	Certificates of Deposit	Long-term Debt[1]	Operating Leases [2]	Total
One year or less	$7,210,758	$ 1,069,663	$ 27,889	$ 8,308,310
One to three years	1,694,703	1,174,156	49,749	2,918,608
Three to five years	141,305	996,863	38,836	1,177,004
More than five years	7,125	10,924,004	71,654	11,002,783
Total	$9,053,891	$14,164,686	$188,128	$23,406,705

(1) *Includes FHLB advances, repurchase agreements, junior subordinated debentures, preferred stock of subsidiaries, and senior notes.*

(2) *Includes leases for AmTrust's banking facilities. (Please see Item 2, "Properties," for further information.)*

We had no contractual obligations to purchase loans or securities at December 31, 2009.

At December 31, 2009, we had commitments to extend credit in the form of mortgage and other loan originations. These off-balance-sheet commitments consist of agreements to extend credit, as long as there is no violation of any condition established in the contract under which the loan is made. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.

At December 31, 2009, commitments to originate mortgage loans totaled $929.9 million, including $474.4 million of one- to four-family loans committed for sale. Commitments to originate other loans totaled $517.6 million, including unadvanced lines of credit. The majority of our loan commitments were expected to be funded within 90 days of that date.

In addition, we had off-balance-sheet commitments to issue commercial, performance, and financial stand-by letters of credit of $12.2 million, $12.6 million, and $23.2 million, respectively, at December 31, 2009.

The following table sets forth our off-balance-sheet commitments relating to outstanding loan commitments and letters of credit at December 31, 2009:

(in thousands)	
Mortgage Loan Commitments:	
Multi-family loans	$ 232,093
Commercial real estate loans	50,311
Acquisition, development, and construction loans	173,091
One- to four-family loans held for sale	474,411
Total mortgage loan commitments	929,906
Other loan commitments	43,942
Unused lines of credit	473,659
Total other loan commitments	517,601
Total loan commitments	$1,447,507
Commercial, performance, and financial stand-by letters of credit	47,976
Total commitments	$1,495,483

Based upon the current strength of our liquidity position, we expect that our funding will be sufficient to fulfill these obligations and commitments when they are due.

Derivative Financial Instruments

The Company uses various financial instruments, including derivatives, in connection with strategies to reduce price risk resulting from changes in interest rates. The Company's derivative financial instruments consist of financial forward and futures contracts, interest rate lock commitments, swaps, and options. These derivatives relate to mortgage banking operations, MSRs, and other risk management activities. These derivatives seek to mitigate or reduce the Company's exposure to losses from adverse changes in interest rates. These activities will vary in scope based on the level and volatility of interest rates, the type of assets held, and other changing market conditions. The

Company held derivative financial instruments with notional values of $1.4 billion at December 31, 2009. Please see Note 15, "Derivative Financial Instruments."

Capital Position

In 2009, our capital position was significantly strengthened by strategic actions that were taken to increase our tangible capital and our measures of tangible capital strength. In addition to selling 13.2 million shares of our common stock through our DRP during the year, we exchanged 1.4 million of our BONUSES units for 4.8 million common shares in August, and sold 69.0 million shares in a common stock offering in December 2009 in conjunction with the AmTrust acquisition. The sale of shares through our DRP generated $147.3 million, while the common stock offering generated net proceeds of $864.9 million and the BONUSES unit exchange generated $39.1 million.

Reflecting these actions, as well as the increase in our 2009 earnings, stockholders' equity rose to $5.4 billion at December 31, 2009 from $4.2 billion at December 31, 2008. The balance at December 31, 2009 was equivalent to 12.73% of total assets and a book value per share of $12.40, as compared to 13.00% of total assets and a book value of $12.25 per share at December 31, 2008. The calculations of book value per share at the respective year-ends were based on 432,898,084 and 344,353,808 shares, respectively.

We calculate book value per share by subtracting the number of unallocated Employee Stock Ownership Plan ("ESOP") shares at the end of a period from the number of shares outstanding at the same date, and then dividing our total stockholders' equity by the resultant number of shares. Reflecting the actions described above, the number of shares outstanding rose to 433,197,332 at December 31, 2009 from 344,985,111 at December 31, 2008. Included in the respective year-end amounts were unallocated ESOP shares of 299,248 and 631,303. (Please see the definition of book value per share that appears in the Glossary on page 3 of this report.)

Tangible stockholders' equity rose 66.6% year-over-year to $2.8 billion from $1.7 billion at December 31, 2008. We calculate our tangible stockholders' equity by subtracting the goodwill and CDI that stemmed from our various business combinations from the balance of stockholders' equity. At December 31, 2009, we recorded goodwill of $2.4 billion, consistent with the year-earlier level, and CDI of $105.8 million, as compared to $87.8 million at December 31, 2008. The growth of our tangible capital was paralleled by the enhancement of our tangible capital measures. At December 31, 2009, tangible stockholders' equity represented 7.13% of tangible assets, a 147-basis point increase from the measure at December 31, 2008. Excluding AOCL from the calculation, the ratio of adjusted tangible stockholders' equity to adjusted tangible assets rose to 7.25% at the end of this December from 5.94% at the prior year-end. (Please see the reconciliations of stockholders' equity and tangible stockholders' equity and the related measures on page 85 of this report.)

The year-over-year increase in tangible stockholders' equity reflects the benefit of the aforementioned strategic actions, which was somewhat tempered by the distribution of cash dividends totaling $347.6 million in the form of four quarterly cash dividends of $0.25 per share, or $1.00 per share, annualized. The latter increase was more than offset by a $10.4 million reduction in the charge to stockholders' equity stemming from our pension and post-retirement plan obligations to $39.7 million, and a $27.0 million decline in after-tax net unrealized securities losses to $10.2 million. Reflecting the reductions in the respective charges, AOCL declined $37.4 million year-over-year to $49.9 million at December 31, 2009.

Consistent with our focus on capital strength and preservation, the level of stockholders' equity at December 31, 2009 continued to exceed the minimum federal requirements for a bank holding company. The following tables set forth our total risk-based, Tier 1 risk-based, and leverage capital amounts and ratios on a consolidated basis at December 31, 2009 and 2008, and the respective minimum regulatory capital requirements:

Regulatory Capital Analysis

At December 31, 2009	Actual		Minimum Required
(dollars in thousands)	Amount	Ratio	Ratio
Total risk-based capital	$3,500,748	15.03%	8.00%
Tier 1 risk-based capital	3,373,258	14.48	4.00
Leverage capital	3,373,258	10.03	4.00

At December 31, 2008	Actual		Minimum Required
(dollars in thousands)	Amount	Ratio	Ratio
Total risk-based capital	$2,430,510	11.96%	8.00%
Tier 1 risk-based capital	2,336,142	11.49	4.00
Leverage capital	2,336,142	7.84	4.00

The capital strength of the Company is paralleled by the solid capital position of the Banks. At December 31, 2009, the capital ratios for the Community Bank and the Commercial Bank continued to exceed the minimum levels required for classification as "well capitalized" institutions under the Federal Deposit Insurance Corporation Improvement Act of 1991, as further discussed in Note 18 to the Consolidated Financial Statements, "Regulatory Matters," in Item 8, "Financial Statements and Supplementary Data."

RESULTS OF OPERATIONS: 2009 and 2008 COMPARISON

Earnings Summary

In 2009, our net income rose to $398.6 million from $77.9 million in 2008. The 2009 amount was equivalent to diluted earnings per share of $1.13, up from $0.23 per diluted share in the year-earlier twelve months.

The growth of our 2009 earnings was primarily fueled by an increase in net interest income, the expansion of our net interest margin, and the benefit of the AmTrust acquisition on December 4th. Net interest income rose $229.8 million, or 34.0%, year-over-year to $905.3 million, while our net interest margin rose 64 basis points to 3.12%. These improvements were primarily due to the growth of the loan portfolio through organic loan production and the AmTrust acquisition; the steepening of the yield curve, as short-term rates of interest remained at historically low levels; and the reduction of our funding costs over the course of the year.

Although our 2009 earnings reflected less than one month of combined operations, the AmTrust acquisition provided a pre-tax bargain purchase gain (the "gain on AmTrust acquisition") of $139.6 million, which accounted for $84.2 million of our 2009 earnings and $0.22 of our 2009 diluted earnings per share. In addition, we recorded an after-tax gain of $1.9 million in connection with the termination of an AmTrust-related servicing hedge.

We also recorded a $4.3 million pre-tax gain on the strategic repurchase of certain REIT- and trust preferred securities in the fourth quarter, and a $5.7 million pre-tax gain on the exchange of our BONUSES units for common shares in the third quarter of 2009. Reflecting these gains, as well as those that stemmed from the AmTrust acquisition, our non-interest income rose to $157.6 million in 2009 from $15.5 million in 2008. On an after-tax basis, the respective gains were equivalent to $3.1 million and $3.4 million.

The growth of our non-interest income was partly offset by pre-tax OTTI losses of $96.5 million, equivalent to $58.5 million after-tax. Included in the pre-tax amount was an OTTI loss of $25.1 million that was recognized based on information received subsequent to the issuance of our fourth quarter 2009 earnings release. On an after-tax basis, this loss was equivalent to $15.3 million.

Reflecting the resolution of various tax audits, our 2009 earnings also included a $14.3 million reduction in income tax expense. This contribution to earnings combined with the gains recorded in non-interest income to more than offset the impact of the OTTI losses and a special assessment imposed on all FDIC-insured banks in the second quarter of the year. In our case, the special assessment was equivalent to $14.8 million, or $8.9 million after-tax.

The net effect of the aforementioned gains and the aforementioned charges was a $49.3 million contribution to 2009 earnings and a $0.14 contribution to diluted earnings per share.

Earnings growth was somewhat constrained by a $55.3 million increase in our provision for loan losses to $63.0 million, and by a $26.3 million increase in FDIC insurance premiums, recorded in 2009 general and administrative ("G&A") expense. Although operating expenses were generally increased by the AmTrust-related expansion of our staff and operations, the impact of the increase was more than offset by the contributions of AmTrust to our 2009 earnings and by the potential for continued earnings and revenue growth in future periods.

In 2008, our earnings were reduced by certain charges which more than offset the benefit of a $17.1 million after-tax gain on the repurchase of certain trust preferred securities and a $1.1 million after-tax Visa-related gain. Reflecting the strategic prepayment of certain borrowed funds in the second quarter, we recorded an after-tax debt repositioning charge of $199.2 million in 2008. In addition, after-tax OTTI losses totaled $62.7 million in the wake of Wall Street's third quarter 2008 turmoil. Our 2008 earnings were further reduced by a $2.3 million after-tax litigation settlement charge.

The net effect of these 2008 charges and gains was a $244.6 million reduction in 2008 earnings and a $0.73 reduction in our 2008 diluted earnings per share. Please see the comparison of our 2008 and 2007 earnings beginning on page 78 for a more detailed description of the factors that influenced our earnings in 2008.

Net Interest Income

The level of net interest income is a function of the average balance of our interest-earning assets, the average balance of our interest-bearing liabilities, and the spread between the yield on such assets and the cost of such liabilities. These factors are influenced by both the pricing and mix of our interest-earning assets and our interest-bearing liabilities which, in turn, are impacted by various external factors, including the local economy, competition for loans and deposits, the monetary policy of the FOMC, and market interest rates.

The cost of our deposits and borrowed funds is largely based on short-term rates of interest, the level of which is partially impacted by the actions of the FOMC. The FOMC reduces, maintains, or increases the target federal funds rate (the rate at which banks borrow from one another), as it deems necessary. In an effort to energize an economy plagued by rising unemployment and falling real estate values, the FOMC reduced the target federal funds rate seven times in 2008, from 4.25% at the start of the year to an historically low range of zero to 25 basis points on December 16th. Despite statistical indications that the two-year-long recession had ended, unemployment rose to 10.1% in October 2009 and was 10.0% in December. With unemployment increasing, real estate values still depressed, and home foreclosures rising, the FOMC maintained the target federal funds rate at zero to 25 basis points throughout 2009.

As a result of the low level of short-term interest rates, we substantially reduced our cost of deposits and borrowed funds over the course of the year. With certain of our competitors offering higher rates to attract deposits, we chose to utilize lower-cost wholesale funding to fuel our loan and asset growth. Consistent with our practice of using wholesale funds when they present an attractively priced alternative to retail funding, we continued to use FHLB advances and lower-cost brokered deposits through most of 2009. With the infusion of AmTrust's deposits in December, we enhanced our mix of funding sources, increasing our ratio of deposits to total assets to 52.9% from 44.3% at year-end 2008.

The yields generated by our loans and other interest-earning assets are typically driven by intermediate-term interest rates, which are set by the market and generally vary from day to day. While intermediate-term rates were generally lower in 2009 than they were in 2008, the disparity between intermediate and short-term rates was such that the spreads on our loans were wider as the yield curve steepened between 2008 and 2009.

The yields on our loans are also impacted by the level of prepayment penalty income we receive. In 2009, the continuing reluctance of property owners to refinance their loans as real estate values eroded and economic uncertainty continued, resulted in a 69.4% decline in prepayment penalty income to $7.6 million from an already modest $24.9 million in 2008. As a result, prepayment penalty income added three basis points to our average yield on loans in the current twelve-month period, down from twelve basis points in 2008. However, the impact of this decline on our interest income was far exceeded by the benefit of the growth of our average loan portfolio. In addition to the loans acquired in the AmTrust acquisition, loan growth was driven by organic loan production, with originations exceeding loan repayments by $1.0 billion in 2009.

As a result of these factors, net interest income rose 34.0% in 2009 to $905.3 million, from $675.5 million in 2008. The level of net interest income in 2008 was reduced by a debt repositioning charge of $39.6 million in connection with the prepayment of $700.0 million of wholesale borrowings.

In addition, the level of net interest income in 2009 reflects the amortization and accretion of mark-to-market adjustments on the assets and liabilities acquired in the AmTrust acquisition on December 4th.

Interest Income

Interest income rose $29.5 million year-over-year to $1.6 billion in the twelve months ended December 31, 2009. Although the average yield on interest-earning assets fell 27 basis points to 5.63% from the year-earlier level, the impact of this decline was exceeded by the benefit of a $1.8 billion, or 6.8%, increase in the average balance to $29.0 billion. Loans generated $1.3 billion of 2009's interest income, representing a $65.3 million increase from the year-earlier amount. The increase was the net effect of a $2.2 billion rise in the average balance of loans to $23.0 billion and a 29-basis point reduction in the average yield to 5.76%. The interest income produced by loans was also somewhat tempered by the reduction in prepayment penalty income year-over-year.

The increase in interest income produced by loans was only partially offset by a $35.8 million decline in the interest income produced by securities and money market investments to $309.0 million. This decline was the result of a $308.8 million reduction in the average balance to $6.0 billion and a 32-basis point reduction in the average yield to 5.11%. Although securities of $760.0 million were acquired in the AmTrust acquisition, their addition to the balance of such assets at the end of December was not sufficient to offset the impact of our year-long strategic decline in securities.

Interest Expense

Notwithstanding a $2.1 billion, or 8.2%, increase in the average balance of such funds to $27.6 billion, the interest expense produced by interest-bearing liabilities in 2009 declined $200.3 million to $729.3 million from the level recorded in 2008. The impact of the higher average balance on interest expense was exceeded by the benefit of a 100-basis point reduction in the average cost of funds to 2.65%.

While the rise in the average balance of interest-bearing liabilities primarily reflects the liabilities acquired in the AmTrust acquisition, the lower cost reflects a combination of factors, including the low level of short-term interest rates; the year-long run-off of higher-cost deposits; and the strategic actions we took in the second half of the year. In the third quarter of 2009, we exchanged 1.4 million BONUSES units with an average cost of 6.0% for common shares and then, in the fourth quarter, repurchased certain of our REIT- and trust preferred securities. In addition, we continued to benefit from the second quarter 2008 prepayment of wholesale borrowings totaling $4.0 billion with an average cost of 5.19%.

The bulk of the decrease in interest expense was attributable to interest-bearing deposits, which generated 2009 interest expense of $212.8 million, down $135.6 million from the level recorded in 2008. While the average balance of such funds rose $1.0 billion to $13.6 billion, the impact was far exceeded by a 121-basis point reduction in the average cost to 1.56%.

CDs accounted for $163.2 million of the interest expense produced by interest-bearing deposits, a $108.4 million reduction from the 2008 amount. At 2.59%, the average cost of CDs was 140 basis points lower than the year-earlier measure; in addition, the average balance declined $514.7 million year-over-year to $6.3 billion. The interest expense produced by NOW and money market accounts fell $20.8 million to $33.8 million, as the impact of a $1.4 billion increase in the average balance to $4.5 billion was exceeded by the benefit of a 99-basis point decline in the average cost to 0.75%. Similarly, the interest expense produced by savings accounts fell $6.3 million to $15.9 million, the net effect of a $208.4 million increase in the average balance to $2.8 billion and a 29-basis point decline in the average cost to 0.56%.

Borrowed funds contributed $516.5 million to 2009 interest expense, down $64.8 million from the year-earlier level, as the impact of a $1.1 billion increase in the average balance to $13.9 billion was exceeded by the benefit of an 81-basis point decline in the average cost to 3.70%. The interest expense produced by borrowed funds in 2008 included a debt repositioning charge of $39.6 million in connection with the strategic prepayment of wholesale borrowings in the second quarter of that year.

Net Interest Margin and Interest Rate Spread

Reflecting the same combination of factors that increased our net interest income, our spread and margin also rose in 2009. At 2.98%, our interest rate spread was 73 basis points wider than the year-earlier measure; at 3.12%, our net interest margin was 64 basis points wider than the measure recorded in 2008. The expansion of these measures occurred despite the decline in prepayment penalty income, which contributed three basis points to each of our 2009 spread and margin, as compared to nine basis points to each of these measures in 2008.

It should be noted that the level of prepayment penalty income in any given period depends on the volume of loans that refinance or prepay during that time. Such activity is largely dependent on current market conditions, including real estate values, the perceived or actual direction of market interest rates, and the contractual repricing and maturity dates of our multi-family and CRE loans. As a result, the level of prepayment penalty income we record is difficult to predict.

Net Interest Income Analysis

The following table sets forth certain information regarding our average balance sheet for the years indicated, including the average yields on our interest-earning assets and the average costs of our interest-bearing liabilities. Average yields are calculated by dividing the interest income produced by the average balance of interest-earning assets. Average costs are calculated by dividing the interest expense produced by the average balance of interest-bearing liabilities. The average balances for the year are derived from average balances that are calculated daily. The average yields and costs include fees and premiums and discounts (including mark-to-market adjustments from acquisitions) that are considered adjustments to such average yields and costs.

	For the Years Ended December 31,								
	2009			2008			2007		
(dollars in thousands)	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
ASSETS:									
Interest-earning assets:									
Mortgage and other loans, net [1]	$22,996,752	$1,325,601	5.76%	$20,843,714	$1,260,291	6.05%	$19,425,469	$1,217,348	6.27%
Securities and money market investments [2][3]	6,046,016	309,011	5.11	6,354,826	344,838	5.43	6,468,182	349,397	5.40
Total interest-earning assets	29,042,768	1,634,612	5.63	27,198,540	1,605,129	5.90	25,893,651	1,566,745	6.05
Non-interest-earning assets	4,241,521			3,961,236			3,754,921		
Total assets	$33,284,289			$31,159,776			$29,648,572		
LIABILITIES AND STOCKHOLDERS' EQUITY:									
Interest-bearing liabilities:									
NOW and money market accounts	$ 4,481,377	$ 33,788	0.75%	$ 3,131,137	$ 54,599	1.74%	$ 2,925,648	$ 90,346	3.09%
Savings accounts	2,829,237	15,859	0.56	2,620,864	22,179	0.85	2,534,276	27,714	1.09
Certificates of deposit	6,296,344	163,168	2.59	6,811,031	271,615	3.99	6,683,162	307,764	4.61
Total interest-bearing deposits	13,606,958	212,815	1.56	12,563,032	348,393	2.77	12,143,086	425,824	3.51
Borrowed funds	13,943,594	516,472	3.70	12,890,813	581,241	4.51	11,991,559	524,391	4.37
Total interest-bearing liabilities	27,550,552	729,287	2.65	25,453,845	929,634	3.65	24,134,645	950,215	3.94
Non-interest-bearing deposits	1,221,709			1,316,237			1,318,633		
Other liabilities	222,003			212,362			279,352		
Total liabilities	28,994,264			26,982,444			25,732,630		
Stockholders' equity	4,290,025			4,177,332			3,915,942		
Total liabilities and stockholders' equity	$33,284,289			$31,159,776			$29,648,572		
Net interest income/interest rate spread		$ 905,325	2.98%		$ 675,495	2.25%		$ 616,530	2.11%
Net interest-earning assets/net interest margin	$1,492,216		3.12%	$1,744,695		2.48%	$1,759,006		2.38%
Ratio of interest-earning assets to interest-bearing liabilities			1.05x			1.07x			1.07x

(1) *Amounts are net of net deferred loan origination costs/(fees) and the allowance for loan losses, and include loans held for sale and non-performing loans.*
(2) *Amounts are at amortized cost.*
(3) *Includes FHLB stock.*

Rate/Volume Analysis

The following table presents the extent to which changes in interest rates and changes in the volume of interest-earning assets and interest-bearing liabilities have affected our interest income and interest expense during the periods indicated. Information is provided in each category with respect to (i) the changes attributable to changes in volume (changes in volume multiplied by prior rate), (ii) the changes attributable to changes in rate (changes in rate multiplied by prior volume), and (iii) the net change. The changes attributable to the combined impact of volume and rate have been allocated proportionately to the changes due to volume and the changes due to rate.

	Year Ended December 31, 2009 Compared to Year Ended December 31, 2008 Increase/(Decrease)			Year Ended December 31, 2008 Compared to Year Ended December 31, 2007 Increase/(Decrease)		
	Due to			Due to		
(in thousands)	Volume	Rate	Net	Volume	Rate	Net
INTEREST-EARNING ASSETS:						
Mortgage and other loans, net	$119,105	$ (53,795)	$ 65,310	$ 82,848	$(39,905)	$ 42,943
Securities and money market investments	(16,314)	(19,513)	(35,827)	(6,161)	1,602	(4,559)
Total	102,791	(73,308)	29,483	76,687	(38,303)	38,384
INTEREST-BEARING LIABILITIES:						
NOW and money market accounts	$ 65,800	$ (86,611)	$ (20,811)	$ 6,877	$(42,624)	$(35,747)
Savings accounts	1,947	(8,267)	(6,320)	985	(6,520)	(5,535)
Certificates of deposit	(19,249)	(89,198)	(108,447)	6,020	(42,169)	(36,149)
Borrowed funds	54,615	(119,384)	(64,769)	40,189	16,661	56,850
Total	103,113	(303,460)	(200,347)	54,071	(74,652)	(20,581)
Change in net interest income	$ (322)	$ 230,152	$ 229,830	$ 22,616	$ 36,349	$ 58,965

Provision for Loan Losses

The provision for loan losses is based on management's periodic assessment of the adequacy of the loan loss allowance which, in turn, is based on its evaluation of inherent losses in our loan portfolio in accordance with GAAP.

In 2009, management's assessments considered several factors, including the current and historical performance of the loan portfolio; its inherent risk characteristics; the level of non-performing loans and charge-offs; delinquency levels and trends; local economic and market conditions; declines in real estate values; and the levels of unemployment and vacancy rates.

Reflecting management's assessment of these factors, we increased our provision for loan losses over the course of the year to $63.0 million from $7.7 million in 2008. The 2009 provision exceeded the year's net charge-offs by $33.1 million; as a result, the allowance for loan losses rose to $127.5 million from $94.4 million at December 31, 2008.

For additional information about the provision for loan losses, please see the discussion of the allowance for loan losses under "Critical Accounting Policies" earlier in this filing, together with the discussion of "Asset Quality" that begins on page 57 of this report.

Non-interest Income

The non-interest income we produce stems from several sources, some of which are ongoing and some of which are not. Among our ongoing sources of non-interest income are "fee income" in the form of retail deposit fees and charges on loans; income from our investment in BOLI; and "other income" which is typically derived from such varied sources as the sale of third-party investment products; the sale of one- to four-family loans on a conduit basis; and revenues from our wholly-owned subsidiary, Peter B. Cannell & Co., Inc. ("PBC"), an investment advisory firm. In connection with the AmTrust acquisition, the other income derived from these traditional sources was supplemented by other income from AmTrust's mortgage banking unit which originates loans held for sale to Fannie Mae and Freddie Mac.

In 2009, the combined non-interest income from fee income, BOLI income, and other income rose to $104.2 million from $102.3 million in 2008. While fee income and BOLI income declined modestly year-over-year, to $40.1 million and $27.4 million, respectively, the combined reduction of $2.4 million was exceeded by a $4.2 million increase in other income to $36.7 million. Included in the latter amount was a $3.1 million gain on the termination of a mortgage servicing hedge acquired in the AmTrust acquisition and other AmTrust-related revenues of $12.1 million. These additions to other income more than offset year-over-year declines in revenues from the sale of third-party investment products and the revenues produced by PBC.

In addition to the non-interest income produced by these ongoing sources, we recorded a $139.6 million gain on the AmTrust acquisition in 2009. The gain reflects the degree to which the fair value of the assets acquired in the AmTrust acquisition exceeded the fair value of the liabilities assumed. Please see Note 3, "Business Combinations," in Item 8, "Financial Statements and Supplementary Data."

We also recorded a $10.1 million gain on the repurchase of certain REIT- and trust preferred securities in the fourth quarter and on the exchange of BONUSES units in the third quarter of the year. Although the gain on debt repurchases/exchange we recorded in 2009 was $6.9 million less than the gain on debt repurchase recorded in 2008, our 2009 OTTI losses were $7.8 million less than the OTTI losses recorded in the prior year. OTTI losses of $9.7 million in 2009 related to non-credit factors and were therefore charged to AOCL in accordance with new accounting requirements described on page 63 under "Securities."

This combination of factors resulted in our recording 2009 non-interest income of $157.6 million, in contrast to $15.5 million in 2008.

Non-interest Income Analysis

The following table summarizes our sources of non-interest income in 2009, 2008, and 2007:

	For the Year Ended December 31,		
(in thousands)	2009	2008	2007
Fee income	$ 40,074	$ 41,191	$ 42,170
BOLI	27,406	28,644	26,142
Net gain on sale of securities	338	573	1,888
Gain (loss) on debt repurchases/exchanges	10,054	16,962	(1,848)
Gain on AmTrust acquisition	139,607	--	--
Loss on OTTI of securities	(96,533)	(104,317)	(56,958)
Gain on sale of bank-owned property	--	--	64,879
Other income:			
PBC	10,610	13,205	14,905
Third-party investment product sales	9,936	12,188	9,539
Gain on sale of loans	10,470	326	705
Other	5,677	6,757	9,670
Total other income	36,693	32,476	34,819
Total non-interest income	$157,639	$ 15,529	$111,092

Non-interest Expense

Non-interest expense has two primary components: operating expenses, which include compensation and benefits, occupancy and equipment, and G&A expenses; and the amortization of the CDI stemming from our various business combinations. CDI amortization totaled $22.8 million in 2009 as compared to $23.3 million in 2008.

In 2009, we recorded operating expenses of $384.0 million, up $63.2 million from the year-earlier amount. Although the increase stemmed from all three categories, the bulk of the increase was attributable to higher FDIC premiums and the FDIC special assessment imposed in the second quarter, which totaled $45.8 million, and accounted for the $45.4 million increase in G&A expense to $125.6 million. Also reflected in 2009 G&A expense were $7.5 million in AmTrust acquisition-related costs.

Compensation and benefits expense rose $14.7 million year-over-year, to $184.7 million, partly reflecting the AmTrust acquisition-related expansion of our branch and back-office staffs. In addition, the increase in compensation and benefits expense reflects normal salary increases, the expansion of certain existing back-office departments, and the granting of incentive stock awards. The increase in occupancy and equipment expense in 2009 was far more modest, rising $3.1 million to $73.7 million year-over-year.

Although operating expenses rose year-over-year, the increase was exceeded by the growth of our net interest income and non-interest income, resulting in an improvement in our efficiency ratio to 36.13% in 2009 from 46.43% in 2008. While our 2010 operating expenses will reflect the full-year impact of the AmTrust acquisition, we would expect the acquisition to benefit our net interest income and non-interest income as well.

In 2008, the level of non-interest expense recorded was increased by a charge of $285.4 million for the prepayment of $3.3 billion in wholesale borrowings and other borrowed funds. Reflecting the impact of this charge, 2008 non-interest expense totaled $629.5 million; in contrast, we recorded non-interest expense of $406.8 million in 2009.

Income Tax Expense (Benefit)

Income tax expense (benefit) includes federal, New York State, and New York City income taxes, as well as non-material income taxes from other jurisdictions where we have branch operations or operate certain of our subsidiaries.

In 2009, we recorded pre-tax income of $593.1 million, in contrast to $53.8 million in 2008. As a result of this significant difference, we recorded 2009 income tax expense of $194.5 million in contrast to an income tax benefit of $24.1 million in the year-earlier twelve months. Similarly, our effective tax rate was 32.79% in 2009, in contrast to a negative 44.78% in 2008.

In 2008, our pre-tax earnings were substantially reduced by the $325.0 million debt repositioning charge recorded in the second quarter and by OTTI losses of $104.3 million. In 2009, our OTTI losses were more than offset by the benefit of the aforementioned gain on the AmTrust acquisition. In addition, our 2009 income tax expense reflects the benefit of a $14.3 million downward adjustment in connection with the resolution of various tax audits in the second half of the year.

In July 2009, new tax laws were enacted that were effective for the determination of our New York City income tax liability for calendar year 2009. In general, these laws conformed the New York City tax rules to those of New York State. Included in these new tax laws was a provision requiring the inclusion of income earned by a subsidiary taxed as a REIT for federal tax purposes, regardless of the location in which the REIT subsidiary conducts its business or the timing of its distribution of earnings. Although the full inclusion of REIT-generated income will begin in 2011, the new tax law increased our 2009 income tax expense by $1.6 million. Absent any change in the manner in which we conduct our business, current income tax expense is estimated to increase by approximately $1.3 million for 2010, with a larger increase starting in 2011.

RESULTS OF OPERATIONS: 2008 and 2007 COMPARISON

Earnings Summary

Our 2008 earnings were highlighted by a $59.0 million, or 9.6%, increase in net interest income to $675.5 million, and by a ten-basis point increase in our net interest margin to 2.48%. The increases were driven by double-digit loan growth and by a meaningful reduction in our cost of funds. The increase in net interest income occurred despite a $32.8 million decline in prepayment penalty income to $24.9 million, which was equivalent to a nine-basis point reduction in our average interest-earning assets yield.

The reduction in our funding costs was partly due to the steady decline in the target federal funds rate, but also to certain strategic actions taken during the year. In May and June 2008, we prepaid $4.0 billion of higher-cost borrowed funds, as previously mentioned, and replaced those funds with $3.8 billion of wholesale borrowings featuring lower interest rates.

While the repositioning of our debt contributed to the expansion of our margin and net interest income in the third and fourth quarters, it generated a pre-tax charge of $325.0 million in the second quarter of the year. Of the latter amount, $39.6 million was recorded as interest expense, thus reducing our net interest income by that amount to the aforementioned level and our net interest margin by 15 basis points to the measure cited above. The remaining $285.4 million of the pre-tax charge was recorded in non-interest expense.

Primarily reflecting the $285.4 million debt repositioning charge, and a $21.2 million increase in operating expenses to $320.8 million, non-interest expense rose $304.0 million to $629.5 million year-over-year. The increase in operating expenses in large part reflects the full-year impact of our 2007 acquisitions of PennFed Financial Services, Inc. ("PennFed"), Synergy Financial Group, Inc. ("Synergy"), and 11 branches of Doral Bank, FSB ("Doral") in New York City, which not only increased our number of branches, but also our staffing and G&A expense.

On an after-tax basis, the combined debt repositioning charge reduced our 2008 earnings by $199.2 million, or $0.60 per common and diluted share.

The decline in the capital markets also had an impact on our 2008 performance, as we recorded total losses of $104.3 million on the OTTI of securities during the year. The OTTI losses reduced our 2008 non-interest income to $15.5 million and, on an after-tax basis, reduced our 2008 earnings by $62.7 million, or $0.19 per diluted share.

In view of the weakening economy and the increase in non-performing assets, we also recorded a $7.7 million provision for loan losses in 2008. Reflecting the loan loss provision and net charge-offs of $6.1 million, the allowance for loan losses rose to $94.4 million at the end of the year.

While our 2008 earnings were highlighted by the increase in net interest income and the expansion of our net interest margin, the benefits of these increases were exceeded by the combined after-tax impact of the debt repositioning and OTTI losses, which together reduced our earnings by $261.9 million, or $0.79 per basic and diluted share. Reflecting the impact of the latter amount on our performance, we recorded earnings of $77.9 million, or $0.23 per basic and diluted share in 2008. Our results for 2008 include an income tax benefit of $24.1 million.

In 2007, we recorded earnings of $279.1 million, equivalent to $0.90 per basic and diluted share. Our 2007 earnings reflected the nine-month benefit of the PennFed transaction, the five-month benefit of the Doral transaction, and the three-month benefit of the transaction with Synergy. In addition, our 2007 earnings reflected the following after-tax gains and charges:

- A $44.8 million gain on the sale of our Atlantic Bank headquarters in Manhattan;
- A $2.6 million benefit from certain tax audit developments;
- A $1.2 million net gain on the sale of securities;
- A $38.7 million loss on the OTTI of securities recorded in connection with the post-PennFed repositioning of our balance sheet;
- A $2.2 million charge for the prepayment of wholesale borrowings in connection with the repositioning of our balance sheet following the acquisition of PennFed;
- A $2.1 million charge for the merger-related allocation of ESOP shares in connection with our PennFed and Synergy transactions;
- A $1.2 million loss on debt redemption, in connection with the early redemption of certain trust preferred securities; and
- A $650,000 charge relating to our membership interest in Visa U.S.A.

The net effect of these after-tax gains and charges was a $3.8 million, or $0.01 per share, contribution to our 2007 earnings and our basic and diluted earnings per share.

Net Interest Income

In 2008, our net interest income rose $59.0 million, or 9.6% to $675.5 million, and our net interest margin rose ten basis points to 2.48%. The increases were the result of the year-long decline in the federal funds rate, the related steepening of the yield curve, increased loan production, and the specific actions we took during the year to reduce our funding costs.

The target federal funds rate was maintained at 5.25% through September 18, 2007, and reduced to 4.25% by the end of that year. As a result of the steady economic decline that followed, the target federal funds rate was lowered seven times in 2008 in an effort to re-energize the economy. As home sales continued to fall and unemployment continued to increase, the FOMC reduced the target federal funds rate to an historically low range of zero to 0.25% on December 16, 2008.

As a result of the decline in short-term interest rates, we substantially reduced our cost of deposits, as well as our cost of borrowed funds over the course of the year. With a number of competitors offering excessive rates to attract deposits, we chose to utilize lower-cost funds to fuel our loan and asset growth. Consistent with our practice of using wholesale funds when they present an attractively priced alternative to retail funding, we increased our use of lower-cost brokered deposits in 2008.

To further reduce our funding costs, we also decided to reposition our borrowed funds in the second quarter of the year. While the debt repositioning charge added $39.6 million to the year's interest expense and 31 basis points to our average cost of funds (thus reducing our net interest income and net interest margin by the same figures), the benefits of the debt repositioning were reflected in our measures for the third and fourth quarters of 2008.

Although the disparity between short- and long-term rates resulted in an inverted yield curve in 2006 and the first half of 2007, the yield curve flattened out midway through that year and then began to grow steeper as short-term rates began to decline at a faster pace than long-term interest rates. As this disparity between short- and long-term rates continued, the yield curve grew even steeper, benefiting our net interest income and our margin in 2008.

In the face of mounting uncertainty about the financial and real estate markets, many of the property owners we lend to chose to postpone the refinancing of their multi-family and CRE loans in the past year. As a result, prepayment penalty income declined by 56.8% from $57.6 million in 2007 to $24.9 million in 2008. While the decline in prepayment penalty income reduced the average yields on our loans and assets, the impact of these reductions was significantly exceeded by the benefit of the increase in the average balances.

The benefits of our actions during the year were more fully reflected in our fourth quarter 2008 measures. In the last three months of 2008, and despite a $2.1 million decline in prepayment penalty income to $2.4 million, our net interest income rose $47.2 million, or 30.6%, year-over-year to $201.6 million, and our net interest margin rose 51 basis points year-over-year, to 2.87%.

Interest Income

In 2008, interest income rose $38.4 million year-over-year to $1.6 million. The increase was driven by a $1.3 billion rise in the average balance of interest-earning assets to $27.2 billion and tempered by a 15-basis point decline in the average yield to 5.90%. Loans generated $1.3 billion of the interest income recorded in 2008, representing a $42.9 million increase from the year-earlier level. The latter increase was the result of a $1.4 billion rise in the average balance of loans to $20.8 billion, which exceeded the impact of a 22-basis point decline in the average yield to 6.05%. Significantly, the increase in our interest income was achieved despite the aforementioned decline in prepayment penalty income, as refinancing activity declined.

The interest income produced by securities and money market accounts declined $4.6 million year-over-year to $344.8 million, the net effect of a $113.4 million decline in the average balance to $6.4 billion and a three-basis point increase in the average yield to 5.43%.

Interest Expense

Interest expense declined $20.6 million year-over-year, to $929.6 million, the net effect of a 29-basis point decline in the average cost of funds to 3.65% and a $1.3 billion increase in the average balance of interest-bearing liabilities to $25.5 billion.

The level of interest expense recorded in 2008 was increased by the debt repositioning charge recorded in the second quarter. In addition to adding $39.6 million to the interest expense produced in 2008 by borrowed funds and interest-bearing liabilities, the debt repositioning charge added 31 and 15 basis points to the respective average costs of such funds. The interest expense produced by borrowed funds rose $56.9 million year-over-year, to $581.2 million, as the average balance of such funds rose $899.3 million to $12.9 billion, offsetting a 29-basis point decrease in the average cost to 3.65%.

Interest-bearing deposits produced interest expense of $348.4 million in 2008, reflecting a year-over-year reduction of $77.4 million, as a $420.0 million increase in the average balance to $12.6 billion was more than offset by a 74-basis point decline in the average cost to 2.77%. CDs accounted for $271.6 million of the interest expense produced in 2008, reflecting a year-over-year reduction of $36.1 million. The decrease was the net effect of a $127.9 million rise in the average balance of CDs to $6.8 billion, and a 62-basis point drop in the average cost of such funds to 3.99%.

The interest expense produced by savings accounts also declined in 2008, to $22.2 million, from $27.7 million in the year-earlier twelve months. The decrease stemmed from a 24-basis point decline in the average cost of such funds to 0.85%, which more than offset the impact of an $86.6 million rise in the average balance to $2.6 billion. NOW and money market accounts produced 2008 interest expense of $54.6 million, representing a year-over-year reduction of $35.7 million. The decline was the net effect of a $205.5 million increase in the average balance to $3.1 billion and a 135-basis point decline in the average cost to 1.74%. The higher average balance reflects our increased use of brokered deposits, while the decline in the average cost reflects the year-long reduction in short-term interest rates.

Non-interest-bearing deposits averaged $1.3 billion in 2008, down $21.4 million from the average balance recorded in the year-earlier twelve months.

Interest Rate Spread and Net Interest Margin

The same factors that contributed to the growth of our net interest income contributed to the expansion of our interest rate spread and net interest margin in 2008. At 2.25%, our spread was 14 basis points higher than the year-earlier measure; at 2.48%, our margin was up 10 basis points year-over-year. The extent to which these measures expanded in 2008 was constrained by the 15 basis points that were added by the aforementioned debt repositioning charge to our average cost of funds.

In addition, the average yields we recorded on our average balances of loans and interest-earning assets were reduced by the aforementioned decline in prepayment penalty income stemming primarily from multi-family and CRE loans. Prepayment penalty income added 22 basis points to each of our spread and margin in 2007; in contrast, prepayment penalty income added nine basis points to each of our spread and margin in 2008.

Provision for Loan Losses

Although net charge-offs represented 0.03% of average loans for the year, and non-performing loans represented 0.51% of total loans at the end of December, we recorded a provision for loan losses of $7.7 million in 2008. No loan loss provision was recorded in the prior year. The decision to record a loan loss provision in 2008 was prompted by the weakening of the economy, as well as an increase in net charge-offs and non-performing assets during this time.

The net effect of the $7.7 million loan loss provision and net charge-offs of $6.1 million was a $1.6 million increase in the allowance for loan losses to $94.4 million at December 31, 2008.

Non-interest Income

In 2008, our three ongoing sources of non-interest income totaled $102.3 million, $820,000 less than the amount recorded in the prior year. While BOLI income rose $2.5 million year-over-year to $28.6 million, the increase was offset by a $979,000 decline in fee income to $41.2 million, coupled with a $2.3 million reduction in other income to $32.5 million. The decline in other income was limited by a $2.6 million increase in the revenues produced through the sale of third-party investment products, as the merger-related expansion of our branch network in 2007 resulted in an increase in our customer base. Also included in other income in 2008 was a Visa-related gain of $1.6 million, which included $1.1 million resulting from the mandatory redemption of shares received in connection with Visa, Inc.'s initial public offering in the first quarter of 2008, and $500,000 which served to reduce a portion of the $1.0 million Visa-related charge recorded in fourth quarter 2007 operating expenses.

Among the reasons for the decline in other income was a $1.7 million reduction in the revenues produced by PBC, given the broad decline in the capital markets in 2008. In addition, the decline in other income reflects the decision to discontinue the outsourcing of payment services relating to teller checks and money orders, and to assume this function in house.

While these ongoing revenue sources contributed to our non-interest income in 2008 and 2007, certain other factors exceeded their impact in each of these years. In 2008, our non-interest income was substantially reduced by the aforementioned OTTI losses on securities of $104.3 million, a reflection of the decline in the capital markets over the course of the year. The impact of the OTTI losses on our 2008 non-interest income was only partly offset by a $17.0 million gain on debt repurchase and by a $573,000 net gain on the sale of securities, both occurring in the fourth quarter of the year.

In the second quarter of 2007, we recorded an OTTI loss on securities of $57.0 million, in anticipation of selling the impaired securities later in the year. The sale of securities was consistent with our practice of repositioning our balance sheet following a merger transaction; in April 2007, we had completed our acquisition of PennFed. The impact of the OTTI loss on our 2007 non-interest income, and of a $1.8 million pre-tax loss on debt repurchase, was exceeded by the benefit of a $64.9 million gain on the sale of our Atlantic Bank headquarters in Manhattan, together with a $1.9 million net gain on the sale of securities in the same year.

Largely reflecting the OTTI losses in 2008 and the gain on the sale of our Atlantic Bank headquarters in 2007, non-interest income totaled $15.5 million in 2008, as compared to $111.1 million in the prior year.

Non-interest Expense

Operating expenses totaled $320.8 million in 2008, as compared to $299.6 million in 2007, as compensation and benefits expense rose $10.8 million to $170.0 million, occupancy and equipment expense rose $2.1 million to $70.7 million, and G&A expense rose $8.4 million to $80.2 million. While each of these increases reflects the full-year impact of our 2007 business combinations, a number of other factors contributed to the year-over-year increase.

For example, the higher level of compensation and benefits expense reflects normal salary increases, together with the distribution of stock awards under the terms of our shareholder-approved management and stock incentive plans. The increase in G&A expense largely reflects an increase in professional fees, higher advertising costs, and an increase in FDIC insurance premiums.

In 2007, our compensation and benefits expense was increased by a $2.2 million charge relating to the allocation of ESOP shares in connection with our PennFed and Synergy acquisitions. No comparable charge was recorded in 2008. In addition, our 2007 G&A expense was increased by a $1.0 million pre-tax charge relating to our membership interest in Visa, U.S.A., a subsidiary of Visa, Inc. ("Visa"). Of the latter amount, $500,000 was reversed through non-interest income in the first quarter of 2008.

In October 2007, Visa completed a reorganization in contemplation of its initial public offering, which subsequently occurred in the first quarter of 2008. As part of that reorganization, the Community Bank and the former Synergy Bank, along with many other banks across the nation, received shares of common stock of Visa. In accordance with GAAP, we did not recognize any value for this common stock ownership interest.

Visa claimed that all Visa, U.S.A. member banks were obligated to share with it in losses stemming from certain litigation against it and certain other named member banks (the "Covered Litigation"). Visa set aside a portion of the proceeds from its initial public offering in an escrow account to fund any judgments or settlements that might arise from the Covered Litigation, and planned to reduce the amount of shares to be allocated to the Visa U.S.A. member banks by amounts necessary to cover such liability. Nevertheless, Visa U.S.A. member banks were required to record a liability for the fair value of their related contingent obligation to Visa U.S.A., based on the percentage of their membership interest. The Visa litigation charge was established based on our best estimate of the combined membership interests of the Community Bank and the former Synergy Bank with regard to both settled and pending litigation in which Visa is involved.

The amortization of CDI rose $585,000 to $23.3 million in 2008, reflecting the full-year impact of our acquisitions of PennFed, Synergy, and Doral's New York City-based branch network in 2007.

Operating expenses and CDI totaled $344.2 million in 2008, as compared to $322.3 million in 2007. Nonetheless, non-interest expense rose to $629.5 million from $325.5 million in the prior year. In 2008, our non-interest expense was increased by the pre-tax debt repositioning charge of $285.4 million, which significantly exceeded the $3.2 million debt repositioning charge recorded in the year-earlier twelve months.

Income Tax (Benefit) Expense

In 2008, we recorded an income tax benefit of $24.1 million, as compared to income tax expense of $123.0 million in the prior year.

The income tax benefit recorded in 2008 reflects the combined impact of the debt repositioning charge of $325.0 million and OTTI losses of $104.3 million on our pre-tax income. Reflecting these factors, income before income tax expense totaled $53.8 million and the effective tax rate equaled a negative 44.8% in 2008. This anomaly was the result of the relatively constant level of certain favorable permanent differences and tax credits in a year when pre-tax income was reduced by the factors described above. In addition, the tax benefits recognized in 2008 include the release of a valuation allowance for the utilization of net operating losses to offset future New York State taxes, and the tax-free redemption of securities issued by subsidiaries of the Community Bank. While the pre-tax income we recorded in 2007 was reduced by a pre-tax OTTI loss of $57.0 million, the impact was largely offset by the $64.9 million gain on the sale of our Atlantic Bank headquarters in New York. Accordingly, income before income tax expense was $402.1 million in 2007, and the effective tax rate was 30.6%.

QUARTERLY FINANCIAL DATA

The following table sets forth selected unaudited quarterly financial data for the years ended December 31, 2009 and 2008:

	2009				2008			
(in thousands, except per share data)	4th(1)	3rd(2)	2nd(3)	1st	4th(4)	3rd(5)	2nd(6)	1st
Net interest income	$254,465	$226,360	$217,585	$206,915	$201,607	$181,879	$ 130,550	$161,459
Provision for loan losses	30,000	15,000	12,000	6,000	5,600	400	1,700	--
Non-interest income (loss)	138,102	15,072	(17,711)	22,176	29,023	(19,332)	(22,659)	28,497
Non-interest expense	114,335	95,479	107,403	89,598	86,655	84,335	373,690	84,850
Income (loss) before income taxes	248,232	130,953	80,471	133,493	138,375	77,812	(267,499)	105,106
Income tax expense (benefit)	93,296	32,380	24,023	44,804	36,143	19,748	(112,716)	32,735
Net income (loss)	$154,936	$ 98,573	$ 56,448	$ 88,689	$102,232	$ 58,064	$(154,783)	$ 72,371
Basic earnings (loss) per share	$0.41	$0.28	$0.16	$0.26	$0.30	$0.17	$(0.47)	$0.22
Diluted earnings (loss) per share	$0.41	$0.28	$0.16	$0.26	$0.30	$0.17	$(0.47)	$0.22

(1) *Includes a pre-tax bargain purchase gain of $139.6 million on the AmTrust acquisition, a pre-tax gain on debt repurchase of $4.3 million, and a pre-tax gain of $3.1 million on the termination of a servicing hedge. Also includes a pre-tax OTTI loss of $96.5 million. On an after-tax basis, the net effect of these items, all of which were recorded in non-interest income, was to increase our net income in the quarter by $57.2 million, or $0.15 per diluted share.*

(2) *Includes a $13.3 million, or $0.04 per diluted share, adjustment to income tax expense from the resolution of certain tax audits, together with a $5.7 million pre-tax gain on the exchange of BONUSES units for common stock and a pre-tax OTTI loss of $13.3 million, both of which were recorded in non-interest income. On an after-tax basis, the net effect of these items was to increase our net income in the third quarter of 2009 by $8.4 million, or $0.02 per diluted share.*

(3) *Includes a pre-tax OTTI loss of $39.7 million, recorded in non-interest income, and a pre-tax FDIC special assessment of $14.0 million, recorded in non-interest expense. On an after-tax basis, the combined charges reduced our second quarter 2009 earnings by $32.6 million, or $0.09 per diluted share.*

(4) *Includes a pre-tax OTTI loss of $10.6 million and a non-taxable $16.0 million gain on debt repurchase, both of which were recorded in non-interest income. On an after-tax basis, the net effect of these factors was to increase our net income in the quarter by $9.8 million, or $0.03 per diluted share, after-tax.*

(5) *Includes a pre-tax OTTI loss of $44.2 million which was recorded in non-interest income. On an after-tax basis, the loss reduced our net income in the quarter by $26.7 million, or $0.08 per diluted share.*

(6) *Includes a pre-tax debt repositioning charge of $325.0 million and a pre-tax litigation settlement charge of $3.4 million, both of which were recorded in non-interest expense. Also includes a pre-tax OTTI loss of $49.6 million which was recorded in non-interest income. On an after-tax basis, the collective charges reduced our net income in the quarter by $231.3 million, or $0.70 per diluted share.*

IMPACT OF INFLATION

The Consolidated Financial Statements and notes thereto presented in this report have been prepared in accordance with GAAP, which require that we measure our financial condition and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike industrial companies, nearly all of a bank's assets and liabilities are monetary in nature. As a result, the impact of interest rates on our performance is greater than the impact of general levels of inflation. Interest rates do not necessarily move in the same direction, or to the same extent, as the prices of goods and services.

IMPACT OF ACCOUNTING PRONOUNCEMENTS

Please refer to Note 2 to the Consolidated Financial Statements, "Summary of Significant Accounting Policies," in Item 8, "Financial Statements and Supplementary Data," for a discussion of the impact of recent accounting pronouncements on our financial condition and results of operations.

RECONCILIATION OF STOCKHOLDERS' EQUITY AND TANGIBLE STOCKHOLDERS' EQUITY, TOTAL ASSETS AND TANGIBLE ASSETS, AND THE RELATED MEASURES

Although tangible stockholders' equity, adjusted tangible stockholders' equity, tangible assets, and adjusted tangible assets are not measures that are calculated in accordance with GAAP, management uses these non-GAAP measures in their analysis of our performance. We believe that these non-GAAP measures are important indications of our ability to grow both organically and through business combinations and, with respect to tangible stockholders' equity and adjusted tangible stockholders' equity, our ability to pay dividends and to engage in various capital management strategies.

We calculate tangible stockholders' equity by subtracting from stockholders' equity the sum of our goodwill and CDI, and calculate tangible assets by subtracting the same sum from our total assets. To calculate our ratio of tangible stockholders' equity to tangible assets, we divide our tangible stockholders' equity by our tangible assets, both of which include AOCL. AOCL consists of after-tax net unrealized losses on securities and pension and post-retirement obligations, and is recorded in our Consolidated Statements of Condition. We also calculate our ratio of tangible stockholders' equity to tangible assets excluding AOCL, as its components are impacted by changes in market conditions, including interest rates, which fluctuate. This ratio is referred to below and earlier in this report as the ratio of "adjusted tangible stockholders' equity to adjusted tangible assets."

Neither tangible stockholders' equity, adjusted tangible stockholders' equity, tangible assets, adjusted tangible assets, nor the related tangible capital measures should be considered in isolation or as a substitute for stockholders' equity or any other capital measure prepared in accordance with GAAP. Moreover, the manner in which we calculate these non-GAAP capital measures may differ from that of other companies reporting measures of capital with similar names.

Reconciliations of our stockholders' equity, tangible stockholders' equity, and adjusted tangible stockholders' equity; our total assets, tangible assets, and adjusted tangible assets; and the related measures at December 31, 2009 and 2008 follow:

	December 31,	
(dollars in thousands)	2009	2008
Total stockholders' equity	$ 5,366,902	$ 4,219,246
Less: Goodwill	(2,436,401)	(2,436,401)
Core deposit intangibles	(105,764)	(87,780)
Tangible stockholders' equity	$ 2,824,737	$ 1,695,065
Total assets	$42,153,869	$32,466,906
Less: Goodwill	(2,436,401)	(2,436,401)
Core deposit intangibles	(105,764)	(87,780)
Tangible assets	$39,611,704	$29,942,725
Stockholders' equity to total assets	12.73%	13.00%
Tangible stockholders' equity to tangible assets	7.13%	5.66%
Tangible stockholders' equity	$2,824,737	$1,695,065
Add back: AOCL	49,903	87,319
Adjusted tangible stockholders' equity	$2,874,640	$1,782,384
Tangible assets	$39,611,704	$29,942,725
Add back: AOCL	49,903	87,319
Adjusted tangible assets	$39,661,607	$30,030,044
Adjusted tangible stockholders' equity to adjusted tangible assets	7.25%	5.94%

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We manage our assets and liabilities to reduce our exposure to changes in market interest rates. The asset and liability management process has three primary objectives: to evaluate the interest rate risk inherent in certain balance sheet accounts; to determine the appropriate level of risk, given our business strategy, operating environment, capital and liquidity requirements, and performance objectives; and to manage that risk in a manner consistent with guidelines approved by the Boards of Directors of the Company, the Community Bank, and the Commercial Bank.

Market Risk

As a financial institution, we are focused on reducing our exposure to interest rate volatility, which represents our primary market risk. Changes in market interest rates represent the greatest challenge to our financial performance, as such changes can have a significant impact on the level of income and expense recorded on a large portion of our interest-earning assets and interest-bearing liabilities, and on the market value of all interest-earning assets, other than those possessing a short term to maturity. To reduce our exposure to changing rates, the Board of Directors and management monitor interest rate sensitivity on a regular or as needed basis so that adjustments in the asset and liability mix can be made when deemed appropriate.

The actual duration of mortgage loans and mortgage-related securities can be significantly impacted by changes in prepayment levels and market interest rates. The level of prepayments may be impacted by a variety of factors, including the economy in the region where the underlying mortgages were originated; seasonal factors; demographic variables; and the assumability of the underlying mortgages. However, the largest determinants of prepayments are market interest rates and the availability of refinancing opportunities.

To manage our interest rate risk in 2009, we continued to pursue the core components of our business model and engaged in a number of specific strategies to reduce our interest rate risk: (1) We continued to place an emphasis on the origination and retention of intermediate-term assets, primarily in the form of multi-family and CRE loans; (2) We utilized the cash flows from loan and securities repayments to fund our loan production, as well as our more limited investments in GSE securities; (3) We capitalized on the historically low level of the federal funds target rate to reduce our retail funding costs; (4) We utilized wholesale funding sources, including brokered deposits, to support our loan production when such funding presented an attractively priced alternative to retail funds; (5) We exchanged 1.4 million of our BONUSES units for shares of our common stock and repurchased certain REIT- and trust preferred securities to reduce our cost of borrowed funds; (6) We improved our funding model by assuming AmTrust's deposits, resulting in a higher concentration of retail funds; and (7) We utilized a portion of the cash received in the AmTrust acquisition to pay off certain wholesale borrowings.

In connection with the AmTrust acquisition, we acquired a mortgage banking unit that originates agency-conforming one- to four-family loans for sale to Fannie Mae and Freddie Mac. As a result, we now have certain interest rate lock commitments to fund residential mortgage loans at specified rates and for a specific period of time. These commitments are considered derivative financial instruments, and are carried at fair value. Gains and losses due to changes in the fair value of the derivatives are recognized currently in earnings.

We enter into forward commitments to sell fixed rate mortgage-backed securities to protect against changes in the prices of conforming fixed rate loans held for sale. Most forward commitments to sell are entered into with primary dealers. Entering into commitments to fund loans or mortgage-backed securities can pose a risk if we are not able to deliver the loans or securities on the appropriate delivery date. If this occurs, we may be required to pay a fee to the buyer.

We may retain the servicing on loans that we sell, in which case we would recognize an MSR asset. We estimate prepayment rates based on current interest rate levels, other economic conditions, and market forecasts, as well as relevant characteristics of the servicing portfolio. Generally, when market interest rates decline, prepayments increase as customers refinance their existing mortgages under more favorable interest rate terms. When a mortgage prepays, or when loans are expected to prepay earlier than originally expected, the anticipated cash flows associated with servicing these loans are terminated or reduced, resulting in a reduction to the fair value of the capitalized MSRs. To mitigate the prepayment risk inherent in MSRs, we could sell the servicing of the loans we originate, and thus minimize the potential for earnings volatility.

We also invest in exchange-traded derivative financial instruments which are expected to experience opposite and offsetting changes in fair value as related to the value of the MSRs. MSRs are recorded at fair value, with changes in fair value recorded currently in earnings.

Interest Rate Sensitivity Analysis

The matching of assets and liabilities may be analyzed by examining the extent to which such assets and liabilities are "interest rate sensitive" and by monitoring a bank's interest rate sensitivity "gap." An asset or liability is said to be interest rate sensitive within a specific time frame if it will mature or reprice within that period of time. The interest rate sensitivity gap is defined as the difference between the amount of interest-earning assets maturing or repricing within a specific time frame and the amount of interest-bearing liabilities maturing or repricing within that same period of time. In a rising interest rate environment, an institution with a negative gap would generally be expected, absent the effects of other factors, to experience a greater increase in the cost of its interest-bearing liabilities than it would in the yield on its interest-earning assets, thus producing a decline in its net interest income. Conversely, in a declining rate environment, an institution with a negative gap would generally be expected to experience a lesser reduction in the yield on its interest-earning assets than it would in the cost of its interest-bearing liabilities, thus producing an increase in its net interest income.

In a rising interest rate environment, an institution with a positive gap would generally be expected to experience a greater increase in the yield on its interest-earning assets than it would in the cost of its interest-bearing liabilities, thus producing an increase in its net interest income. Conversely, in a declining rate environment, an institution with a positive gap would generally be expected to experience a lesser reduction in the cost of its interest-bearing liabilities than it would in the yield on its interest-earning assets, thus producing a decline in its net interest income.

At December 31, 2009, our one-year gap was a negative 1.63%, as compared to a positive 0.16% at December 31, 2008. Despite the addition of AmTrust's loans to our portfolio on December 4th, the movement in our one-year gap was nominal as a result of the extension of our multi-family and CRE loans due to a decline in expected prepayments.

The following table sets forth the amounts of interest-earning assets and interest-bearing liabilities outstanding at December 31, 2009 which, based on certain assumptions stemming from our historical experience, are expected to reprice or mature in each of the future time periods shown. Except as stated below, the amounts of assets and liabilities shown as repricing or maturing during a particular time period were determined in accordance with the earlier of (1) the term to repricing, or (2) the contractual terms of the asset or liability. The table provides an approximation of the projected repricing of assets and liabilities at December 31, 2009 on the basis of contractual maturities, anticipated prepayments (including anticipated calls on wholesale borrowings), and scheduled rate adjustments within a three-month period and subsequent selected time intervals. For loans and mortgage-related securities, prepayment rates were assumed to range up to 23% annually. Savings accounts, Super NOW accounts, and NOW accounts were assumed to decay at an annual rate of 5% for the first five years and 15% for the years thereafter. With the exception of those accounts having specified repricing dates, money market accounts were assumed to decay at an annual rate of 20% for the first five years and 50% in the years thereafter.

Prepayment and deposit decay rates can have a significant impact on our estimated gap. While we believe our assumptions to be reasonable, there can be no assurance that the assumed prepayment and decay rates noted above will approximate actual future loan prepayments and deposit withdrawal activity.

Interest Rate Sensitivity Analysis

	At December 31, 2009						
(dollars in thousands)	Three Months or Less	Four to Twelve Months	More Than One Year to Three Years	More Than Three Years to Five Years	More Than Five Years to 10 Years	More Than 10 Years	Total
INTEREST-EARNING ASSETS:							
Mortgage and other loans[1]	$2,819,255	$ 4,859,321	$10,199,568	$ 6,799,883	$ 1,635,972	$1,444,467	$27,758,466
Mortgage-related securities[2][3]	202,035	608,854	1,069,905	682,370	556,474	120,523	3,240,161
Other securities and money market investments[2]	3,409,619	276,980	115,500	238,012	1,359,067	51,674	5,450,852
Total interest-earning assets	6,430,909	5,745,155	11,384,973	7,720,265	3,551,513	1,616,664	36,449,479
INTEREST-BEARING LIABILITES:							
NOW and Super NOW accounts	22,283	66,850	165,118	149,019	767,344	612,040	1,782,654
Money market accounts	2,681,562	511,906	982,860	629,030	1,083,330	34,946	5,923,634
Savings accounts	537,330	123,454	304,932	275,201	1,417,092	1,130,285	3,788,294
Certificates of deposit	2,128,959	5,081,799	1,694,703	141,305	7,125	--	9,053,891
Borrowed funds	584,458	1,125,602	1,220,188	988,244	9,889,474	356,720	14,164,686
Total interest-bearing liabilities	5,954,592	6,909,611	4,367,801	2,182,799	13,164,365	2,133,991	34,713,159
Interest rate sensitivity gap per period[4]	$ 476,317	$(1,164,456)	$ 7,017,172	$ 5,537,466	$(9,612,852)	$ (517,327)	$ 1,736,320
Cumulative interest sensitivity gap	$476,317	$(688,139)	$6,329,033	$11,866,499	$2,253,647	$1,736,320	
Cumulative interest sensitivity gap as a percentage of total assets	1.13%	(1.63)%	15.01%	28.15%	5.35%	4.12%	
Cumulative net interest-earning assets as a percentage of net interest-bearing liabilities	108.00%	94.65 %	136.73%	161.12%	106.92%	105.00%	

(1) For the purpose of the gap analysis, non-performing loans and the allowance for loan losses have been excluded.
(2) Mortgage-related and other securities, including FHLB stock, are shown at their respective carrying amounts.
(3) Expected amount based, in part, on historical experience.
(4) The interest rate sensitivity gap per period represents the difference between interest-earning assets and interest-bearing liabilities.

Certain shortcomings are inherent in the method of analysis presented in the preceding Interest Rate Sensitivity Analysis. For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in varying degrees to changes in market interest rates. The interest rates on certain types of assets and liabilities may fluctuate in advance of the market, while interest rates on other types may lag behind changes in market interest rates. Additionally, certain assets, such as adjustable-rate loans, have features that restrict changes in interest rates both on a short-term basis and over the life of the asset. Furthermore, in the event of a change in interest rates, prepayment and early withdrawal levels would likely deviate from those assumed in calculating the table. Finally, the ability of some borrowers to repay their adjustable-rate loans may be adversely impacted by an increase in market interest rates.

Net Portfolio Value

Interest rate sensitivity is also monitored through the use of a model that generates estimates of the change in our net portfolio value ("NPV") over a range of interest rate scenarios. NPV is defined as the net present value of expected cash flows from assets, liabilities, and off-balance-sheet contracts. The NPV ratio, under any interest rate scenario, is defined as the NPV in that scenario divided by the market value of assets in the same scenario. The model assumes estimated loan prepayment rates, reinvestment rates, and deposit decay rates similar to those utilized in formulating the preceding Interest Rate Sensitivity Analysis.

The following table sets forth our NPV as of December 31, 2009:

(dollars in thousands)

Change in Interest Rates (in basis points) (1)	Market Value of Assets	Market Value of Liabilities	Net Portfolio Value	Net Change	Portfolio Market Value Projected % Change to Base
--	$42,526,092	$37,951,196	$4,574,896	$ --	-- %
+100	41,648,021	37,460,757	4,187,264	(387,632)	(8.47)
+200	40,844,224	37,066,940	3,777,284	(797,612)	(17.43)

(1) *The impact of 100- and 200-basis point reductions in interest rates is not presented in view of the current level of the federal funds rate and other short-term interest rates.*

The net changes in NPV presented in the preceding table are within the parameters approved by the Boards of Directors of the Company and the Banks.

As with the Interest Rate Sensitivity Analysis, certain shortcomings are inherent in the methodology used in the preceding interest rate risk measurements. Modeling changes in NPV requires that certain assumptions be made which may or may not reflect the manner in which actual yields and costs respond to changes in market interest rates. In this regard, the NPV Analysis presented above assumes that the composition of our interest rate sensitive assets and liabilities existing at the beginning of a period remains constant over the period being measured, and also assumes that a particular change in interest rates is reflected uniformly across the yield curve, regardless of the duration to maturity or repricing of specific assets and liabilities. Furthermore, the model does not take into account the benefit of any strategic actions we may take to further reduce our exposure to interest rate risk. Accordingly, while the NPV Analysis provides an indication of our interest rate risk exposure at a particular point in time, such measurements are not intended to, and do not, provide a precise forecast of the effect of changes in market interest rates on our net interest income, and may very well differ from actual results.

Net Interest Income Simulation

In addition to the analyses of gap and NPV, we utilize an internal net interest income simulation to manage our sensitivity to interest rate risk. The simulation incorporates various market-based assumptions regarding the impact of changing interest rates on our future levels of financial assets and liabilities. The assumptions used in this simulation are inherently uncertain. Actual results may differ significantly from those presented in the table that follows, due to several factors, including the frequency, timing, and magnitude of changes in interest rates; changes in spreads between maturity and repricing categories, and prepayments, coupled with any actions taken to counter the effects of any such changes.

Based on the information and assumptions in effect at December 31, 2009, the following table sets forth the estimated percentage change in future net interest income for the next twelve months, assuming a gradual increase or decrease in interest rates during such time:

Change in Interest Rates (in basis points)[1][2]	Estimated Percentage Change in Future Net Interest Income
+200 over one year	(0.53)%
+100 over one year	(0.06)

(1) In general, short- and long-term rates are assumed to increase or decrease in parallel fashion across all four quarters and then remain unchanged.

(2) The impact of 100- and 200-basis point reductions in interest rates is not presented in view of the current level of the federal funds rate and other short-term interest rates.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Our Consolidated Financial Statements and notes thereto and other supplementary data begin on page 91.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
New York Community Bancorp, Inc:

We have audited the accompanying consolidated statements of condition of New York Community Bancorp, Inc. and subsidiaries (the "Company") as of December 31, 2009 and 2008, and the related consolidated statements of income and comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2009. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of New York Community Bancorp, Inc. and subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 2 to the consolidated financial statements, the Company changed its method of evaluating other-than-temporary impairments of debt securities due to the adoption of new accounting requirements issued by the Financial Accounting Standards Board, as of April 1, 2009.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 1, 2010 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

New York, New York
March 1, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
New York Community Bancorp, Inc.:

We have audited the internal control over financial reporting of New York Community Bancorp, Inc. and subsidiaries (the Company) as of December 31, 2009, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company acquired certain assets and assumed certain liabilities of AmTrust Bank on December 4, 2009, and management excluded from its assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2009, the internal control over financial reporting associated with acquired assets of approximately $11.0 billion and net interest income associated with the acquired assets and assumed liabilities of approximately $22.8 million included in the consolidated financial statements of the Company as of and for the year ended December 31, 2009. Our audit of internal control over financial reporting of the Company also excluded an evaluation of the internal control over financial reporting associated with the acquired assets and assumed liabilities, and the associated net interest income.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated statements of condition of the Company as of December 31, 2009 and 2008, and the related consolidated statements of income and comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2009, and our report dated March 1, 2010 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

New York, New York
March 1, 2010

NEW YORK COMMUNITY BANCORP, INC.
CONSOLIDATED STATEMENTS OF CONDITION

(in thousands, except share data)	December 31, 2009	December 31, 2008
ASSETS:		
Cash and cash equivalents	$ 2,670,857	$ 203,216
Securities available for sale:		
Mortgage-related securities ($602,233 and $811,152 pledged, respectively)	774,205	833,684
Other securities ($302,022 and $78,847 pledged, respectively)	744,441	176,818
Total available-for-sale securities	1,518,646	1,010,502
Securities held to maturity:		
Mortgage-related securities ($2,459,161 and $3,131,098 pledged, respectively) (fair value of $2,551,608 and $3,199,414, respectively)	2,465,956	3,164,856
Other securities ($1,564,585 and $1,359,912 pledged, respectively) (fair value of $1,698,054 and $1,628,387, respectively)	1,757,641	1,726,135
Total held-to-maturity securities	4,223,597	4,890,991
Total securities	5,742,243	5,901,493
Non-covered loans, net of deferred loan fees and costs	23,376,599	22,192,212
Less: Allowance for loan losses	(127,491)	(94,368)
Non-covered loans, net	23,249,108	22,097,844
Covered loans	4,664,778	--
Covered loans held for sale	351,322	--
Total loans, net	28,265,208	22,097,844
Federal Home Loan Bank stock, at cost	496,742	400,979
Premises and equipment, net	205,165	217,762
FDIC loss share receivable	743,276	--
Goodwill	2,436,401	2,436,401
Core deposit intangibles, net	105,764	87,780
Bank-owned life insurance	715,962	691,429
Other assets	772,251	430,002
Total assets	$42,153,869	$32,466,906
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Deposits:		
NOW and money market accounts	$ 7,706,288	$ 3,818,952
Savings accounts	3,788,294	2,632,078
Certificates of deposit	9,053,891	6,796,971
Non-interest-bearing accounts	1,767,938	1,127,647
Total deposits	22,316,411	14,375,648
Borrowed funds:		
Wholesale borrowings:		
Federal Home Loan Bank advances	8,955,769	7,708,064
Repurchase agreements	4,125,000	4,485,000
Federal funds purchased	--	150,000
Total wholesale borrowings	13,080,769	12,343,064
Junior subordinated debentures	427,371	484,216
Other borrowings	656,546	669,430
Total borrowed funds	14,164,686	13,496,710
Other liabilities	305,870	375,302
Total liabilities	36,786,967	28,247,660
Stockholders' equity:		
Preferred stock at par $0.01 (5,000,000 shares authorized; none issued)	--	--
Common stock at par $0.01 (600,000,000 shares authorized; 433,197,332 and 344,985,111 shares issued, respectively; 433,197,332 and 344,985,111 shares outstanding, respectively)	4,332	3,450
Paid-in capital in excess of par	5,238,231	4,181,599
Retained earnings	175,193	123,511
Unallocated common stock held by Employee Stock Ownership Plan ("ESOP")	(951)	(1,995)
Accumulated other comprehensive loss, net of tax:		
Net unrealized loss on available for sale securities and the non-credit portion of other-than-temporary impairment losses, net of tax	(6,274)	(32,506)
Net unrealized loss on securities transferred from available for sale to held to maturity, net of tax	(3,927)	(4,706)
Net unrealized loss on pension and post-retirement obligations, net of tax	(39,702)	(50,107)
Total accumulated other comprehensive loss, net of tax	(49,903)	(87,319)
Total stockholders' equity	5,366,902	4,219,246
Total liabilities and stockholders' equity	$42,153,869	$32,466,906

See accompanying notes to the consolidated financial statements.

NEW YORK COMMUNITY BANCORP, INC.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Years Ended December 31,		
(in thousands, except per share data)	2009	2008	2007
INTEREST INCOME:			
Mortgage and other loans	$1,325,601	$1,260,291	$1,217,348
Securities and money market investments	309,011	344,838	349,397
Total interest income	1,634,612	1,605,129	1,566,745
INTEREST EXPENSE:			
NOW and money market accounts	33,788	54,599	90,346
Savings accounts	15,859	22,179	27,714
Certificates of deposit	163,168	271,615	307,764
Borrowed funds	516,472	581,241	524,391
Total interest expense	729,287	929,634	950,215
Net interest income	905,325	675,495	616,530
Provision for loan losses	63,000	7,700	--
Net interest income after provision for loan losses	842,325	667,795	616,530
NON-INTEREST INCOME:			
Total other-than-temporary impairment losses on securities	(106,248)	(104,317)	(56,958)
Less: Non-credit portion of other-than-temporary impairment ("OTTI") losses recorded in other comprehensive income (before taxes)	9,715	--	--
Net other-than-temporary impairment losses recognized in earnings	(96,533)	(104,317)	(56,958)
Fee income	40,074	41,191	42,170
Bank-owned life insurance	27,406	28,644	26,142
Net gain on sale of securities	338	573	1,888
Gain (loss) on debt repurchases/exchange	10,054	16,962	(1,848)
Gain on AmTrust acquisition	139,607	--	--
Gain on sale of bank-owned property	--	--	64,879
Other	36,693	32,476	34,819
Total non-interest income	157,639	15,529	111,092
NON-INTEREST EXPENSE:			
Operating expenses:			
Compensation and benefits	184,692	169,970	159,217
Occupancy and equipment	73,724	70,654	68,543
General and administrative	125,587	80,194	71,815
Total operating expenses	384,003	320,818	299,575
Debt repositioning charges	--	285,369	3,190
Amortization of core deposit intangibles	22,812	23,343	22,758
Total non-interest expense	406,815	629,530	325,523
Income before income taxes	593,149	53,794	402,099
Income tax expense (benefit)	194,503	(24,090)	123,017
Net income	$ 398,646	$ 77,884	$ 279,082
Other comprehensive income (loss), net of tax:			
Change in net unrealized gain (loss) on securities and non-credit portion of other-than-temporary impairment for the period	27,601	(22,376)	37,289
Change in pension and post-retirement obligations	10,405	(43,628)	9,449
Total comprehensive income, net of tax	$ 436,652	$ 11,880	$ 325,820
Basic earnings per share	$1.13	$0.23	$0.90
Diluted earnings per share	$1.13	$0.23	$0.90

See accompanying notes to the consolidated financial statements.

NEW YORK COMMUNITY BANCORP, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(in thousands, except share data)	Years Ended December 31, 2009	2008	2007
COMMON STOCK (Par Value: $0.01):			
Balance at beginning of year	$ 3,450	$ 3,238	$ 2,954
Shares issued for exercise of stock options (38,093; 1,415,990; and 3,081,431, respectively)	--	14	30
Shares issued for restricted stock awards (1,184,166; 1,881,850; and 725,491, respectively)	12	19	7
Shares issued in stock offerings (69,000,000; 17,871,000; and 0, respectively)	690	179	--
Shares issued for business combinations (24,654,781 in 2007)	--	--	247
Shares issued for debt exchange (4,756,444 in 2009)	48	--	--
Shares issued in connection with the direct stock purchase feature of the Dividend Reinvestment and Stock Purchase Plan ("DRP") (13,233,518 in 2009)	132	--	--
Balance at end of year	4,332	3,450	3,238
PAID-IN CAPITAL IN EXCESS OF PAR:			
Balance at beginning of year	4,181,599	3,812,718	3,338,227
Allocation of ESOP stock	2,718	4,702	7,082
Exercise of stock options	414	15,714	62,837
Shares issued for restricted stock awards, net of forfeitures	(1,245)	(18)	(7)
Compensation expense related to restricted stock awards	9,490	7,887	3,651
Shares issued for debt exchange	39,105	--	--
Shares issued in connection with the direct stock purchase feature of the DRP	147,118	--	--
Shares issued in common stock offerings	864,208	338,974	--
Net effect of issuance and exercise of FDIC equity appreciation instrument, net of tax effects	(9,186)	--	--
Tax effect of stock plans	4,010	1,574	(2,139)
Exercise of warrants related to BONUSES Units	--	48	--
Common shares issued for business combinations	--	--	403,074
Cash-in-lieu of fractional shares	--	--	(7)
Balance at end of year	5,238,231	4,181,599	3,812,718
RETAINED EARNINGS:			
Balance at beginning of year	123,511	390,757	421,313
Net income	398,646	77,884	279,082
Dividends paid on common stock ($1.00 per share in each year)	(347,554)	(333,509)	(310,205)
Effect of accounting change regarding bank-owned life insurance	--	(12,709)	--
Effect of accounting change regarding pension and post-retirement benefits measurement date	--	1,088	--
Effect of accounting change regarding income taxes	--	--	567
Adjustment for the cumulative effect of a change in accounting for OTTI, net of tax	590	--	--
Balance at end of year	175,193	123,511	390,757
TREASURY STOCK:			
Balance at beginning of year	--	--	--
Purchase of common stock (114,302; 115,416; and 9,424 shares, respectively)	(1,311)	(2,208)	(168)
Exercise of stock options (6,867; 115,416; and 9,424 shares, respectively)	78	2,208	168
Shares issued for restricted stock awards (107,435 in 2009)	1,233	--	--
Balance at end of year	--	--	--
UNALLOCATED COMMON STOCK HELD BY ESOP:			
Balance at beginning of year	(1,995)	(3,085)	(4,604)
Earned portion of ESOP	1,044	1,090	1,519
Balance at end of year	(951)	(1,995)	(3,085)
ACCUMULATED OTHER COMPREHENSIVE LOSS, NET OF TAX:			
Balance at beginning of year	(87,319)	(21,315)	(68,053)
Other comprehensive (loss) income, net of tax:			
Change in net unrealized loss on securities available for sale, net of tax of $16,648; $55,795; and $(1,164), respectively	(25,659)	(87,269)	1,786
Adjustment for the cumulative effect of a change in accounting for OTTI, net of tax of $377	(590)	--	--
Non-credit portion of OTTI losses recognized in other comprehensive income, net of tax of $3,886	(5,829)	--	--
Amortization of net unrealized loss on securities transferred from available for sale to held to maturity, net of tax of $(513); $(1,606); and $(1,403), respectively	779	2,505	2,160
Change in pension and post-retirement obligations, net of tax of $(6,981); $27,891; and $(6,148), respectively	10,405	(43,628)	9,449
Less: Reclassification adjustment for net gain on sale of securities and loss on OTTI of securities, net of tax of $(37,885); $(41,356); and $(21,727), respectively	58,310	62,388	33,343
Other comprehensive income (loss), net of tax	37,416	(66,004)	46,738
Balance at end of year	(49,903)	(87,319)	(21,315)
Total stockholders' equity	$5,366,902	$4,219,246	$4,182,313

See accompanying notes to the consolidated financial statements.

NEW YORK COMMUNITY BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Years Ended December 31, 2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 398,646	$ 77,884	$ 279,082
Adjustments to reconcile net income to net cash provided by operating activities:			
Provision for loan losses	63,000	7,700	--
Depreciation and amortization	19,982	19,731	18,989
Accretion of discounts, net	(4,109)	(19,946)	(3,477)
Net change in net deferred loan origination costs and fees	(3,781)	5,448	1,585
Amortization of core deposit intangibles	22,812	23,343	22,758
Net gain on sale of securities	(338)	(573)	(1,888)
Net gain on sale of loans	(10,470)	(326)	(705)
Gain on sale of bank-owned property	--	--	(64,879)
Gain on AmTrust acquisition	(139,607)	--	--
Stock plan-related compensation	13,252	13,680	12,252
Loss on other-than-temporary impairment of securities	96,533	104,317	56,958
Changes in assets and liabilities:			
(Increase) decrease in deferred tax asset, net	(14,916)	(31,095)	32,904
Increase in other assets	(97,805)	(75,596)	(38,698)
(Decrease) increase in other liabilities	(89,146)	120,193	(15,272)
Origination of loans held for sale	(888,527)	(47,385)	(66,181)
Proceeds from sale of loans originated for sale	846,120	47,375	62,792
Net cash provided by operating activities	211,646	244,750	296,220
CASH FLOWS FROM INVESTING ACTIVITIES:			
Proceeds from repayment of securities held to maturity	2,469,068	2,295,852	637,596
Proceeds from repayment of securities available for sale	201,245	230,016	296,345
Proceeds from sale of securities available for sale	10,338	11,543	2,115,530
Purchase of securities held to maturity	(1,808,546)	(2,735,893)	(2,010,035)
Purchase of securities available for sale	--	(12,320)	(517,954)
Net redemption of Federal Home Loan Bank stock	14,829	22,090	18,692
Net (increase) decrease in loans	(1,157,703)	(1,886,497)	582,909
Purchase of loans	--	(45,500)	(180,465)
Proceeds from sale of loans	--	25,035	823,065
Net proceeds from sale of bank-owned property	--	--	99,608
Purchase of premises and equipment, net	(7,385)	(22,587)	(8,803)
Net cash acquired in business combinations	4,029,729	--	159,172
Net cash provided by (used in) investing activities	3,751,575	(2,118,261)	2,015,660
CASH FLOWS FROM FINANCING ACTIVITIES:			
Net (decrease) increase in deposits	(266,380)	1,139,847	(2,030,940)
Net (decrease) increase in short-term borrowings	(1,012,900)	1,012,900	(308,200)
Net (decrease) increase in long-term borrowings	(860,783)	(431,887)	400,699
Tax effect of stock plans	4,010	1,574	(2,139)
Cash dividends paid on common stock	(347,554)	(333,509)	(310,205)
Treasury stock purchases	(1,311)	(2,208)	(168)
Net cash received from stock option exercises	465	15,041	44,064
Cash used for exercise of FDIC equity appreciation instrument	(23,275)	--	--
Net cash received from warrant exercises	--	73	--
Proceeds from issuance of common stock, net	1,012,148	339,153	--
Cash-in-lieu of fractional shares	--	--	(7)
Net cash (used in) provided by financing activities	(1,495,580)	1,740,984	(2,206,896)
Net increase (decrease) in cash and cash equivalents	2,467,641	(132,527)	104,984
Cash and cash equivalents at beginning of year	203,216	335,743	230,759
Cash and cash equivalents at end of year	$ 2,670,857	$ 203,216	$ 335,743
Supplemental information:			
Cash paid for interest	$715,619	$950,637	$984,340
Cash paid for income taxes	182,767	13,121	98,100
Non-cash investing activities:			
Exchange of debt for common stock	$39,153	$ --	$ --
Mortgage loans securitized and transferred to mortgage-related securities available for sale	--	71,307	593,816
Transfers to other real estate owned from loans	14,372	982	706

Note: The fair values of non-cash assets acquired, excluding the CDI and the FDIC loss share receivable, and of liabilities assumed in the acquisition of AmTrust Bank on December 4, 2009, were $6.2 billion and $10.9 billion, respectively. The fair values of non-cash assets acquired, excluding goodwill and CDI, and of liabilities assumed in the acquisitions of PennFed Financial Services, Inc. ("PennFed") on April 2, 2007, Synergy Financial Group, Inc. ("Synergy") on October 1, 2007, and in the Doral Bank, FSB ("Doral") transaction on July 26, 2007, were as follows: PennFed - $2.2 billion and $2.2 billion, respectively; Synergy - $868.2 million and $821.0 million, respectively; and Doral - $375.3 million and $504.4 million, respectively.

See accompanying notes to the consolidated financial statements.

NOTE 1: ORGANIZATION AND BASIS OF PRESENTATION

Organization

Formerly known as Queens County Bancorp, Inc., New York Community Bancorp, Inc. (on a stand-alone basis, the "Parent Company" or, collectively with its subsidiaries, the "Company") was organized under Delaware law on July 20, 1993 and is the holding company for New York Community Bank and New York Commercial Bank (hereinafter referred to as the "Community Bank" and the "Commercial Bank," respectively, and collectively as the "Banks"). In addition, for the purpose of these Consolidated Financial Statements, the "Community Bank" and the "Commercial Bank" refer not only to the respective banks but also to their respective subsidiaries.

The Community Bank is the primary banking subsidiary of the Company. Founded on April 14, 1859 and formerly known as Queens County Savings Bank, the Community Bank converted from a state-chartered mutual savings bank to the capital stock form of ownership on November 23, 1993, at which date the Company issued its initial offering of common stock (par value: $0.01 per share) at a price of $25.00 per share. The Commercial Bank was established on December 30, 2005.

Reflecting nine stock splits, the Company's initial offering price adjusts to $0.93 per share. All share and per share data presented in this report have been adjusted to reflect the impact of the stock splits.

The Company changed its name to New York Community Bancorp, Inc. on November 21, 2000 in anticipation of completing the first of eight business combinations that expanded its footprint well beyond Queens County to encompass all five boroughs of New York City, Long Island, and Westchester County in New York, and seven counties in the northern and central parts of New Jersey. In 2009, the Company expanded beyond this region to south Florida, northeast Ohio, and central Arizona through its Federal Deposit Insurance Corporation ("FDIC")-assisted acquisition of certain assets and its assumption of certain liabilities of AmTrust Bank.

Reflecting this strategy of growth through acquisitions, the Community Bank currently operates 241 branches, four of which operate directly under the Community Bank name. The remaining 237 branches operate through seven divisional banks—Queens County Savings Bank, Roslyn Savings Bank, Richmond County Savings Bank, and Roosevelt Savings Bank (in New York), Garden State Community Bank in New Jersey, AmTrust Bank in Florida and Arizona, and Ohio Savings Bank in Ohio.

The Commercial Bank currently operates 35 branches in Manhattan, Queens, Brooklyn, Westchester County, and Long Island, including 18 branches that operate under the name "Atlantic Bank."

Basis of Presentation

The following is a description of the significant accounting and reporting policies that the Company and its wholly-owned subsidiaries follow in preparing and presenting their consolidated financial statements, which conform to U.S. generally accepted accounting principles ("GAAP") and to general practices within the banking industry. The preparation of financial statements in conformity with GAAP requires the Company to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Estimates that are particularly susceptible to change in the near term are used in connection with the determination of the allowance for loan losses; the evaluation of goodwill for impairment; the evaluation of other-than-temporary impairment ("OTTI") on securities; and the evaluation of the need for a valuation allowance on the Company's deferred tax assets. The current economic environment has increased the degree of uncertainty inherent in these material estimates.

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company accounts and transactions are eliminated in consolidation. The Company currently has unconsolidated subsidiaries in the form of nine wholly-owned statutory business trusts, which were formed to issue guaranteed capital debentures ("capital securities"). Please see Note 8, "Borrowed Funds," for additional information regarding these trusts.

When necessary, certain reclassifications have been made to prior-year amounts to conform to the current-year presentation.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

For cash flow reporting purposes, cash and cash equivalents include cash on hand, amounts due from banks, and money market investments, which include federal funds sold with original maturities of less than 90 days. At December 31, 2009 and 2008, the Company's cash equivalents included $2.5 billion (including $2.3 billion at the Federal Reserve Bank of New York) and $8.3 million, respectively, of interest-bearing deposits in other financial institutions, as well as federal funds sold of $3.1 million and $4.2 million, respectively.

In accordance with the monetary policy of the Board of Governors of the Federal Reserve System, the Company was required to maintain reserves with the Federal Reserve Bank of New York of $93.4 million and $84.2 million at December 31, 2009 and 2008, respectively, in the form of vault cash and deposits. The Company was in compliance with this requirement at both dates.

Securities Held to Maturity and Available for Sale

The Company's securities portfolio consists of mortgage-backed securities and collateralized mortgage obligations (together, "mortgage-related securities") and debt and equity securities (together, "other securities"). Securities that are classified as "available for sale" are carried at estimated fair value, with any unrealized gains and losses, net of taxes, reported as accumulated other comprehensive income or loss in stockholders' equity. Securities that the Company has the positive intent and ability to hold to maturity are classified as "held to maturity" and are carried at amortized cost.

The fair values of the Company's securities are affected by changes in interest rates, credit spreads, and market illiquidity. In general, as interest rates rise, the fair value of fixed-rate securities will decline; as interest rates fall, the fair value of fixed-rate securities will increase. The Company conducts a periodic review and evaluation of the securities portfolio to determine if the decline in the fair value of any security below its carrying value is other than temporary.

Prior to April 1, 2009, when the decline in fair value below an investment's carrying amount was deemed to be other than temporary, the investment was written down to fair value and the full amount of the write-down was charged to the income statement. A decline in fair value of an investment was deemed to be other than temporary if we did not expect to recover the carrying amount of the investment or we did not have the intent and ability to hold the investment to the anticipated recovery of its amortized cost. Effective April 1, 2009, with the adoption of revised OTTI accounting requirements issued by the FASB, unless we have the intent to sell, or it is more likely than not that we will be required to sell a security, an OTTI is recognized as a realized loss on the income statement to the extent that the decline in fair value is credit-related. The decline in value attributable to factors other than credit is charged to accumulated other comprehensive loss, net of tax ("AOCL"). If there is a decline in fair value of a security below its carrying amount and we have the intent to sell it, or it is more likely than not that we will be required to sell the security, the entire amount of the decline in fair value will be charged to the income statement.

Premiums and discounts on securities are amortized to expense and accreted to income using a method that approximates the interest method over the remaining period to contractual maturity, and are adjusted for anticipated prepayments. Dividend and interest income are recognized when earned. The cost of securities sold is based on the specific identification method.

Federal Home Loan Bank Stock

As a member of the Federal Home Loan Bank of New York ("FHLB-NY"), the Company is required to hold shares of FHLB stock. The Company's holding requirement varies based on its activities, primarily its outstanding borrowings, with the FHLB-NY. In addition, pursuant to the FDIC-assisted acquisition of certain assets and liabilities of AmTrust, the Company acquired stock in the FHLB of Cincinnati. The Company's investment in FHLB stock is carried at cost. The Company conducts a periodic review and evaluation of its FHLB stock to determine if any impairment exists. The factors considered include, among other things, significant deterioration in earnings performance, credit rating, asset quality; significant adverse change in the regulatory or economic environment; and other factors that raise significant concerns about the ability for a FHLB to continue as a going concern.

Loans

Loans, net, are carried at unpaid principal balances, including unearned discounts, purchase accounting (i.e., acquisition-date fair value) adjustments, net deferred loan origination costs or fees, and the allowance for loan losses. One- to four-family loans held for sale are either (1) originated on a pass-through basis, with applications being taken and processed by a third-party conduit, after which the loans are sold to the conduit or its affiliates, servicing-released and without recourse; or (2) originated by the mortgage banking unit acquired in the AmTrust acquisition for sale to the Federal National Mortgage Association ("Fannie Mae") or the Federal Home Loan Mortgage Corporation ("Freddie Mac"), servicing released. The conduit loans are carried at the lower of aggregate cost or aggregate fair value. The loans originated by the mortgage banking unit are carried at fair value.

We recognize interest income on loans using the interest method over the life of the loan. Using this method, we defer certain loan origination and commitment fees, and certain loan origination costs, and amortize the net fee or cost as an adjustment to the loan yield over the term of the related loan. When a loan is sold or repaid, the remaining net unamortized fee or cost is recognized in interest income.

A loan generally is classified as a "non-accrual" loan when it is over 90 days past due. When a loan is placed on non-accrual status, the Company ceases the accrual of interest owed, and previously accrued interest is charged against interest income. A loan is generally returned to accrual status when the loan is no longer past due and/or the Company has reasonable assurance that the loan will be fully collectible. Interest income on non-accrual loans is recorded when received in cash.

The allowance for loan losses is increased by provisions for loan losses that are charged against earnings, and is reduced by net charge-offs and/or reversals, if any, that are credited to earnings. Loans are held by either the Community Bank or the Commercial Bank, and a separate loan loss allowance is established for each. In addition, except as otherwise noted below, the process for establishing the allowance for loan losses is the same for each of the Community Bank and the Commercial Bank. In determining the respective allowances for loan losses, management considers the Community Bank's and the Commercial Bank's current business strategies and credit processes, including compliance with conservative guidelines established by the respective Boards of Directors with regard to credit limitations, loan approvals, underwriting criteria, and loan workout procedures.

The allowances for loan losses are established based on the Company's evaluation of the probable inherent losses in its portfolio in accordance with GAAP. The allowances for loan losses are comprised of both specific valuation allowances and general valuation allowances that are determined in accordance with Financial Accounting Standards Board ("FASB") accounting standards.

Specific valuation allowances are established based on the Company's analyses of individual loans that are considered impaired. If a loan is deemed to be impaired, management measures the extent of the impairment and establishes a specific valuation allowance for that amount. A loan is classified as "impaired" when, based on current information and events, it is probable that the Company will be unable to collect both the principal and interest due under the contractual terms of the loan agreement. The Company applies this classification as necessary to loans individually evaluated for impairment in its portfolios of multi-family, commercial real estate, acquisition, development, and construction, and commercial and industrial loans. Smaller balance homogenous loans and loans carried at the lower of cost or fair value are evaluated for impairment on a collective rather than an individual basis. The Company generally measures impairment on an individual loan, and the extent to which a specific valuation allowance is necessary, by comparing the loan's outstanding balance to either the fair value of the collateral, less the estimated cost to sell, or the present value of expected cash flows, discounted at the loan's effective interest rate. A specific valuation allowance is established when the fair value of the collateral, net of estimated costs, or the present value of the expected cash flows, is less than the recorded investment in the loan.

The Company also follows a process to assign general valuation allowances to loan categories. General valuation allowances are established by applying its loan loss provisioning methodology, and reflect the inherent risk in loans outstanding. The Company's loan loss provisioning methodology considers various factors in determining the appropriate quantified risk factors to use to determine the general valuation allowances. The factors assessed begin with the historical loan loss experience for each of the major loan categories maintained by the Company. The historical loan loss experience of the Company is then adjusted by considering qualitative or environmental factors that are likely to cause estimated credit losses associated with the existing portfolio to differ from historical loss experience, including, but not limited to, the following:

- Changes in lending policies and procedures, including changes in underwriting standards and collection, charge-off, and recovery practices;
- Changes in international, national, regional, and local economic and business conditions and developments that affect the collectability of the portfolio, including the condition of various market segments;
- Changes in the nature and volume of the portfolio and in the terms of loans;
- Changes in the volume and severity of past due loans, the volume of non-accrual loans, and the volume and severity of adversely classified or graded loans;
- Changes in the quality of the Company's loan review system;
- Changes in the value of the underlying collateral for collateral-dependent loans;
- The existence and effect of any concentrations of credit, and changes in the level of such concentrations;
- Changes in the experience, ability, and depth of lending management and other relevant staff; and
- The effect of other external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in the existing portfolio.

By considering the factors discussed above, the Company determines quantified risk factors that are applied to each non-impaired loan or loan type in the loan portfolio to determine the general valuation allowances.

In recognition of recent macroeconomic and real estate market conditions, the time periods considered for historical loss experience are the last three years and the current period. The Company also evaluates the sufficiency of the overall allocations used for the loan loss allowance by considering the loss experience in the current calendar year.

The process of establishing the loan loss allowances also involves:

- Periodic inspections of the loan collateral by qualified in-house property appraisers/inspectors, as applicable;
- Regular meetings of executive management with the pertinent Board committee, during which observable trends in the local economy and/or the real estate market are discussed;
- Assessment by the pertinent Board of Directors of the aforementioned factors when making a business judgment regarding the impact of anticipated changes on the future level of loan losses; and
- Analysis of the portfolio in the aggregate, as well as on an individual loan basis, taking into consideration payment history, underwriting analyses, and internal risk ratings.

In order to determine their overall adequacy, each of the respective loan loss allowances is reviewed quarterly by management and by the Mortgage and Real Estate Committee of the Community Bank's Board of Directors or the Credit Committee of the Board of Directors of the Commercial Bank, as applicable.

The Company charges off loans, or portions of loans, in the period that such loans, or portions thereof, are deemed uncollectible. The collectability of individual loans is determined through an estimate of the fair value of the underlying collateral and/or an assessment of the financial condition and repayment capacity of the borrower.

The level of future additions to the respective loan loss allowances is based on many factors, including certain factors that are beyond management's control such as changes in economic and local market conditions, including declines in real estate values, and increases in vacancy rates and unemployment. Management uses the best available information to recognize losses on loans or to make additions to the loan loss allowances; however, the Community Bank and/or the Commercial Bank may be required to take certain charge-offs and/or recognize further additions to their loan loss allowances, based on the judgment of regulatory agencies with regard to information provided to them during their examinations of the Banks.

The Company has elected to account for the loans acquired in the AmTrust acquisition based on expected cash flows (Please see Note 3, "Business Combinations," for further information regarding this acquisition). This election is in accordance with FASB Accounting Standards Codification (the "Codification") Topic 310-30. "Loans and Debt

Securities Acquired with Deteriorated Credit Quality". In accordance with Codification Topic 310-30, the Company will maintain the integrity of a pool of multiple loans accounted for as a single asset.

FDIC Loss Share Receivable

The FDIC loss share receivable is measured separately from the covered loans acquired in the AmTrust acquisition as it is not contractually embedded in any of the covered loans. The loss share receivable related to estimated future loan losses is not transferable should we sell a loan prior to foreclosure or maturity. The fair value of the loss share receivable represents the present value of the estimated cash payments expected to be received from the FDIC for future losses on covered assets, based on the credit adjustment estimated for each covered asset and the loss sharing percentages. These cash flows were then discounted at a market-based rate to reflect the uncertainty of the timing and receipt of the loss sharing reimbursements from the FDIC. The amount ultimately collected for this asset is dependent upon the performance of the underlying covered assets, the passage of time, and claims submitted to the FDIC.

The FDIC loss share receivable will be reduced as losses are recognized on covered loans and loss sharing payments are received from the FDIC. Realized losses in excess of acquisition-date estimates will result in an increase in the FDIC loss share receivable. Conversely, if realized losses are less than acquisition-date estimates, the FDIC loss share receivable will be reduced.

Goodwill

Goodwill is presumed to have an indefinite useful life and is tested for impairment, rather than amortized, at the reporting unit level, at least once a year. The goodwill impairment analysis is a two-step test. The first step ("Step 1") is used to identify potential impairment, and involves comparing each reporting unit's estimated fair value to its carrying amount, including goodwill. If the estimated fair value of a reporting unit exceeds its carrying amount, goodwill is not considered to be impaired. If the carrying amount exceeds the estimated fair value, there is an indication of potential impairment and the second step ("Step 2") is performed to measure the amount.

Step 2 involves calculating an implied fair value of goodwill for each reporting unit for which impairment was indicated in Step 1. The implied fair value of goodwill is determined in a manner similar to the amount of goodwill calculated in a business combination, i.e., by measuring the excess of the estimated fair value of the reporting unit, as determined in Step 1, over the aggregate estimated fair values of the individual assets, liabilities, and identifiable intangibles, as if the reporting unit was being acquired in a business combination at the impairment test date. If the implied fair value of goodwill exceeds the carrying amount of goodwill assigned to the reporting unit, there is no impairment. If the carrying amount of goodwill assigned to a reporting unit exceeds the implied fair value of the goodwill, an impairment charge is recorded for the excess. An impairment loss cannot exceed the carrying amount of goodwill assigned to a reporting unit, and the loss establishes a new basis in the goodwill. Subsequent reversal of goodwill impairment losses is not permitted.

Quoted market prices in active markets are the best evidence of fair value and are used as the basis for measurement, when available. Other acceptable valuation methods include present-value measurements based on multiples of earnings or revenues, or similar performance measures. Differences in the identification of reporting units and in valuation techniques could result in materially different evaluations of impairment.

For the purpose of goodwill impairment testing, management has determined that the Company has one reporting unit. The Company performed its annual goodwill impairment test as of January 1, 2009, and determined that the fair value of the reporting unit was in excess of its carrying amount. Accordingly, as of the annual impairment testing date, there was no indication of goodwill impairment.

Historically, the Company has used the quoted market price of its common stock on the impairment testing date as the basis for determining fair value. As of January 1, 2009, the quoted market price of its common stock was $11.96 per share, resulting in a market capitalization of $4.1 billion, as compared to a net book value (i.e., common stockholders' equity) of $4.2 billion at December 31, 2008. Given the negative variance of 2.4% in the Company's market capitalization, management enhanced the valuation methodology by using a discounted cash flow analysis ("DCFA"). The DCFA utilized observable market data to the extent available. The discount rates utilized in the DCFA reflected market-based estimates of capital costs and discount rates adjusted for management's assessment of a market participant's view with respect to execution, concentration, and other risks associated with the projected cash flows. The results of the DCFA yielded a net book value in excess of fair value. In addition to the DCFA, the Company also reviewed its average market price for the one-month period subsequent to December 31, 2008 and found that the average market price resulted in a market capitalization greater than the Company's book value per share.

Furthermore, management utilized a market premium approach to analyze if there was any indication of goodwill impairment at January 1, 2009. This approach looks at the market value of the Company's common stock, and estimates the fair value of the Company based on the market value of the stock plus a control premium, and compares that value to the carrying amount of the Company's stockholders' equity. Under this method, management determined that there was no indication of goodwill impairment as of January 1, 2009. In determining the appropriate control premium, management took into consideration, among other factors, certain facts and circumstances unique to the Company, as well as recent trends in market capitalization and control premiums used in comparable transactions.

The Company also performed its annual goodwill impairment test as of January 1, 2010 and found no indication of goodwill impairment at that date.

Core Deposit Intangible

Core deposit intangible ("CDI") is a measure of the value of checking and savings deposits acquired in a business combination. The fair value of the CDI stemming from any given business combination is based on the present value of the expected cost savings attributable to the core deposit funding, relative to an alternative source of funding. CDI is amortized over the estimated useful lives of the existing deposit relationships acquired, but do not exceed 10 years. The Company evaluates such identifiable intangibles for impairment when an indication of impairment exists. No impairment charges were required to be recorded in 2009, 2008, or 2007. If an impairment loss is determined to exist in the future, the loss will be reflected as an expense in the Consolidated Statement of Income and Comprehensive Income for the period in which such impairment is identified.

Premises and Equipment, Net

Premises, furniture, fixtures, and equipment are carried at cost less the accumulated depreciation computed on a straight-line basis over the estimated useful lives of the respective assets (generally 20 years for premises and three to ten years for furniture, fixtures, and equipment). Leasehold improvements are carried at cost less the accumulated amortization computed on a straight-line basis over the shorter of the related lease term or the estimated useful life of the improvement.

Depreciation and amortization are included in "occupancy and equipment expense" in the Consolidated Statements of Income and Comprehensive Income, and amounted to $20.0 million, $19.7 million, and $19.0 million for the years ended December 31, 2009, 2008, and 2007, respectively.

Other Real Estate Owned

Real estate properties acquired through, or in lieu of, foreclosure are to be sold or rented, and are reported at the lower of cost or fair value at the date of acquisition. "Cost" represents the unpaid balance of the loan at the acquisition date plus the expenses incurred to bring the property to a saleable condition, when appropriate. Following foreclosure, management periodically performs a valuation of the property and the real estate is carried at the lower of the carrying amount or fair value, less the estimated selling costs. Revenues and expenses from operations and changes in the valuation allowance, if any, are included in "other operating expenses" in the Consolidated Statements of Income and Comprehensive Income. At December 31, 2009 and 2008, the Company had other real estate owned of $15.2 million and $1.1 million, respectively. These amounts are included in "other assets" in the Consolidated Statements of Condition. There were no valuation allowances for other real estate owned at December 31, 2009, 2008, or 2007, and no provisions for the years ended at those dates.

Income Taxes

Income tax expense (benefit) consists of income taxes that are currently payable and deferred income taxes. Deferred income tax expense (benefit) is determined by recognizing deferred tax assets and liabilities for future tax consequences, attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates that are expected to apply to taxable income in years in which those temporary differences are expected to be recovered or settled. The Company assesses the deferred tax assets and establishes a valuation allowance when realization of a deferred asset is not considered to be "more likely than not." The Company considers its expectation of future taxable income in evaluating the need for a valuation allowance.

The Company estimates income taxes payable based on the amount it expects to owe the various tax authorities (i.e., federal, state, and local). Income taxes represent the net estimated amount due to, or to be received from, such tax authorities. In estimating income taxes, management assesses the relative merits and risks of the appropriate tax treatment of transactions, taking into account statutory, judicial, and regulatory guidance in the context of the Company's tax position. In this process, management also relies on tax opinions, recent audits, and historical experience. Although the Company uses the best available information to record income taxes, underlying estimates and assumptions can change over time as a result of unanticipated events or circumstances such as changes in tax laws and judicial guidance influencing its overall tax position.

In July 2006, the FASB issued guidance which prescribes a recognition threshold and measurement attribute for use in connection with the obligation of a company to recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. Only tax positions that meet a "more likely than not" threshold may be recognized. The Company adopted this guidance effective January 1, 2007. For a more detailed discussion of income taxes, please see Note 9, "Federal, State, and Local Taxes."

Stock Options and Incentives

The Company is using the modified prospective approach to account for stock options and incentives. Accordingly, the Company recognizes compensation costs related to share-based payments at fair value on the date of grant, and recognizes such costs in its consolidated financial statements over the vesting period during which the employee provides service in exchange for the award.

The Company did not grant any stock options during the years ended December 31, 2009, 2008, or 2007; accordingly, there were no unvested stock options outstanding at any time during those years; accordingly, no compensation and benefits expense relating to stock options was recorded.

Under the New York Community Bancorp, Inc. 2006 Stock Incentive Plan (the "2006 Stock Incentive Plan"), which was approved by the Company's shareholders at its Annual Meeting on June 7, 2006, shares are available for grant as stock options, restricted stock, or other forms of related rights. At December 31, 2009, the Company had 5,053,058 shares available for grant under the 2006 Stock Incentive Plan. Compensation cost related to restricted stock grants is recognized on a straight-line basis over the vesting period. For a more detailed discussion of the Company's stock-based compensation, please see Note 13, "Stock-Related Benefit Plans."

Retirement Plans

The Company's pension benefit obligations and post-retirement health and welfare benefit obligations, and the related costs, are calculated using actuarial concepts, in accordance with GAAP. The measurement of such obligations and expenses requires that certain assumptions be made regarding several factors, most notably including the discount rate and the expected return on plan assets. The Company evaluates these critical assumptions on an annual basis. Other factors considered by the Company in its evaluation include retirement patterns, mortality, turnover, and the rate of compensation increase.

Under GAAP, actuarial gains and losses, prior service costs or credits, and any remaining transition assets or obligations that have not been recognized under previous accounting standards must be recognized in "accumulated other comprehensive income or loss," net of tax effects, until they are amortized as a component of net periodic benefit cost. In addition, the measurement date (i.e., the date at which plan assets and the benefit obligation are measured for financial reporting purposes) is required to be the Company's fiscal year-end, December 31st.

Earnings per Share (Basic and Diluted)

Basic earnings per share ("EPS") is computed by dividing net income by the weighted-average number of common shares outstanding during the period. Weighted-average common shares are adjusted to exclude unallocated Employee Stock Ownership Plan ("ESOP") shares. Diluted EPS is computed using the same method as basic EPS, however, the computation reflects the potential dilution that would occur if outstanding in-the-money stock options were exercised and converted into common stock.

In June 2008, the FASB issued accounting guidance, which the Company adopted on January 1, 2009, relating to participating securities, that clarified the treatment of such securities for EPS computation purposes. Unvested stock-based compensation awards containing non-forfeitable rights to dividends are considered participating securities and therefore are included in the two-class method for calculating EPS. Under the two-class method, all earnings (distributed and undistributed) are allocated to common shares and participating securities based on their respective rights to receive dividends. The Company grants restricted stock to certain employees under its stock-based compensation plans. Recipients receive cash dividends during the vesting periods of these awards (i.e., including on the unvested portion of such awards). Since these dividends are non-forfeitable, the unvested awards are considered participating securities and will have earnings allocated to them.

The following table presents the Company's computation of basic and diluted EPS for the years ended December 31, 2009, 2008, and 2007:

	Years Ended December 31,		
(in thousands, except share and per share amounts)	2009	2008	2007
Net income	$398,646	$77,884	$279,082
Less: Dividends paid on and earnings allocated to participating securities	(2,251)	(1,266)	(475)
Earnings applicable to common stock	$396,395	$76,618	$278,607
Weighted average common shares outstanding	351,869,427	334,657,211	309,535,954
Basic earnings per common share	$1.13	$0.23	$0.90
Earnings applicable to common stock	$396,395	$76,618	$278,607
Weighted average common shares outstanding	351,869,427	334,657,211	309,535,954
Potential dilutive common shares [(1)]	69,626	713,854	1,567,038
Total shares for diluted earnings per share computation	351,939,053	335,371,065	311,102,992
Diluted earnings per common share and common share equivalents	$1.13	$0.23	$0.90

(1) Options to purchase 12,742,326 shares, 2,848,931 shares, and 3,069,474 shares of the Company's common stock that were outstanding as of December 31, 2009, 2008, and 2007, at respective weighted average exercise prices of $15.76, $19.21, and $19.07 were not included in the respective computation of diluted EPS because their inclusion would have had an antidilutive effect.

Segment Reporting

The Company has determined that all of its activities constitute one reportable operating segment.

Bank-Owned Life Insurance

The Company has purchased life insurance policies on certain employees. These Bank-Owned Life Insurance ("BOLI") policies are recorded in the Consolidated Statements of Condition at their cash surrender value. Income from these policies and changes in the cash surrender value are recorded in "non-interest income" in the Consolidated Statements of Income and Comprehensive Income. At December 31, 2009 and 2008, the Company's investment in BOLI was $716.0 million and $691.4 million, respectively. The Company's investment in BOLI generated income of $27.4 million, $28.6 million, and $26.1 million, respectively, during the years ended December 31, 2009, 2008, and 2007.

Impact of Recent Accounting Pronouncements

In July 2009, the FASB released the Codification as the single source of authoritative non-governmental GAAP. The Codification is effective for interim and annual periods ended after September 15, 2009. All previously existing accounting standards documents are superseded. All other accounting literature not included in the Codification is non-authoritative.

Rules and interpretive releases of the U.S. Securities and Exchange Commission (the "SEC") under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The Codification supersedes all existing non-SEC accounting and reporting standards. All other non-grandfathered, non-SEC accounting literature not included in the Codification has become non-authoritative.

Following the Codification, the FASB will not issue new standards in the form of Statements of Financial Accounting Standards, FASB Staff Positions, Emerging Issues Task Force Abstracts, or other types of pronouncements previously used. Instead, it will issue Accounting Standards Updates ("ASUs"), which will serve to update the Codification, provide background information about the guidance, and provide the basis for conclusions on changes to the Codification.

GAAP is not intended to be changed as a result of the Codification, but it will change the way the guidance is organized and presented. As a result, these changes will have a significant impact on how companies reference GAAP in their financial statements and in their accounting policies for financial statements issued for interim and annual periods ended after September 15, 2009.

In April 2009, the FASB issued new requirements regarding disclosure of fair value measurements and accounting for the impairment of securities. The requirements address fair value measurements in inactive markets consistent with the principles presented in previously issued standards; increase the frequency of fair value disclosures; and establish new principles with respect to accounting for, and presenting, impairment losses on securities.

The new requirements address the determination of fair values when there is no active market or where the price inputs being used represent distressed sales, and reaffirm that the objective of fair value measurement, as set forth in previously issued guidance, is to reflect how much an asset would be sold for in an orderly transaction (the exit price, as opposed to a distressed or forced transaction) at the date of the financial statements and under current market conditions. Furthermore, the FASB specifically reaffirmed the need to use judgment in ascertaining if a formerly active market has become inactive and in determining fair values when markets have become inactive.

Prior to issuing the new requirements, fair values for financial instruments held by public companies were disclosed once a year. Quarterly disclosures that provide qualitative and quantitative information about fair value estimates are now required.

New requirements relating to other-than-temporary impairment were issued by the FASB to bring greater consistency to the timing of impairment recognition, and to provide greater clarity to investors about the credit and non-credit components of impaired debt securities that are not intended or expected to be sold. The measure of impairment in comprehensive income remains fair value. The guidance also requires increased and timelier disclosure regarding expected cash flows, credit losses, and the aging of securities with unrealized losses. In accordance with these requirements, the Company recorded a cumulative-effect adjustment at the adoption date of April 1, 2009 with respect to certain previously recognized OTTI.

The FASB requirements issued in April 2009 were effective for interim and annual periods ending after June 15, 2009 and were adopted by the Company on April 1, 2009. The Company's adoption of the new requirements did not have a material effect on its consolidated financial statements.

In June 2009, the FASB issued a standard that, among other things, affects the accounting for transfers of financial assets, including securitization transactions, and requires more information regarding when companies have continuing exposure to the risks related to transferred financial assets. The standard eliminated the concept of a "qualifying special-purpose entity," changed the requirements for derecognizing financial assets, and required additional disclosures.

Another standard issued by FASB in June 2009 changes how a company determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a company is required to consolidate an entity is based on, among other things, an entity's purpose and design, and a company's ability to direct the activities of the entity that most significantly impact the entity's economic performance.

Both of these standards were effective as of the beginning of the first annual reporting period that began after November 15, 2009, for interim periods within that first annual reporting period, and for interim and annual reporting periods thereafter. The Company does not expect the adoption of these standards to have a material impact on its consolidated financial condition or results of operations.

In June 2009, the FASB also issued a standard regarding subsequent events. This ASU establishes general standards of accounting for, and disclosing, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. It requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date, i.e., whether that date represents the date the financial statements were issued or were available to be issued. Such disclosures are provided in Note 19, "Subsequent Events."

In June 2008, the FASB issued guidance to clarify that unvested stock-based compensation awards containing non-forfeitable rights to dividends are considered participating securities and therefore are included in the two-class method calculation of EPS. Under the two-class method, all earnings (distributed and undistributed) are allocated to common shares and participating securities based on their respective rights to receive dividends. The Company grants restricted stock to certain employees under its stock-based compensation plans. Recipients receive cash dividends during the vesting periods of these awards. Since certain of these dividends are non-forfeitable, the unvested awards are considered participating securities and will have earnings allocated to them. The Company's adoption of this guidance in 2009 had an immaterial effect on its EPS for each of the years ended December 31, 2009, 2008, and 2007.

In December 2007, the FASB issued a new standard on accounting for business combinations that requires the acquiring entity in a business combination to recognize all (and only) the assets acquired and liabilities assumed in the transaction; establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed; and requires the acquirer to disclose the information necessary to evaluate and understand the nature and financial effect of the business combination. This standard applied prospectively to business combinations for which the acquisition date was on or after the beginning of the first fiscal year that commenced after December 15, 2008. The Company adopted this guidance in connection with its acquisition of certain assets and its assumption of certain liabilities of AmTrust Bank on December 4, 2009.

In January 2010, the FASB issued a standard that requires more robust disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2, and 3. The new disclosures and clarifications of existing disclosures are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances, and settlements in the rollforward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years. The Company expects that these requirements will have an immaterial effect on its consolidated financial statements.

NOTE 3: BUSINESS COMBINATIONS

On December 4, 2009, the Community Bank acquired certain assets and assumed certain liabilities of AmTrust Bank ("AmTrust") from the FDIC in an FDIC-assisted transaction (the "AmTrust acquisition"). Headquartered in Cleveland, Ohio, AmTrust was a savings bank that operated 29 branch locations in Ohio, 25 locations in Florida, and 12 locations in Arizona.

The purpose of the AmTrust acquisition was to expand the Company's footprint into new markets, and to enhance its funding mix with the acquisition of low-cost core deposits.

As part of the Purchase and Assumption Agreement entered into by the Community Bank with the FDIC, the Community Bank entered into loss sharing agreements, whereby the FDIC will cover a substantial portion of any future losses on loans. The acquired loans that are subject to the loss sharing agreements are collectively referred to as "covered loans." Under the terms of the loss sharing agreements, the FDIC is obligated to reimburse the Community Bank for 80% of losses of up to $907 million with respect to the covered loans, and 95% of losses in excess of $907 million with respect to the covered loans.

In addition, the Community Bank will reimburse the FDIC for 80% of recoveries with respect to losses for which the FDIC paid the Community Bank 80% reimbursement, and for 95% of recoveries with respect to losses for which the FDIC paid the Community Bank 95% reimbursement under the loss sharing agreements. The expected reimbursements under the loss sharing agreements were recorded as an indemnification asset (the aforementioned FDIC loss share receivable) at an estimated fair value of $740.0 million on the acquisition date. The loss sharing agreements are subject to the Company following certain servicing procedures, as specified in the loss sharing agreements with the FDIC.

Furthermore, the Community Bank has agreed to pay to the FDIC, on January 18, 2020 (the "True-Up Measurement Date"), half of the amount, if positive, calculated as (1) $181,400,000 minus (2) the sum of (a) 25% of the asset discount bid made in connection with the AmTrust acquisition; (b) 25% of the Cumulative Shared-Loss Payments (as defined below); and (c) the sum of the period servicing amounts for every consecutive twelve-month period prior to, and ending on, the True-Up Measurement Date in respect of each of the shared loss agreements during which the applicable shared loss agreement is in effect (with such period servicing amounts to equal, for any twelve-month period with respect to which each of the shared loss agreements during which such shared loss agreement is in effect, the product of the simple average of the principal amount of shared loss loans and shared loss assets at the beginning and end of such period and 1%). For the purposes of the above calculation, Cumulative Shared-Loss Payments means (i) the aggregate of all of the payments made or payable to the Community Bank under the shared-loss agreements minus (ii) the aggregate of all of the payments made or payable to the FDIC under the shared-loss agreements.

The above reimbursable losses and recoveries are based on the book value of the relevant loans as determined by the FDIC as of the effective date of the AmTrust acquisition. The amount that the Community Bank realizes on these loans could differ materially from the carrying value that will be reflected in any financial statements, based upon the timing and amount of collections and recoveries on the covered loans in future periods. Based on the closing with the FDIC as of December 4, 2009, the Community Bank (a) acquired $5.0 billion in loans, $760.0 million in investments, $4.0 billion in cash and cash equivalents (including $3.2 billion due from, and subsequently paid by, the FDIC), and $1.2 billion in other assets; and (b) assumed $8.2 billion in deposits, $2.6 billion in borrowings, and $92.5 million in other liabilities.

The Company has determined that the AmTrust acquisition constitutes a business combination as defined by Codification Topic 805, "Business Combinations." Codification Topic 805 establishes principles and requirements as to how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree. Accordingly, the acquired assets, including the FDIC loss share receivable (which is accounted for as an indemnification asset under Topic 805) and identifiable intangible assets, and the assumed liabilities in the AmTrust acquisition, were measured and recorded at estimated fair value as of the December 4, 2009 acquisition date.

The application of the acquisition method of accounting resulted in a bargain purchase gain of $139.6 million, which is included in "non-interest income" in the Company's Consolidated Statement of Income and Comprehensive Income for the year ended December 31, 2009. This gain amounted to $84.2 million after-tax.

Although the Community Bank did not immediately acquire or lease the real estate, banking facilities, furniture, fixtures, or equipment of AmTrust as part of the Purchase and Assumption Agreement, it has the option to purchase or lease these items from the FDIC. The terms of these options expire 170 days after December 4, 2009, unless extended by the FDIC. Acquisition costs will be based on current appraisals and determined at a later date.

Because of the short time period between the December 4, 2009 closing of the transaction and the end of the Company's fiscal year on December 31, 2009, the Company continues to analyze its estimates of the fair values of the loans acquired and the indemnification asset recorded. As the Company finalizes its analysis of these assets, there may be adjustments to the recorded carrying values.

A summary of the net assets acquired and the estimated fair value adjustments resulting in the net gain follows:

(in thousands)	December 4, 2009
AmTrust's cost basis liabilities in excess of assets	$(2,799,630)
Cash payments received from the FDIC	3,220,650
Net assets acquired before fair value adjustments	421,020
Fair value adjustments:	
Loans	(946,083)
FDIC loss share receivable	740,000
Core deposit intangible	40,797
FHLB borrowings	(69,814)
Repurchase agreements	(11,180)
Certificates of deposit	(26,858)
FDIC equity appreciation instrument	(8,275)
Pre-tax gain on the AmTrust acquisition	$ 139,607
Deferred income tax liability	(55,410)
Net after-tax gain on the AmTrust acquisition	$ 84,197

The net after-tax gain represents the excess of the estimated fair value of the assets acquired (including cash payments received from the FDIC) over the estimated fair value of the liabilities assumed and is influenced significantly by the FDIC-assisted transaction process. Under the FDIC-assisted transaction process, only certain assets and liabilities are transferred to the acquirer and, depending on the nature and amount of the acquirer's bid, the FDIC may be required to make a cash payment to the acquirer. As indicated in the preceding table, net liabilities of $2.8 billion (i.e., the cost basis) were transferred to the Company in the AmTrust acquisition, and the FDIC made a cash payment to the Company of $3.2 billion.

In many cases, the determination of the fair value of the assets acquired and liabilities assumed required management to make estimates about discount rates, future expected cash flows, market conditions, and other future events that are highly subjective in nature and subject to change. These fair value estimates are considered preliminary, and are subject to change for up to one year after the closing date of the acquisition as additional information relative to closing date fair values becomes available. The Community Bank and the FDIC are engaged in ongoing discussions that may impact which assets and liabilities are ultimately acquired or assumed by the Community Bank and/or the purchase price.

The followings table sets forth the assets acquired and liabilities assumed, at fair value, in the AmTrust acquisition:

(in thousands)	December 4, 2009
Assets	
Cash and cash equivalents	$ 4,021,454
Securities available for sale:	
Mortgage-related securities	121,846
Other securities	638,170
Total securities	760,016
Loans covered by loss sharing agreements:	
One- to four-family mortgage loans	4,701,591
Home equity lines of credit ("HELOCs") and consumer loans	314,412
Total loans covered by loss sharing agreements	5,016,003
FDIC loss share receivable	740,000
FHLB of Cincinnati stock	110,592
Core deposit intangible	40,797
Other assets	275,827
Total assets acquired	$10,964,689
Liabilities	
Deposits:	
NOW and money market accounts	$ 2,861,172
Savings accounts	878,365
Certificates of deposit	3,853,929
Non-interest-bearing accounts	613,678
Total deposits	8,207,144
Borrowed funds:	
FHLB advances	2,119,632
Repurchase agreements	461,180
Total borrowed funds	2,580,812
Other liabilities	92,536
Total liabilities assumed	$10,880,492
Net assets acquired	$ 84,197

In addition, as part of the consideration for the transaction, the Company issued an equity appreciation instrument to the FDIC. Under the terms of the equity appreciation instrument, the FDIC had the opportunity to obtain, at the sole option of the Company, a cash payment or shares of its common stock with a value equal to the product of (a) 25 million and (b) the amount by which the average of the volume weighted average price of its common stock for each of the two New York Stock Exchange trading days immediately prior to the exercise of the equity appreciation instrument exceeded $12.33. The equity appreciation instrument was exercisable by the FDIC from December 9, 2009 through December 23, 2009. The FDIC exercised the equity appreciation instrument and such exercise was settled in cash for $23.3 million by the Company. This instrument was valued at $8.3 million when issued.

In December 2009, the Company extinguished the repurchase agreements acquired with a cash payment of $461.2 million.

Fair Value of Assets Acquired and Liabilities Assumed

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, reflecting assumptions that a market participant would use when pricing an asset or liability. In some cases, the estimation of fair values requires management to make estimates about discount rates, future expected cash flows, market conditions, and other future events that are highly subjective in nature and subject to change. Described below are the methods used to determine the fair values of the significant assets acquired and liabilities assumed in the AmTrust acquisition.

Cash and Cash Equivalents

Included in cash and cash equivalents are cash and due from banks of $394.1 million, federal funds sold of $415.0 million, and $3.2 billion due from the FDIC. Cash payments of $3.0 billion and $186.0 million were made by the FDIC to the Community Bank on December 7 and December 30, 2009, respectively, to consummate the AmTrust acquisition. The estimated fair values of cash and cash equivalents approximate their stated face amounts, as these financial instruments are either due on demand or have short-term maturities.

Investment Securities and FHLB Stock

Quoted market prices for the securities were used to determine their fair values. If quoted market prices were not available for a specific security, then quoted prices for similar securities in active markets were used to estimate the fair value.

The fair value of FHLB stock approximates the redemption amount.

Loans

The acquired loan portfolio is segregated into various components for valuation purposes in order to group loans based on their significant financial characteristics, such as loan type (mortgages, HELOCs, or consumer), borrower type, and payment status (performing or non-performing). The estimated fair values of mortgage and other loans were computed by discounting the anticipated cash flows from the respective portfolios. We estimated the cash flows expected to be collected at the acquisition date by using interest rate risk and prepayment risk models that incorporated our best estimate of current key assumptions, such as default rates, loss severity rates, and prepayment speeds. Prepayment assumptions use swap rates and various relevant reference rates (e.g., U.S. Treasury obligations) as benchmarks. Prepayment assumptions are developed by reference to historical prepayment speeds of loans with similar characteristics and by developing base curves for loans with particular reset and prepayment penalty periods. Once the base curves are determined, other factors that will influence constant prepayment rates in the future include, but are not limited to, current loan-to-value ratios, loan balances, home price appreciation, documentation type, and forward rates. Loss severity rates are based on, or developed by using, historical loss rates of loans in a loan performance database. The major inputs include, but are not limited to, current loan-to-value ratios, home price appreciation, payment history, original FICO scores, original debt-to-income ratios, property type, and loan balances.

The expected cash flows from the acquired loan portfolio were discounted at market rates. The discount rates assumed a risk-free rate plus an additional spread to compensate for the uncertainty inherent in the acquired loans. The methods used to estimate fair value are extremely sensitive to the assumptions and estimates used. While management attempted to use assumptions and estimates that best reflected the acquired loan portfolio and current market conditions, a greater degree of subjectivity is inherent in these values than in those determined in active markets. Accordingly, readers are cautioned in using this information for purposes of evaluating the financial condition and/or value of the Company in and of itself or in comparison with any other company.

The Company refers to the loans acquired in the AmTrust acquisition as "covered loans" because the Company will be reimbursed for a substantial portion of any future losses on these loans under the terms of the FDIC loss sharing agreements. Covered loans are accounted for under Topic 310-30 and initially measured at fair value, which includes estimated future credit losses expected to be incurred over the lives of the loans. At the December 4, 2009 acquisition date, the Company estimated the fair value of the AmTrust loan portfolio, excluding loans held for sale, at $4.7 billion, which represents the expected cash flows from the portfolio discounted at market-based rates. In estimating such fair value, the Company (a) calculated the contractual amount and timing of undiscounted principal and interest payments (the "undiscounted contractual cash flows"); and (b) estimated the amount and timing of undiscounted expected principal and interest payments (the "undiscounted expected cash flows"). The amount by which the undiscounted expected cash flows exceed the estimated fair value (the "accretable yield") is accreted into interest income over the life of the loans. The difference between the undiscounted contractual cash flows and the undiscounted expected cash flows is referred to as the "non-accretable difference." The non-accretable difference represents an estimate of the credit risk in the AmTrust loan portfolio at the acquisition date. At December 4, 2009, the accretable yield was $2.1 billion and the non-accretable difference was $1.2 billion. Under Topic 310-30, purchasers are permitted to aggregate acquired loans into one or more pools, provided that the loans have common risk characteristics. A pool is then accounted for as a single asset with a single composite interest rate and an aggregate expectation of cash flows.

FDIC Loss Share Receivable

The FDIC loss share receivable was measured separately from the covered loans as it is not contractually embedded in any of the covered loans. For example, the loss share receivable related to estimated future loan losses is not transferable should the Company sell a loan prior to foreclosure or maturity. The fair value of the loss share receivable represents the present value of the estimated cash payments expected to be received from the FDIC for future losses on covered loans, based on the credit adjustment estimated for each covered loan and the loss sharing percentages. The estimated gross cash flows associated with this receivable are approximately $889 million. These cash flows were then discounted at a market-based rate to reflect the uncertainty of the timing and receipt of the loss sharing reimbursements from the FDIC. The amount ultimately collected for this asset is dependent upon the performance of the underlying covered loans, the passage of time, and claims submitted to the FDIC.

Core Deposit Intangible

CDI is a measure of the value of non-interest checking, savings, and NOW and money market deposits that are acquired in a business combination. The fair value of the CDI stemming from any given business combination is based on the present value of the expected cost savings attributable to the core deposit funding, relative to an alternative source of funding. The CDI related to the AmTrust acquisition will be amortized over an estimated useful life of seven years to approximate the existing deposit relationships acquired. The Company evaluates such identifiable intangibles for impairment when an indication of impairment exists.

Deposit Liabilities

The fair values of deposit liabilities with no stated maturity (i.e., NOW and money market accounts, savings accounts, and non-interest-bearing accounts) are equal to the carrying amounts payable on demand. The fair values of certificates of deposit ("CDs") represent contractual cash flows, discounted using interest rates currently offered on deposits with similar characteristics and remaining maturities.

Borrowed Funds

The estimated fair value of borrowed funds is based on either bid quotations received from securities dealers or on the discounted value of contractual cash flows with interest rates currently in effect for borrowed funds with similar maturities.

Deferred Income Taxes

Deferred income taxes relate to the differences between the financial statement and tax bases of assets acquired and liabilities assumed in the AmTrust acquisition. The Company's deferred income taxes were measured using a combined federal and state tax rate of approximately 40%.

Derivative Financial Instruments

For exchange-traded futures and exchange-traded options, fair value is based on observable quoted market prices in an active market. For forward commitments to buy and sell loans and mortgage-backed securities, fair value is based on observable market prices for similar securities in an active market. For interest rate lock commitments for residential mortgage loans that the Company intends to sell, the fair value is based on internally developed models. The key model inputs primarily include the sum of the value of the forward commitment based on the loan's expected settlement date, the value of mortgage servicing rights ("MSRs") arrived at by an independent mortgage servicing rights broker, government agency price adjustment factors, and historical interest rate lock commitment fall-out factors.

NOTE 4: SECURITIES

The following tables summarize the Company's portfolio of securities available for sale at December 31, 2009 and 2008:

(in thousands)	December 31, 2009 Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
Mortgage-related Securities:				
GSE[1] certificates	$ 264,769	$ 7,741	$ 702	$ 271,808
GSE CMOs[2]	400,770	16,013	--	416,783
Private label CMOs	91,612	--	5,998	85,614
Total mortgage-related securities	$ 757,151	$23,754	$ 6,700	$ 774,205
Other Securities:				
U.S. Treasury obligations	$ 607,022	$ 21	$ 592	$ 606,451
GSE debentures	30,179	11	--	30,190
Corporate bonds	5,811	9	919	4,901
State, county, and municipal	6,402	38	281	6,159
Capital trust notes	39,151	5,125	5,438	38,838
Preferred stock	31,400	1,117	11,283	21,234
Common stock	42,693	1,606	7,631	36,668
Total other securities	$ 762,658	$ 7,927	$26,144	$ 744,441
Total securities available for sale[3]	$1,519,809	$31,681	$32,844	$1,518,646

(1) Government-sponsored enterprises
(2) Collateralized mortgage obligations
(3) As of December 31, 2009, the non-credit portion of OTTI recorded in AOCL was $506,000 (before taxes).

(in thousands)	December 31, 2008 Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
Mortgage-related Securities:				
GSE certificates	$ 180,132	$ 5,160	$ --	$ 185,292
GSE CMOs	519,389	9,727	154	528,962
Private label CMOs	139,332	--	19,902	119,430
Total mortgage-related securities	$ 838,853	$14,887	$20,056	$ 833,684
Other Securities:				
GSE debentures	$ 59,478	$ 2,481	$ --	$ 61,959
Corporate bonds	30,814	--	12,064	18,750
State, county, and municipal	6,528	--	387	6,141
Capital trust notes	44,337	--	14,471	29,866
Preferred stock	31,400	150	14,010	17,540
Common stock	53,343	151	10,932	42,562
Total other securities	$ 225,900	$ 2,782	$51,864	$ 176,818
Total securities available for sale	$1,064,753	$17,669	$71,920	$1,010,502

The following tables summarize the Company's portfolio of securities held to maturity at December 31, 2009 and 2008:

	December 31, 2009				
(in thousands)	Amortized Cost	Carrying Amount	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
Mortgage-related Securities:					
GSE certificates	$ 234,290	$ 234,290	$16,031	$ --	$ 250,321
GSE CMOs	2,224,873	2,224,873	75,948	6,327	2,294,494
Other mortgage-related securities	6,793	6,793	--	--	6,793
Total mortgage-related securities	$2,465,956	$2,465,956	$91,979	$ 6,327	$2,551,608
Other Securities:					
GSE debentures	$1,489,488	$1,489,488	$ 564	$24,505	$1,465,547
Corporate bonds	101,084	101,084	4,363	1,578	103,869
Capital trust notes	176,784	167,069	2,054	40,485	128,638
Total other securities	$1,767,356	$1,757,641	$ 6,981	$66,568	$1,698,054
Total securities held to maturity[(1)]	$4,233,312	$4,223,597	$98,960	$72,895	$4,249,662

(1) Held-to-maturity securities are reported at a carrying amount equal to amortized cost less the non-credit portion of OTTI recorded in AOCL. As of December 31, 2009, the non-credit portion recorded in AOCL was $9.2 million (before taxes).

	December 31, 2008			
(in thousands)	Amortized Cost	Gross Unrealized Gain	Gross Unrealized Loss	Fair Value
Mortgage-related Securities:				
GSE certificates	$ 282,441	$12,515	$ --	$ 294,956
GSE CMOs	2,875,878	40,944	18,901	2,897,921
Other mortgage-related securities	6,537	--	--	6,537
Total mortgage-related securities	$ 3,164,856	$53,459	$ 18,901	$3,199,414
Other Securities:				
GSE debentures	$ 1,372,593	$ 3,574	$ --	$1,376,167
Corporate bonds	133,165	153	26,561	106,757
Capital trust notes	220,377	--	74,914	145,463
Total other securities	$ 1,726,135	$ 3,727	$ 101,475	$1,628,387
Total securities held to maturity	$ 4,890,991	$57,186	$ 120,376	$4,827,801

The Company had $496.7 million and $401.0 million of FHLB stock, at cost, at December 31, 2009 and 2008, respectively. The Company is required to maintain this investment in order to have access to funding resources provided by the FHLB.

The following table summarizes the gross proceeds, gross realized gains, and gross realized losses from the sale of available-for-sale securities during the years ended December 31, 2009, 2008, and 2007:

	December 31,		
(in thousands)	2009	2008	2007
Gross proceeds	$10,338	$11,543	$2,115,530
Gross realized gains	338	573	9,195
Gross realized losses	--	--	7,307

In connection with the second quarter 2007 repositioning of the balance sheet following the Company's acquisition of PennFed, the Company securitized $593.8 million of the one- to four-family loans that had been acquired in that transaction. The resultant securities were recorded in the available-for-sale securities portfolio at an initial cost basis of $588.4 million and were subsequently sold in the third quarter of 2007.

The following table presents a rollforward of the credit loss component of OTTI on debt securities for which a non-credit component of OTTI was recognized in accumulated other comprehensive income. The beginning balance represents the credit loss component for debt securities for which OTTI occurred prior to April 1, 2009, the date on which the Company adopted new FASB requirements for the recognition of OTTI. OTTI recognized in earnings after that date for credit-impaired debt securities is presented as an addition in two components, based upon whether the current period is the first time a debt security was credit-impaired (initial credit impairment) or is not the first time a debt security was credit impaired (subsequent credit impairment). Changes in the credit loss component of credit-impaired debt securities were as follows:

(in thousands)	For the Nine Months Ended December 31, 2009
Beginning credit loss amount as of April 1, 2009	$103,350
Add: Initial OTTI credit losses	73,650
Subsequent OTTI credit losses	22,883
Less: Realized losses for securities sold	--
Securities intended or required to be sold	--
Increases in expected cash flows on debt securities	--
Ending credit loss amount as of December 31, 2009	$199,883

OTTI losses on securities totaled $106.2 million in the year ended December 31, 2009. The OTTI losses that were related to credit and, therefore, were recognized in earnings totaled $96.5 million during this period, and were determined through a present-value analysis of expected cash flows on the securities. The significant inputs that the Company used to determine these expected cash flows were the anticipated magnitude and timing of interest payment deferrals, if any, and the underlying creditworthiness of the individual issuers whose debt acts as collateral for these single-issue and pooled trust preferred securities. The discount rate used to estimate the fair value was determined by considering the weighted average of certain market credit spreads, as well as credit spreads interpolated using other market factors. The discount rate used in determining the credit portion of OTTI, if any, is the yield on the position at the time of purchase.

For the year ended December 31, 2009, the total OTTI loss on securities consisted of $96.3 million on trust preferred securities ($86.6 million of which was recognized in earnings) and $10.0 million related to corporate debt (all of which was recognized in earnings).

In 2008, the Company recorded a $104.3 million loss on the OTTI of certain securities (all of which was recognized in earnings), including $42.4 million of Lehman Brothers Holdings, Inc. perpetual preferred stock and corporate bonds; $5.0 million of Freddie Mac preferred stock; $40.5 million of capital trust notes, including income notes; $5.4 million of other equity securities; and $11.0 million of corporate bond issues.

In the second quarter of 2007, the Company recorded in earnings a $57.0 million loss on the OTTI of certain available-for-sale mortgage-related securities. The OTTI was recorded in connection with the repositioning of the balance sheet that followed the acquisition of PennFed. In July 2007, the Company sold the impaired securities at a pre-tax loss of $7.3 million, which was recognized in non-interest income in the three months ended September 30, 2007.

The following table summarizes the carrying amount and estimated fair value of held-to-maturity debt securities and the amortized cost and estimated fair value of available-for-sale debt securities at December 31, 2009 by contractual maturity. Mortgage-related securities held to maturity and available for sale, all of which have prepayment provisions, are distributed to a maturity category based on the end of the estimated average life of such securities. Principal and amortization prepayments are not shown in maturity categories as they occur, but are considered in the determination of estimated average life.

	Carrying Amount at December 31, 2009								
(dollars in thousands)	Mortgage-related Securities	Average Yield	U.S. Treasury and GSE Obligations	Average Yield	State, County, and Municipal	Average Yield[1]	Other Debt Securities[2]	Average Yield	Fair Value
Held-to-Maturity Securities:									
Due within one year	$ --	--%	$ --	--%	$ --	--%	$ 4,014	8.04%	$ 3,988
Due from one to five years	--	--	--	--	--	--	32,759	6.34	31,913
Due from five to ten years	5,268	5.79	1,489,488	4.38	--	--	23,028	5.20	1,496,471
Due after ten years	2,460,688	5.16	--	--	--	--	208,352	7.26	2,717,290
Total debt securities held to maturity	$2,465,956	5.16%	$1,489,488	4.38%	$ --	--%	$268,153	6.98%	$4,249,662
Available-for-Sale Securities:[3]									
Due within one year	$ --	--%	$ 577,842	0.21%	$ 125	5.12%	$ 1,036	5.60%	$ 579,042
Due from one to five years	2,244	5.04	59,359	1.20	491	5.75	4,775	1.79	65,465
Due from five to ten years	14,758	6.84	--	--	2,315	6.50	--	--	17,318
Due after ten years	740,149	5.07	--	--	3,471	6.67	39,151	5.01	798,919
Total debt securities available for sale	$ 757,151	5.11%	$ 637,201	0.30%	$6,402	6.51%	$ 44,962	4.68%	$1,460,744

(1) *Not presented on a tax-equivalent basis.*
(2) *Includes corporate bonds and capital trust notes. Included in capital trust notes are $16.4 million and $624,000 of pooled trust preferred securities available for sale and held to maturity, respectively, all of which are due after ten years. The remaining capital trust notes consist of single-issue trust preferred securities.*
(3) *As equity securities have no contractual maturity, they have been excluded from this table.*

The Company had no commitments to purchase securities at December 31, 2009.

The following tables present held-to-maturity and available-for-sale securities having a continuous unrealized loss position for less than twelve months or for twelve months or longer as of December 31, 2009 and 2008:

At December 31, 2009	Less than Twelve Months		Twelve Months or Longer		Total	
(in thousands)	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Temporarily Impaired Held-to-Maturity Debt Securities:						
GSE debentures	$1,403,687	$ 24,505	$ --	$ --	$1,403,687	$ 24,505
GSE CMOs	59,147	1,115	102,067	5,212	161,214	6,327
Corporate bonds	27,710	1,256	14,317	322	42,027	1,578
Capital trust notes	34,830	429	71,016	40,056	105,846	40,485
Total temporarily impaired held-to-maturity debt securities	$1,525,374	$ 27,305	$ 187,400	$ 45,590	$1,712,774	$ 72,895
Temporarily Impaired Available-for-Sale Securities:						
Debt Securities:						
U.S. Treasury obligations	$ 185,928	$ 592	$ --	$ --	$ 185,928	$ 592
GSE certificates	81,981	702	--	--	81,981	702
Private label CMOs	43,849	5,452	41,765	546	85,614	5,998
Corporate bonds	--	--	3,855	919	3,855	919
State, county, and municipal	524	22	4,723	259	5,247	281
Capital trust notes	3,983	44	9,224	5,394	13,207	5,438
Total temporarily impaired available-for-sale debt securities	$ 316,265	$ 6,812	$ 59,567	$ 7,118	$ 375,832	$ 13,930
Equity securities	--	--	30,498	18,914	30,498	18,914
Total temporarily impaired available-for-sale securities	$ 316,265	$ 6,812	$ 90,065	$ 26,032	$ 406,330	$ 32,844

At December 31, 2008	Less than Twelve Months		Twelve Months or Longer		Total	
(in thousands)	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
Temporarily Impaired Held-to-Maturity Debt Securities:						
GSE CMOs	$ 10,223	$ 279	$637,364	$18,622	$647,587	$ 18,901
Corporate bonds	71,224	20,080	5,350	6,481	76,574	26,561
Capital trust notes	69,478	15,405	75,985	59,509	145,463	74,914
Total temporarily impaired held-to-maturity debt securities	$150,925	$35,764	$718,699	$84,612	$869,624	$120,376
Temporarily Impaired Available-for-Sale Securities:						
Debt Securities:						
GSE CMOs	$ --	$ --	$ 39,603	$ 154	$ 39,603	$ 154
Private label CMOs	--	--	119,430	19,902	119,430	19,902
Corporate bonds	9,500	1,575	9,250	10,489	18,750	12,064
State, county, and municipal	1,137	276	5,004	111	6,141	387
Capital trust notes	19,781	12,015	6,885	2,456	26,666	14,471
Total temporarily impaired available-for-sale debt securities	$ 30,418	$13,866	$180,172	$33,112	$210,590	$ 46,978
Equity securities	15,950	11,850	20,376	13,092	36,326	24,942
Total temporarily impaired available-for-sale securities	$ 46,368	$25,716	$200,548	$46,204	$246,916	$ 71,920

In April 2009, the FASB amended the OTTI accounting model for debt securities. The OTTI accounting model for equity securities was not affected. Under the new guidance, an OTTI loss on impaired securities must be fully recognized in earnings if an investor has the intent to sell the debt security or if it is more likely than not that the investor will be required to sell the debt security before recovery of its amortized cost. However, even if an investor does not expect to sell a debt security, it must evaluate the expected cash flows to be received and determine if a credit loss has occurred. In the event that a credit loss has occurred, only the amount of impairment associated with the credit loss is recognized in earnings. Amounts relating to factors other than credit losses are recorded in AOCL. The guidance also requires additional disclosures regarding the calculation of credit losses as well as factors considered by the investor in reaching a conclusion that an investment is not other-than-temporarily impaired. The Company adopted the new guidance effective April 1, 2009 and recorded a $967,000 pre-tax transition adjustment for the non-credit portion of the OTTI on securities held at April 1, 2009 that were previously considered other-than-temporarily impaired.

Available-for-sale securities in unrealized loss positions are analyzed as part of the Company's ongoing assessment of OTTI. When the Company intends to sell such available-for-sale securities, the Company recognizes an impairment loss equal to the full difference between the amortized cost basis and the fair value of those securities. When the Company does not intend to sell available-for-sale equity or debt securities in an unrealized loss position, potential OTTI is considered based on a variety of factors, including the length of time and extent to which the fair value has been less than cost; adverse conditions specifically related to the industry, the geographic area, or financial condition of the issuer or the underlying collateral of a security; the payment structure of the security; changes to the rating of the security by a rating agency; the volatility of the fair value changes; and changes in fair value of the security after the balance sheet date. For debt securities, the Company estimates cash flows over the remaining lives of the underlying collateral to assess whether credit losses exist and, where applicable, to determine if any adverse changes in cash flows have occurred. The Company's cash flow estimates take into account expectations of relevant market and economic data as of the end of the reporting period. As of December 31, 2009, the Company did not intend to sell the securities with an unrealized loss position in AOCL, and it was more likely than not that the Company would be required to sell these securities before recovery of their amortized cost basis. The Company believes that the securities with an unrealized loss in AOCL were not other-than-temporarily impaired as of December 31, 2009.

Other factors considered in determining whether a loss is temporary include the length of time and the extent to which fair value has been below cost; the severity of the impairment; the cause of the impairment; the financial condition and near-term prospects of the issuer; activity in the market of the issuer that may indicate adverse credit conditions; and the forecasted recovery period using current estimates of volatility in market interest rates (including liquidity and risk premiums).

Management's assertion regarding its intent not to sell, or that it is not more likely than not that the Company will be required to sell the security before its anticipated recovery, considers a number of factors, including a quantitative estimate of the expected recovery period (which may extend to maturity) and management's intended strategy with respect to the identified security or portfolio. If management does have the intent to sell, or believes it is more likely than not that the Company will be required to sell the security before its anticipated recovery, the unrealized loss is charged directly to earnings in the Consolidated Statement of Income and Comprehensive Income.

The unrealized losses on the Company's GSE debentures and GSE CMOs at December 31, 2009 were primarily caused by movements in market interest rates and spread volatility, rather than credit risk. The Company purchased these investments either at par or at a discount relative to their face amount, and the contractual cash flows of these investments are guaranteed by the GSEs. Accordingly, it is expected that these securities would not be settled at a price that is less than the amortized cost of the Company's investment. Because the Company does not have the intent to sell the investments and it is not more likely than not that the Company will be required to sell the investments before anticipated recovery of fair value, which may be at maturity, the Company did not consider these investments to be other-than-temporarily impaired at December 31, 2009.

The Company's unrealized losses on corporate bonds and capital trust notes at December 31, 2009 relate to investments in various financial institutions. The unrealized losses were primarily caused by market interest rate volatility and a significant widening of interest rate spreads across market sectors relating to credit concerns, continued illiquidity, and uncertainty in the financial markets. Each of these securities was purchased on the basis of an individual assessment of the financial institutions issuing such securities. This assessment included, but was not limited to, a review of credit ratings (if any), as well as an underwriting process designed to determine the financial institution's creditworthiness.

The Company reviews quarterly financial information as well as other information that is released by each financial institution to determine the continued creditworthiness of the securities they issued. The contractual terms of these investments do not permit settling the securities at prices that are less than the amortized costs of the investments; therefore, the Company expects that these investments would not be settled at prices that are less than their amortized costs. The Company continues to monitor these investments and currently estimates that the present value of expected cash flows is not less than the amortized cost of the securities. Because the Company does not have the intent to sell the investments and it is not more likely than not that the Company will be required to sell the investments before anticipated recovery of fair value, which may be at maturity, it did not consider these investments to be other-than-temporarily impaired at December 31, 2009. It is possible that these securities will perform worse than is currently expected, which could lead to adverse changes in cash flows on these securities and potential OTTI losses in the future. Events that may occur in the future at the financial institutions that issued these securities could trigger material unrecoverable declines in fair values for the Company's investments and therefore could result in future potential OTTI losses. Such events include, but are not limited to, government intervention, deteriorating asset quality and credit metrics, significantly higher levels of default and loan loss provisions, losses in value on the underlying collateral, deteriorating credit enhancement, net operating losses, and further illiquidity in the financial markets.

The unrealized losses on the Company's private label CMOs at December 31, 2009 were primarily attributable to market interest rate volatility and a significant widening of interest rate spreads across market sectors relating to the continued illiquidity and uncertainty in the financial markets, rather than to credit risk. Current characteristics of each security owned, such as delinquency and foreclosure levels, credit enhancement, and projected losses and coverage, are reviewed periodically by management. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company's investment. Because the Company does not have the intent to sell the investments and it is not more likely than not that the Company will be required to sell the investments before anticipated recovery of fair value, which may be at maturity, the Company did not consider these investments to be other than temporarily impaired at December 31, 2009. It is possible that the underlying loan collateral of these securities will perform worse than is currently expected, which could lead to adverse changes in cash flows on these securities and future OTTI losses. Events that could trigger material unrecoverable declines in fair values, and therefore potential OTTI losses for these securities in the future include, but are not limited to, deterioration of credit metrics, significantly higher levels of default, loss in value on the underlying collateral, deteriorating credit enhancement, and further illiquidity in the financial markets.

At December 31, 2009, the Company's equity securities portfolio consisted of perpetual preferred and common stock, and mutual funds. In analyzing its investments in perpetual preferred stock for OTTI, the Company uses an impairment model that is applied to debt securities, consistent with guidance provided by the SEC, provided that there has been no evidence of deterioration in the creditworthiness of the issuer. If deterioration occurs, an equity security impairment model is used. The unrealized losses on the Company's equity securities were primarily caused by market volatility. In addition, perpetual preferred stock was impacted by widening interest rate spreads across market sectors related to the continued illiquidity and uncertainty in the marketplace. The Company evaluated the near-term prospects of a recovery of fair value for each security in the portfolio, together with the severity and duration of impairment to date. Based on this evaluation, and the Company's ability and intent to hold these investments for a reasonable period of time sufficient to realize a near-term forecasted recovery of fair value, the Company did not consider these investments to be other-than-temporarily impaired at December 31, 2009. Nonetheless, it is possible that these equity securities will perform worse than currently expected, which could lead to adverse changes in their fair values or the failure of the securities to fully recover in value as presently forecasted by management, causing the Company to record OTTI losses in future periods. Events that could trigger material declines in the fair values of these securities include, but are not limited to, deterioration in the equity markets; a decline in the quality of the loan portfolios of the issuers in which the Company has invested; and the recording of higher loan loss provisions and net operating losses by such issuers. The Company considers a decline in fair value of available-for-sale equity securities to be other than temporary if the Company does not expect to recover the entire amortized cost basis of the security.

The investment securities designated as having a continuous loss position for twelve months or more at December 31, 2009 consisted of two mortgage-related securities, two municipal bonds, three corporate debt obligations, 13 capital trust notes, and six equity securities. At December 31, 2008, the investment securities designated as having a continuous loss position for twelve months or more consisted of 14 mortgage-related securities, two municipal bonds, three corporate debt obligations, 16 capital trust notes, and five equity securities. At December 31, 2009 and 2008, the combined market value of these securities represented unrealized losses of $71.6 million and $130.8 million, respectively. At December 31, 2009, the fair value of securities having a continuous loss position for twelve months or more was 20.5% below their collective amortized cost of $349.1 million. At December 31, 2008, the fair value of such securities was 12.5% below their collective amortized cost of $1.1 billion.

NOTE 5: LOANS

The following table sets forth the composition of the loan portfolio at December 31, 2009 and 2008:

(in thousands)	December 31, 2009	December 31, 2008
Non-covered Loans:		
Mortgage Loans:		
Multi-family	$16,737,721	$15,728,264
Commercial real estate	4,988,649	4,553,550
Acquisition, development, and construction	666,440	778,364
One- to four-family	216,078	266,307
Total mortgage loans	22,608,888	21,326,485
Net deferred loan origination fees	(3,805)	(6,940)
Total non-covered mortgage loans, net	$22,605,083	$21,319,545
Other Loans:		
Commercial and industrial	653,159	713,099
Consumer	117,780	158,907
Lease financing, net	665	1,433
Total other loans	771,604	873,439
Net deferred loan origination fees	(88)	(772)
Total non-covered other loans, net	771,516	872,667
Less: Allowance for loan losses	127,491	94,368
Total non-covered loans, net	$23,249,108	$22,097,844
Covered loans (principally one- to four-family loans, of which $351.3 million are held for sale)	5,016,100	--
Loans, net	$28,265,208	$22,097,844

Covered loans refers to the loans acquired from the FDIC in the AmTrust acquisition and that are subject to the previously mentioned loss sharing agreements. Non-covered loans refers to all loans in the Company's loan portfolio excluding covered loans.

Non-covered Loans

The Company is primarily a multi-family mortgage lender, with a significant portion of its loan portfolio collateralized by non-luxury apartment buildings in New York City that are largely rent-controlled and/or rent-stabilized. At December 31, 2009, approximately 75% of the multi-family loan portfolio was secured by properties in New York City, with Manhattan accounting for approximately 32% of New York City's share.

The Company also originates commercial real estate ("CRE") loans, primarily in New York City, Long Island, and New Jersey, and, to a lesser extent, acquisition, development, and construction ("ADC") loans and commercial and industrial ("C&I") loans. ADC loans are primarily originated for multi-family and residential tract projects in New York City and Long Island, while C&I loans are made to small and mid-size businesses, on both a secured and unsecured basis, for working capital, business expansion, and the purchase of machinery and equipment.

Payments on multi-family and CRE loans generally depend on the income produced by the underlying properties which, in turn, depends on their successful operation and management. Accordingly, the ability of the Company's borrowers to repay these loans may be impacted by adverse conditions in the local real estate market and the local economy. While the Company generally requires that such loans be qualified on the basis of the collateral property's current cash flows, appraised value, and debt service coverage ratio, among other factors, there can be no assurance that its underwriting policies will protect the Company from credit-related losses or delinquencies.

ADC financing typically involves a greater degree of credit risk than longer-term financing on improved, owner-occupied real estate. The risk of loss on an ADC loan largely depends upon the accuracy of the initial estimate of the property's value at completion of construction or development, compared to the estimated costs (including interest) of construction. If the estimate of value proves to be inaccurate, the loan may be under-secured. While the Company seeks to minimize these risks by maintaining consistent lending policies and rigorous underwriting standards, an error in such estimates or a downturn in the local economy or real estate market could have a material adverse effect on the quality of the ADC loan portfolio, thereby resulting in material losses or delinquencies.

The Company seeks to minimize the risks involved in C&I lending by underwriting such loans on the basis of the cash flows produced by the business; by requiring that such loans be collateralized by various business assets, including inventory, equipment, and accounts receivable, among others; and by requiring personal guarantees. However, the capacity of a borrower to repay a C&I loan is substantially dependent on the degree to which his or her business is successful. In addition, the collateral underlying such loans may depreciate over time, may not be conducive to appraisal, or may fluctuate in value, based upon the results of operations of the business.

During 2009, the markets served by the Company were impacted by widespread economic decline and rising unemployment, which contributed to a rise in charge-offs and non-performing assets. The ability of the Company's borrowers to repay their loans, and the value of the collateral securing such loans, could be further adversely impacted by continued or more significant economic weakness in its local markets as a result of increased unemployment, declining real estate values, or increased residential and office vacancies. This could not only result in the Company experiencing a further increase in charge-offs and/or non-performing assets, but also could necessitate an increase in the provision for loan losses. These events would have an adverse impact on the Company's results of operations and capital, if they were to occur.

The Company also originates one- to four-family mortgage loans on a pass-through basis throughout its branch network for sale to a third-party conduit. Under this conduit program, the Company sold one- to four-family loans totaling $99.9 million, $47.0 million, and $62.1 million in 2009, 2008, and 2007, respectively, and recorded aggregate net gains of $717,000, $326,000, and $705,000, respectively, on such sales. Loans originated and held for sale through the conduit program are included in "consumer loans" in the table on the preceding page.

The Company services mortgage loans for various third parties, including, but not limited to, Savings Bank Life Insurance, Fannie Mae, Freddie Mac, and the State of New York Mortgage Agency. At December 31, 2009, the unpaid principal balance of serviced loans amounted to $1.4 billion; at December 31, 2008 and 2007, the unpaid principal balance of serviced loans amounted to $884.1 million and $933.7 million, respectively. The custodial escrow balances maintained in connection with such loans amounted to $12.8 million, $11.7 million, and $5.5 million, respectively, at the corresponding dates. In accordance with the Purchase and Assumption Agreement between the Community Bank and the FDIC, effective December 4, 2009, the Community Bank has agreed to continue to service the loans that were being serviced by AmTrust for a period of up to one year.

At December 31, 2009 and 2008, the Company had $578.1 million and $113.7 million, respectively, of non-accrual non-covered loans. Covered loans are considered to be performing due to the application of the accretion method under Codification Topic 310-30, as further discussed in Note 3, "Business Combinations."

The following table presents information regarding the Company's non-performing loans at December 31, 2009 and 2008:

(in thousands)	December 31, 2009	December 31, 2008
Non-performing Loans:		
Non-accrual mortgage loans:		
Multi-family	$393,113	$ 53,153
Commercial real estate	70,618	12,785
Acquisition, development, and construction	79,228	24,839
One- to four-family	14,171	11,155
Total non-accrual mortgage loans	557,130	101,932
Other non-accrual loans	20,938	11,765
Loans 90 days or more delinquent and still accruing interest	--	--
Total non-performing loans	$578,068	$113,697

In accordance with GAAP, the Company is required to account for certain loan modifications or restructurings as "troubled debt restructurings." In general, a modification or restructuring of a loan constitutes a troubled debt restructuring if the Company grants a concession to a borrower experiencing financial difficulty. Loans modified in a troubled debt restructuring are placed on non-accrual status until the Company determines that future collection of principal and interest is reasonably assured, which generally requires that the borrower demonstrate performance according to the restructured terms for a period of at least six months. Loans modified in a troubled debt restructuring totaled $184.8 million; of this amount, $167.3 million was included in non-accrual loans and $17.5 million was under 90 days past due, at December 31, 2009. There were no troubled debt restructurings at December 31, 2008.

Covered Loans

The following table presents the balances of the loans acquired in the AmTrust acquisition, excluding loans held for sale, as of December 31, 2009:

(dollars in thousands)	Amount	Percent of Covered Loans
Loan Category:		
One- to four-family	$5,215,553	92.83%
HELOCs	399,705	7.11
Consumer	3,162	0.06
Total loans	$5,618,420	100.00%
Total discount resulting from acquisition date fair value adjustment	(953,642)	
Net loans acquired	$4,664,778	

The Company refers to the loans acquired in the AmTrust acquisition as "covered loans" because the Company will be reimbursed for a substantial portion of any future losses on these loans under the terms of the FDIC loss sharing agreements. Covered loans are accounted for under Codification Topic 310-30, and initially measured at fair value, which includes estimated future credit losses expected to be incurred over the lives of the loans.

At the December 4, 2009 acquisition date, we estimated the fair value of the AmTrust loan portfolio, excluding loans held for sale, at $4.7 billion, which represents the expected cash flows from the portfolio discounted at market-based rates. In estimating such fair value, we (a) calculated the contractual amount and timing of undiscounted principal and interest payments (the "undiscounted contractual cash flows"); and (b) estimated the amount and timing of undiscounted expected principal and interest payments (the "undiscounted expected cash flows"). The amount by which the undiscounted expected cash flows exceed the estimated fair value (the "accretable yield") is accreted into interest income over the lives of the loans. The difference between the undiscounted contractual cash flows and the undiscounted expected cash flows is referred to as the "non-accretable difference." The non-accretable difference represents an estimate of the credit risk in the AmTrust loan portfolio at the acquisition date. On the acquisition date, the preliminary estimate of the contractual principal and interest payments for covered loans acquired in the AmTrust acquisition was $8.0 billion. At December 4, 2009, the accretable yield was $2.1 billion and the non-accretable difference was $1.2 billion.

Under FASB ASC Topic 310-30, purchasers are permitted to aggregate acquired loans into one or more pools, provided that the loans have common risk characteristics. A pool is then accounted for as a single asset with a single composite interest rate and an aggregate expectation of cash flows. There were $56.2 million in covered loans that were over 90 days past due, and $110.1 million of loans that were past due under 90 days at December 31, 2009.

Changes in the accretable yield for acquired loans were as follows for the twelve months ended December 31, 2009:

(dollars in thousands)	Accretable Yield
Balance at beginning of period[1]	$ --
Additions	2,103,213
Accretion	(21,448)
Balance at end of period	$2,081,765

(1) *Excludes loans held for sale.*

Covered loans under the loss sharing agreements with the FDIC are reported exclusive of the FDIC loss share receivable. The covered loans acquired in the AmTrust acquisition are, and will continue to be, reviewed for collectability, based on the expectations of cash flows on these loans. As a result, if there is a decrease in expected cash flows due to an increase in estimated credit losses compared to the estimate made at the December 4, 2009 acquisition date, the decrease in the present value of expected cash flows will be recorded as a provision for covered loan losses charged to earnings, and an allowance for covered loan losses will be established. A related credit to income and an increase in the FDIC loss share receivable will be recognized at the same time, measured based on the loss share percentages described earlier in this report.

The FDIC loss share receivable represents the present value of the estimated losses on covered loans to be reimbursed by the FDIC. The estimated losses were based on the same cash flow estimates used in determining the fair value of the covered loans. The FDIC loss share receivable will be reduced as losses are recognized on covered loans and loss sharing payments are received from the FDIC. Realized losses in excess of acquisition date estimates will result in an increase in the FDIC loss share receivable. Conversely, if realized losses are less than acquisition date estimates, the FDIC loss share receivable will be reduced.

At December 31, 2009, covered loans included $351.3 million of loans held for sale. In connection with the AmTrust acquisition, we assumed AmTrust's mortgage banking unit, which originates agency-conforming one- to four-family loans nationwide for sale to the Fannie Mae and Freddie Mac. In 2009, the Company recorded aggregate net gains of $9.8 million in connection with the sale of loans totaling $735.0 million.

NOTE 6: ALLOWANCE FOR LOAN LOSSES

The following table summarizes activity in the allowance for loan losses for the years ended December 31, 2009, 2008, and 2007:

	December 31,		
(in thousands)	2009	2008	2007
Balance, beginning of year	$ 94,368	$92,794	$85,389
Provision for loan losses	63,000	7,700	--
Charge-offs	(29,931)	(6,168)	(431)
Recoveries	54	42	--
Allowance acquired in merger transactions	--	--	7,836
Balance, end of year	$127,491	$94,368	$92,794

The Company recorded provisions for loan losses of $63.0 million and $7.7 million, respectively, in 2009 and 2008; no provision was recorded in 2007. Non-accrual loans amounted to $578.1 million, $113.7 million, and $22.2 million, respectively, at December 31, 2009, 2008, and 2007. There were no loans over 90 days past due and still accruing interest at any of these dates.

The interest income that would have been recorded under the original terms of non-accrual loans at the respective year-ends, and the interest income actually recorded on these loans in the respective years are summarized below:

	December 31,		
(in thousands)	2009	2008	2007
Interest income that would have been recorded	$ 35,805	$ 7,841	$1,832
Interest income actually recorded	(13,929)	(4,065)	(844)
Interest income foregone	$ 21,876	$ 3,776	$ 988

At December 31, 2009 and 2008, the Company had $632.1 million and $63.4 million of non-covered impaired loans, respectively. There were no impaired loans at December 31, 2007. At December 31, 2009 and 2008, there were valuation allowances of $13.1 million and $1.2 million, respectively, relating to non-covered impaired loans.

The average balances of impaired loans in 2009, 2008, and 2007 were $469.5 million, $21.4 million, and $8.0 million, respectively, and the interest income recorded on these loans, which was not materially different from cash-basis interest income, amounted to $18.3 million, $3.6 million, and $2.0 million, in the respective years.

NOTE 7: DEPOSITS

The following table sets forth a summary of the weighted average interest rates for each type of deposit at December 31, 2009 and 2008:

	December 31,					
	2009			2008		
(dollars in thousands)	Amount	Percent of Total	Weighted Average Rate[1]	Amount	Percent of Total	Weighted Average Rate[1]
NOW and money market accounts	$ 7,706,288	34.53%	0.86%	$ 3,818,952	26.57%	1.03%
Savings accounts	3,788,294	16.98	0.62	2,632,078	18.31	0.63
Certificates of deposit	9,053,891	40.57	2.07	6,796,971	47.28	3.46
Non-interest-bearing accounts	1,767,938	7.92	--	1,127,647	7.84	--
Total deposits	$22,316,411	100.00%	1.24%	$14,375,648	100.00%	2.04%

(1) Excludes the effect of purchase accounting adjustments for CDs.

At December 31, 2009 and 2008, the aggregate amounts of deposits that had been reclassified as loan balances (i.e., overdrafts) were $5.7 million and $3.2 million, respectively.

The scheduled maturities of CDs at December 31, 2009 were as follows:

(in thousands)	
1 year or less	$7,210,758
More than 1 year through 2 years	1,359,639
More than 2 years through 3 years	335,064
More than 3 years through 4 years	89,327
More than 4 years through 5 years	51,978
Over 5 years	7,125
Total certificates of deposit	$9,053,891

The following table presents a summary of CDs in amounts of $100,000 or more, by remaining term to maturity, at December 31, 2009:

	CDs of $100,000 or More Maturing Within				
(in thousands)	0 – 3 Months	Over 3 to 6 Months	Over 6 to 12 Months	Over 12 Months	Total
Total	$1,126,345	$736,387	$1,028,866	$637,118	$3,528,716

At December 31, 2009 and 2008, the aggregate amounts of CDs of $100,000 or more were $3.5 billion and $3.2 billion, respectively.

Included in total deposits at December 31, 2009 and 2008 were brokered deposits of $3.0 billion and $3.1 billion, respectively. Brokered deposits had weighted average interest rates of 0.72% and 2.25% at the respective year-ends. Brokered money market accounts represented $2.6 billion and $1.5 million, respectively, of the year-end 2009 and 2008 totals. Brokered CDs represented $358.5 million and $1.6 billion of brokered deposits at the respective year-ends. All of the brokered CDs at December 31, 2009 are expected to mature in less than one year from that date.

NOTE 8: BORROWED FUNDS

The following table summarizes the Company's borrowed funds at December 31, 2009 and 2008:

	December 31,	
(in thousands)	2009	2008
FHLB advances	$ 8,955,769	$ 7,708,064
Repurchase agreements	4,125,000	4,485,000
Federal funds purchased	--	150,000
Junior subordinated debentures	427,371	484,216
Senior notes	601,746	601,630
Preferred stock of subsidiaries	54,800	67,800
Total borrowed funds	$14,164,686	$13,496,710

FHLB advances and junior subordinated debentures at December 31, 2009 are reported net of acquisition accounting adjustments of $66.4 million and $770,000, respectively.

Accrued interest on borrowed funds is included in "other liabilities" in the Consolidated Statements of Condition, and amounted to $51.4 million and $47.8 million, respectively, at December 31, 2009 and 2008.

In the second quarter of 2008, the Company recorded a pre-tax charge of $325.0 million (the "debt repositioning charge") for the prepayment of $4.0 billion of higher-cost wholesale and other borrowings that were replaced with $3.8 billion of lower-cost wholesale borrowings. Charges of $39.6 million that were incurred in connection with the prepayment and replacement of wholesale borrowings transacted with the same counterparty were amortized over the term of the new borrowings and recorded in 2008 interest expense. Charges of $285.4 million that were incurred in connection with the prepayment of wholesale borrowings that were replaced by funds obtained through different counterparties were immediately recorded in non-interest expense.

In 2007, the Company recorded a loss of $1.8 million in non-interest income in connection with the write-off of the unamortized issuance costs stemming from the redemption of certain trust preferred securities. In addition, the Company recorded a charge of $3.2 million in 2007 for the prepayment of wholesale borrowings in connection with the repositioning of the balance sheet following the acquisition of PennFed.

FHLB Advances

FHLB advances totaled $9.0 billion and $7.7 billion at December 31, 2009 and 2008, respectively. The contractual maturities and the next call dates of the outstanding FHLB advances at December 31, 2009 were as follows:

	Contractual Maturity		Earlier of Contractual Maturity or Next Call Date	
(dollars in thousands) Year of Maturity	Amount	Weighted Average Interest Rate[1]	Amount	Weighted Average Interest Rate[1]
2010	$1,069,663	0.27%	$8,171,050	3.52%
2011	114,941	4.41	775,870	3.64
2012	257,469	3.37	3,324	3.00
2013	87,907	3.25	2,907	3.26
2014	108,956	1.96	552	0.67
2015	400,895	3.79	896	0.69
2016	2,115,000	4.35	--	--
2017	3,861,206	4.12	--	--
2018	939,458	3.02	896	3.83
2025	274	7.82	274	7.82
Total FHLB advances	$8,955,769	3.53%	$8,955,769	3.53%

(1) Excludes the effect of acquisition accounting adjustments.

FHLB advances include both straight fixed-rate advances and advances under the FHLB convertible advance program, which gives the FHLB the option of either calling the advance after an initial lock-out period of up to five years and quarterly thereafter until maturity, or a one-time call at the initial call date.

The following table sets forth certain information regarding FHLB advances at or for the years ended December 31, 2009, 2008, and 2007:

	At or For the Years Ended December 31,		
(dollars in millions)	2009	2008	2007
Average balance during the year	$7,982	$7,763	$7,119
Maximum balance at any month-end during the year	8,956	8,223	7,782
Balance outstanding at end of year	8,956	7,708	7,782
Weighted average interest rate during the year[1]	3.92%	4.72%	4.46%
Weighted average interest rate at end of year[1]	3.53	3.92	4.39

(1) Excludes the effect of acquisition accounting adjustments.

The Company had no short-term FHLB advances at December 31, 2009 and $502.9 million of short-term FHLB advances at December 31, 2008.

At December 31, 2009 and 2008, the Banks had a combined overnight line of credit of $500.0 million with the FHLB. There were no borrowings under this line of credit at December 31, 2009. At December 31, 2008, borrowings under this line of credit amounted to $152.9 million. At December 31, 2008, the Company also had access to funds through a $200.0 million one-month facility with the FHLB. There were no borrowings outstanding under this facility at December 31, 2009 or 2008. FHLB advances and overnight line-of-credit borrowings are secured by a pledge of certain eligible collateral, which may consist of eligible loans or mortgage-related securities.

The interest expense on FHLB advances was $309.0 million, $364.2 million, and $304.4 million, respectively, for the years ended December 31, 2009, 2008, and 2007.

Repurchase Agreements

Repurchase agreements totaled $4.1 billion and $4.5 billion at December 31, 2009 and 2008, respectively.

The following table provides the contractual maturities and weighted average interest rates of repurchase agreements, and the amortized cost and fair value, including accrued interest, of the securities collateralizing the repurchase agreements, at December 31, 2009:

(dollars in thousands)			Mortgage-related Securities		GSE Debentures and U.S. Treasury Obligations	
Contractual Maturity	Amount	Weighted Average Interest Rate	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Over 90 days(1)	$4,125,000	3.56%	$3,001,125	$3,107,798	$1,623,770	$1,599,610

(1) *Contractual maturities range from five to ten years.*

The Company had no short-term repurchase agreements at December 31, 2009 and $360.0 million of short-term repurchase agreements at December 31, 2008.

A more detailed analysis of the contractual maturities and the next call dates of the outstanding repurchase agreements at December 31, 2009 follows:

(dollars in thousands)	Contractual Maturity		Earlier of Contractual Maturity or Next Call Date	
Year of Maturity	Amount	Weighted Average Interest Rate(1)	Amount	Weighted Average Interest Rate(1)
2010	$ --	--%	$2,575,000	3.66%
2011	--	--	1,550,000	3.39
2012	200,000	3.75	--	--
2013	800,000	3.08	--	--
2014	--	--	--	--
2015	--	--	--	--
2016	345,000	4.14	--	--
2017	1,080,000	4.08	--	--
2018	1,700,000	3.31	--	--
	$4,125,000	3.56%	$4,125,000	3.56%

(1) *Excludes the effect of acquisition accounting adjustments.*

At December 31, 2009 and 2008, the accrued interest on repurchase agreements amounted to $13.8 million and $14.2 million, respectively. The interest expense on repurchase agreements was $149.5 million, $166.5 million, and $153.7 million, respectively, for the years ended December 31, 2009, 2008, and 2007.

Federal Funds Purchased

The Company had no federal funds purchased at December 31, 2009 and $150.0 million of such wholesale borrowings at December 31, 2008. Federal funds purchased at December 31, 2008 had a contractual maturity of less than 90 days.

In 2009, 2008, and 2007, the average balance of federal funds purchased amounted to $577.8 million, $24.6 million, and $20.8 million, respectively, and had weighted average interest rates of 0.37%, 1.04%, and 3.30%, respectively. The interest expense produced by federal funds purchased was $2.1 million, $257,000, and $687,000, respectively, for the years ended December 31, 2009, 2008, and 2007.

Junior Subordinated Debentures

Junior subordinated debentures totaled $427.4 million and $484.2 million, respectively, at December 31, 2009 and 2008. The following junior subordinated debentures were outstanding at December 31, 2009:

(dollars in thousands)

Issuer	Interest Rate of Capital Securities and Debentures[1]	Junior Subordinated Debentures Amount Outstanding	Capital Securities Amount Outstanding	Date of Original Issue	Stated Maturity	First Optional Redemption Date
Haven Capital Trust II	10.250%	$ 23,333	$ 22,550	May 26, 1999	June 30, 2029	June 30, 2009[2]
Queens County Capital Trust I	11.045	10,309	10,000	July 26, 2000	July 19, 2030	July 19, 2010
Queens Statutory Trust I	10.600	15,464	15,000	September 7, 2000	September 7, 2030	September 7, 2010
New York Community Capital Trust V (BONUSES℠ Units)	6.000	143,466	137,115	November 4, 2002	November 1, 2051	November 4, 2007[3]
New York Community Capital Trust X	1.854	123,712	120,000	December 14, 2006	December 15, 2036	December 15, 2011
LIF Statutory Trust I	10.600	7,767	7,535	September 7, 2000	September 7, 2030	September 7, 2010
PennFed Capital Trust II	10.180	13,106	12,734	March 28, 2001	June 8, 2031	June 8, 2011
PennFed Capital Trust III	3.504	30,928	30,000	June 2, 2003	June 15, 2033	June 15, 2008[3]
New York Community Capital Trust XI	1.901	59,286	57,500	April 16, 2007	June 30, 2037	June 30, 2012
Total junior subordinated debentures		$427,371	$412,434			

(1) Excludes the effect of acquisition accounting adjustments.
(2) Callable at any time subsequent to this date.
(3) Callable subject to certain conditions as described in the prospectus filed with the SEC on November 4, 2002.

On November 4, 2002, the Company completed a public offering of 5,500,000 Bifurcated Option Note Unit SecuritiES[SM] ("BONUSES units"), including 700,000 that were sold pursuant to the exercise of the underwriters' over-allotment option, at a public offering price of $50.00 per share. The Company realized net proceeds from the offering of approximately $267.3 million. Each BONUSES unit consists of a capital security issued by New York Community Capital Trust V, a trust formed by the Company, and a warrant to purchase 2.4953 shares of the common stock of the Company (for a total of approximately 13.7 million common shares) at an effective exercise price of $20.04 per share. Each capital security has a maturity of 49 years, with a coupon, or distribution rate, of 6.00% on the $50.00 per share liquidation amount. The warrants and capital securities were non-callable for five years from the date of issuance and were not called by the Company when the five-year period passed on November 4, 2007. During 2008, 1,456 warrants were exercised and, accordingly, the Company issued 3,632 shares of common stock.

The gross proceeds of the BONUSES units totaled $275.0 million and were allocated between the capital security and the warrant comprising such units in proportion to their relative values at the time of issuance. The value assigned to the warrants was $92.4 million, and was recorded as a component of additional "paid-in capital" in the Company's consolidated financial statements. The value assigned to the capital security component was $182.6 million. The $92.4 million difference between the assigned value and the stated liquidation amount of the capital securities is treated as an original issue discount and amortized to "interest expense" over the 49-year life of the capital securities on a level-yield basis. At December 31, 2009, this discount totaled $68.2 million, reflecting the exchange offer described below.

Issuance costs related to the BONUSES units totaled $7.7 million (with $5.1 million allocated to the capital security) and were reflected in "other assets" in the Consolidated Statements of Condition. As of December 31, 2007, all such costs had been fully amortized. The portion of issuance costs allocated to the warrants totaled $2.6 million and was treated as a reduction in paid-in capital.

On July 29, 2009, the Company announced the commencement of an offer to exchange shares of its common stock for any and all of the 5,498,544 outstanding BONUSES units (the "Offer to Exchange"). All holders of BONUSES units were eligible to participate in the exchange offer. A total of 1,393,063 BONUSES units were validly tendered, not withdrawn, and accepted in the exchange offer, representing 25.3% of the 5,498,544 BONUSES units outstanding at the exchange offer's expiration date. As a result, trust preferred securities totaling $48.6 million were extinguished in August 2009. In accordance with the terms of the Offer to Exchange, the Company issued 3.4144 shares (the "Exchange Ratio") of its common stock for each BONUSES unit that was tendered, not withdrawn, and accepted. The Exchange Ratio was determined by adding (i) 2.4953 common shares to (ii) 0.9191 common shares. The latter number was determined by dividing $10.00 by $10.88, the average of the daily volume-weighted average price of the Company's common stock during the five consecutive trading days ending on August 21, 2009.

The Company issued 4.8 million shares of its common stock as a result of the Offer to Exchange, which added $39.1 million to stockholders' equity at September 30, 2009. In addition, a $5.7 million gain on debt exchange was recorded in non-interest income in the third quarter of 2009.

In addition to the trust established in connection with the issuance of the BONUSES units, the Company has eight business trusts of which it owns all of the common securities: Haven Capital Trust II, Queens County Capital Trust I, Queens Statutory Trust I, New York Community Capital Trust X, LIF Statutory Trust I, PennFed Capital Trust II, PennFed Capital Trust III, and New York Community Capital Trust XI (the "Trusts"). The Trusts were formed for the purpose of issuing Company Obligated Mandatorily Redeemable Capital Securities of Subsidiary Trusts Holding Solely Junior Subordinated Debentures (collectively, the "Capital Securities"), and are described in the table on the preceding page. Dividends on the Capital Securities are payable either quarterly or semi-annually and are deferrable, at the Company's option, for up to five years. As of December 31, 2009, all dividends were current. As each of the Capital Securities was issued, the Trusts used the offering proceeds to purchase a like amount of Junior Subordinated Deferrable Interest Debentures (the "Debentures") of the Company. The Debentures bear the same terms and interest rates as the related Capital Securities. The Company has fully and unconditionally guaranteed all of the obligations of the Trusts. Under current applicable regulatory guidelines, a portion of the Capital Securities qualifies as Tier I capital, and the remainder qualifies as Tier II capital. In the fourth quarter of 2009, the Company repurchased $7.5 million of New York Community Capital Trust XI, resulting in a $3.1 million pre-tax gain that was recorded in non-interest income.

Interest expense on junior subordinated debentures was $28.7 million, $35.1 million, and $40.3 million, respectively, for the years ended December 31, 2009, 2008, and 2007.

Senior Notes

On December 22, 2008, the Company (on a stand-alone basis) completed an offering of $90.0 million of 2.55% Fixed Rate Senior Notes, due June 22, 2012, at a price of 99.875%. Interest is payable semi-annually in arrears on June 22nd and December 22nd of each year, commencing on June 22, 2009. These notes are guaranteed by the FDIC (for an annual assessment rate of 100 basis points, which is included in interest expense over the life of the debt) under the Temporary Liquidity Guarantee Program (the "TLGP") and are backed by the full faith and credit of the United States. These notes may not be redeemed prior to their stated maturity. The senior notes issued by the Company are its direct, unconditional, unsecured, and general obligation, and rank equally with all other senior unsecured indebtedness of the Company.

On December 17, 2008, the Community Bank completed an offering of $512.0 million of 3.00% Fixed Rate Senior Notes due December 16, 2011, at a price of 99.949%. Interest is payable semi-annually in arrears on June 16th and December 16th of each year, commencing on June 16, 2009. These notes are also FDIC-guaranteed (for an annual assessment rate of 100 basis points) under the TLGP, and are backed by the full faith and credit of the United States. These notes may not be redeemed prior to their stated maturity, except if the Company becomes obligated to pay additional amounts because of changes in certain U.S. withholding tax requirements. In addition, the senior notes issued by the Community Bank are its direct, unconditional, unsecured, and general obligation, and rank equally with all other senior unsecured indebtedness of the Community Bank.

Interest expense on senior notes amounted to $24.1 million, $6.1 million, and $10.1 million in the years ended December 31, 2009, 2008, and 2007, respectively.

Preferred Stock of Subsidiaries

On April 7, 2003, the Company, through its then second-tier subsidiary, CFS Investments New Jersey, Inc., completed the sale of $60.0 million of capital securities of Richmond County Capital Corporation ("RCCC"), a wholly-owned real estate investment trust ("REIT") of the Company, in a private placement transaction. The private placement was made to "Qualified Institutional Buyers," as defined in Rule 144A of the Rules and Regulations promulgated under the Securities Act of 1933, as amended (the "33 Act"). The capital securities consisted of $10.0 million, or 100 shares, of Richmond County Capital Corporation Series B Non-Cumulative Exchangeable Fixed-Rate Preferred Stock, stated value of $100,000 per share (the "Series B Preferred Stock") and $50.0 million, or 500 shares, of Richmond County Capital Corporation Series C Non-Cumulative Exchangeable Floating-Rate Preferred Stock, stated value of $100,000 per share (the "Series C Preferred Stock"). Dividends on the Series B Preferred Stock are payable quarterly at an annual rate of 8.25% of its stated value. The Series B Preferred Stock may be redeemed by the Company on or after July 15, 2024. Dividends on the Series C Preferred Stock are payable quarterly at an annual rate equal to LIBOR plus 3.25% of its stated value. The Series C Preferred Stock may be redeemed by the Company on or after July 15, 2008. The dividend rate on the Series C Preferred Stock resets quarterly.

In the fourth quarter of 2009, RCCC repurchased 30 shares, or $3.0 million, of its previously issued Series C Non-Cumulative Exchangeable Floating-Rate Preferred Stock, resulting in the Company recording a pre-tax gain of $300,000 in non-interest income. In the fourth quarter of 2008, RCCC repurchased 155 shares, or $15.5 million, of its previously issued Series C Non-Cumulative Exchangeable Floating-Rate Preferred Stock. As a result, the Company recorded a pre-tax gain of $5.9 million in non-interest income for the three months ended December 31, 2008. In the first quarter of 2008, RCCC repurchased $8.0 million of its previously issued Series B Non-Cumulative Exchangeable Fixed-Rate Preferred Stock. As a result, the Company recorded a pre-tax gain of $926,000 in non-interest income for the three months ended March 31, 2008.

On October 27, 2003, Roslyn Real Estate Asset Corp. ("RREA"), a wholly-owned REIT of the Company that was acquired by the Company in its merger with Roslyn Bancorp, Inc. ("Roslyn"), completed the sale of $102.0 million of capital securities in a private placement transaction. The private placement was made to "Qualified Institutional Buyers," as defined in Rule 144A of the Rules and Regulations promulgated under the 33 Act. The capital securities consisted of $12.5 million, or 125 shares, of RREA Series C Non-Cumulative Exchangeable Fixed-Rate Preferred Stock, liquidation preference of $100,000 per share (the "RREA Series C Preferred Stock") and

$89.5 million, or 895 shares, of RREA Series D Non-Cumulative Exchangeable Floating-Rate Preferred Stock, liquidation preference of $100,000 per share (the "RREA Series D Preferred Stock"). Dividends on the RREA Series C Preferred Stock are payable quarterly at an annual rate of 8.95% of its stated value. The RREA Series C Preferred Stock may be redeemed by the Company on or after September 30, 2023. Dividends on the RREA Series D Preferred Stock were payable quarterly at an annual rate equal to 4.79% for the period from September 30, 2003 to, but excluding, December 31, 2003, and payable thereafter at an annual rate equal to LIBOR plus 3.65% of its stated value. The RREA Series D Preferred Stock may be redeemed by the Company on or after September 30, 2008. The dividend rate on the RREA Series D Preferred Stock resets quarterly.

In the fourth quarter of 2009, RREA repurchased 100 shares, or $10.0 million, of its previously issued RREA Series D Non-Cumulative Exchangeable Floating-Rate Preferred Stock, resulting in the Company recording a pre-tax gain of $963,000 in non-interest income. In the fourth quarter of 2008, RREA repurchased 267 shares, or $26.7 million, of its previously issued RREA Series D Non-Cumulative Exchangeable Floating-Rate Preferred Stock. As a result, the Company recorded a pre-tax gain of $10.1 million in non-interest income for the three months ended December 31, 2008. In the second quarter of 2008, RREA repurchased $11.5 million of its previously issued Series C Non-Cumulative Exchangeable Fixed-Rate Preferred Stock, and $32.5 million of its previously issued RREA Series D Non-Cumulative Exchangeable Floating-Rate Preferred Stock. As a result, the Company recorded a pre-tax gain of $1.4 million in non-interest income in the second quarter of 2008.

Dividends on preferred stock of subsidiaries are reported as interest expense and amounted to $2.9 million, $9.2 million, and $15.1 million, respectively, for the years ended December 31, 2009, 2008, and 2007.

Shelf Registration Statement

On July 3, 2008, the Company filed a Shelf Registration Statement with the SEC (the "Shelf Registration Statement"). Under the Shelf Registration Statement, the Company may periodically offer and sell an indeterminate number of the following securities, individually or in any combination, at indeterminate prices, aggregate initial offering prices, or principal amounts, as the case may be: debt securities, trust preferred securities, warrants to purchase other securities, depository shares, stock purchase contracts, stock purchase units, preferred stock, common stock, and units.

Under the Shelf Registration Statement, on November 12, 2008, the Company registered for issuance up to 13,720,518 shares of its common stock that are issuable upon the exercise of warrants constituting a part of the Company's BONUSES units issued on November 4, 2002. On August 28, 2009, the Company completed a tender offer to BONUSES unit holders pursuant to which the number of outstanding BONUSES units was reduced, in turn reducing the number of shares of common stock issuable upon the exercise of warrants to 10,244,408 shares. Additionally, on December 11, 2009, the Company issued 60,000,000 shares of its common stock under the Shelf Registration Statement at an offering price of $13.00 per share, generating gross proceeds of $780,000,000, and on December 17, 2009, issued 9,000,000 shares of its common stock under the Shelf Registration Statement at an offering price of $13.00 per share, generating gross proceeds of $117,000,000.

NOTE 9: FEDERAL, STATE, AND LOCAL TAXES

The following table summarizes the components of the Company's net deferred tax asset at December 31, 2009 and 2008:

(in thousands)	December 31, 2009	December 31, 2008
Deferred Tax Assets:		
Allowance for loan losses	$ 49,758	$ 37,373
Compensation and related benefit obligations	22,068	24,082
Acquisition accounting and fair value adjustments on securities (including OTTI)	34,342	68,431
Acquisition accounting and fair value adjustments on loans (including the FDIC loss share receivable)	--	16,454
Net operating loss and tax credit carry forwards	821	15,808
Acquisition accounting adjustments on borrowed funds	35,125	1,107
Restructuring and retirement of borrowed funds	50,781	--
Acquisition-related costs	1,771	2,293
Other	15,538	8,581
Gross deferred tax assets	210,204	174,129
Valuation allowance	--	(1,367)
Deferred tax asset after valuation allowance	210,204	172,762
Deferred Tax Liabilities:		
Amortizable intangibles	(31,552)	(23,664)
Acquisition accounting and fair value adjustments on loans (including the FDIC loss share receivable)	(17,689)	--
Premises and equipment	(12,923)	(9,644)
Prepaid pension cost	(6,578)	(1,970)
Other	(13,692)	(2,738)
Gross deferred tax liabilities	(82,434)	(38,016)
Net deferred tax asset	$ 127,770	$ 134,746

The net deferred tax asset, which is included in "other assets" in the Consolidated Statements of Condition at December 31, 2009 and 2008, represents the anticipated federal, state, and local tax benefits that are expected to be realized in future years upon the utilization of the underlying tax attributes comprising this balance.

A $1.4 million valuation allowance at December 31, 2008 that related to the potential utilization of New Jersey net operating losses and deductible temporary differences was no longer necessary at December 31, 2009. The recognition of taxable income subject to New Jersey tax in 2009 and the anticipated growth resulting from the AmTrust acquisition were factors in this determination. The Company has determined that at December 31, 2009, all deductible temporary differences are more likely than not to provide a benefit in reducing future federal, state and local tax liabilities, as applicable.

The following table summarizes the Company's income tax expense (benefit) for the years ended December 31, 2009, 2008, and 2007:

(in thousands)	December 31, 2009	2008	2007
Federal – current	$193,108	$ 4,108	$ 94,784
State and local – current	16,028	3,987	9,985
Total current	209,136	8,095	104,769
Federal – deferred	(30,482)	(8,981)	26,757
State and local – deferred	15,849	(23,204)	(8,509)
Total deferred	(14,633)	(32,185)	18,248
Total income tax expense (benefit)	$194,503	$(24,090)	$123,017

The following table presents a reconciliation of statutory federal income tax expense (benefit) to combined actual income tax expense (benefit) for the years ended December 31, 2009, 2008, and 2007:

	December 31,		
(in thousands)	2009	2008	2007
Statutory federal income tax expense at 35%	$207,602	$ 18,828	$140,735
State and local income taxes, net of federal income tax effect	20,719	(12,490)	959
Effect of tax deductibility of ESOP	(5,666)	(4,942)	(3,778)
Non-taxable income and expense of BOLI	(9,592)	(12,371)	(9,150)
Federal tax credits	(6,048)	(6,015)	(5,766)
Repurchase of shares issued by subsidiaries	(442)	(6,756)	--
Adjustments relating to prior tax years	(13,160)	116	1,114
Other, net	1,090	(460)	(1,097)
Total income tax expense (benefit)	$194,503	$(24,090)	$123,017

FASB guidance prescribes a recognition threshold and measurement attribute for use in connection with the obligation of a company to recognize, measure, present, and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. Upon adoption of this guidance, only tax positions that meet a "more likely than not" threshold at the effective date may be recognized or may continue to be recognized. The Company's adoption of this guidance on January 1, 2007 decreased its income tax liability for unrecognized tax benefits by $4.1 million through a $3.5 million reduction in goodwill and a $567,000 increase in retained earnings. After its adoption, the Company had $26.8 million of unrecognized gross tax benefits on January 1, 2007. As of December 31, 2009, the Company had $9.3 million of unrecognized gross tax benefits. Gross tax benefits do not reflect the federal tax effect associated with state tax amounts.

The total amount of net unrecognized tax benefits at December 31, 2009 that would affect the effective tax rate, if recognized, was $8.2 million. Effective January 1, 2009, any change to the balance of unrecognized tax benefits relating to the tax liabilities of pre-acquisition tax years of an acquired company is recognized as an adjustment to income tax expense rather than as an adjustment to goodwill attributed to the purchase.

Interest and penalties (if any) related to the underpayment of income taxes are classified as a component of income tax expense in the Consolidated Statements of Income and Comprehensive Income. During the years ended December 31, 2009, 2008 and 2007, the Company recognized income tax (benefit) expense attributed to interest and penalties of ($1.4 million), $200,000, and $1.0 million, respectively. Accrued interest and penalties on tax liabilities was $2.1 million at December 31, 2009 and $2.2 million at December 31, 2008.

The following table summarizes changes in the liability for unrecognized gross tax benefits:

	For the Years Ended December 31,	
(in thousands)	2009	2008
Uncertain tax positions at beginning of year	$ 24,153	$24,704
Additions for tax positions relating to current-year operations	762	--
Additions for tax positions relating to prior tax years	778	518
Subtractions for tax positions relating to prior tax years	(13,509)	--
Reductions in balance due to settlements	(2,857)	(1,069)
Uncertain tax positions at end of year	$ 9,327	$24,153

The change in the balance of liabilities for uncertain tax positions primarily relates to the settlement of income tax audits during 2009.

The Company and its acquired companies have filed tax returns in many states. The following are the more significant tax filings that are open for examination:

- Federal tax filings of the Company and certain acquired companies for the tax years 2006 through the present;
- New York State tax filings of the Company for the tax years 2007 through the present;
- New York City tax filings of the Company for the tax years 2005 through the present;

- New Jersey tax filings of the Company and certain acquired companies for tax years 2006 through the present; and
- Federal tax filings of the Company and certain acquired companies for tax years 1996, 2000, and 2001, which are otherwise closed to an assessment of tax, and remain subject to examination, with any tax adjustment limited to the denial of some or all of the amounts of tax refunds filed by the Company relating to such years.

It is reasonably possible that there will be developments within the next twelve months that will necessitate an adjustment to the balance of unrecognized tax benefits. The Company believes that the range of possible adjustments for each federal, state, and local tax position is not material.

As a savings institution, the Community Bank is subject to special provisions in the federal and New York tax laws regarding its tax bad debt reserves and, for New York purposes, its allowable tax bad debt deduction. At December 31, 2009, the Community Bank's federal, New York State, and New York City tax bad debt base-year reserves were $61.5 million, $109.5 million, and $132.4 million, respectively. Related net deferred tax liabilities of $21.5 million, $4.9 million, and $1.7 million, respectively, have not been recognized since the Community Bank does not expect that these reserves will become taxable in the foreseeable future. At December 31, 2008, the Community Bank's federal, New York State, and New York City tax bad debt base-year reserves were $61.5 million, $109.5 million, and $119.3 million, respectively. The related net deferred tax liabilities of $21.5 million, $4.9 million, and $1.6 million, respectively, were not recognized. Under the tax laws, events that would result in taxation of certain of these reserves include (1) redemptions of the Community Bank's stock or certain excess distributions by the Community Bank to the Company; and (2) failure of the Community Bank to maintain a specified qualifying assets ratio or to meet other thrift definition tests for New York tax purposes.

NOTE 10: COMMITMENTS AND CONTINGENCIES

Pledged Assets

At December 31, 2009 and 2008, respectively, the Company had pledged mortgage-related securities held to maturity with carrying values of $2.5 billion and $3.1 billion. The Company also had pledged other securities held to maturity with carrying values of $1.6 billion and $1.4 billion at the corresponding dates. In addition, the Company had pledged available-for-sale mortgage-related securities and other securities with respective carrying values of $602.2 million and $302.0 million at December 31, 2009, and $811.2 million and $78.8 million at December 31, 2008. The pledged securities primarily serve as collateral for the Company's repurchase agreements.

Loan Commitments and Letters of Credit

At December 31, 2009 and 2008, the Company had commitments to originate loans, including unadvanced lines of credit, of approximately $1.4 billion and $1.0 billion, respectively. The majority of the outstanding loan commitments at December 31, 2009 and 2008 had adjustable interest rates, and were expected to close within 90 days of the respective dates.

The following table sets forth the Company's off-balance-sheet commitments relating to outstanding loan commitments and letters of credit at December 31, 2009:

(in thousands)	
Mortgage Loan Commitments:	
Multi-family	$ 232,093
Commercial real estate	50,311
Acquisition, development, and construction	173,091
One- to four-family held for sale	474,411
Total mortgage loan commitments	$ 929,906
Other loan commitments	517,601
Total loan commitments	$1,447,507
Commercial, performance, and financial stand-by letters of credit	47,976
Total commitments	$1,495,483

Lease and License Commitments

At December 31, 2009, the Company was obligated under various non-cancelable operating lease and license agreements with renewal options on properties used primarily for branch operations. The Company currently expects to renew such agreements upon their expiration in the normal course of business. The agreements contain periodic escalation clauses that provide for increases in the annual rent, commencing at various times during the lives of the agreements, which are primarily based on increases in real estate taxes and cost-of-living indices.

The projected minimum annual rental commitments under these agreements, exclusive of taxes and other charges, are summarized as follows:

(in thousands)	
2010	$ 27,889
2011	25,847
2012	23,902
2013	20,775
2014	18,061
2015 and thereafter	71,654
Total minimum future rentals	$188,128

The Company did not immediately acquire or lease the real estate, banking facilities, furniture, fixtures, or equipment of AmTrust as part of the Purchase and Assumption Agreement. However, the Community Bank has the option to purchase or lease these items from the FDIC. The terms of these options expire 170 days after December 4, 2009, unless extended by the FDIC. The minimum annual rental commitments for the AmTrust leases are included in the above table.

The rental expense under these leases is included in "occupancy and equipment expense" in the Consolidated Statements of Income and Comprehensive Income, and amounted to approximately $26.3 million, $26.1 million, and $22.9 million in the years ended December 31, 2009, 2008, and 2007, respectively. Rental income on bank-owned properties, netted in occupancy and equipment expense, was approximately $2.6 million, $2.4 million, and $2.7 million in the corresponding periods. Minimum future rental income under non-cancelable sublease agreements aggregated $604,000 at December 31, 2009.

Financial Guarantees

The Company provides guarantees and indemnifications to its customers to enable them to complete a wide variety of business transactions and to enhance their credit standings. These guarantees are recorded at their respective fair values in "other liabilities" in the Consolidated Statements of Condition. The Company deems the fair value of the guarantees to equal the consideration received.

The following table summarizes the Company's guarantees and indemnifications at December 31, 2009:

(in thousands)	Expires Within One Year	Expires After One Year	Total Outstanding Amount	Maximum Potential Amount of Future Payments
Financial stand-by letters of credit	$22,884	$ 336	$23,220	$23,220
Performance stand-by letters of credit	5,788	6,768	12,556	12,556
Commercial letters of credit	12,200	--	12,200	12,200
Loans with recourse	--	160	160	160
	$40,872	$7,264	$48,136	$48,136

The maximum potential amount of future payments represents the notional amounts that could be funded and lost under the guarantees and indemnifications if there were a total default by the guaranteed parties or indemnification provisions were triggered as applicable, without consideration of possible recoveries under recourse provisions or from collateral held or pledged.

The Company collects a fee upon the issuance of letters of credit. These fees are initially recorded by the Company as a liability and are recognized as income at the expiration date of the respective guarantees. In addition, the Company requires adequate collateral, typically in the form of real property or personal guarantees, upon its issuance of performance, financial stand-by, and commercial letters of credit. In the event that a borrower defaults, loans with recourse or indemnification obligate the Company to purchase loans that the Company has sold or otherwise transferred to a third party. Also outstanding at December 31, 2009 were $194,000 of bankers' acceptances.

In October 2007, Visa, U.S.A., a subsidiary of Visa, Inc. ("Visa") completed a reorganization in contemplation of its initial public offering, which was subsequently completed in March 2008. As part of that reorganization, the Community Bank and the former Synergy Bank, along with many other banks across the nation, received shares of common stock of Visa. In accordance with GAAP, the Company did not recognize any value for this common stock ownership interest.

Visa claims that all Visa, U.S.A. member banks are obligated to share with it in losses stemming from certain litigation against it and certain other named member banks (the "Covered Litigation"). Visa set aside a portion of the proceeds from its initial public offering in an escrow account to fund any judgments or settlements that may arise from the Covered Litigation, and reduced the amount of shares allocated to the Visa U.S.A. member banks by amounts necessary to cover such liability. Nevertheless, Visa U.S.A. member banks were required to record a liability for the fair value of their related contingent obligation to Visa U.S.A., based on the percentage of their membership interest. The Company established a $1.0 million liability in 2007 based on its best estimate of the combined membership interest of the Community Bank and the former Synergy Bank with regard to both settled and pending litigation in which Visa is involved.

In connection with its initial public offering, Visa required the mandatory redemption of shares received by the member banks. Accordingly, the Company recorded a $1.1 million Visa-related gain in the first quarter of 2008. In addition, the Company reversed $500,000 of the $1.0 million Visa litigation charge that was recorded in the fourth quarter of 2007. The remaining $500,000 will be used to fund any future litigation relating to Visa. Depending on the outcome of the Covered Litigation, the Company could incur an increase or a reduction in the value of its membership interest in Visa, the amount of which is not expected to be material.

Derivative Financial Instruments

The Company uses various financial instruments, including derivatives, in connection with strategies to reduce price risk resulting from changes in interest rates. The Company's derivative financial instruments consist of financial forward and futures contracts, interest rate lock commitments, swaps, and options, and relate to mortgage banking operations, MSRs, and other risk management activities. These derivatives seek to mitigate or reduce the Company's exposure to losses from adverse changes in interest rates. These activities will vary in scope based on the level and volatility of interest rates, the type of assets held, and other changing market conditions. The Company held derivative financial instruments with notional values of $1.4 billion at December 31, 2009.

Legal Proceedings

The Company is involved in various legal actions arising in the ordinary course of its business. All such actions, in the aggregate, involve amounts that are believed by management to be immaterial to the financial condition and results of operations of the Company.

NOTE 11: INTANGIBLE ASSETS

Goodwill

Goodwill is presumed to have an indefinite useful life and is tested for impairment, rather than amortized, at the reporting unit level, at least once a year. The changes in the carrying amount of goodwill for the years ended December 31, 2009 and 2008 are as follows:

(in thousands)	December 31, 2009	December 31, 2008
Balance at beginning of year	$2,436,401	$2,437,404
Acquisition accounting adjustments	--	(1,003)
Balance at end of year	$2,436,401	$2,436,401

CDI and Other Intangible Assets

As previously noted, the Company has CDI stemming from its various business combinations with other banks and thrifts. CDI is a measure of the value of checking and savings deposits acquired in a business combination. The fair value of the CDI stemming from any given business combination is based on the present value of the expected cost savings attributable to the core deposit funding, relative to an alternative source of funding. CDI is amortized over the estimated useful lives of the existing deposit relationships acquired, but does not exceed 10 years. The Company evaluates such identifiable intangibles for impairment when an indication of impairment exists. No impairment charges were required to be recorded in 2009, 2008, or 2007. If an impairment loss is determined to exist in the future, the loss will be reflected as an expense in the Consolidated Statement of Income and Comprehensive Income for the period in which such impairment is identified.

The Company also had MSRs of $10.6 million at December 31, 2009. MSRs are included, together with other identifiable intangible assets, in "other assets" in the Consolidated Statements of Condition at December 31, 2009 and 2008. The Company has two classes of MSRs for which it separately manages the economic risk: residential and securitized. Residential MSRs are carried at fair value with changes in fair value recorded as a component of non-interest income each period. The Company uses various derivative instruments to mitigate the income statement-effect of changes in fair value, due to changes in valuation inputs and assumptions, of its residential MSRs. MSRs do not trade in an active, open market with readily observable prices. Accordingly, the Company utilizes a valuation model that calculates the present value of estimated future cash flows. The model incorporates various assumptions including estimates of prepayment speeds, discount rates, refinance rates, servicing costs, and ancillary income. The Company reassesses and periodically adjusts the underlying inputs and assumptions in the model to reflect market conditions and assumptions that a market participant would consider in valuing the MSR asset. The value of MSRs is significantly affected by mortgage interest rates available in the marketplace, which influence mortgage loan prepayment speeds. In general, during periods of declining interest rates, the value of MSRs declines due to increasing prepayments attributable to increased mortgage-refinance activity. Conversely, during periods of rising interest rates, the value of MSRs generally increases due to reduced mortgage refinance activity.

Securitized MSRs are carried at the lower of the initial carrying value, adjusted for amortization, or fair value, and are amortized in proportion to, and over the period of, estimated net servicing income. MSRs are periodically evaluated for impairment based on the difference between the carrying amount and current fair value. If it is determined that impairment exists, the resultant loss is charged against earnings.

The following table sets forth the changes in residential and securitized MSRs for the years ended December 31, 2009 and 2008:

(in thousands)	December 31, 2009	December 31, 2008
Carrying value, beginning of year	$ 3,568	$ 5,438
Additions recorded in loan securitizations	--	502
Additions recorded at fair value in the AmTrust acquisition	8,617	--
Impairment losses	--	(463)
Amortization	(1,603)	(1,909)
Carrying value, end of year	$10,582	$ 3,568

The following table summarizes the gross carrying and accumulated amortization amounts of the Company's CDI and other intangible assets as of December 31, 2009:

(in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Core deposit intangibles	$231,128	$(125,364)	$105,764
Mortgage servicing rights	19,795	(9,213)	10,582
Other identifiable intangible assets	1,325	(1,288)	37
Total	$252,248	$(135,865)	$116,383

For the year ended December 31, 2009, amortization expenses related to CDI and to other identifiable intangibles totaled $22.8 million and $88,000, respectively. The Company assessed the useful lives of its intangible assets at December 31, 2009 and deemed them to be appropriate. There were no impairment losses recorded for the years ended December 31, 2009, 2008, or 2007.

The following table summarizes the estimated future expense stemming from the amortization of the Company's CDI, MSRs, and other identifiable intangible assets:

(in thousands)	Core Deposit Intangibles	Mortgage Servicing Rights	Other Identifiable Intangible Assets	Total
2010	$ 30,658	$ 773	$37	$ 31,468
2011	25,344	596	--	25,940
2012	19,038	403	--	19,441
2013	15,291	161	--	15,452
2014	7,922	32	--	7,954
2015 and thereafter	7,511	--	--	7,511
Total remaining intangible assets	$105,764	$1,965	$37	$107,766

NOTE 12: EMPLOYEE BENEFITS

Retirement Plans

On April 1, 2002, three separate pension plans for employees of the former Queens County Savings Bank, the former CFS Bank, and the former Richmond County Savings Bank were merged together and renamed the "New York Community Bancorp Retirement Plan" (the "New York Community Plan"). The pension plan for employees of the former Roslyn Savings Bank was merged into the New York Community Plan on September 30, 2004. The pension plan for employees of the former Atlantic Bank of New York ("Atlantic Bank") was merged into the New York Community Plan on March 31, 2008. The New York Community Plan and the former Atlantic Bank Retirement Plan (collectively, the "Plans") are presented on a consolidated basis for 2007 in the disclosures that follow, unless otherwise noted. The New York Community Plan covers substantially all employees who had attained minimum age, service, and employment status requirements prior to the date when the individual plans were frozen by the banks of origin. Once frozen, the plans ceased to accrue additional benefits, service, and compensation factors, and became closed to employees who would otherwise have met eligibility requirements after the "freeze" date. In connection with the acquisition of Atlantic Bank, the Company froze the Atlantic Bank Retirement Plan (the "Atlantic Plan") on April 28, 2006. All plans are subject to the provisions of ERISA.

The following tables set forth certain information regarding the New York Community Plan, based on the measurement date indicated:

(in thousands)	December 31, 2009	December 31, 2008
Change in Benefit Obligation:		
Benefit obligation at beginning of year	$109,705	$106,000
Adjustment for measurement date change	--	1,604
Interest cost	6,444	6,414
Actuarial gain	1,365	4,158
Annuity payments	(5,743)	(7,088)
Settlements	(3,072)	(1,383)
Benefit obligation at end of year	$108,699	$109,705
Change in Plan Assets:		
Fair value of assets at beginning of year	$117,847	$134,439
Actual return (loss) on plan assets	21,881	(47,281)
Contributions	--	39,160
Annuity payments	(5,743)	(7,088)
Settlements	(3,072)	(1,383)
Fair value of assets at end of year	$130,913	$117,847
Funded status (included in other assets)	$22,214	$8,142
Changes recognized in other comprehensive income for the year ended December 31:		
Adjustment for measurement date change	$ --	$ (100)
Amortization of prior service cost	(202)	(202)
Amortization of actuarial gain	(6,983)	(196)
Net actuarial (gain) loss arising during the year	(10,213)	69,357
Total recognized in other comprehensive loss (income) for the year (pre-tax)	$(17,398)	$68,859
Accumulated other comprehensive loss (pre-tax) not yet recognized in net periodic benefit cost at December 31:		
Prior service cost	$ 196	$ 398
Actuarial loss, net	61,970	79,166
Total accumulated other comprehensive loss (pre-tax)	$62,166	$79,564

In 2010, an estimated $5.1 million of unrecognized net actuarial loss and $196,000 of prior service cost for the defined benefit pension plan will be amortized from accumulated other comprehensive loss into net periodic benefit cost. The comparable amounts recognized as net periodic benefit cost in 2009 were $7.0 million and $202,000, respectively. The discount rates used to determine the benefit obligation at December 31, 2009 and 2008 were 5.8% and 6.1%, respectively.

The discount rate reflects rates at which the benefit obligation could be effectively settled. To determine this rate, the Company considers rates of return on high-quality fixed-income investments that are currently available and are expected to be available during the period until payment of the pension benefits. The expected future payments are discounted based on a portfolio of high-quality rated bonds (AA or better) for which the Company relies on the Citigroup Pension Liability Index, which is developed from the Citigroup Pension Discount Curve published as of the measurement date.

The components of net periodic pension expense (credit) were as follows for the years indicated:

(in thousands)	Years Ended December 31, 2009	2008	2007
Components of Net Periodic Pension Expense (Credit):			
Interest cost	$ 6,444	$ 6,414	$ 6,340
Expected return on plan assets	(10,303)	(14,845)	(10,323)
Amortization of prior service cost	202	202	202
Amortization of unrecognized actuarial loss	6,983	196	1,011
Net periodic pension expense (credit)	$ 3,326	$ (8,033)	$ (2,770)

The following table indicates the weighted average assumptions used in determining the net periodic benefit cost for the years indicated:

	Years Ended December 31, 2009	2008	2007
Discount rate	6.1%	6.3%	5.9%
Expected rate of return on plan assets	9.0	9.0	8.6

New York Community Plan assets are invested in diversified investment funds of the RSI Retirement Trust (the "Trust"), a private placement fund, and in the Company's common stock. At December 31, 2009 and 2008, the amounts of New York Community Plan assets invested in the Company's common stock were $17.1 million and $11.5 million, respectively. The Trust has been given discretion by the Plan Sponsor to determine the appropriate strategic asset allocation versus plan liabilities, as governed by the Trust's Statement of Investment Objectives and Guidelines (the "Guidelines"). The investment funds include a series of equity and bond mutual funds or commingled trust funds, each with its own investment objectives, strategies, and risks, as detailed in the Guidelines.

The long-term investment objectives are to maintain plan assets at a level that will sufficiently cover long-term obligations and to generate a return on plan assets that will meet or exceed the rate at which long-term obligations will grow. A broadly diversified combination of equity and fixed income portfolios and various risk management techniques are used to help achieve these objectives. At December 31, 2009, 66% of the Plan assets were invested in equity securities (equity mutual funds) and 34% in debt securities (bond mutual funds).

In addition, significant consideration is paid to the Plan's funding levels when determining the overall asset allocation. If the New York Community Plan is considered to be well funded, approximately 65% of its assets is allocated to equities and approximately 35% is allocated to fixed income. If the New York Community Plan does not satisfy the criteria for a well funded plan, approximately 50% of the Plan's assets is allocated to equities and approximately 50% is allocated to fixed income. Asset rebalancing is scheduled when the investment mix varies more than 10% in either direction from the target (i.e., within a 20% range).

The investment goal of the New York Community Plan is to achieve investment results that will contribute to the proper funding of the pension plan by exceeding the rate of inflation over the long-term. In addition, investment managers for the Trust are expected to provide above-average performance when compared to their peers. Performance volatility is monitored, and risk and volatility are further managed by the distinct investment objectives of each of the Trust funds and by the diversification within each fund.

The following table presents information regarding investments held by the New York Community Plan as of December 31, 2009:

(in thousands)	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds – Equity:				
Large-cap core[1]	$ 9,694	$ 9,694	$ --	$--
Small-cap core[2]	10,900	10,900	--	--
Common/Collective Trusts – Equity:				
Large-cap core[3]	10,602	--	10,602	--
Large-cap value[4]	5,416	--	5,416	--
Large-cap growth[5]	15,513	--	15,513	--
International core[6]	16,566	--	16,566	--
Common/Collective Trusts – Fixed Income:				
Market duration fixed[7]	44,848	--	44,848	--
Equity Securities:				
Company common stock	17,374	17,374	--	--
	$130,913	$37,968	$92,945	$--

(1) *This category contains large-cap stocks with above-average yields. The portfolio typically holds between 60 and 70 stocks.*
(2) *This category contains stocks whose sector weightings are maintained within a narrow band around those of the Russell 2000 Index. The portfolio will typically hold more than 150 stocks.*
(3) *This fund tracks the performance of the S&P 500 Index by purchasing the securities represented in the Index in approximately the same weightings as the Index.*
(4) *This category consists of investments whose sector and industry exposures are maintained within a narrow band around the Russell 1000 Index. The portfolio holds approximately 150 stocks.*
(5) *This category consists of a portfolio of between 45 and 65 stocks that typically overweight technology and health care.*
(6) *This category consists of a broadly diversified portfolio of non-U.S. domiciled stocks. The portfolio will typically hold more than 200 stocks, with 0%-35% invested in emerging markets securities.*
(7) *This category consists of an index fund that tracks the Barclays U.S. Aggregate Bond Index. The fund invests in Treasury, agency, corporate, mortgage-backed, and asset-backed securities.*

Current Asset Allocation

The weighted average asset allocations for the New York Community Plan as of December 31, 2009 and 2008, were as follows:

	At December 31,	
	2009	2008
Equity securities	66%	60%
Debt securities	34	40
Total	100%	100%

Determination of Long-term Rate of Return

The long-term rate of return on assets assumption was set based on historical returns earned by equities and fixed income securities, and adjusted to reflect expectations of future returns as applied to the New York Community Plan's target allocation of asset classes. Equities and fixed income securities were assumed to earn real rates of return in the ranges of 5% to 9% and 2% to 6%, respectively. The long-term inflation rate was estimated to be 3%. When these overall return expectations are applied to the New York Community Plan's target allocation, the result is an expected rate of return of 7% to 11%.

Expected Contributions

The Company currently does not expect to contribute to the New York Community Plan in 2010.

Expected Future Annuity Payments

The following annuity payments, which reflect expected future service, as appropriate, are expected to be paid by the New York Community Plan during the years indicated:

(in thousands)	
2010	$ 7,076
2011	7,953
2012	7,212
2013	7,236
2014	7,313
2015-2019	35,651
Total	$72,441

Qualified Savings Plan

The Company maintains a defined contribution qualified savings plan (the "New York Community Bank Employee Savings Plan") in which all full-time employees are able to participate after one year of service and having attained age 21. No matching contributions have been made by the Company to this plan since 1993.

Deferred Compensation Plan

The Company maintains an unfunded deferred compensation plan for former directors of the Company. The unfunded balances are reflected in "other liabilities" in the Company's Consolidated Statements of Condition and amounted to $213,000 and $209,000 at December 31, 2009 and 2008, respectively.

Post-Retirement Health and Welfare Benefits

The Company offers certain post-retirement benefits, including medical, dental, and life insurance, to retired employees, depending on age and years of service at the time of retirement (the "Health & Welfare Plan"). The costs of such benefits are accrued during the years that an employee renders the necessary service.

The following tables set forth certain information regarding the Health & Welfare Plan based on the measurement dates indicated:

(in thousands)	December 31, 2009	December 31, 2008
Change in Benefit Obligation:		
Benefit obligation at beginning of year	$ 16,501	$ 16,151
Service cost	4	8
Interest cost	910	936
Adjustment for measurement date change	--	235
Actuarial loss	139	2,367
Premiums/claims paid	(1,788)	(3,196)
Benefit obligation at end of year	$ 15,766	$ 16,501
Change in Plan Assets:		
Fair value of assets at beginning of year	$ --	$ --
Employer contribution	1,788	3,196
Premiums/claims paid	(1,788)	(3,196)
Fair value of assets at end of year	$ --	$ --
Funded status (included in other liabilities)	$(15,766)	$(16,501)
Changes recognized in other comprehensive income for the year ended December 31:		
Adjustment for measurement date change	$ --	$ 28
Amortization of prior service cost	249	249
Amortization of actuarial gain	(303)	(137)
Net loss arising during the year	139	2,367
Total recognized in other comprehensive loss (income) for the year (pre-tax)	$ 85	$ 2,507
Accumulated other comprehensive loss (pre-tax) not yet recognized in net periodic benefit cost at December 31:		
Prior service cost	$(3,027)	$(3,277)
Actuarial loss (net)	5,626	5,791
Total accumulated other comprehensive loss (pre-tax)	$ 2,599	$ 2,514

At December 31, 2009 and 2008, the discount rates were 5.3% and 5.9%, respectively.

The estimated net actuarial loss (gain) and the prior service liability that will be amortized from accumulated other comprehensive loss into net periodic benefit cost over the next fiscal year amount to $313,000 and $249,000, respectively.

The following table indicates the components of net periodic benefit cost for the years indicated:

(in thousands)	Years Ended December 31, 2009	2008	2007
Components of Net Periodic Benefit Cost:			
Service cost	$ 4	$ 8	$ 9
Interest cost	910	936	1,139
Amortization of prior service cost	(249)	(249)	42
Amortization of unrecognized actuarial loss	303	137	117
Net periodic benefit cost	$ 968	$ 832	$1,307

The following table indicates the weighted average assumptions used in determining the net periodic benefit cost for the years indicated:

	Years Ended December 31,		
	2009	2008	2007
Discount rate	5.9%	6.1%	5.9%
Current medical trend rate	9.0	7.8	9.0
Ultimate trend rate	5.0	3.8	3.8
Year when rate will reach ultimate	2013	2012	2012

Had the assumed medical trend rate at December 31, 2009 increased by 1% in each future year, the accumulated post-retirement benefit obligation at that date would have increased by $31,000; the aggregate of the benefits earned and the interest components of 2009 net post-retirement benefit cost would have increased by $1,000. Had the assumed medical trend rate decreased by 1% in each future year, the accumulated post-retirement benefit obligation at December 31, 2009 would have declined by $35,000; the aggregate of the benefits earned and the interest components of 2009 net post-retirement benefit cost would have declined by $1,000.

Investment Policies and Strategies

The Health & Welfare Plan is an unfunded non-qualified pension plan and is not expected to hold assets for investment at any time. Any contributions made to the Health & Welfare Plan will be used to immediately pay plan premiums and claims as they come due.

Expected Contributions

The Company expects to contribute $1.7 million to the Health & Welfare Plan to pay premiums and claims for the fiscal year ending December 31, 2010.

Expected Future Payments for Premiums and Claims

The following amounts are expected to be paid for premiums and claims during the years indicated under the Health & Welfare Plan:

(in thousands)	
2010	$ 1,715
2011	1,726
2012	1,613
2013	1,411
2014	1,352
2015-2019	5,773
Total	$13,590

NOTE 13: STOCK-RELATED BENEFIT PLANS

New York Community Bank Employee Stock Ownership Plan

At the time of the Community Bank's conversion to stock form, the Company loaned $19.4 million to the New York Community Bank Employee Stock Ownership Plan (the "ESOP") to purchase 18,583,440 shares of the Company's common stock. In the second quarter of 2002, the Company loaned an additional $14.8 million to the ESOP for the purchase of 906,667 shares of the common stock that were sold in a secondary offering on May 14, 2002. In 2002, the two loans were consolidated into a single loan which is being repaid at a fixed interest rate of 4.75% over a period of time not to exceed 30 years.

The Community Bank is obligated to repay the loan by making periodic contributions. The obligation to make such contributions is reduced to the extent of any investment earnings realized on such contributions and any dividends paid on shares held in the unallocated ESOP share account. At December 31, 2009 and 2008, the loan had outstanding balances of $886,000 and $1.8 million, respectively.

As the loan is repaid, shares are released from a suspense account and allocated among participants on the basis of compensation, as described in the ESOP, in the year of allocation. The Community Bank made no contributions to the ESOP during 2009, 2008, or 2007. The dividends and investment income on ESOP shares that were used for debt service in 2009, 2008, and 2007 amounted to approximately $632,000, $1.0 million, and $1.5 million, respectively.

All full-time employees who have attained 21 years of age and who have completed twelve consecutive months of credited service are eligible to participate in the ESOP, with benefits vesting on a seven-year basis, starting with 20% in the third year of employment and continuing in 20% increments in each successive year. Benefits are payable upon death, retirement, disability, or separation from service, and may be paid in stock. However, in the event of a change in control, as defined in the ESOP, any unvested portion of benefits shall vest immediately.

In 2009, 2008, and 2007, the Company allocated 332,055; 346,497; and 482,764 shares, respectively, to participants in the ESOP. At December 31, 2009, a total of 14,612,053 shares were held in the ESOP, including 299,248 shares with a market value of $4.3 million that were still available for future allocation. The Community Bank recognizes compensation expense for the ESOP based on the average market price of the Company's common stock during the year in which the allocation is made. For the years ended December 31, 2009, 2008, and 2007, the Company recorded ESOP-related compensation expense of $3.8 million, $5.8 million, and $8.6 million, respectively. Included in the 2007 amount was a special merger-related ESOP allocation expense of $2.2 million.

Supplemental Executive Retirement Plan

In 1993, the Community Bank also established a Supplemental Executive Retirement Plan ("SERP"), which provided additional unfunded, non-qualified benefits to certain participants in the ESOP in the form of Company common stock. The SERP was frozen in 1999. At both December 31, 2009 and 2008, the SERP maintained $3.1 million of trust-held assets, based upon the cost of said assets. Trust-held assets, consisting entirely of Company common stock, amounted to 1,114,983 and 1,018,939 shares at December 31, 2009 and 2008, respectively. The cost of these shares is reflected as a reduction of paid-in capital in excess of par in the Consolidated Statements of Condition. The Company recorded no SERP-related compensation expense in 2009, 2008, or 2007.

Stock Incentive and Stock Option Plans

At December 31, 2009, the Company had 5,053,058 shares available for grant as options, restricted stock, or other forms of related rights under the New York Community Bancorp, Inc. 2006 Stock Incentive Plan (the "2006 Stock Incentive Plan"), which was approved by the Company's shareholders at its Annual Meeting on June 7, 2006. During 2009, 2008, and 2007, 1,352,000; 1,945,400; and 732,991 shares of restricted stock were granted under the 2006 Stock Incentive Plan, with average fair values of $13.05, $14.32, and $17.69 per share on the respective grant dates. The shares of restricted stock that were granted in 2009 vest over a period of five years. Compensation cost related to the restricted stock grants is recognized on a straight-line basis over the vesting period, and totaled $9.5 million, $7.9 million, and $3.7 million for the years ended December 31, 2009, 2008, and 2007, respectively.

A summary of activity with regard to restricted stock awards in the year ended December 31, 2009 is presented in the following table:

	For the Year Ended December 31, 2009	
	Number of Shares	Weighted Average Grant Date Fair Value
Unvested at beginning of year	2,346,345	$14.95
Granted	1,352,000	13.05
Vested	(647,122)	15.73
Cancelled	(50,399)	13.48
Unvested at end of year	3,000,824	13.95

As of December 31, 2009, unrecognized compensation cost relating to unvested restricted stock totaled $36.2 million. This amount will be recognized over a remaining weighted average period of 3.9 years.

In addition, the Company had eleven stock option plans at December 31, 2008: the 1993 and 1997 New York Community Bancorp, Inc. Stock Option Plans; the 1993 and 1996 Haven Bancorp, Inc. Stock Option Plans; the 1998 Richmond County Financial Corp. Stock Compensation Plan; the T R Financial Corp. 1993 Incentive Stock Option Plan; the Roslyn Bancorp, Inc. 1997 and 2001 Stock-based Incentive Plans; the 1998 Long Island Financial Corp. Stock Option Plan; and the 2003 and 2004 Synergy Financial Group Stock Option Plans (all eleven plans collectively referred to as the "Stock Option Plans"). All stock options granted under the Stock Option Plans expire ten years from the date of grant.

The Company uses the modified prospective approach to recognize compensation costs related to share-based payments at fair value on the date of grant, and recognizes such costs in the financial statements over the vesting period during which the employee provides service in exchange for the award. As there were no unvested options at any time during 2009, 2008, or 2007, the Company did not record any compensation and benefits expense relating to stock options during these years.

Currently, the Company issues new shares of common stock to satisfy the exercise of options. The Company may also use common stock held in Treasury to satisfy the exercise of options. In such event, the difference between the average cost of Treasury shares and the exercise price is recorded as an adjustment to retained earnings or paid-in capital on the date of exercise. At December 31, 2009, 2008, and 2007, respectively, there were 13,037,564; 13,702,712; and 15,763,696 stock options outstanding. The number of shares available for future issuance under the Stock Option Plans was 11,151 at December 31, 2009.

The status of the Stock Option Plans at December 31, 2009 and changes that occurred during the year ended at that date are summarized below:

	For the Year Ended December 31, 2009	
	Number of Stock Options	Weighted Average Exercise Price
Stock options outstanding, beginning of year	13,702,712	$15.50
Exercised	(44,960)	6.54
Forfeited	(620,188)	14.95
Stock options outstanding, end of year	13,037,564	15.56
Options exercisable at year-end	13,037,564	15.56

The intrinsic value of stock options outstanding and exercisable at December 31, 2009 was $6.7 million. The intrinsic values of options exercised during the years ended December 31, 2009, 2008, and 2007 were $309,000, $14.1 million, and $9.1 million, respectively.

NOTE 14: FAIR VALUE MEASUREMENTS

In 2008, the FASB issued a standard that, among other things, defined fair value, established a consistent framework for measuring fair value, and expanded disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. The standard clarified that fair value is an "exit" price, representing the amount that would be received when selling an asset, or paid when transferring a liability, in an orderly transaction between market participants. Fair value is thus a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the standard established a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

- Level 1 – Inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.
- Level 2 – Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.
- Level 3 – Inputs to the valuation methodology are significant unobservable inputs that reflect a company's own assumptions about the assumptions that market participants use in pricing an asset or liability.

A financial instrument's categorization within this valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

The following tables present assets and liabilities that were measured at fair value on a recurring basis as of December 31, 2009 and 2008, and that were included in the Company's Consolidated Statement of Condition at that date:

	Fair Value Measurements at December 31, 2009 Using				
(in thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Netting Adjustments[(1)]	Total Fair Value
Mortgage-related Securities Available for Sale:					
GSE certificates	$ --	$271,808	$ --	$ --	$ 271,808
GSE CMOs	--	416,783	--	--	416,783
Private label CMOs	--	85,614	--	--	85,614
Total mortgage-related securities	--	774,205	--	--	774,205
Other Securities Available for Sale:					
GSE debentures	--	30,190	--	--	30,190
Corporate bonds	--	4,901	--	--	4,901
U. S. Treasury obligations	606,451	--	--	--	606,451
State, county, and municipal	--	6,159	--	--	6,159
Capital trust notes	--	15,273	23,565	--	38,838
Preferred stock	--	13,567	7,667	--	21,234
Common stock	36,668	--	--	--	36,668
Total other securities	643,119	70,090	31,232	--	744,441
Total securities available for sale	$ 643,119	$844,295	$31,232	$ --	$1,518,646
Other Assets:					
Loans held for sale	$ --	$351,322	$ --	$ --	$ 351,322
Mortgage servicing rights	--	--	8,617	--	8,617
Derivative assets	48	20,416	32	(2,243)	18,253
Liabilities:					
Derivative liabilities	$ (344)	$ --	$ --	$ 83	$ (261)

(1) Amounts represent the impact of legally enforceable master netting agreements that allow the Company to settle positive and negative positions with the same counterparties.

	Fair Value Measurements at December 31, 2008 Using			
(in thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Mortgage-related Securities Available for Sale:				
GSE certificates	$ --	$185,292	$ --	$ 185,292
GSE CMOs	--	528,962	--	528,962
Private label CMOs	--	119,430	--	119,430
Total mortgage-related securities	--	833,684	--	833,684
Other Securities Available for Sale:				
GSE debentures	--	61,959	--	61,959
Corporate bonds	--	9,298	9,452	18,750
State, county, and municipal	--	6,141	--	6,141
Capital trust notes	--	24,728	5,138	29,866
Preferred stock	--	17,540	--	17,540
Common stock	42,562	--	--	42,562
Total other securities	42,562	119,666	14,590	176,818
Total securities available for sale	$42,562	$953,350	$14,590	$1,010,502

The Company reviews and updates the fair value hierarchy classifications for its assets on a quarterly basis. Changes from one quarter to the next that are related to the observability of inputs to a fair value measurement may result in a reclassification from one hierarchy level to another.

A description of the methods and significant assumptions utilized in estimating the fair value of available-for-sale securities follows:

Where quoted prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. Level 1 securities include highly liquid government securities and exchange-traded securities.

If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. These pricing models primarily use market-based or independently sourced market parameters as inputs, including, but not limited to, yield curves, interest rates, equity or debt prices, and credit spreads. In addition to observable market information, models incorporate transaction details such as maturity and cash flow assumptions. Securities valued in this manner would generally be classified within Level 2 of the valuation hierarchy and primarily include such instruments as mortgage-related securities and corporate debt.

In certain cases where there is limited activity or less transparency around inputs to the valuation, securities are classified within Level 3 of the valuation hierarchy. In valuing collateralized debt obligations ("CDOs") (which include pooled trust preferred securities and income notes) and certain single-issue capital trust notes, both of which are classified within Level 3, the determination of fair value may require benchmarking to similar instruments or analyzing default and recovery rates. Therefore, CDOs and certain single-issue capital trust notes are valued using a model based on the specific collateral composition and cash flow structure of the securities. Key inputs to the model consist of market spread data for each credit rating, collateral type, and other relevant contractual features. In instances where quoted price information is available, that price is considered when arriving at the security's fair value. Where there is limited activity or less transparency around the inputs to the valuation of preferred stock, the valuation is based on a discounted cash flow model.

MSRs do not trade in an active market with readily observable prices. Accordingly, the Company utilizes a valuation model that calculates the present value of estimated future cash flows. The model incorporates various assumptions including estimates of prepayment speeds, discount rates, refinance rates, servicing costs, and ancillary income. The Company reassesses and periodically adjusts the underlying inputs and assumptions in the model to reflect market conditions and assumptions that a market participant would consider in valuing the MSR asset. MSR fair value measurements use significant unobservable inputs and, accordingly, are classified as Level 3.

For interest rate lock commitments for residential mortgage loans that the Company intends to sell, the fair value is based on internally developed models. The key model inputs primarily include the sum of the value of the forward commitment based on the loan's expected settlement date, the value of MSRs arrived at by an independent mortgage servicing rights broker, government agency price adjustment factors, and historical interest rate lock commitment fall-out factors. Accordingly, such derivatives are classified as Level 3.

While the Company believes its valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair values of certain financial instruments could result in different estimates of fair values at the reporting date.

Changes in Level 3 Fair Value Measurements

The tables below include a rollforward of the balance sheet amounts for the years ended December 31, 2009 and 2008 (including the change in fair value) for financial instruments classified in Level 3 of the valuation hierarchy.

		Total Realized/Unrealized Gains/(Losses) Recorded in					
(in thousands)	Fair Value January 1, 2009	Income	Comprehensive Income	Purchases, Issuances, and Settlements, Net	Transfers into Level 3	Fair Value Dec. 31, 2009	Change in Unrealized Gains and (Losses) Related to Instruments Held at Dec. 31, 2009
Available-for-Sale Debt Securities:							
Capital securities and preferred stock	$14,590	$(4,420)	$11,792	$ (766)	$10,036	$31,232	$12,790
Mortgage servicing rights	--	--	--	8,617	--	8,617	--
Derivatives, net	--	--	--	32	--	32	32

		Total Realized/Unrealized Gains/(Losses) Recorded in					
(in thousands)	Fair Value January 1, 2008	Income	Comprehensive Income	Purchases, Issuances, and Settlements, Net	Transfers in/out of Level 3	Fair Value Dec. 31, 2008	Change in Unrealized Gains and (Losses) Related to Instruments Held at Dec. 31, 2008
Available-for-Sale Debt Securities:							
Capital securities	$65,952	$(51,500)	$726	$(588)	$--	$14,590	$50,774

Assets Measured at Fair Value on a Non-recurring Basis

Certain assets are measured at fair value on a non-recurring basis. Such instruments are subject to fair value adjustments under certain circumstances (e.g., when there is evidence of impairment). The following tables present assets and liabilities that were measured at fair value on a non-recurring basis as of December 31, 2009 and 2008, and that were included in the Company's Consolidated Statements of Condition at these dates:

	Fair Value Measurements at December 31, 2009 Using			
(in thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Loans held for sale	$--	$ 4,729	$ --	$ 4,729
Certain impaired loans	--	--	139,848	139,848
	$--	$ 4,729	$ 139,848	$ 144,577

	Fair Value Measurements at December 31, 2008 Using			
(in thousands)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Loans held for sale	$--	$ 336	$ --	$ 336
Certain impaired loans	--	--	16,050	16,050
	$--	$ 336	$ 16,050	$ 16,386

The fair values of collateral-dependent impaired loans are determined using various valuation techniques, including consideration of appraised values and other pertinent real estate market data.

Other Fair Value Disclosures

Certain FASB guidance requires the disclosure of fair value information about the Company's on- and off-balance-sheet financial instruments. Quoted market prices, when available, are used as the measure of fair value. In cases where quoted market prices are not available, fair values are based on present-value estimates or other valuation techniques. Such fair values are significantly affected by the assumptions used, the timing of future cash flows, and the discount rate.

Because assumptions are inherently subjective in nature, estimated fair values cannot be substantiated by comparison to independent market quotes. Furthermore, in many cases, the estimated fair values provided would not necessarily be realized in an immediate sale or settlement of such instruments.

The following table summarizes the carrying values and estimated fair values of the Company's financial instruments at December 31, 2009 and 2008:

	December 31,			
	2009		2008	
(in thousands)	Carrying Value	Estimated Fair Value	Carrying Value	Estimated Fair Value
Financial Assets:				
Cash and cash equivalents	$ 2,670,857	$ 2,670,857	$ 203,216	$ 203,216
Securities held to maturity	4,223,597	4,249,662	4,890,991	4,827,801
Securities available for sale	1,518,646	1,518,646	1,010,502	1,010,502
FHLB stock	496,742	496,742	400,979	400,979
Loans, net	28,265,208	28,302,882	22,097,844	22,891,568
Mortgage servicing rights	10,582	10,582	3,568	3,568
Derivatives	18,253	18,253	--	--
Financial Liabilities:				
Deposits	$22,316,411	$22,373,559	$14,375,648	$14,445,003
Borrowed funds	14,164,686	15,271,668	13,496,710	15,165,647
Derivatives	261	261	--	--

The methods and significant assumptions used to estimate fair values for the Company's financial instruments are as follows:

Cash and Cash Equivalents

Cash and cash equivalents include cash and due from banks and federal funds sold. The estimated fair values of cash and cash equivalents are assumed to equal their carrying values, as these financial instruments are either due on demand or have short-term maturities.

Securities Held to Maturity and Available for Sale

If quoted market prices are not available for the specific security, then fair values are estimated by using pricing models, quoted prices of securities with similar characteristics, or discounted cash flows. These pricing models primarily use market-based or independently sourced market parameters as inputs, including, but not limited to, yield curves, interest rates, equity or debt prices, and credit spreads. In addition to observable market information, pricing models also incorporate transaction details such as maturity and cash flow assumptions.

Federal Home Loan Bank Stock

The fair value of FHLB stock approximates the carrying amount, which is at cost.

Loans

The loan portfolio is segregated into various components for valuation purposes in order to group loans based on their significant financial characteristics, such as loan type (mortgages or other) and payment status (performing or non-performing). The estimated fair values of mortgage and other loans are computed by discounting the anticipated cash flows from the respective portfolios. The discount rates reflect current market rates for loans with similar terms to borrowers of similar credit quality. The estimated fair values of non-performing mortgage and other loans are based on recent collateral appraisals.

The methods used to estimate the fair value of loans are extremely sensitive to the assumptions and estimates used. While management has attempted to use assumptions and estimates that best reflect the Company's loan portfolio and current market conditions, a greater degree of subjectivity is inherent in these values than in those determined in active markets. Accordingly, readers are cautioned in using this information for purposes of evaluating the financial condition and/or value of the Company in and of itself or in comparison with any other company.

Loans Held for Sale

Fair value is based on independent quoted market prices, where available, and adjusted as necessary for such items as servicing value, guaranty fee premiums, and credit spread adjustments.

Mortgage Servicing Rights

MSRs do not trade in an active market with readily observable prices. Accordingly, the Company utilizes a valuation model that calculates the present value of estimated future cash flows. The model incorporates various assumptions including estimates of prepayment speeds, discount rate, refinance rates, servicing costs, and ancillary income. The Company reassesses and periodically adjusts the underlying inputs and assumptions in the model to reflect market conditions and assumptions that a market participant would consider in valuing the MSR asset.

Derivative Financial Instruments

For exchange-traded futures and exchange-traded options, the fair value is based on observable quoted market prices in an active market. For forward commitments to buy and sell loans and mortgage-backed securities, the fair value is based on observable market prices for similar securities in an active market. For interest rate lock commitments for residential mortgage loans that the Company intends to sell, the fair value is based on internally developed models. The key model inputs primarily include the sum of the value of the forward commitment based on the loans' expected settlement dates, the value of MSRs arrived at by an independent MSR broker, government agency price adjustment factors, and historical interest rate lock commitment fall-out factors.

Deposits

The fair values of deposit liabilities with no stated maturity (i.e., NOW and money market accounts, savings accounts, and non-interest-bearing accounts) are equal to the carrying amounts payable on demand. The fair values of CDs represent contractual cash flows, discounted using interest rates currently offered on deposits with similar characteristics and remaining maturities. These estimated fair values do not include the intangible value of core deposit relationships, which comprise a significant portion of the Company's deposit base.

Borrowed Funds

The estimated fair value of borrowed funds is based either on bid quotations received from securities dealers or the discounted value of contractual cash flows with interest rates currently in effect for borrowed funds with similar maturities and structure.

Off-Balance-Sheet Financial Instruments

The fair values of commitments to extend credit and unadvanced lines of credit are estimated based on an analysis of the interest rates and fees currently charged to enter into similar transactions, considering the remaining terms of the commitments and the creditworthiness of the potential borrowers. The estimated fair values of such off-balance-sheet financial instruments were insignificant at December 31, 2009 and 2008.

NOTE 15: DERIVATIVE FINANCIAL INSTRUMENTS

The Company's derivative financial instruments consist of financial forward and futures contracts, interest rate lock commitments, swaps, and options. These derivatives relate to mortgage banking operations, MSRs, and other risk management activities, and seek to mitigate or reduce the Company's exposure to losses from adverse changes in interest rates. These activities will vary in scope based on the level and volatility of interest rates, the type of assets held, and other changing market conditions.

The Company held derivatives with a notional amount of $1.4 billion not designated as hedges at December 31, 2009. Changes in the fair value of these derivatives are reflected in current-period earnings.

The following table sets forth information concerning the Company's derivative financial instruments at December 31, 2009:

	December 31, 2009		
	Notional	Fair Value[1]	
(in thousands)	Amount	Gain	Loss
Derivatives Not Designated as Hedges:			
Mortgage banking:			
Treasury options	$ 115,000	$ 48	$ --
Eurodollar futures	300,000	--	261
Forward commitments to sell loans/mortgage-backed securities	552,000	15,741	--
Forward commitments to buy loans/mortgage-backed securities	50,000	1,831	--
Interest rate lock commitments	430,293	32	--
Total derivatives	$1,447,293	$17,652	$261

(1) Derivatives in a net gain position are recorded as other assets and derivatives in a net loss position are recorded as other liabilities in the Consolidated Statements of Condition.

The Company uses various financial instruments, including derivatives, in connection with strategies to reduce price risk resulting from changes in interest rates. Derivative instruments may include interest rate lock commitments entered into with borrowers or correspondents/brokers to acquire conforming fixed and adjustable rate residential mortgage loans that will be held for sale. Other derivative instruments include Treasury options and

Eurodollar futures. Gains or losses due to changes in the fair value of derivatives are recognized currently in earnings.

The Company enters into forward contracts to sell fixed rate mortgage-backed securities to protect against changes in the prices of conforming fixed rate loans held for sale. Forward contracts are entered into with securities dealers in an amount related to the portion of interest rate lock commitments that are expected to close. The value of these forward sales contracts moves inversely with the value of the loans in response to changes in interest rates.

To manage the price risk associated with fixed rate non-conforming mortgage loans, the Company generally enters into forward contracts on mortgage-backed securities or forward commitments to sell loans to approved investors. Short positions in Eurodollar futures contracts are used to manage price risk on adjustable rate mortgage loans held for sale.

The Company also purchases put and call options to manage the risk associated with variations in the amount of interest rate lock commitments that ultimately close.

In addition, the Company manages a portion of the risk associated with changes in the value of MSRs intended for sale. The general strategy for hedging the value of servicing assets is to purchase hedge instruments that gain value when interest rates fall, thereby offsetting the corresponding decline in the value of the MSRs. The Company purchases call options on Treasury futures and enters into forward contracts to purchase fixed rate mortgage-backed securities to offset the risk of declines in the value of MSRs.

The following table sets forth the effect of derivative instruments on the Consolidated Statement of Income for the period from December 4, 2009 (the date of the AmTrust acquisition) through December 31, 2009:

(in thousands)	Gain (Loss) Recognized in Non-Interest Income
Mortgage banking:	
Treasury options	$ (77)
Eurodollar futures	186
Forward commitments to buy/sell loans/mortgage-backed securities	16,224
Other management activities:	
Interest rate swaps	1,221
Total	$17,554

NOTE 16: RESTRICTIONS ON SUBSIDIARY BANKS

Various legal restrictions limit the extent to which the Company's subsidiary banks can supply funds to the Parent Company and its non-bank subsidiaries. The Company's subsidiary banks would require the approval of the Superintendent of the New York State Banking Department if the dividends they declared in any calendar year were to exceed the total of their respective net profits for that year combined with their respective retained net profits for the preceding two calendar years, less any required transfer to paid-in capital. The term "net profits" is defined as the remainder of all earnings from current operations plus actual recoveries on loans, investments, and other assets, after deducting from the total thereof all current operating expenses, actual losses, if any, and all federal, state, and local taxes. In 2009, the Banks together paid dividends of $300.0 million to the Parent Company; at December 31, 2009, the Banks together could have paid additional dividends of $258.9 million to the Parent Company without regulatory approval.

NOTE 17: PARENT COMPANY ONLY FINANCIAL INFORMATION

Following are the condensed financial statements for New York Community Bancorp, Inc. (parent company only):

Condensed Statements of Condition

(in thousands)	December 31, 2009	December 31, 2008
ASSETS:		
Cash and cash equivalents	$ 167,828	$ 129,306
Securities held to maturity	--	10,000
Securities available for sale	6,901	9,568
Investments in subsidiaries	5,674,751	4,581,446
Receivable from subsidiaries	3,619	2,848
Other assets	55,518	86,618
Total assets	$5,908,617	$4,819,786
LIABILITIES AND STOCKHOLDERS' EQUITY:		
Senior notes	$ 89,919	$ 89,888
Junior subordinated debentures	427,371	484,216
Other liabilities	24,425	26,436
Total liabilities	541,715	600,540
Stockholders' equity	5,366,902	4,219,246
Total liabilities and stockholders' equity	$5,908,617	$4,819,786

Condensed Statements of Income

(in thousands)	Years Ended December 31, 2009	2008	2007
Interest income	$ 1,837	$ 4,566	$ 6,911
Dividends received from subsidiaries	300,000	100,000	200,000
Loss on OTTI of securities	(13,200)	(35,332)	--
Gain on sale of securities	--	--	1,220
Gain (loss) on debt repurchases	8,792	--	(1,848)
Other income	881	1,104	1,415
Gross income	298,310	70,338	207,698
Operating expenses	41,134	53,297	60,633
Income before income tax benefit and equity in undistributed earnings of subsidiaries	257,176	17,041	147,065
Income tax benefit	(20,511)	(47,607)	(22,373)
Income before equity in undistributed earnings of subsidiaries	277,687	64,648	169,438
Equity in undistributed earnings of subsidiaries	120,959	13,236	109,644
Net income	$398,646	$ 77,884	$279,082

Condensed Statements of Cash Flows

(in thousands)	Years Ended December 31, 2009	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 398,646	$ 77,884	$ 279,082
Change in other assets	30,567	(61,386)	20,423
Change in other liabilities	(2,038)	19,725	(47,087)
Net gain on sale of securities	--	--	(1,220)
Gain on debt repurchases	(8,792)	--	--
Loss on OTTI of securities	13,200	35,332	--
Other, net	8,640	6,998	1,350
Equity in undistributed earnings of subsidiaries	(120,959)	(13,236)	(109,644)
Net cash provided by operating activities	319,264	65,317	142,904
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchase of securities available for sale	--	--	(29,158)
Proceeds from sale and repayment of securities	781	3,106	12,556
(Investments in) payments from subsidiaries, net	(937,771)	(76,971)	44,551
Net cash acquired in business combinations	--	--	2,698
Net cash (used in) provided by investing activities	(936,990)	(73,865)	30,647
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from issuance of common stock, net	1,012,148	339,153	--
Treasury stock purchases	(1,311)	(2,208)	(168)
Cash dividends paid on common stock	(347,554)	(333,509)	(310,205)
Net cash received from exercise of stock options	465	15,041	44,064
Net cash received from exercise of warrants	--	73	--
Repurchase of junior subordinated debentures	(7,500)	--	(83,123)
Issuance of junior subordinated debentures	--	--	82,475
Issuance of senior notes	--	89,888	--
Repayment of senior notes	--	(75,000)	(115,000)
Cash-in-lieu of fractional shares	--	--	(7)
Net cash provided by (used in) financing activities	656,248	33,438	(381,964)
Net increase (decrease) in cash and cash equivalents	38,522	24,890	(208,413)
Cash and cash equivalents at beginning of year	129,306	104,416	312,829
Cash and cash equivalents at end of year	$ 167,828	$ 129,306	$ 104,416

NOTE 18: REGULATORY MATTERS

The Company is subject to examination, regulation, and periodic reporting under the Bank Holding Company Act of 1956, as amended, which is administered by the Federal Reserve Board of Governors (the "FRB"). The FRB has adopted capital adequacy guidelines for bank holding companies (on a consolidated basis) that are substantially similar to those of the FDIC.

The following tables present the regulatory capital ratios for the Company at December 31, 2009 and 2008, in comparison with the minimum amounts and ratios required by the FRB for capital adequacy purposes:

At December 31, 2009	Leverage Capital		Risk-Based Capital Tier 1		Risk-Based Capital Total	
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total regulatory capital	$3,373,258	10.03%	$3,373,258	14.48%	$3,500,748	15.03%
Minimum for capital adequacy purposes	1,345,346	4.00	931,900	4.00	1,863,801	8.00
Excess	$2,027,912	6.03%	$2,441,358	10.48%	$1,636,947	7.03%

At December 31, 2008	Leverage Capital		Risk-Based Capital			
			Tier 1		Total	
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total regulatory capital	$2,336,142	7.84%	$2,336,142	11.49%	$2,430,510	11.96%
Minimum for capital adequacy purposes	1,192,108	4.00	813,069	4.00	1,626,138	8.00
Excess	$1,144,034	3.84%	$1,523,073	7.49%	$ 804,372	3.96%

In December 2009, the Company issued 69,000,000 shares of common stock in an offering that generated gross proceeds of $897.0 million and net proceeds (i.e., after issuance costs) of $864.9 million. These shares were issued in connection with the AmTrust acquisition on December 4, 2009 and the proceeds were used for general corporate purposes.

On May 23, 2008, the Company issued 17,871,000 shares of common stock in an offering that generated gross proceeds of $345.8 million and net proceeds (i.e., after issuance costs) of $339.2 million. Of the latter amount, $199.2 million served to offset the after-tax impact on stockholders' equity of prepaying $4.0 billion of wholesale and other borrowings in the second quarter of 2008; the remaining proceeds were used for general corporate purposes.

The Banks are subject to regulation, examination, and supervision by the New York State Banking Department and the FDIC (the "Regulators"). The Banks are also governed by numerous federal and state laws and regulations, including the FDIC Improvement Act of 1991, which established five categories of capital adequacy ranging from well capitalized to critically undercapitalized. Such classifications are used by the FDIC to determine various matters, including prompt corrective action and each institution's FDIC deposit insurance premium assessments. Capital amounts and classification are also subject to the Regulators' qualitative judgments about components of capital and risk weightings, among other factors.

The quantitative measures established to ensure capital adequacy require that banks maintain minimum amounts and ratios of leverage capital to average assets, and of Tier 1 and total capital to risk-weighted assets (as such measures are defined in the regulations). At December 31, 2009, the Banks exceeded all the capital adequacy requirements to which they were subject.

As of December 31, 2009, the most recent notifications from the FDIC categorized the Community Bank and the Commercial Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as well capitalized, a bank must maintain a minimum leverage capital ratio of 5.00%; a minimum Tier 1 risk-based capital ratio of 6.00%; and a minimum total risk-based capital ratio of 10.00%. In the opinion of management, no conditions or events have transpired since said notification to change these capital adequacy classifications.

The following tables present the actual capital amounts and ratios for the Community Bank at December 31, 2009 and 2008 in comparison to the minimum amounts and ratios required for capital adequacy purposes:

At December 31, 2009	Leverage Capital		Risk-Based Capital			
			Tier 1		Total	
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total regulatory capital	$2,998,757	9.47%	$2,998,757	13.77%	$3,113,792	14.29%
Minimum for capital adequacy purposes	1,266,987	4.00	871,308	4.00	1,742,615	8.00
Excess	$1,731,770	5.47%	$2,127,449	9.77%	$1,371,177	6.29%

At December 31, 2008	Leverage Capital		Risk-Based Capital			
			Tier 1		Total	
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total regulatory capital	$1,982,876	7.13%	$1,982,876	10.65%	$2,067,985	11.10%
Minimum for capital adequacy purposes	1,112,965	4.00	744,902	4.00	1,489,804	8.00
Excess	$ 869,911	3.13%	$1,237,974	6.65%	$ 578,181	3.10%

The following tables present the actual capital amounts and ratios for the Commercial Bank at December 31, 2009 and 2008 in comparison to the minimum amounts and ratios required for capital adequacy purposes:

			Risk-Based Capital			
At December 31, 2009	Leverage Capital		Tier 1		Total	
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total regulatory capital	$275,432	11.39%	$275,432	13.82%	$288,504	14.48%
Minimum for capital adequacy purposes	96,743	4.00	79,712	4.00	159,423	8.00
Excess	$178,689	7.39%	$195,720	9.82%	$129,081	6.48%

			Risk-Based Capital			
At December 31, 2008	Leverage Capital		Tier 1		Total	
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
Total regulatory capital	$253,797	10.33%	$253,797	12.77%	$263,083	13.23%
Minimum for capital adequacy purposes	98,298	4.00	79,521	4.00	159,042	8.00
Excess	$155,499	6.33%	$174,276	8.77%	$104,041	5.23%

NOTE 19: SUBSEQUENT EVENTS

The Company has evaluated whether any subsequent events that require recognition or disclosure in the accompanying financial statements and notes thereto have taken place through the date these financial statements were issued (March 1, 2010). The Company has determined that there are no such subsequent events.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Evaluation of Disclosure Controls and Procedures

Under the supervision, and with the participation, of our Chief Executive Officer and Chief Financial Officer, our management evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures pursuant to Rule 13a-15(b), as adopted by the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934 (the "Exchange Act"). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures were effective as of the end of the period covered by this annual report.

Disclosure controls and procedures are the controls and other procedures that are designed to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the reports that the Company files or submits under the Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

(b) Management's Report on Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Our system of internal control is designed under the supervision of management, including our Chief Executive Officer and Chief Financial Officer, to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of the Company's financial statements for external reporting purposes in accordance with U.S. generally accepted accounting principles ("GAAP").

Our internal control over financial reporting includes policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets; provide reasonable assurances that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures are made only in accordance with the authorization of management and the Boards of Directors of the Company and the Banks; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on our financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that the controls may become inadequate because of changes in conditions or that the degree of compliance with policies and procedures may deteriorate.

The Company acquired certain assets and assumed certain liabilities of AmTrust Bank on December 4, 2009. The scope of management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2009, excludes the internal control over financial reporting associated with total acquired assets of approximately $11.0 billion and net interest income associated with the acquired assets and assumed liabilities of approximately $22.8 million included in the consolidated financial statements of the Company as of and for the year ended December 31, 2009.

As of December 31, 2009, management assessed the effectiveness of the Company's internal control over financial reporting based upon the framework established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based upon its assessment, management believes that the Company's internal control over financial reporting as of December 31, 2009 is effective using these criteria.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2009 has been audited by KPMG LLP, an independent registered public accounting firm that audited the Company's consolidated financial statements as of and for the year ended December 31, 2009, as stated in their report, included in Item 8 on page 91, which expresses an unqualified opinion on the effectiveness of the Company's internal control over financial reporting as of December 31, 2009.

(c) Changes in Internal Control over Financial Reporting

There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fiscal quarter to which this report relates that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, AND CORPORATE GOVERNANCE

Information regarding our directors, executive officers, and corporate governance appears in our Proxy Statement for the Annual Meeting of Shareholders to be held on June 3, 2010 (hereafter referred to as our "2010 Proxy Statement"), under the captions "Information with Respect to Nominees, Continuing Directors, and Executive Officers," "Section 16(a) Beneficial Ownership Reporting Compliance," "Meetings and Committees of the Board of Directors," and "Corporate Governance," and is incorporated herein by this reference.

A copy of our Code of Business Conduct and Ethics, which applies to our Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, and Chief Accounting Officer, as officers of the Company, and all other senior financial officers of the Company designated by the Chief Executive Officer from time to time, is available at our web sites, www.myNYCB.com, www.NewYorkCommercialBank.com, and www.NYCBfamily.com, and will be provided, without charge, upon written request to the Corporate Secretary at 615 Merrick Avenue, Westbury, NY 11590.

ITEM 11. EXECUTIVE COMPENSATION

Information regarding executive compensation appears in our 2010 Proxy Statement under the captions "Compensation Committee Report," "Compensation Committee Interlocks and Insider Participation," "Compensation Discussion and Analysis," "Executive Compensation and Related Information," and "Director Compensation," and is incorporated herein by this reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table provides information regarding the Company's equity compensation plans at December 31, 2009:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights *(a)*	Weighted-average exercise price of outstanding options, warrants, and rights *(b)*	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) *(c)*
Equity compensation plans approved by security holders	13,037,564	$15.56	5,064,209
Equity compensation plans not approved by security holders	--	--	--
Total	13,037,564	$15.56	5,064,209

Information regarding security ownership of certain beneficial owners and management appears in our 2010 Proxy Statement, under the captions "Security Ownership of Certain Beneficial Owners" and "Information with Respect to Nominees, Continuing Directors, and Executive Officers," and is incorporated herein by this reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information regarding certain relationships and related transactions appears in our 2010 Proxy Statement, under the captions "Transactions with Certain Related Persons" and "Corporate Governance," and is incorporated herein by this reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information regarding principal accountant fees and services appears in our 2010 Proxy Statement, under the caption "Audit and Non-audit Fees," and is incorporated herein by this reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents Filed as Part of this Report

1. Financial Statements

The following are incorporated by reference from Item 8 hereof:

- Reports of Independent Registered Public Accounting Firm;
- Consolidated Statements of Condition at December 31, 2009 and 2008;
- Consolidated Statements of Income and Comprehensive Income for each of the years in the three-year period ended December 31, 2009;
- Consolidated Statements of Changes in Stockholders' Equity for each of the years in the three-year period ended December 31, 2009;
- Consolidated Statements of Cash Flows for each of the years in the three-year period ended December 31, 2009; and
- Notes to the Consolidated Financial Statements.

The following are incorporated by reference from Item 9A hereof:

- Management's Report on Internal Control over Financial Reporting; and
- Changes in Internal Control over Financial Reporting.

2. Financial Statement Schedules

Financial statement schedules have been omitted because they are not applicable or because the required information is provided in the Consolidated Financial Statements or Notes thereto.

3. Exhibits Required by Securities and Exchange Commission Regulation S-K

The following exhibits are filed as part of this Form 10-K and this list includes the Exhibit Index.

Exhibit No.	
2.1	Stock Purchase Agreement between New York Community Bancorp, Inc. and NBG International Holdings B.V., dated as of October 10, 2005(1)
2.2	Unconditional Guaranty Agreement between New York Community Bancorp, Inc. and the National Bank of Greece, dated as of October 10, 2005(1)
2.3	Purchase and Assumption Agreement - Whole Bank; All Deposits, among the Federal Deposit Insurance Corporation, receiver of AmTrust Bank, Cleveland, Ohio, the Federal Deposit Insurance Corporation, and New York Community Bank, dated as of December 4, 2009 (19)
3.1	Amended and Restated Certificate of Incorporation(2)
3.2	Certificates of Amendment of Amended and Restated Certificate of Incorporation(3)
3.3	Amended and Restated Bylaws(4)
4.1	Specimen Stock Certificate(5)
4.2	Registrant will furnish, upon request, copies of all instruments defining the rights of holders of long-term debt instruments of the registrant and its consolidated subsidiaries.
4.3	Equity Appreciation Instrument, dated December 4, 2009 (19)
10.1	Form of Employment Agreement between New York Community Bancorp, Inc. and Joseph R. Ficalora, Robert Wann, Thomas R. Cangemi, James J. Carpenter, and John J. Pinto(6)

10.2	Retirement Agreement between New York Community Bancorp, Inc. and Michael F. Manzulli[7]
10.3	Retirement Agreement between New York Community Bancorp, Inc. and James J. O'Donovan [7]
10.4	Synergy Financial Group, Inc. 2003 Stock Option Plan (as assumed by New York Community Bancorp, Inc. effective October 1, 2007)[8]
10.5	Synergy Financial Group, Inc. 2004 Stock Option Plan (as assumed by New York Community Bancorp, Inc. effective October 1, 2007)[8]
10.6	Form of Change in Control Agreements among the Company, the Bank, and Certain Officers[9]
10.7	Form of Queens County Bancorp, Inc. 1993 Incentive Stock Option Plan[10]
10.8	Form of Queens County Bancorp, Inc. 1993 Incentive Stock Option Plan for Outside Directors [10]
10.9	Form of Queens County Savings Bank Employee Severance Compensation Plan[9]
10.10	Form of Queens County Savings Bank Outside Directors' Consultation and Retirement Plan [9]
10.11	Form of Queens County Bancorp, Inc. Employee Stock Ownership Plan and Trust[9]
10.12	Incentive Savings Plan of Queens County Savings Bank[11]
10.13	Retirement Plan of Queens County Savings Bank[9]
10.14	Supplemental Benefit Plan of Queens County Savings Bank[12]
10.15	Excess Retirement Benefits Plan of Queens County Savings Bank[9]
10.16	Queens County Savings Bank Directors' Deferred Fee Stock Unit Plan[9]
10.17	New York Community Bancorp, Inc. 1997 Stock Option Plan[13]
10.18	Richmond County Financial Corp. 1998 Stock-Based Incentive Plan[14]
10.19	Amended and Restated Roslyn Bancorp, Inc. 1997 Stock-Based Incentive Plan[15]
10.20	Roslyn Bancorp, Inc. 2001 Stock-Based Incentive Plan[15]
10.21	Long Island Financial Corp. 1998 Stock Option Plan, as amended[16]
10.22	TR Financial Corp. 1993 Incentive Stock Option Plan, as amended and restated[15]
10.23	Haven Bancorp, Inc. Incentive Stock Option Plan, as amended and restated[17]
10.24	Haven Bancorp, Inc. 1996 Stock Option Plan, as amended and restated[17]
10.25	Haven Bancorp, Inc. Stock Option Plan for Outside Directors, as amended and restated[17]
10.26	Amended and Restated Bayonne Bancshares 1995 Stock Option Plan (as assumed by Richmond County Financial Corp.) [14]
10.27	Richmond County Financial Corp. Stock Compensation Plan[14]
10.28	New York Community Bancorp, Inc. Management Incentive Compensation Plan[18]
10.29	New York Community Bancorp, Inc. 2006 Stock Incentive Plan[18]
11.0	Statement Re: Computation of Per Share Earnings (See Note 2 to the Consolidated Financial Statements.)
12.0	Statement Re: Ratio of Earnings to Fixed Charges (attached hereto)
21.0	Subsidiaries information incorporated herein by reference to Part I, "Subsidiaries"
23.0	Consent of KPMG LLP, dated March 1, 2010 (attached hereto)
31.1	Rule 13a-14(a) Certification of Chief Executive Officer of the Company in accordance with Section 302 of the Sarbanes-Oxley Act of 2002 (attached hereto)
31.2	Rule 13a-14(a) Certification of Chief Financial Officer of the Company in accordance with Section 302 of the Sarbanes-Oxley Act of 2002 (attached hereto)

32.0	Section 1350 Certifications of the Chief Executive Officer and Chief Financial Officer of the Company in accordance with Section 906 of the Sarbanes-Oxley Act of 2002 (attached hereto)
101*	The following materials from the Company's Annual Report on Form 10-K for the year ended December 31, 2009, formatted in XBRL (Extensible Business Reporting Language): (i) the Consolidated Statements of Condition, (ii) the Consolidated Statements of Operations and Comprehensive Income, (iii) the Consolidated Statements of Changes in Stockholders' Equity, (iv) the Consolidated Statements of Cash Flows and (v) the Notes to Consolidated Financial Statements, tagged as blocks of text.

* Furnished, not filed.

(1) Incorporated herein by reference into this document from the Exhibits to Form 8-K filed with the Securities and Exchange Commission on October 14, 2005

(2) Incorporated by reference to Exhibits filed with the Company's Form 10-Q for the quarterly period ended March 31, 2001 (File No. 0-22278)

(3) Incorporated by reference to Exhibits filed with the Company's Form 10-K for the year ended December 31, 2003 (File No. 1-31565)

(4) Incorporated herein by reference into this document from the Exhibits to Form 8-K filed with the Securities and Exchange Commission on June 20, 2007

(5) Incorporated by reference to Exhibits filed with the Company's Registration Statement on Form S-1, Registration No. 33-66852

(6) Incorporated by reference to Exhibits filed with the Company's Form 8-K filed with the Securities and Exchange Commission on March 9, 2006

(7) Incorporated by reference to Exhibits filed with the Company's Form 10-Q for the quarterly period ended March 31, 2007 (File No. 001-31565)

(8) Incorporated herein by reference into this document from the Exhibits to Form S-8, Registration Statement filed on June 23, 2007, Registration No. 333-135279

(9) Incorporated by reference to Exhibits filed with the Registration Statement on Form S-1, Registration No. 33-66852

(10) Incorporated herein by reference into this document from the Exhibits to Form S-8, Registration Statement filed on October 27, 1994, Registration No. 33-85684

(11) Incorporated herein by reference into this document from the Exhibits to Form S-8, Registration Statement filed on October 27, 1994, Registration No. 33-85682

(12) Incorporated herein by reference into this document from the Exhibits filed with the 1995 Proxy Statement for the Annual Meeting of Shareholders held on April 19, 1995

(13) Incorporated by reference to Exhibits filed with the 1997 Proxy Statement for the Annual Meeting of Shareholders held on April 16, 1997, as amended as reflected in the Company's Proxy Statement for the Annual Meeting of Shareholders held on May 15, 2002

(14) Incorporated herein by reference into this document from the Exhibits to Form S-8, Registration Statement filed on July 31, 2001, Registration No. 333-66366

(15) Incorporated by reference into this document from the Exhibits to Form S-8, Registration Statement filed on November 10, 2003, Registration No. 333-110361

(16) Incorporated by reference into this document from the Exhibits to Form S-8, Registration Statement filed on January 9, 2006, Registration No. 333-130908

(17) Incorporated by reference into this document from the Exhibits to Form S-8, Registration Statement filed on December 15, 2000, Registration No. 333-51998

(18) Incorporated by reference into this document from the Exhibits filed with the 2006 Proxy Statement for the Annual Meeting of Shareholders held on June 7, 2006

(19) Incorporated by reference into this document from Exhibits filed with the Company's Form 8-K filed with the Securities and Exchange Commission on December 7, 2009

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 1, 2010

New York Community Bancorp, Inc.
(Registrant)

/s/ Joseph R. Ficalora
Joseph R. Ficalora
Chairman, President, and Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Joseph R. Ficalora 3/1/10
Joseph R. Ficalora
Chairman, President, and
Chief Executive Officer
(Principal Executive Officer)

/s/ Thomas R. Cangemi 3/1/10
Thomas R. Cangemi
Senior Executive Vice President and
Chief Financial Officer
(Principal Financial Officer)

/s/ John J. Pinto 3/1/10
John J. Pinto
Executive Vice President and
Chief Accounting Officer
(Principal Accounting Officer)

/s/ Donald M. Blake 3/1/10
Donald M. Blake
Director

/s/ Dominick Ciampa 3/1/10
Dominick Ciampa
Director

/s/ Maureen E. Clancy 3/1/10
Maureen E. Clancy
Director

/s/ Hanif W. Dahya 3/1/10
Hanif W. Dahya
Director

/s/ Robert S. Farrell 3/1/10
Robert S. Farrell
Director

/s/ William C. Frederick, M.D. 3/1/10
William C. Frederick, M.D.
Director

/s/ Max L. Kupferberg 3/1/10
Max L. Kupferberg
Director

/s/ Michael J. Levine 3/1/10
Michael J. Levine
Director

/s/ Hon. Guy V. Molinari 3/1/10
Hon. Guy V. Molinari
Director

/s/ James J. O'Donovan 3/1/10
James J. O'Donovan
Director

/s/ John M. Tsimbinos 3/1/10
John M. Tsimbinos
Director

/s/ Spiros J. Voutsinas 3/1/10
Spiros J. Voutsinas
Director

/s/ Robert Wann 3/1/10
Robert Wann
Senior Executive Vice President, Chief
Operating Officer, and Director

EXHIBIT 12.0

STATEMENT RE: RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)	Years Ended December 31, 2009	2008	2007
Including Interest Paid on Deposits:			
Earnings before income taxes	$ 593,149	$ 53,794	$ 402,099
Combined fixed charges:			
Interest expense on deposits	212,815	348,393	425,824
Interest expense on borrowed funds	516,472	581,241	524,391
Appropriate portion (1/3) of rent expenses	9,369	9,250	8,315
Total fixed charges	$ 738,656	$938,884	$ 958,530
Earnings before income taxes and fixed charges	$1,331,805	$992,678	$1,360,629
Ratio of earnings to fixed charges	1.80x	1.06x	1.42x
Excluding Interest Paid on Deposits:			
Earnings before income taxes	$ 593,149	$ 53,794	$402,099
Combined fixed charges:			
Interest expense on borrowed funds	516,472	581,241	524,391
Appropriate portion (1/3) of rent expenses	9,369	9,250	8,315
Total fixed charges	$ 525,841	$590,491	$532,706
Earnings before income taxes and fixed charges	$1,118,990	$644,285	$934,805
Ratio of earnings to fixed charges	2.13x	1.09x	1.75x

EXHIBIT 23.0

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
New York Community Bancorp, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-146512, 333-135279, 333-130908, 333-110361, 333-105901, 333-89826, 333-66366, 333-51998, and 333-32881) on Form S-8, and the registration statements (Nos. 333-129338, 333-105350, 333-100767, 333-86682, 333-150442, and 333-152147) on Form S-3 of New York Community Bancorp, Inc. (the "Company") of our reports dated March 1, 2010 relating to (i) the consolidated statements of condition of New York Community Bancorp, Inc. and subsidiaries as of December 31, 2009 and 2008, and the related consolidated statements of income and comprehensive income, changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2009, and (ii) the effectiveness of internal control over financial reporting as of December 31, 2009, which reports appear in the December 31, 2009 annual report on Form 10-K of New York Community Bancorp, Inc.

Our report refers to a change in the Company's method of evaluating other-than-temporary impairment of debt securities due to the adoption of new accounting requirements issued by the Financial Accounting Standards Board, as of April 1, 2009.

KPMG LLP
New York, New York
March 1, 2010

NEW YORK COMMUNITY BANCORP, INC.

CERTIFICATIONS

I, Joseph R. Ficalora, certify that:

1. I have reviewed this annual report on Form 10-K of New York Community Bancorp, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

DATE: March 1, 2010

BY: /s/ Joseph R. Ficalora
Joseph R. Ficalora
Chairman, President, and Chief Executive Officer
(Duly Authorized Officer)

EXHIBIT 31.2

NEW YORK COMMUNITY BANCORP, INC.

CERTIFICATIONS

I, Thomas R. Cangemi, certify that:

1. I have reviewed this annual report on Form 10-K of New York Community Bancorp, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

DATE: March 1, 2010

BY: /s/ Thomas R. Cangemi
Thomas R. Cangemi
Senior Executive Vice President and
Chief Financial Officer
(Principal Financial Officer)

EXHIBIT 32.0

NEW YORK COMMUNITY BANCORP, INC.

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADDED BY SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of New York Community Bancorp, Inc. (the "Company") on Form 10-K for the fiscal year ended December 31, 2009 as filed with the Securities and Exchange Commission (the "Report"), the undersigned certify, pursuant to 18 U.S.C. Section 1350, as added by Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of and for the period covered by the Report.

DATE: March 1, 2010

BY: /s/ Joseph R. Ficalora
Joseph R. Ficalora
Chairman, President, and Chief Executive Officer
(Duly Authorized Officer)

BY: /s/ Thomas R. Cangemi
Thomas R. Cangemi
Senior Executive Vice President and
Chief Financial Officer
(Principal Financial Officer)

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NYCB

New York Community Bancorp, Inc.

615 Merrick Avenue, Westbury, New York 11590
(516) 683-4100 www.myNYCB.com